File No.82-35030

07023503

Our Ref: BOC/BSHK(2007)028(JY)

4 May 2007

BY COURIER

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION RECEIVED MAY 08 2007 WASH, D.C. 185

BEST AVAILABLE COPY SUPPL

Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of each of the documents, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact our Mr. Zhang Handong at (8610) 6659 4567 or our Ms. Huang Xuefei at (852) 2826 6469.

Yours faithfully,
For and on behalf of
Bank of China Limited

PROCESSED
MAY 17 2007
THOMSON FINANCIAL

Jason C.W. Yeung
Company Secretary

Encl.

List of Documents Furnished

1. Overseas regulatory announcement in Hong Kong, dated 17 April 2007, in relation to announcement regarding appointment of senior management.

2. Overseas regulatory announcement in Hong Kong, dated 19 April 2007, in relation to announcement regarding the change of sponsor of Bank of China Limited.

3. 2006 Annual Report to holders of H shares (stock code: 3988);

4. Circular to holders of H shares in relation to Notice of Annual General Meeting and proposed amendments to the Articles of Association etc;

5. Proxy Form for Annual General Meeting to holders of H shares;

6. Reply Slip for Annual General Meeting to holders of H shares;

7. 2nd letter to holders of H shares in relation to 2006 Annual Report;

8. 2nd letter to holders of H shares in relation to posting of 2006 Annual Report on the Company's website.

9. Notice of Annual General Meeting published in newspapers in Hong Kong on 25 April 2007.

10. Announcement on Report for the First Quarter ended 31 March 2007 published in newspapers in Hong Kong on 30 April 2007.

11. Overseas regulatory announcement in Hong Kong, dated 30 April 2007, in relation to announcement regarding resolutions of the Board of Directors.

12. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 30 April 2007 filed by the Bank with the Stock Exchange of Hong Kong Limited.

13. Announcement regarding appointment of senior management published in Mainland, PRC on 17 April 2007.

14. Announcement regarding the change of sponsor of Bank of China Limited published in Mainland, PRC on 19 April 2007.

15. Bank of China Limited Notice of Annual General Meeting published in Mainland, PRC on 25 April 2007.

16. Bank of China Limited Meeting Materials of 2006 Annual General Meeting to holders of A shares.

17. 2006 Annual Report for A Shares (stock code: 601988)

18. Announcement on Report for the First Quarter ended 31 March 2007 published in Mainland, PRC on 30 April 2007.

19. Announcement regarding resolutions of the Board of Directors published in Mainland, PRC on 30 April 2007

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(The "Bank")
(Stock Code: 3988)

OVERSEAS REGULATORY ANNOUNCEMENT

Pursuant to relevant regulations in the People's Republic of China (the "PRC"), the Bank will publish an "Announcement Regarding Appointment of Senior Management" on 17 April 2007 in newspapers in the PRC. The following is a reproduction of the announcement for information purpose only.

17 April 2007

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, ZHANG Jinghua, YU Erniu*, ZHU Yan*, ZHANG Xinze*, HONG Zhihua*, HUANG Haibo*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, HUA Qingshan, LI Zaohang, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN# and Alberto TOGNI#.*

* *Non-executive directors*
\# *Independent non-executive directors*

Announcement Regarding Appointment of Senior Management

Bank of China Limited and all members of Board of Directors warrant that the information disclosed is authentic, accurate and complete, and contains no false representations, misleading statements or material omissions.

The Board of Directors of Bank of China Limited ("Bank of China" or the "Bank") has approved the appointment of Mr. Ng Peng Khian as Chief Audit Officer of the Bank. Mr. Ng Peng Khian's qualification has also been approved by competent regulatory authorities.

Mr. Ng Peng Khian, 51, holds Singaporean Citizenship. Prior to joining the Bank, he worked in DBS Bank as Managing Director and Chief Internal Auditor, and subsequently served as the Senior Vice President and Head of Internal Audit in CISCO Security Pte Ltd. Mr. Ng holds qualifications of Certified Internal Auditor and Certified Information Systems Auditor. Mr. Ng possesses extensive experience in the internal auditing of banks through working in such area for more than 20 years.

The announcement is hereby made.

Board of Directors of Bank of China Limited
17 April 2007

中國銀行
BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(The "Bank")

(Stock Code: 3988)

OVERSEAS REGULATORY ANNOUNCEMENT

Pursuant to relevant regulations in the People's Republic of China (the "PRC"), the Bank will publish an "Announcement regarding the change of sponsor of Bank of China Limited" on 19 April 2007 in newspapers in the PRC. The following is a reproduction of the announcement for information purpose only.

19 April 2007

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, ZHANG Jinghua, YU Erniu*, ZHU Yan*, ZHANG Xinze*, HONG Zhihua*, HUANG Haibo*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, HUA Qingshan, LI Zaohang, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN# and Alberto TOGNI#.*

* *Non-executive directors*
\# *Independent non-executive directors*

Announcement regarding the change of sponsor of Bank of China Limited

Bank of China Limited ("the Bank") and all members of the Board of Directors of the Bank warrant that the information disclosed is authentic, accurate and complete, and contains no false representations, misleading statements or material omissions.

The Bank recently received a notice from China Galaxy Securities Company Limited and was notified that China Galaxy Securities Company Limited had purchased the businesses of underwriting of securities, investment banking and relevant securities assets of the original China Galaxy Securities Co., Ltd according to the approval for the opening of China Galaxy Securities Company Limited (CSRC Jigou Zi No. 322) released by CSRC as at Dec. 29, 2006. Accordingly, it is hereby notified that one of the Bank's sponsors has been changed from the original China Galaxy Securities Co., Ltd to China Galaxy Securities Company Limited since April 6, 2007.

The announcement is hereby notified.

Board of Directors
Bank of China Limited
April 19, 2007

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Bank of China Limited (中國銀行股份有限公司), you should at once hand this circular and the accompanying proxy form, reply slip for Annual General Meeting and, if applicable, the 2006 Annual Report to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 3988)

2006 Annual Report
Working Reports of the Board of Directors and Board of Supervisors
2006 Annual Financial Statements
2007 Annual Budget
2006 Profit Distribution Plan
Re-appointment of External Auditors
Amendments to the Procedural Rules
Election and Re-election of Directors
Remuneration Schemes for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and Independent Non-executive Directors
2006 Performance Appraisal Results and Performance Bonus Plans for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and the Supervisors
Duty Report of the Independent Non-executive Directors
Amendments to the Articles of Association
and
Notice of Annual General Meeting

A notice convening the Annual General Meeting of Bank of China Limited to be held at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China on Thursday, 14 June 2007 at 3:00 p.m. (registration will begin at 1:00 p.m.) is set out in pages 4 to 12 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice of the Annual General Meeting and to complete and return the enclosed proxy form, in accordance with the instructions printed thereon. For holders of H Shares, the proxy form should be returned to the Bank's H Share Registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form should be returned to the Bank's Board Secretariat Department in person or by post not less than 24 hours before the time stipulated for convening the Annual General Meeting or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending, and voting at, the Annual General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Annual General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Bank's Board Secretariat Department (for holders of A Shares) on or before 23 May 2007.

25 April 2007

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"A Shares"	domestic shares of RMB1.00 each in the share capital of the Bank which are listed on the Shanghai Stock Exchange;
"AGM" or "Annual General Meeting"	the annual general meeting of the Bank to be held on Thursday, 14 June 2007 at 3:00 p.m. (registration will begin at 1:00 p.m.) at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the PRC;
"Bank"	Bank of China Limited (中國銀行股份有限公司), a joint stock limited company incorporated in the PRC and the H Shares and A Shares of which are listed on the Hong Kong Stock Exchange (stock code: 3988) and the Shanghai Stock Exchange (stock code: 601988), respectively;
"Board" or "Board of Directors"	the Board of Directors of the Bank;
"BOCHK Holdings"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong and its ordinary shares are listed on the Hong Kong Stock Exchange (stock code: 2388);
"Company Law" or "PRC Company Law"	the Company Law of the PRC (as amended from time to time);
"Group"	Bank of China Limited and all its subsidiaries;
"H Shares"	overseas listed foreign shares of RMB1.00 each in the share capital of the Bank which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"PRC"	the People's Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region of the PRC, and Taiwan;
"RMB"	Renminbi, the lawful currency of the PRC.
"Share(s)"	share(s) of RMB1.00 each in the share capital of the Bank, including A Shares and H Shares.

中國銀行
BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

Board of Directors:
Chairman:
Mr. XIAO Gang

Executive Directors:
Mr. LI Lihui *(Vice-chairman and President)*
Mr. HUANG Qingshan
Mr. LI Zaohang

Non-executive Directors:
Mr. ZHANG Jinghua
Mr. YU Erniu
Mdm. ZHU Yan
Mr. ZHANG Xinze
Mdm. HONG Zhihua
Mdm. HUANG Haibo
Sir Frederick Anderson GOODWIN
Mr. SEAH Lim Huat Peter

Independent Non-executive Directors:
Mr. Anthony Francis NEOH
Mr. William Peter COOKE
Mr. Patrick de SAINT-AIGNAN
Mr. Alberto TOGNI

Registered Office:
No. 1 Fuxingmen Nei Dajie
Xicheng District
Beijing 100818
The PRC

Place of Business in Hong Kong:
8th Floor
Bank of China Tower
1 Garden Road
Hong Kong

25 April 2007

Dear H Shareholders,

1. INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the AGM to be held on Thursday, 14 June 2007 at 3:00 p.m. at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the PRC.

The purpose of this circular is to provide you with the notice of the AGM and to provide you with all the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

2. BUSINESS TO BE CONSIDERED AT THE AGM

The items of business to be considered at the AGM are described in detail in the notice of the AGM set out in pages 4 to 12 of this circular. At the AGM, ordinary resolutions will be proposed to approve the (i) 2006 Annual Report; (ii) working reports of the Board of Directors and the Board of Supervisors; (iii) 2006 annual financial statements; (iv) 2007 annual budget; (v) 2006 profit distribution plan; (vi) re-appointment of external auditors; (vii) amendments to the procedural rules; (viii) election and re-election of directors; (ix) remuneration schemes for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and Independent Non-executive Directors; (x) 2006 performance appraisal results and performance bonus plans for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and the Supervisors; and a special resolution will be proposed to amend the Articles of Association. In order to enable you to have a better understanding on the resolutions to be proposed at the AGM and to make an informed decision thereof, we have provided in this circular background information to the resolutions to be proposed at the AGM (see Appendix I), the amended procedural rules for shareholders' meetings (see Appendix II), the amended procedural rules for Board of Directors (see Appendix III), the amended procedural rules for Board of Supervisors (see Appendix IV), biographical details of the directors to be elected and re-elected (see Appendix V), remuneration schemes for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and Independent Non-executive Directors (see Appendix VI), 2006 performance appraisal results and performance bonus plans for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and the Supervisors (see Appendix VII) and the duty report of the independent non-executive directors (see Appendix VIII).

3. THE AGM

The proxy form and the reply slip of the AGM are also enclosed.

If you intend to appoint a proxy to attend the AGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereof. For holders of H Shares, the proxy form should be returned to Computershare Hong Kong Investor Services Limited and for holders of A Shares, the proxy form should be returned to the Bank's Board Secretariat Department not less than 24 hours before the time stipulated for convening the AGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending, and voting at, the AGM or at any adjourned meeting if you so wish.

If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Bank's Board Secretariat Department (for holders of A Shares) on or before 23 May 2007.

4. PROCEDURES FOR DEMANDING POLL BY SHAREHOLDERS

According to article 95 of the Bank's Articles of Association, resolutions at a shareholders' general meeting shall be decided by show of hands unless a poll is demanded before or after any vote on a show of hands. A poll may be demanded by (i) the Chairman of the meeting; or (ii) at least two shareholders entitled to vote, present in person or by proxy; or (iii) one or more shareholders present in person or by proxy holding individually or jointly 10% (inclusive) or more of the shares carrying the right to vote at the meeting. As a good corporate governance practice, the Chairman of the meeting has indicated that he would direct that each of the resolutions set out in the notice of the AGM be voted on by poll. Results of the poll voting will be published in the press and on the Bank's website at www.boc.cn and the Hong Kong Stock Exchange's website at www.hkex.com.hk in due course.

5. RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Bank and its shareholders as a whole. Accordingly, the Board recommends shareholders to vote in favour of all the proposed resolutions.

Yours faithfully,
By order of the Board
Bank of China Limited
XIAO Gang
Chairman

中國銀行
BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Bank of China Limited (the "Bank") will be held on Thursday, 14 June 2006 at 3:00 p.m. (registration will begin at 1:00 p.m.) at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China for the purpose of considering, and if though fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1. To consider and approve the 2006 Annual Report of the Bank.

2. To consider and approve the 2006 working report of the Board of Directors of the Bank.

3. To consider and approve the 2006 working report of the Board of Supervisors of the Bank.

4. To consider and approve the 2006 annual financial statements of the Bank.

5. To consider and approve the 2007 annual budget of the Bank.

6. To consider and approve the 2006 profit distribution plan of the Bank.

7. To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited and PricewaterhouseCoopers Hong Kong as the external auditors of the Bank for 2007.

8. To consider and approve amendments to the Bank's Procedural Rules for Shareholders' Meetings.

9. To consider and approve amendments to the Bank's Procedural Rules for Board of Directors.

10. To consider and approve amendments to the Bank's Procedural Rules for Board of Supervisors.

11. To consider and approve the election and re-election of directors of the Bank.

12. To consider and approve the remuneration schemes for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and Independent Non-executive Directors of the Bank.

13. To consider and approve the 2006 performance appraisal results and performance bonus plans for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and the Supervisors.

14. To consider the duty report of Independent Non-executive Directors of the Bank. Note 9

SPECIAL RESOLUTION

15. To amend the Articles of Association of the Bank.

"**THAT** the Articles of Association of the Bank be amended as follows:

(1) Article 1: "The Articles of Association (hereinafter referred to as the "Articles") is formulated in accordance with the Company Law of the People's Republic of China (hereinafter referred to as "Company Law"), Commercial Banking Law of the People's Republic of China (hereinafter referred to as "Commercial Banking Law"), Special Provisions on Companies Limited by Shares Issuing Shares and Offshore Public Listing by the State Council (hereinafter referred to as "Special Provisions"), Prerequisite Clauses of Articles of Association of Companies Seeking for Offshore Public Listing (hereinafter referred to as "Prerequisite Clauses") and other relative laws, administrative regulations and rules, for the purpose of protecting the legitimate rights and interests of Bank of China Limited (hereinafter referred to as the "Bank or "BOC"), its shareholders and creditors, and standardizing the organization and activities of the Bank." is proposed to be amended as:

"Article 1 The Articles of Association (hereinafter referred to as the "Articles") is formulated in accordance with the Company Law of the People's Republic of China (hereinafter referred to as "Company Law"), the Securities Law of the People's Republic of China (hereinafter referred to as "Securities Law"), Commercial Banking Law of the People's Republic of China (hereinafter referred to as "Commercial Banking Law"), Special Provisions on Companies Limited by Shares Issuing Shares and Offshore Public Listing by the State Council (hereinafter referred to as "Special Provisions"), Prerequisite Clauses of Articles of Association of Companies Seeking for Offshore Public Listing (hereinafter referred to as "Prerequisite Clauses") and other relevant laws, administrative regulations and rules, for the purpose of protecting the legitimate rights and interests of Bank of China Limited (hereinafter referred to as the "Bank or "BOC"), its shareholders and creditors, and regulating the organization and activities of the Bank."

(2) Article 24: "1. offering new shares to non-specific investors" is proposed to be amended to:

"1. public offering; 2. private placing"

(3) Section 1 of Article 65: "Shareholders' meeting shall be the body of authority of the Bank. It shall exercise the following functions and powers according to law: 1. Decide on the business operation policies, review and approve material investment plans of the Bank that are required to be submitted to shareholders' meeting for approval; 2. Elect and replace directors and decide on matters concerning the remuneration of directors; 3. Elect and replace the supervisors appointed from the shareholder representatives and external supervisors, and decide on matters concerning the remuneration of supervisors; 4. Examine and approve reports of the board of directors; 5. Examine and approve reports of the board of supervisors; 6. Examine and approve the Bank's annual financial budget and final account proposals; 7. Examine and approve the Bank's plans for profit distribution and loss make-up; 8. Adopt resolutions concerning the increase or reduction of the Bank's registered capital; 9. Adopt resolutions on matters such as merger, division, dissolution,

liquidation or change of incorporation nature of the Bank; 10. Adopt resolutions on bonds issuance by the Bank; 11. Adopt resolutions on any other issuance of securities and public listing plans; 12. Amend the Articles of the Bank; 13. Adopt resolutions on the appointment or dismissal or cessation of appointment of accounting firms by the Bank; 14. Examine proposals raised by the shareholders representing 3% or more of the Bank's voting shares; and 15. Examine other matters to be resolved by shareholders' meeting under laws, administrative regulations, listing rules of the place of listing and the Articles." is proposed to be amended as:

"Shareholders' meeting shall be the body of authority of the Bank. It shall exercise the following functions and powers according to law: 1. Decide on the business operation policies, review and approve material investment plans of the Bank that are required to be submitted to shareholders' meeting for approval; 2. Elect and replace directors and decide on matters concerning the remuneration of directors; 3. Elect and replace the supervisors appointed from the shareholder representatives and the external supervisors, and decide on matters concerning the remuneration of supervisors; 4. Examine and approve reports of the board of directors; 5. Examine and approve reports of the board of supervisors; 6. Examine and approve proposals on the Bank's annual financial budget and financial statements; 7. Examine and approve the Bank's plans for profit distribution and loss make-up; 8. Adopt resolutions concerning the increase or reduction of the Bank's registered capital; 9. Adopt resolutions on matters such as merger, division, dissolution, liquidation or change of nature of organization of the Bank; 10. Adopt resolutions on bonds issuance by the Bank; 11. Adopt resolutions on any other issuance of securities and public listing plans; 12. Amend the Articles of the Bank; 13. Adopt resolutions on the appointment or dismissal or cessation of appointment of accounting firms by the Bank; 14. Examine and approve the purchase or sale of material assets that exceeding 30% of the latest audited total assets; 15. Examine and approve the change of use of capital raised; 16. Examine and approve share incentive scheme; 17. Examine and approve proposals raised by the shareholders individually or in aggregate representing 3% or more of the Bank's voting shares; and 18. Examine and approve other matters to be resolved by shareholders' meeting under laws, administrative regulations, listing rules of the place of listing and the Articles."

(4) The following is proposed to be added immediately after Article 66:

"The venue of a shareholders' meeting of the Bank shall be the domicile of the Bank or any other place resolved by the board of directors."

(5) Article 77: "Legal person shareholders shall be represented by its legal representative or proxy entrusted by its legal representative to attend the meeting. Legal representative attending the meeting shall present his/her identification card, effective proof to his/her qualification as a legal representative and certificate of shareholding. When a proxy is entrusted to attend the meeting, he/she shall present his/her identification card, written proxy or authorization letter issued by the legal representative of the legal person shareholder and certificate of shareholding." is proposed to be amended as:

"Individual shareholder attending the meeting in person shall present his/her identification card, effective certificate/proof of his/her identification and certificate of shareholding. When a proxy attends the meeting in place of the shareholder, he/she shall present his/her valid identification card, written proxy or authorization letter issued by the individual shareholder.

Legal person shareholders shall be represented by its legal representative or proxy entrusted by its legal representative to attend the meeting. Legal representative attending the meeting shall present his/her identification card, effective proof of his/her qualification as a legal representative. When a proxy is entrusted to attend the meeting, he/she shall present his/her identification card, written proxy or authorization letter issued by the legal representative of the legal person shareholder."

(6) Article 83: "Two or more shareholders ("Proposing Shareholders") holding a total of 10% or more of the shares carrying voting right of the Bank may sign one or more written requests of identical form and substance requesting the board of directors to convene an extraordinary shareholders' meeting or a meeting of shareholders of different categories and stating the subject of the meeting. The Proposing Shareholders shall make sure that the content of the proposal is in compliance with laws, administrative regulations and the Articles. The aforesaid shareholding shall be calculated as of the day on which the written request is made." is proposed to be amended as:

"Shareholders ("Proposing Shareholders") individually or in aggregate holding a total of 10% or more of the shares of the Bank have the right to request in writing to the board of directors to convene an extraordinary shareholders' meeting or a meeting of shareholders of different categories. Two or more shareholders holding a total of 10% or more of the shares carrying voting right of the Bank may sign one or more written requests of identical form and substance requesting the board of directors to convene a meeting of shareholders of different categories and stating the subject of the meeting. The Proposing Shareholders shall ensure that the content of the proposal is in compliance with laws, administrative regulations and the Articles. The aforesaid shareholding shall be calculated as of the day on which the written request is made."

(7) Article 89: "Any shareholders who hold, severally or jointly with others, 3% or more voting shares of the Bank shall have the right to propose and submit in writing to the board of directors special proposals 10 days prior to the convening of shareholders' meeting. The Bank shall notify other shareholders within 2 days of receipt of such proposals and include in the agenda for the meeting the matters in the proposals that fall within the scope of duties of the shareholders' meeting.

The contents of a special proposal shall fall within the scope of duties of the shareholders' meeting and shall contain definite subject and specific matters to be decided." is proposed to be amended as:

"The board of directors, the board of supervisors, and any shareholders who hold, individually or in aggregate, 3% or more voting shares of the Bank shall have the right to propose a resolution in shareholders' meeting.

Any shareholders who hold, individually or in aggregate, 3% or more voting shares of the Bank shall have the right to propose and submit in writing to the board of directors interim proposals 10 days prior to convening the shareholders' meeting. The Bank shall notify other shareholders within 2 days of receipt of such proposals and include in the agenda for the meeting the matters in the proposals that fall within the scope of duties of the shareholders' meeting. The contents of an interim proposal shall fall within the scope of duties of the shareholders' meeting and shall contain definite subject and specific matters to be decided.

Except as prescribed for in the above paragraph, after having circulated the notice for shareholders' meeting, the convener shall not change the proposals included in the notice for shareholders' meeting or add any new proposals.

Shareholders shall not vote and resolve on a proposal which is not included in the notice for a shareholder meeting or one which is not in compliance with Article 91."

(8) Article 101: "The following items shall be adopted in the form of special resolutions: 1. Increase or reduction of the Bank's registered capital or issuance of any category of shares, warrants of share subscription or other similar securities; 2. Issuance of the Bank's bonds; 3. Plans of issuance of other securities or public listing; 4. Purchase or sale of material assets or provision of security interest with an amount of more than 30% of the Bank's total assets value within one year period; 5. Division, merger, dissolution, liquidation or change of organizational form of the Bank; 6. Amendment to the Articles; 7. Repurchase of shares of the Bank; and 8. Other matters stipulated by the Articles and decided in ordinary resolutions adopted by the shareholders' meeting as having significant impact on the Bank and requiring adoption by way of special resolutions." is proposed to be amended as:

"The following items shall be adopted in the form of special resolutions: 1. Increase or reduction of the Bank's registered capital or issuance of any category of shares, warrants of share subscription or other similar securities; 2. Issuance of the Bank's bonds; 3. Plans of issuance of other securities or public listing; 4. Purchase or sale of material assets or provision of security interest having the value of more than 30% of the Bank's total assets within a one year period; 5. Division, merger, dissolution, liquidation or change of nature of organization of the Bank; 6. Amendment to the Articles; 7. Repurchase of shares of the Bank in accordance with Article 29.1.1, Article 29.1.2, and Article 29.1.3; 8. Share incentive scheme; and 9. Other matters stipulated by the laws, regulations, Articles and resolutions which have been adopted by ordinary resolutions of a shareholders meeting as having significant impact on the Bank and requiring adoption by way of special resolution."

(9) Article 108: "Shareholders' meeting shall maintain meeting minutes, which shall record the following information: 1. The number of voting shares held by shareholders who attend shareholders' meeting, and its proportion to the total number of shares of the Bank; 2. The convening date and venue of the meeting; 3. Name of the chairman of the meeting and agenda of the meeting; 4. Key points of the speech by each speaker on every item for resolution; 5. The voting result on each item for resolution; 6. The resolutions regarding the proposals raised by shareholders shall list out the name or trade name of the shareholders, the shareholding percentage and the content of such proposals; 7. Shareholders' enquiries and suggestions, and the answers and explanation of board of directors and the board of supervisors; 8. Other contents deemed as necessary by shareholders' meeting and stipulated under the Articles to be recorded in minutes of shareholders' meeting." is proposed to be amended as:

"Minutes of meetings shall be kept for shareholders' meeting, and the secretary of the board of directors shall be responsible for such minutes. The meeting minutes shall record the following information: 1. The number of voting shares held by shareholders who attend shareholders' meeting, and its proportion to the total number of shares of the Bank; 2. The convening date and venue of the meeting; 3. Name of the chairman of the meeting, agenda of the meeting and the name of the convener; 4. Key points of the speech by each speaker on every item for resolution; 5. The voting result on each item for resolution; 6.

The resolutions regarding the proposals raised by shareholders shall list out the name or trade name of the shareholders, the shareholding percentage and the content of such proposals; 7. Shareholders' enquiries and suggestions, and the answers and explanation of board of directors and the board of supervisors; 8. Names of Lawyer, tally clerk and scrutineer; 9. Other contents deemed as necessary by shareholders' meeting and stipulated under the Articles to be recorded in minutes of shareholders' meeting."

(10) Article 109: "Minutes of shareholders' meeting shall be signed by the chairman of the meeting, attending directors and recorder, and filed by the board secretary at the Bank's domicile for the Bank's record at the Bank's domicile, together with the signature book of the attending directors and proxy letters of the proxies." is proposed to be amended as:

"Minutes of shareholders' meeting shall be signed the chairman of the meeting, attending directors, supervisors, the secretary of the board of directors, the convener or its representative and the recorder, and filed by the board secretary for the Bank's record at the Bank's domicile, together with the signature book of the attending directors and proxy letters of the proxies."

(11) Article 112: "The board of directors can engage lawyers to witness the shareholders' meeting and issue legal opinions. The board of directors can engage notaries to witness the shareholders' meeting." is proposed to be amended as:

"The board of directors shall engage lawyers to issue legal opinions and make announcement in respect of the following issues:

1. Whether the taking place of and the procedures for the shareholder meeting is in compliance with the laws, regulations and this Article;

2. Whether the qualification of the person attending the shareholder meeting and the person convening the shareholder meeting are valid;

3. Whether the voting procedure and consequence are valid;

4. Other matters as required by the Bank."

(12) Article 128: "If the resignation of a director causes the number of directors on the Bank's board of directors to fall below the minimum number of directors required by law, the resignation of such director shall only become effective after his/her successor fills the vacancy of director caused by such resignation. If the resignation of an independent director causes the number of independent directors on the Bank's board of directors to fall below the minimum number of independent directors required by law, the written resignation of such independent director shall only become effective after his/her successor fills the vacancy of independent director caused by such resignation.

Board of directors shall convene an extraordinary shareholders' meeting at the earliest opportunity to elect a director to fill the vacancy." is proposed to be amended as:

"If the resignation of a director causes the number of directors on the Bank's board of directors to fall below the minimum number of directors required by law, the resignation of such director shall only become effective after his/her successor fills the vacancy of director caused by such resignation. If the resignation of an independent director causes the

number of independent directors on the Bank's board of directors to fall below the minimum number of independent directors required by law, the written resignation of such independent director shall only become effective after his/her successor fills the vacancy of independent director caused by such resignation.

Unless the resignation falls within the circumstances stated above, the resignation becomes effective when the resignation report is submitted to the board of directors.

Board of directors shall convene an extraordinary shareholders' meeting at the earliest opportunity to elect a director to fill the vacancy."

(13) The following is proposed to be added after Article 252:

"A notice sent by the bank may be made by way of an announcement; Once announced, the notice is deemed as being received by all relevant parties."

(14) Section 4 of Article 267: "pay off outstanding taxes" is proposed to be amended as: "pay off outstanding taxes and those taxes arising from liquidation"

THAT the Board is authorised to adjust the sequence of articles according to above amendment, and make amendments to those designated articles according to requirements of relevant regulatory authorities."

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 25 April 2007

As at the date of this Notice, the Directors of the Bank are: XIAO Gang, LI Lihui, ZHANG Jinghua, YU Erniu*, ZHU Yan*, ZHANG Xinze*, HONG Zhihua*, HUANG Haibo*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, HUA Qingshan, LI Zaohang, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN# and Alberto TOGNI#.*

* *Non-executive directors*

Independent non-executive directors

Notes:

1. The amended procedural rules for shareholders' meetings, the amended procedure rules for Board of Directors, the amended procedural rules for Board of Supervisors, biographical details of the directors to be elected and re-elected, remuneration schemes for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and Independent Non-executive Directors, 2006 performance appraisal results and performance bonus plans for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and the Supervisors and the duty report of the independent non-executive directors are set out in Appendices II, III, IV, V, VI, VII and VIII of this circular respectively.

2. According to the Articles of Association of the Bank, resolutions at a shareholders' meeting shall be decided by show of hands unless a poll is demanded before or after any vote on a show of hands. A poll may be demanded by (i) the Chairman of the meeting; or (ii) at least two shareholders entitled to vote, present in person or by proxy; or (iii) one or more shareholders present in person or by proxy holding individually or jointly 10% (inclusive) or more of the shares carrying the right to vote at the meeting. As a good corporate governance practice, the Chairman of the meeting has indicated that he would direct that each of the resolutions set out in the notice of the meeting be voted on by poll.

3. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote instead of him/her. A proxy need not be a member of the Bank.

4. In order to be valid, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, should be deposited at the Bank's Board Secretariat Department (for holders of A shares) or the H Share Registrar of the Bank, Computershare Hong Kong Investor Services Limited (for holders of H shares), at least 24 hours before the meeting or adjourned meeting. The Bank's Board Secretariat Department is located at Bank of China Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing 100818, the People's Republic of China. Computershare Hong Kong Investor Services Limited is located at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. Completion and return of a proxy form will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he/she so wish.

5. The H Share Register of Members of the Bank will be closed, for the purpose of determining shareholders' entitlement to attend the annual general meeting, from Wednesday, 16 May 2007 to Thursday, 14 June 2007 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Bank's H Share Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Tuesday, 15 May 2007. A shareholders whose names appear on the Register of Members maintained by the Shanghai Branch Company of China Securities Registration and Clearing Company Limited and H Shares shareholders whose names appear on the Register of Members maintained by Computershare Hong Kong Investor Services Limited as at the close of market on Friday, 8 June 2007, are eligible to attend the Annual General Meeting.

6. In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Bank in respect of the joint shareholding.

7. Shareholders who intend to attend the meeting in person or by proxy should return the reply slip for the Annual General Meeting to the Board Secretariat Department of the Bank (for holders of A shares) or the Bank's H Share Registrar, Computershare Hong Kong Investor Services Limited (for holders of H shares), on or before 23 May 2007. The address of the Bank's Board Secretariat Department is Bank of China Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing, 100818, the People's Republic of China (Tel: (8610) 6659 4567 or (8610) 6659 4981, Fax: (8610) 6659 4579). Computershare Hong Kong Investor Services Limited is located at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong ((852) 2862 8633).

8. The meeting is expected to last for about half a day. Shareholders who attend the meeting in person or by proxy shall bear their own traveling and accommodation expenses. Shareholders or their proxies shall produce their identity documents.

9. Pursuant to the requirements under rules of shareholders' meeting of listed companies of China Securities Regulatory Commission, independent non-executive director shall issue a duty report in Annual General Meeting. Such report will be submitted to shareholders for consideration but not for shareholders' approval. The duty report of independent non-executive directors is set out in Appendix VIII of this circular for shareholders' information.

1. 2006 ANNUAL REPORT

The results of the Group for the year ended 31 December 2006 are set out in the Bank's 2006 Annual Report. The report is available in English and Chinese and may be downloaded from the Bank's website at www.boc.cn and the Hong Kong Stock Exchange's website at www.hkex.com.hk. You may also obtain a copy of the report (in English or Chinese or both) free of charge from the Bank's H Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

If you have any queries about how to obtain copies of the report or how to access those documents on the Bank's website, please call the Bank's enquiry hotline at (852) 2862 8633.

2. 2006 WORKING REPORTS OF THE BOARD OF DIRECTORS AND THE BOARD OF SUPERVISORS

According to the requirements of PRC Company Law, approval of the working reports of the Board of Directors and the Board of Supervisors is the right of the shareholders. Pursuant to rules of shareholders' meeting of listed companies of the China Securities Regulatory Commission, the Board of Directors and the Board of Supervisors should issue a report with respect to their work in the preceding year at annual shareholders' meeting. The Bank's 2006 working report of the Board of Directors is set out in relevant sections of its 2006 Annual Report. The Bank's 2006 working report of the Board of Supervisors is set out in the "Report of the Board of Supervisors" in its 2006 Annual Report.

3. 2006 ANNUAL FINANCIAL STATEMENTS

The Bank's 2006 annual financial statements is set out in the audited financial statements as contained in the 2006 Annual Report of the Bank.

4. 2007 FINANCIAL BUDGET

A budget for investment in fixed asset of the Bank will be proposed for shareholders' approval at the AGM. According to the overall development strategy and the requirements for business development, the Bank plans to invest RMB11.5 billion into fixed asset in 2007. Details are as follows:

	Domestic Branches		Overseas Branches	
Items (Unit: RMB billion)	**Amount in 2006**	**Budget for 2007**	**Amount in 2006**	**Budget for 2007**
Office Buildings (including information centers)	3.19	3.15	0.13	0.41
Operating equipment	0.70	0.80	0.13	0.47
Transportation	0.30	0.15	0.04	0.02
IT investment/electronic equipment	1.74	5.20	0.53	1.30
Total	5.93	9.30	0.83	2.20

(1) The budget for domestic fixed asset investment amounts to RMB9.3 billion for 2007. Of which, investment in office buildings (including information centers) amounts to RMB3.15 billion, which will mainly be used for supporting the setting-up of branches and updating demands and supporting the building-up of facilities for the IT blueprint infrastructure. RMB2.65 billion (including RMB0.55 billion for the Beijing and Shanghai information centers infrastructure

projects) will be used on items that had been approved before 2006 and RMB0.5 billion will be used on items newly added or reapplied for approval in 2007. Investment in operating equipment amounts to RMB0.8 billion, which will mainly be used for purchasing security equipment in branches. Investment in transportation amounts to RMB0.15 billion, which will mainly be used to meet the urgent demands of some of the branches to renew the business vehicles. Investment in IT amounts to RMB5.2 billion, of which RMB2.6 billion will be used in connection with the IT blueprint which will mainly be used for CBS outsourcing, MIS and infrastructure facilities under the IT blueprint. Investment in other items amounts to RMB2.6 billion, which will mainly be used in automatic banking equipments for personal banking, university campus card items, bank card equipment and security maintenance, test environment of the quality control centre, etc.

(2) The budget for investment in fixed asset of the overseas branches amounts to RMB2.2 billion in 2007. Of which, investment in office buildings (including information centers) amounts to RMB0.41 billion, investment in operating equipment amounts to RMB0.47 billion, investment in transportation amounts to RMB0.02 billion and investment in IT amounts to RMB1.30 billion.

5. 2006 PROFIT DISTRIBUTION PLAN

Pursuant to the Dividend Distribution Policies of the Bank approved by the Board of Directors in April 2006, the proposed profit distribution for 2006 are as follows:

(1) Appropriation to statutory surplus reserve of RMB2,283,685,170.09.

(2) Appropriation to general reserve of RMB4,537,062,364.04.

(3) No appropriation to discretionary reserve.

(4) Total dividend distribution of approximately RMB10.154 billion.

Dividends should be distributed pursuant to the Dividend Distribution Policies of the Bank and based on the dividend policy stated in the H Shares Prospectus of the Bank as follows:

"in respect of the period beginning on the date of the Global Offering and ending on June 30, 2006, no dividend will be distributed;" "in respect of the period beginning on July 1, 2006 and ending on December 31, 2006, it is anticipated that dividend will be distributed in an aggregate amount between 35% and 45% of our profit attributable to our equity holders for such period."

The Board has recommended a final dividend of RMB0.04 per share, subject to the approval of shareholders at the forthcoming AGM to be held on Thursday, 14 June 2007. The total dividend distribution represented 44.40% (under PRC GAAP) and 43.48% (under IFRS) of the Group's net profit of the second half of 2006. If approved, detail arrangement of the final dividend distribution (including the closure of H Share Register of Members; the record date to determine H Shares and A Shares shareholders' entitlement to the final dividend) for each holder of A Shares and H Shares will be announced after the AGM separately.

The 2006 final dividend of the Bank will be denominated and declared in RMB. Dividend for A Shares shareholders will be paid in RMB and dividend for H Shares shareholders will be paid in Hong Kong dollars. RMB will be converted into Hong Kong dollars based on the average exchange rate prevailing one week before 14 June 2007 (such day inclusive), being the date of the Bank's AGM, as announced by the People's Bank of China for such conversion.

6. RE-APPOINTMENT OF EXTERNAL AUDITORS

A resolution for the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company ("PricewaterhouseCoopers Zhong Tian") and PricewaterhouseCoopers Hong Kong for year 2007 will be proposed at the AGM. The audit fee will be USD20.1 million.

For the year ended 31 December 2006, the auditors' fees paid by the Group for the audit of its financial statements (including the audit of the financial statements for overseas branches and subsidiaries) to PricewaterhouseCoopers and its member firms was RMB183 million.

The Bank also incurred approximately RMB136 million for the services provided by PricewaterhouseCoopers Hong Kong and PricewaterhouseCoopers Zhong Tian in respect of the initial public offerings (the "IPOs") and listing of the Bank's shares on the Shanghai Stock Exchange and Hong Kong Stock Exchange. This amount has been charged to the capital reserve account.

Except for the above-mentioned IPOs service fees, neither PricewaterhouseCoopers Hong Kong nor PricewaterhouseCoopers Zhong Tian has provided any material non-audit services to the Bank. In 2006, the total professional fees paid for non-audit services, exclusive of the IPOs service fees, to PricewaterhouseCoopers Hong Kong and PricewaterhouseCoopers Zhong Tian were RMB18 million.

7. AMENDMENTS TO THE PROCEDURAL RULES

The Bank was successfully listed in the capital markets of both Hong Kong and Shanghai in 2006. The Bank amended its articles of association before its listing so as to comply with the regulatory requirements of the two capital markets and to enhance its corporate governance standards and competitiveness. In order to comply with the regulatory requirements of the two capital markets and the amended articles of association, the Board proposes to make certain necessary amendments to: (i) the procedural rules for shareholders' meeting; (ii) the procedural rules for Board of Directors; and (iii) the procedural rules for Board of Supervisors. The amended rules of procedures will become effective subject to approval by shareholders by way of ordinary resolutions at the AGM.

The amended procedural rules for shareholders' meetings, the amended procedural rules for Board of Directors and the amended procedural rules for Board of Supervisors are set out in Appendices II, III and IV to this circular, respectively.

8. ELECTION AND RE-ELECTION OF DIRECTORS

Article 122 of the Bank's Articles of Association provides that directors shall be elected by the shareholders and serve a term of office of 3 years calculated from the date of approval by the China Banking Regulatory Commission. A director may serve consecutive terms if he/she is re-elected upon the expiration of his/her term. Messrs Xiao Gang, Li Lihui, Hua Qingshan, Li Zaohang and Anthony Francis Neoh are directors whose terms of office will expire in August 2007. Mr. William Peter Cooke is a director whose term of office will expire in December 2007. Due to personal reasons, Mr. William Peter Cooke will retire upon the expiration of his term. Each of the remaining directors shall offer themselves for re-election at the forthcoming AGM. Further, the Board proposes to appoint Mr. Huang Shizhong and Mdm. Huang Danhan as independent non-executive directors of the Bank. Accordingly, ordinary resolutions will be proposed at the forthcoming AGM to re-elect Messrs Xiao Gang, Li Lihui, Hua Qingshan, Li Zaohang and Anthony Francis Neoh as directors and to elect Mr. Huang Shizhong and Mdm. Huang Danhan as independent non-executive directors of the Bank.

Information on biographical details of each of the directors who offered themselves for re-election and newly nominated directors is set out in Appendix V of this circular.

All of the retiring directors who offered themselves for re-election will be appointed for a term of 3 years which will end at the date of holding the Bank's annual general meeting in 2010. The appointments of Mr. Huang Shizhong and Mdm. Huang Danhan as directors shall also be for an initial term of three years. Mr. Huang Shizhong will be appointed as an additional independent non-executive director. His term of office will commence from the date of approval by the China Banking Regulatory Commission and end at the date of holding the Bank's annual general meeting in 2010. Mdm. Huang Danhan will be appointed as an independent non-executive director to replace possible vacancy of independent non-executive director in the future. Her term of office will commence from the date of expiration of the term of the director she is going to replace or the date of approval by the China Banking Regulatory Commission (whichever is the later) and end at the date of holding the Bank's annual general meeting in 2010.

Currently, the fee and/or emoluments of the Bank's directors are as follows: (i) a non-executive director does not receive any director's fee from the Bank; (ii) an independent non-executive director is entitled to receive a director's fee of RMB200,000 per annum; he/she is also entitled to receive additional fees if he/she is appointed to serve on any Board Committee(s), that is the highest of any one of the followings on a non-cumulative basis: RMB200,000 per annum as chairman to Risk Policy Committee or Audit Committee, RMB100,000 per annum as chairman to any other Board Committee and RMB50,000 per annum per Committee as any Board Committee member; (iii) the emolument of the Chairman of the Board consists of salary, bonus and allowance. The Bank also provides pension fund scheme. The emolument of the Chairman is determined with reference to the relevant remuneration system of the Bank. The Nomination and Remuneration Committee will determine the annual remuneration scheme which will then be submitted to shareholders' approval at general meeting; (iv) an executive director (including vice chairman) does not receive director's fee but receive corresponding emolument in accordance with his/her position in the Bank, including salary, bonus and allowance. The Bank provides pension fund scheme for executive directors. The emolument of executive directors is determined by reference to the relevant remuneration system of the Bank. The Nomination and Remuneration Committee of the Bank is responsible for determining the annual remuneration scheme and it will become effective upon approval by the Board.

None of the retiring directors who offered themselves for re-election and the proposed new directors to be appointed has any relationship with any director, senior management or substantial or controlling shareholder of the Bank.

Mr. Xiao Gang, Mr. Hua Qingshan and Mr. Li Zaohang are directors of the Bank's subsidiaries, namely BOCHK Holdings and Bank of China (Hong Kong) Limited. Further, Mr. Xiao Gang is also a director of BOC Hong Kong (Group) Limited and BOC Hong Kong (BVI) Limited, both of which are wholly-owned subsidiaries of the Bank. Mr. Li Zaohang is also the chairman of Bank of China Group Insurance Company Limited and Bank of China (Canada), both of which are wholly-owned subsidiaries of the Bank. Mr. Li Lihui is the Chairman of the Bank's wholly-owned subsidiary, BOC International Holdings Limited. Save as disclosed aforesaid, none of the retiring directors who offer themselves for re-election and the proposed new directors to be appointed hold any position with the Bank or any of its subsidiaries.

Mr. Hua Qingshan and Mr. Li Zaohang were granted share options by BOC Hong Kong (BVI) Limited, the immediate holding company of BOCHK Holdings, pursuant to a Pre-listing Share Option Scheme to purchase the issued ordinary shares of BOCHK Holdings. BOCHK Holdings is a subsidiary of the Bank and its shares is also listed on the Hong Kong Stock Exchange. As at 31 December 2006, Mr. Hua and Mr. Li both had outstanding options to purchase 1,446,000 shares each. Further details of such options are set out in the Report of the Directors of the Bank's 2006 Annual Report. Save as disclosed aforesaid,

none of the retiring directors who offered themselves for re-election and the proposed new directors to be appointed has any interests in the shares of the Bank or its associated companies within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

The retiring independent non-executive director who offered himself for re-election, namely, Mr. Anthony Francis Neoh, and the proposed appointments of independent non-executive directors, namely Mr. Huang Shizhong and Mdm. Huang Danhan, have given written confirmations of their independence to the Bank.

In respect of each of the aforesaid retiring directors who offered themselves for re-election and the proposed new directors to be appointed, there is nothing which needs to be disclosed pursuant to Rules 13.51(2)(h)to (v) of the Hong Kong Listing Rules nor is there any issues which need to be brought to the attention of the shareholders. Nor have they been penalised by the China Securities Regulatory Commission and other relevant departments and stock exchange.

9. REMUNERATION SCHEMES FOR THE CHAIRMAN OF THE BOARD OF DIRECTORS, THE CHAIRMAN OF THE BOARD OF SUPERVISORS AND INDEPENDENT NON-EXECUTIVE DIRECTORS

The remuneration schemes for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and independent non-executive directors is set out in Appendix VI, which include (i) management measures on remuneration of Chairman of the Board of Directors and Chairman of the Board of Supervisors; (ii) implementation plan on management measures on remuneration of the Board of Directors and Chairman of the Board of Supervisors; and (iii) proposals on issues related to the remuneration of independent directors.

10. 2006 PERFORMANCE APPRAISAL RESULTS AND PERFORMANCE BONUS PLANS FOR THE CHAIRMAN OF THE BOARD OF DIRECTORS, THE CHAIRMAN OF THE BOARD OF SUPERVISORS AND THE SUPERVISORS

The 2006 Performance Appraisal Results and Performance Bonus Plans for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and the Supervisors is set out in Appendix VII.

11. DUTY REPORT OF INDEPENDENT NON-EXECUTIVE DIRECTORS

Pursuant to the requirements under rules of shareholders' meeting of listed companies of China Securities Regulatory Commission, independent non-executive director shall issue a duty report in the annual general meeting. Such report will be submitted to shareholders for consideration but not for shareholders' approval. The duty report of independent non-executive directors is set out in Appendix VIII of this circular for shareholders' information.

12. AMENDMENTS TO ARTICLES OF ASSOCIATION

The Board proposes to make certain necessary amendments to the Articles of Association of the Bank. The proposed amendments will become effective subject to approval by shareholders by way of a special resolution at the AGM and the obtaining of an approval from the China Banking Regulatory Commission. The full text of the proposed amendments to the Articles of Association is set out in the notice of the AGM contained in this circular.

The Procedural Rules for Shareholders' Meetings are written in Chinese. The English version of this Appendix II is an unofficial translation and is for reference only. In case of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.

The amended Procedural Rules for Shareholders' Meetings are set out below:

BANK OF CHINA LIMITED PROCEDURAL RULES FOR SHAREHOLDERS' MEETINGS

Chapter 1 General Provisions

Article 1 For the purpose of ensuring shareholders to legally exercise their functions and powers and shareholders'meeting to be operated stably, orderly and normatively, in accordance with the Company Law of the People's Republic of China (hereinafter referred to as "Company Law"), the Securities Law of the People's Republic of China (hereinafter referred to as "Securities Law") and Bank of China Limited Articles of Association (hereinafter referred to as the "Articles") and in consideration of Bank of China Limited (hereinafter referred to as the "Bank") practical situation, the Bank formulated Bank of China Limited Procedural Rules for Shareholders' Meeting(hereinafter referred to as the "Procedural Rules").

Article 2 No changes resulting from share transfers may be made to the register of shareholders within 30 days prior to a shareholders' general meeting or 5 days prior to the record date set by the Bank for the purpose of distribution of dividends.

Article 3 When the Bank is to convene a shareholders' general meeting, distribute dividends, liquidate or carry out other acts requiring confirmation of equity interests, the board of directors shall decide a date for determination of equity interests. Shareholders whose names appear on the register at the end of that day shall be the shareholders of the Bank.

Article 4 Shareholders who legally hold the shares of the Bank have the right to attend the shareholders' meeting in person or entrust a proxy to attend the shareholders' meeting, and legally enjoy right of information, right of expressing opinion, enquiry right and voting right etc.

Article 5 While the Bank convenes a shareholders' meeting, lawyers shall be engaged to issue legal opinions and announcement shall be made in respect of the following issues:

1. Whether the taking place of and the procedures for the shareholders' meeting is in compliance with the laws, regulations and this Article;

2. Whether the qualification of the person attending the shareholders' meeting and the person convening the shareholders'meeting are valid;

3. Whether the voting procedure and consequence are valid;

4. Other matters as required by the Bank.

Chapter 2 Functions and Powers of Shareholders' Meeting

Article 6 Shareholders' meeting shall be the body of authority of the Bank. It shall legally exercise the following functions and powers:

1. Decide on the business operation policies, review and approve material investment plans of the Bank that are required to be submitted to shareholders' meeting for approval;

2. Elect and replace directors and decide on matters concerning the remuneration of directors;

3. Elect and replace the supervisors appointed from the shareholder representatives and external supervisors, and decide on matters concerning the remuneration of supervisors;

4. Examine and approve reports of the board of directors;

5. Examine and approve reports of the board of supervisors;

6. Examine and approve the Bank's annual financial budget and final account proposals;

7. Examine and approve the Bank's plans for profit, distribution and loss make-up;

8. Adopt resolutions concerning the increase or reduction of the Bank's registered capital;

9. Adopt resolutions on matters such as merger, division, dissolution, liquidation or change of incorporation nature of the Bank;

10. Adopt resolutions on bonds issuance by the Bank;

11. Adopt resolutions on any other issuance of securities and public listing plans;

12. Amend the Articles of the Bank;

13. Adopt resolutions on the appointment or dismissal or cessation of appointment of accounting firms by the Bank;

14. Examine and approve the purchase or sale of material assets that exceeding 30% of the latest audited total assets, of the most recent year;

15. Examine and approve the change of use of raised capital;

16. Examine and approve share incentive scheme;

17. Examine and approve proposals raised by the shareholders severally and jointly representing 3% or more of the Bank's voting shares; and

18. Examine and approve other matters to be resolved by shareholders' meeting under laws, administrative regulations, listing rules of the place of listing and the Articles.

Under necessary, reasonable and legal circumstances, the shareholders' meeting may authorize the board of directors to decide on specific matters which are related to such resolution matters but cannot or are not necessary to be determined in the shareholders' meeting immediately.

Regarding the authorization by the shareholders' meeting to the board of directors, if the authorized matters shall be approved by ordinary resolutions, such authorization shall be adopted by at least a majority of the voting rights held by the shareholders present at the shareholders' meeting (including proxies); if the matters shall be approved by special resolutions, such authorization shall be adopted by at least two-third of the voting rights held by the shareholders present at the shareholders' meeting (including proxies). The authorization shall be clear and specific.

Chapter 3 The Convening of Shareholders' Meeting

Article 7 There are two types of shareholders' meetings: the annual shareholders' meetings and the extraordinary shareholders' meetings. The shareholders' meeting shall be convened by the board of directors. Annual shareholders' meeting shall be held once a year within six (6) months after the end of the last fiscal year. In cases where the meeting is postponed for special reasons, China Banking Regulatory Commission shall be timely informed and provided with the reasons therefor.

Article 8 The extraordinary shareholders' meeting shall be convened within two (2) months upon the occurrence of any of the following events:

1. the number of directors is less than the number stipulated by PRC Company Law, or less than two-third of the number required by the Articles;

2. the outstanding balance of the Bank's loss that had not been made-up reaches one-third of the Bank's total paid-in share capital;

3. shareholder(s) who holds (or hold) ten percent (10%) or more of the Bank's shares presents a request to convene an extraordinary shareholders' meeting;

4. the board of directors deems it as necessary or the board of supervisors proposes that the meeting be convened;

5. at least half (no less than two) of independent directors propose that the meeting be convened;

6. at least half (no less than two) of external supervisors propose that the meeting be convened.

In respect of item (2) above, the limitation of time for convening the special shareholder' meeting shall be calculated from the date when the Bank knows the occurrence of such circumstance.

The number of shares held by shareholders requesting for the extraordinary shareholders' meeting in paragraph (3) shall be counted based on the record of the date the written request is presented by the shareholders.

Under above circumstances (1) and (2), if the board of directors does not convene an extraordinary shareholders' meeting within the specified time limit, the board of supervisors or shareholders proposing the convening of a meeting may convene the extraordinary shareholders' meeting in accordance with relevant provisions of the Articles.

Article 9 In case the Bank could not hold shareholders' meeting within the time limit stated in aforesaid Article 7 and Article 8, it shall report to the branch of China Securities Regulatory Commission the Bank is domiciled and the Stock Exchange the Bank's share are listed, specify the reason and make announce.

Article 10 Shareholders' meeting shall be convened and presided over by the chairman of the board. Where the chairman is unable to convene and preside over a meeting, the vice-chairman shall convene and preside over such meeting. When both the chairman and the vice-chairman cannot convene and preside over a meeting, a director elected by at least half of all the directors shall convene and preside over such meeting.

If the board of directors fails to perform or refuses to perform the responsibility of convening a meeting of the shareholder's meeting, the board of supervisors shall promptly convene and preside over such meeting. If the board of supervisors refuses to so convene and preside over the meeting, shareholders holding individually or jointly ten percent (10%) of shares in the Bank for at least ninety (90) consecutive days may convene and preside over such meeting. If, for any reason, the shareholder cannot elect a person to be the chairman of the meeting, then the attending shareholder who holds the largest number of voting shares including his/her proxy shall serve as the chairman of the meeting.

Article 11 The board of supervisors may request the board of directors to convene an extraordinary shareholders' meeting. The board of supervisors shall submit to the board of directors in writing the subject of the meeting and proposals with complete contents, and also make sure that the contents of the proposal are in compliance with laws, administrative regulations and the Articles. After receiving the written proposal issued by the board of supervisors, the board of directors shall give notice as soon as possible to convene the shareholders' meeting and the convening procedure shall be in compliance with the Articles.

Article 12 Shareholders ("Proposing Shareholders") severally or jointly with others holding a total of 10% or more of the shares of the Bank have the right to request in writing to the board of directors to convene an extraordinary shareholders' meeting. Two or more shareholders holding a total of 10% or more of the shares carrying voting right of the Bank may sign one or more written requests of identical form and substance requesting the board of directors to convene a meeting of shareholders of different categories and stating the subject of the shareholders' meeting. The Proposing Shareholders shall make sure that the content of the proposal is in compliance with laws, administrative regulations and the Articles. The aforesaid shareholding shall be calculated as of the day on which the written request is made.

Article 13 As to written proposals for the convening of an extraordinary shareholders' meeting presented by the Proposing Shareholders, the board of directors shall decide whether to convene the shareholders' meeting based on the specific circumstances in accordance with applicable laws, administrative regulations and the Articles, and the decision on whether to convene such shareholders' meeting shall be given to the Proposing Shareholders as feedback as soon as possible after the receiving date of the written proposals.

Article 14 The board of directors shall as soon as possible give notice of the shareholders' meeting if it agrees to convene shareholders' meeting. Any change to the original proposals stated in the notice shall obtain the Proposing Shareholders' consent. After sending out the notice, the board of directors shall not raise any new proposal, nor change or postpone the convening date of the shareholders' meeting without the Proposing Shareholders' consent.

Article 15 The board of directors shall decide against the convening of the shareholders' meeting and notify its feedback opinions to the Proposing Shareholders if the board believes the proposals presented by the Proposing Shareholders violate laws, administrative regulations and the Articles. The Proposing Shareholders may, within fifteen (15) days from the receiving date of such notice, decide whether to give up convening an extraordinary shareholders' meeting, or to send notices by themselves to convene an extraordinary shareholders' meeting.

Article 16 If the board of directors fails to issue a notice of such a meeting within 30 days after having received the written request of convening an extraordinary shareholders' meeting or a meeting of shareholders of different categories submitted by the Proposing Shareholders, the Proposing Shareholders may themselves convene the meeting within four months after the board of directors received the request. The procedures according to which they convene such meeting shall, to the extent possible, be identical to the procedures according to which shareholders' meetings are to be convened by the board of directors.

Where the Proposing Shareholders convene and hold a meeting because the board of directors failed to convene such meeting pursuant to a request as mentioned above, the reasonable expenses incurred by such shareholders shall be borne by the Bank and shall be deducted from the sums owed by the Bank to the negligent directors.

Article 17 In case Proposing Shareholders decide to hold an extraordinary shareholders' meeting, they shall notify the board of directors in writing and report to China Banking Regulatory Commission, the branch of China Securities Regulatory Commission the Bank is domiciled and the Stock Exchange for filing. After the completion of aforesaid notification and filing, the Bank shall circulate the notice to convent an extraordinary shareholders' meeting, the content of which shall be in accordance with the following prescription:

1. A proposal shall not be added any new contents; otherwise the Proposing Shareholders shall re-propose the board of directors to convene a shareholders'meeting in accordance with aforesaid procedures;

2. The venue of shareholders'meeting shall be where the Bank is domiciled.

Prior to the announcement of shareholders'meeting resolutions, the shareholding of Proposing Shareholders shall not be less than 10%.

When the notice to hold a shareholders'meeting is circulated and resolutions of a shareholders'meeting are announced, Proposing Shareholders shall submit relevant proof materials to the branch of China Securities Regulatory Commission the Bank is domiciled and the Stock Exchange.

Chapter 4 Proposals for A Shareholders' Meeting

Article 18 Proposals for shareholders' meeting shall satisfy the following conditions:

1. The content shall not be in conflict with laws, administrative regulations and the Articles, and shall be covered within the business scope of the Bank and function scope of the shareholders' meeting;

2. The proposals shall have definite subjects and specific items for resolution; and

3. The proposals shall be given or served to the board of directors in writing.

Article 19 The board of directors of the Bank shall examine the proposals of shareholders' meetings in consideration of the best interests of the Bank and its shareholders and based on the conditions provided herein.

When the board of directors decides not to include proposals of shareholders' meeting onto the meeting's agenda, it shall explain and clarify the reasons in the shareholders' meeting.

When the proposing shareholders dissent with the board of directors' decision of excluding the proposal raised by the proposing shareholders on the agenda of shareholders' meeting, they may request to call for a special shareholders' meeting by themselves based on relevant procedures stipulated in the Articles.

Article 20 When the Bank holds a shareholders' meeting, the board of directors, the board of supervisors and any shareholders who hold, individually or in aggregate, 3% or more shares of the Bank shall have the right to propose.

Any shareholders who hold, individually or in aggregate, 3% or more voting shares of the Bank shall have the right to propose and submit in writing to the board of directors special proposals 10 days prior to the convening of shareholders' meeting. The Bank shall notify other shareholders within 2 days of receipt of such proposals and include in the agenda for the meeting the matters in the proposals that fall within the scope of duties of the shareholders' meeting.

The contents of a special proposal shall fall within the scope of duties of the shareholders' meeting and shall contain definite subject and specific matters to be decided.

Unless otherwise stated above, the convener shall not change proposals listed in the notice of shareholders'meeting or add any new proposals after the notice of shareholders'meeting is circulated.

A shareholders'meeting shall not vote and resolve any proposals which are not listed in the shareholders'meeting notice or incompliance with Article 18 of this Procedural Rules.

Chapter 5 Notice and Registration of Shareholders' Meeting

Article 21 When the Bank is to convene a shareholders' meeting, it shall issue a written notice 45 days prior to the meeting, informing all the registered shareholders of the matters to be examined at the meeting as well as the date and venue of the meeting. Shareholders that intend to attend the shareholders' meeting shall, within 20 days prior to the meeting, deliver a written reply to the Bank on the meeting attendance.

Article 22 Based on the written replies received 20 days prior to a shareholders' meeting, the Bank shall calculate the number of voting shares represented by the shareholders intending to attend the meeting. If the number of voting shares represented by the shareholders intending to attend the meeting is at least half of the total number of the Bank's voting shares, the Bank may convene the shareholders' meeting. If not, the Bank shall within five days inform the shareholders once again of the matters to be examined at the meeting as well as the date and venue of the meeting in the form of a public announcement. Upon notification by public announcement, the Bank may convene the shareholders' meeting. Relevant public announcement shall be published in newspaper in compliance with relevant provisions.

Extraordinary shareholders' meeting may not decide on matters not specified in the notice or announcement.

Article 23 The notice of a shareholders' meeting shall meet the following requirements:

1. it shall be made in writing;

2. it shall specify the venue, date and time of the meeting;

3. it shall state the date on which equity of shareholders entitled to attend shareholders' meeting is registered;

4. it shall describe the matters to be discussed at the meeting;

5. it shall provide necessary information and explanations to the shareholders so as to enable them fully understand the matters to be discussed and make decisions accordingly. This principal shall apply (but not limited to) when the Bank proposes a merger, repurchase of shares, reorganization of share capital or other restructuring, it shall provide the specific conditions and contracts (if any) of the transaction under discussions and earnestly explain the cause and result of the transaction;

6. it shall disclose the nature and extent of conflict of interests, if any, of any director, supervisor, president or other senior management personnel in any matter to be discussed; and provide an explanation of the differences, if any, between the way in which the matter to be discussed would affect such director, supervisor, president or other senior management personnel in his/her capacity as shareholders and the way in which such matter would affect other shareholders of the same category;

7. it shall contain the full text of any special resolutions proposed to be adopted at the meeting;

8. it shall contain a conspicuous statement that shareholders entitled to attend and vote have the right to entrust one or more proxies to attend and vote on their behalf and that such proxy need not be a shareholder;

9. it shall state the time and place for the delivery of the meeting's proxy's forms; and

10. the name and telephone number of the permanent contact person for the meeting.

In case independent directors' opinions shall be issued on those matters to be discussed, such independent directors' opinions and reasons shall be disclosed while the notice of shareholders'meeting is circulated.

Article 24

The notice of a shareholders' meeting shall be delivered to the shareholders (whether or not entitled to vote on the shareholders' meeting) by courier or per-paid mail to the recipient's address shown in the register of shareholders. For shareholders of domestic investment shares, the notice of a shareholders' meeting may also be given by public announcement.

The public announcement referred to in the preceding paragraph shall be published in one or more newspapers or periodicals or other recognized mass media designated by the securities regulatory authorities of the State Council or the securities regulatory authorities of the place of listing during the period between 45 and 50 days before the meeting is held. Once the announcement is made, all shareholders of domestic investment shares shall be deemed to have received the notice of the relevant shareholders' meeting.

Article 25 A meeting and the resolutions adopted to thereof shall not be invalidated as a result of accidental omission to give notice of the meeting to, or the failure of receiving such notice by, a person entitled to receive such notice.

Article 26 After the circulation of a notice of a shareholders' meeting, the shareholders'meeting shall not be postponed or canceled and proposals specified in the notice of shareholders'meeting shall not be canceled without justified reason. In cases the occurrence of postpones or cancellation, the convener shall announce and explain the reasons within at least 2 days of pre-determined date of shareholders'meeting.

Article 27 Any shareholders entitled to attend and vote at a shareholders' meeting shall have the right to appoint one or more persons (who are not necessary be shareholders) as his/her proxies to attend and vote on his/her behalf. Shareholders shall entrust the proxy in writing, which shall be signed by the entrusting party or the agent authorized by the shareholders in writing. If the entrusting party is a legal person, the instrument shall be sealed with the legal person's stamp or signed by its director or formally authorized agent. Such proxy may exercise the following rights according to his/her entrustment by the shareholder:

1. the shareholder's right to speak at the shareholders' meeting;
2. the right to demand a ballot by himself/herself or in conjunction with others; and
3. the right to vote by hand or by ballot, except that if a shareholder has appointed more than one proxy, the proxy may only exercise the voting rights by ballot.

Article 28 The proxy letter issued by a shareholder to entrust proxy to attend shareholders' meeting shall contain the following contents:

1. Name of the proxy;
2. Proxy's voting right;
3. Instructions on each item to be discussed on the agenda of shareholders' meeting, stating whether the shareholder agrees to, objects to or abstains from voting the resolution respectively;
4. Whether the proxy has voting right on special motions possibly to be put on the agenda of shareholders' meeting; if he/she has, specific instructions on what kind of voting right he/she shall exercise;
5. The issuing date of proxy letter and its effective period; and
6. Signature or seal of the entrusting party or the proxy entrusted by it in writing; if the entrusting party is legal person, the proxy letter shall be sealed by it or signed by its director or duly authorized proxy.

Article 29 Proxy letter shall be placed at the domicile of the Bank at least twenty four (24) hours before the convening of relevant meetings or within 24 hours prior to the specified time of voting, or at other places designated in the notice of the meeting. If a proxy letter is signed by a person authorized by the entrusting party, the authorization letter of signing the proxy letter or other authorization documents shall be notarized. Notarized authorization letter or other authorization instruments and voting right proxy letter shall be put at the domicile of the Bank, or at other places designated in the notice of the meetings.

If the entrusting party is a legal person, its legal representative or such other person as is empowered by resolutions of its board of directors or other decision-making bodies shall attend shareholders' meeting of the Bank.

If the shareholder is a Recognized Clearing Entity or its agent, the shareholder may authorize at least one person as it deems appropriate to be its proxy in any shareholders' meeting or any classified shareholders' meeting; however, if two or more persons are so authorized, the authorization letter shall specify the number and the category of shares involved in the authorization to each of such person. The person(s) so authorized shall exercise the rights on behalf of the Recognized Clearing Entity or its agent as if such authorized person is one natural person shareholder of the Bank.

Article 30 Any form issued by the board of directors of the Bank to the shareholders for the appointment of proxies shall give the shareholders free choice to instruct their proxies to cast an affirmative or negative vote and enable the shareholders to give separate instructions on each matter to be voted during discussions at the meeting. The proxy letter shall specify that in the absence of instructions from the shareholder, the proxy may vote as he/she thinks fit.

Article 31 Where the entrusting party has died, lost capacity for acts, revoked the proxy or the signed instrument of appointment prior to the voting, or the relevant shares have been transferred prior to the voting, a vote given in accordance with the terms of proxy letter shall remain valid as long as the Bank did not receive a written notice of the event before the commencement of the relevant meeting.

Article 32 Signing book for attending persons shall be prepared by the Bank, stating names (or company names), identification card numbers, addresses of domicile, numbers of shares held or represented with voting right, and names (or company names) of the entrusting parties, etc.

Article 33 Individual shareholder attending the meeting in person shall present his/her identification card, effective certificate/proof of his/her identification and certificate of shareholding. When a proxy attends the meeting in place of the shareholder, he/she shall present his/her valid identification card, written proxy or authorization letter issued by the individual shareholder.

Legal person shareholders shall be represented by its legal representative or proxy entrusted by its legal representative to attend the meeting. Legal representative attending the meeting shall present his/her identification card, effective proof to his/her qualification as a legal representative. When a proxy is entrusted to attend the meeting, he/she shall present his/her identification card, written proxy or authorization letter issued by the legal representative of the legal person shareholder.

Article 34 The convener and the lawyer engaged by the Bank shall examine the legality of the shareholder's qualification according to the shareholder register provided by securities registration and clearing institution, and register names of shareholders and the percentage of shares they hold respectively. Prior to the presider of a shareholders'meeting announces the total number of shares carrying the voting rights which are held by shareholders attending the meeting and the proxy, registration of shareholders' meeting shall be terminated.

Chapter 6 The Holding of A Shareholders' Meeting

Article 35 The venue of a shareholders' meeting of the Bank shall be the domicile of the Bank or any proper place resolved by the board of directors.

Article 36 The shareholders' meeting may take the form of a physical meeting or in ways other than a physical meeting.

Article 37 A shareholders' meeting shall be held economically and simply, and none of shareholders (including their proxies) shall be given any extra financial benefits.

Article 38 In case a shareholders' meeting is held, all directors, supervisors and the secretary of board of directors shall attend the shareholders'meeting, and the president of the Bank and other senior management officers shall attend the meeting as a nonvoting delegate.

Article 39 The board of directors and board of supervisors shall take all necessary measures to ensure the seriousness and normal order of a shareholders'meeting and measures should be taken to stop any disturbance to the shareholders' meeting and infringement to the shareholders' rights which also should be reported to the competent authorities.

Article 40 Shareholders (including shareholders' proxies) attending the shareholders'meeting shall obey relevant laws, regulatory documents and the Articles, and maintain the order of the shareholders' meeting. They shall not infringe the legal interests of other shareholders.

Article 41 Shareholders attending the shareholders' meeting have the right to request for expressing their opinions, either in writing or in oral.

Article 42 Shareholders requesting for expressing their opinions shall register before the shareholders'meeting. The sequence for the expression of opinions shall in the order of aforesaid registration. The presider of a shareholders'meeting shall decide the number of shareholders expressing their opinions and the timing for them respectively according to the practical situation.

Article 43 Any shareholder who holds, individually or in aggregate, 5% or more of voting shares of the Bank shall have right to present enquiries to shareholders' meeting. The board of directors, the board of supervisors, or other relevant senior management personnel shall attend the shareholders' meeting, accept enquiries, and answer or explain accordingly.

Article 44 While a shareholders'meeting resolves proposals, such proposals shall not be changes. Otherwise such a change would be deemed as a new proposal, which shall not be voted on this shareholders'meeting.

Chapter 7 Voting and Resolution of A Shareholders' Meeting

Article 45 Shareholders (including their proxies) exercise voting rights according to the voting shares they hold, and each share shall have one voting right. But the shares of the Bank held by the Bank shall not carry voting right.

Article 46 The presider of a shareholders'meeting shall announce the total number shares carrying the voting rights held by shareholders attending the meeting and the proxies. Such total number shall be based on the registration of the shareholders'meeting.

Article 47 Votes of the shareholders' meeting shall be taken by raising hands for resolutions, unless requested by the listing rules of the place where the Banks' shares are listed or the following persons require voting by poll before or after any vote by raising hands:

1. the chairman of the meeting;

2. at least two shareholders with voting rights or their proxies; or

3. one or several shareholders (including proxies) holding jointly or separately 10% (inclusive) or more of the shares carrying the right to vote at the meeting.

Unless somebody proposes voting by ballot, the chairman of the meeting shall declare whether the proposal has been adopted according to the results of the vote by raising hands, and shall record the same in the minutes of the meeting, which shall serve as the final evidence without having to state the number or proportion of the votes for or against resolution adopted at the meeting.

Article 48 If the matter demanded to be voted by ballot is the election of the chairman or the adjournment of the meeting, a ballot shall be taken immediately. If a ballot is demanded for any other matters, such ballot shall be taken at the time decided upon by the chairman and the meeting may proceed with the discussion of other matters; the result of the ballot shall still be regarded as a resolution passed at that meeting.

Article 49 When a ballot is held, shareholders (including proxies) having the right to two or more votes need not use all of their voting rights in the same way.

Article 50 When the number of votes for and against a resolution is equal, regardless whether the vote is taken by raising hands or by ballot, the chairman of the meeting shall be entitled to one additional vote.

Article 51 There are two types of shareholders' meeting resolutions: (i) ordinary resolutions, and (ii) special resolutions.

Ordinary resolutions made by shareholders' meeting shall be adopted by more than half of voting shares represented by the shareholders attending the shareholders' meeting (including their proxies).

Special resolutions made by shareholders' meeting shall be adopted by at least two-third (2/3) of voting shares represented by the shareholders attending the shareholders' meeting (including their proxies).

Article 52 Resolutions on the following items shall be adopted in the form of ordinary resolutions by a shareholders' meeting:

1. Working report of the board of directors and the board of supervisors;

2. Plans made by the board of directors on profit distribution and loss make-up;

3. Nomination and removal of members of the board of directors and the board of supervisors (except for the employee representative supervisors), and their remunerations and methods of payment;

4. Annual budget, final accounts, balance sheet, profit statement and other financial statements of the Bank;

5. Appointment or dismissal or termination of appointment of accounting firms; and

6. Items other than those stipulated by laws, administrative regulations or the Articles to be adopted by special resolutions.

Article 53 Resolutions on the following items shall be adopted in the form of special resolutions:

1. Increase or reduction of the Bank's registered capital or issuance of any category of shares, warrants of share subscription or other similar securities;

2. Issuance of the Bank's bonds;

3. Plans of issuance of other securities or public listing;

4. Purchase or sale of material assets or provision of security interest with an amount of more than 30% of the Bank's total assets value within one year period;

5. Division, merger, dissolution, liquidation or change of organizational form of the Bank;

6. Amendment to the Articles;

7. Repurchase of shares of the Bank;

8. Share incentive scheme and

9. Other matters stipulated by the Articles and decided in ordinary resolutions adopted by the shareholders' meeting as having significant impact on the Bank and requiring adoption by way of special resolutions.

Article 54 Without the prior approval of the shareholders' meeting by means of special resolution, the Bank may not enter any contract with any person other than a director, supervisor, president or other senior management personnel of the Bank for the delegation of the whole business management or part of the important business management of the Bank to such person.

Article 55 Votes for each item for examination shall be counted by at least two shareholder representatives and one supervisor, and the counting representatives shall announce the voting result on the spot.

Article 56 The chairman of the meeting shall decide whether resolutions are passed and announce the voting results in the meeting. The decision shall be final. The result of voting upon the resolutions shall be recorded in the meeting minutes.

Article 57 If the chairman of the meeting has any doubt on the voting result of resolutions, he/she may double count the votes. If the chairman does not re-count the votes and the attending shareholders or their proxies challenge the voting result announced by the chairman, the shareholders or their proxies can request for a re-count immediately after the announcement of the result, and the chairman shall re-count the votes immediately. If counting of votes is held at a shareholders' meeting, the result of the counting shall be recorded in the minutes of the meeting. The minutes of the meeting and the attendance records signed by the attending shareholders and proxies shall be kept at the Bank's domicile.

Article 58 When connected transaction's are examined in a shareholders' meeting, affiliated shareholders shall abstain from voting, and the voting shares held by them shall not be counted into valid votes.

Affiliated shareholders may abstain from voting themselves or upon the request by other shareholders or their proxies attending the shareholders' meeting.

Where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder (or proxies) in contravention of such requirement or restriction shall not be counted.

Article 59 When a shareholders' meeting is held, the convener shall ensure such a meeting is running continuously until resolutions are passed. In case a shareholders' meeting is terminated or resolutions can not be passed as a result of force majeure, necessary measures shall be taken to either resume the shareholders' meeting or directly terminate the shareholders'meeting, and timely announcement shall be made. Meanwhile, the convener shall report to the branch of China Securities Regulatory Commission the Bank is domiciled and the Stock Exchange.

Article 60 Resolutions of a shareholders' meeting shall be announced timely, specifying the number of shareholders and proxies attending the meeting, total number of shares carrying voting rights they hold, voting method, the voting result of each proposal and detailed content of passed resolutions.

Article 61 In case a proposal is not passed, or this shareholders' meeting change resolutions of previous shareholders' meeting, special notice shall be included in the announcement for resolutions of shareholders' meeting.

Chapter 8 Special Voting Procedures for Shareholders of Different Categories

Article 62 Shareholders who hold different categories of shares shall be shareholders of different categories. Shareholders of different categories shall enjoy rights and assume obligations in accordance with laws, administrative regulations and the Bank's Articles of Association.

In addition to shareholders of other categories of shares, shareholders of domestic investment shares and foreign investment shares listed outside the People's Republic of China shall be deemed as shareholders of different categories of shares.

The shares of the Bank held by founding shareholders are common shares that are tradable both onshore and offshore and enjoy the same and equal rights with all other shares. After the Bank's IPO and public trading, upon the approval of the State Council or its authorized approving authorities, such common shares may be totally or partially converted to foreign investment shares and become publicly tradable on overseas stock exchange. The conversion of the Bank's shares held by the founding shareholders to foreign investment shares does not need the approval from the regulatory authorities of the place of listing or the approval of other shareholders of the Bank.

Article 63 If the Bank intends to change or abrogate the rights of shareholders of different categories, it may do so only after such change or abrogation has been approved by way of a special resolution of the shareholders' meeting and by a separate shareholders' meeting convened by the affected shareholders of different categories in accordance with Articles 65 to 69 of this rules.

Any change or abolition of any rights of shareholders of a certain category resulted from a change of domestic or overseas laws, administrative regulations and the listing rules of the place of listing and as a result of any decisions or orders legally announced by domestic or overseas regulatory authorities shall not be subject to approvals of shareholders meeting or meeting of categorized shareholders.

Article 64 The rights of shareholders of a certain category shall be deemed to have been changed or abrogated in the following conditions:

1. an increase or decrease in the number of shares of such category or an increase or decease in the number of shares of a category having voting rights, distribution rights or other privileges equal or superior to those of the shares of such category;

2. a change of all or part of the shares of such category into shares of another category, a conversion of all or part of the shares of another category into shares of such category or the grant of the right to such change;

3. a removal or reduction of rights to accrued dividends or cumulative dividends attached to shares of such category;

4. a reduction or removal of a dividend preference or property distribution preference during liquidation of the Bank, attached to shares of such category;

5. an addition, removal or reduction of share conversion rights, options, voting rights, transfer rights, preemptive rights to rights issues or rights to acquire securities of the Bank attached to shares of such category;

6. a removal or reduction of rights to receive amounts payable by the Bank in a particular currency attached to shares of such category;

7. a creation of a new category of shares with voting rights, distribution rights or other privileges equal or superior to those of the shares of that category;

8. an imposition of restrictions or additional restrictions on the transfer or ownership of shares of such category;

9. an issuance of rights to subscribe for, or convert into, shares of such category or other categories;

10. an increase in the rights and privileges of shares of other categories;

11. restructuring of the Bank causes shareholders of different categories to bear liability to different extents during the restructuring; or

12. an amendment or cancellation of the provisions of this Part.

Article 65 Shareholders of the affected category, whether having the right to vote at shareholders' meeting, shall have the right to vote at meetings of shareholders of different categories in respect of matters referred to in Items (2) to (8) and (11) to (12) of the preceding article, except that interested shareholders shall not have the right to vote at meetings of shareholders of different categories.

For the purposes of the preceding paragraph, the term "interested shareholders" shall have the following meanings:

1. if the Bank has made a repurchase offer to all shareholders in the same proportion or has bought back its own shares through open transactions on a stock exchange in accordance with Article 30 hereof, the controlling shareholders as defined hereof shall be "interested shareholders";

2. if the Bank has bought back its own shares by an agreement outside a stock exchange in accordance with Article 30 hereof, shareholders of share in relation to such agreement shall be "interested shareholders"; or

3. under a restructuring proposal of the Bank, shareholders who will bear liability in a proportion smaller than that of the liability borne by other shareholders of the same category, or shareholders who have an interest in a restructuring proposal of the Bank that is different from the interest in such restructuring proposal of other shareholders of the same category shall be "interested shareholders".

Article 66 Resolutions of a meeting of shareholders of different categories may be passed only by at least two-thirds of the voting rights of that category represented at the meeting in accordance with the preceding article.

Article 67 When the Bank is to convene a meeting of shareholders of different categories, it shall issue a written notice 45 days prior to the meeting informing all the registered shareholders of that category of the matters to be examined at the meeting as well as the date and venue of the meeting. Shareholders that intend to attend the meeting shall, within 20 days prior to the day of the meeting, deliver a written reply to the Bank on meeting attendance.

If the number of share carrying the right to vote at the meeting represented by the shareholders intending to attend the meeting is at least half of the total number of shares of that category carrying the right to vote at the meeting, the Bank may hold the meeting of shareholders of different categories. If not, the Bank shall within five days inform the shareholders once again of the matters to be examined at the meeting and the date and venue of the meeting in the form of a public announcement. Upon notification by public announcement, the Bank may hold the meeting of shareholders of different categories. Relevant public announcement shall be published in newspapers in compliance with relevant provisions.

Article 68 The notice of a meeting of shareholders of different categories needs to be delivered only to the shareholders entitled to vote thereat.

The procedures according to which a meeting of shareholders of different categories is held shall, to the extent possible, be identical to the procedures according to which a shareholders' meeting is held. Provisions of the Articles relevant to procedures for the holding of a shareholders' meeting shall be applicable to meetings of shareholders of different categories.

Article 69 The special voting procedures for shareholders of different categories shall not apply in the following circumstances:

1. where, as approved by way of a special resolution of the shareholders' meeting, the Bank issues, either separately or concurrently, domestic investment shares and foreign investment shares listed outside the People's Republic of China every 12 months, and the number of the domestic investment shares and foreign investment shares listed outside the People's Republic of China intended to be issued does not exceed 20% of the issued and outstanding shares of the respective categories; or

2. where the plan for issuance of domestic investment shares and foreign investment shares listed outside the People's Republic of China is completed within 15 months since being approved by the securities regulatory authorities of the State Council;

3. the shares of the Bank held by founding shareholders are converted into foreign investment shares upon the approval of the State Council or its authorized approving authorities and publicly tradable on overseas stock exchange.

Chapter 9 Shareholders' Meeting Minutes

Article 70 Minutes of meetings shall be kept for shareholders' meeting, and the secretary of the board of directors shall be responsible for such minutes. The meeting minutes shall record the following information:

1. The number of voting shares held by shareholders who attend shareholders' meeting, and its proportion to the total number of shares of the Bank;

2. The convening date and venue of the meeting;

3. Name of the chairman of the meeting and agenda of the meeting and the name of the convener;

4. Key points of the speech by each speaker on every item for resolution;

5. The voting result on each item for resolution;

6. The resolutions regarding the proposals raised by shareholders shall list out the name or trade name of the shareholders, the shareholding percentage and the content of such proposals;

7. Shareholders' enquiries and suggestions, and the answers and explanation of board of directors and the board of supervisors;

8. Name of lawyers, scrutineer and tally clerk;

9. Other contents deemed as necessary by shareholders' meeting and stipulated under the Articles to be recorded in minutes of shareholders' meeting.

Article 71 Minutes of shareholders' meeting shall be signed by the chairman of the meeting, attending directors and recorder, and filed by the board secretary at the Bank's domicile for the Bank's record at the Bank's domicile, together with the signature book of the attending directors and proxy letters of the proxies.

Article 72 Minutes of shareholders' meeting shall be kept permanently.

Article 73 Shareholders may examine photocopies of the minutes of meetings during the Bank's office hours free of charge. If any shareholder demands from the Bank a photocopy of relevant minutes of meetings, the Bank shall send such photocopies within seven days since receiving payment of reasonable charges.

Chapter 10 Miscellaneous

Article 74 This Procedural Rules comes into effect upon approval by the shareholder's meeting. If this Procedural Rules needs to be amended, it is the board of directors that present the proposal to shareholder's meeting for approval.

Article 75 Unless there are special explanations, terms mentioned in this Procedural Rules have the same meaning with those terms referred in the Articles.

Article 76 Should the Procedural Rules conflicts with any newly issued and implemented laws, administrative regulations, listing rules of the place of listing and the Articles, the newly issued and implemented laws, administrative regulations, listing rules of the place of listing and the Articles shall apply.

Article 77 Unless otherwise provided herein, terms of "at least", "within" and "no more than" shall include the number specified; however, terms of "more than", "less than" and "excluding" shall exclude the number specified.

Article 78 The board of directors shall be responsible for the interpretation of the Procedural Rules.

The Procedural Rules for Board of Directors are written in Chinese. The English version of this Appendix III is an unofficial translation and is for reference only. In case of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.

The amended Procedural Rules for Board of Directors are set out below:

BANK OF CHINA LIMITED BOARD OF DIRECTORS' PROCEDURAL RULES

Chapter 1 General Provisions

Article 1 For the purpose of ensuring directors to exercise their functions and powers independently, normatively, and effectively according to laws, and board of directors to work effectively and make decisions scientifically, Bank of China Limited (hereinafter referred to as the "Bank") formulated the Bank of China Limited Board of Directors' Procedural Rules (hereinafter referred to as the "Procedural Rules") in accordance with the Company Law of the People's Republic of China (hereinafter referred to as "Company Law"), the Securities Law of the People's Republic of China (hereinafter referred to as "Securities Law"), Bank of China Limited Articles of Association (hereinafter referred to as the "Articles"), and other relevant laws, regulations and regulatory documents and in consideration of the Bank's practical situation.

Article 2 The board of directors is the decision-making body of the Bank, and is responsible to the shareholder's meeting. The board of directors shall exercise its functions and powers in accordance with Company Law, Securities Law, Articles, Procedural Rules and other relevant laws, regulations and regulatory documents.

Article 3 For the purpose of laying out the rules of board of directors exclusively and completely, this Procedural Rules take certain relevant provisions from the Articles. When relevant provisions of the Articles are changed after following proper procedures, corresponding provisions of this Procedural Rules shall be changed automatically.

Chapter 2 Composition of Board of Directors

Article 4 The board of directors shall be composed of five (5) to seventeen (17) directors, including one chairman of the board and one vice chairman of the board. Directors of the Bank are composed of Executive Directors and Non-Executive Directors that include Independent Directors. The number of directors who serve as the president, vice president and hold other senior management positions of the Bank shall not exceed one third of the total number of directors of the Bank. At least three (3) of the members of the board of directors shall be independent directors. Directors shall be elected by the shareholder's meeting and serve a term of office of three (3) years calculated from the day approved by the China Banking Regulatory Commission. A director may serve consecutive terms if re-elected upon the expiration of his/her term.

Article 5 The chairman and the vice chairman of the board shall be directors of the Bank. They shall be elected and removed by more than half of all the directors. The legal representative or the principal personnel of the controlling shareholder(s) shall not serve as the chairman of the board of directors. The roles of the chairman of the board of directors and the president of the Bank shall be different, which shall not be served by one person. The vice chairman shall assist the chairman in his/her work.

Article 6 Special committees are set up under the board of directors, which shall assist the board of directors to fulfill its functions under the authorization of the board. The special committees set up under the board of directors include without limitation: Strategy Development Committee, Audit Committee, Risk Policy Committee, Human Resources and Remuneration Committee, and Connected Transaction Control Committee, etc. Each special committee is responsible to the board of directors and is composed of at least three members who must be directors. The chairman of the Audit Committee shall be an independent director. The board of directors can establish other committees or re-constitute the existing committees according to its needs. The board of directors will make procedures of all special committees.

Article 7 The board of directors shall establish the position of the board secretary. The board secretary is a senior management personnel of the Bank and is appointed by the board of directors and is responsible to the board of directors.

The Bank's directors or senior management personnel may hold the position of the board secretary concurrently. Nevertheless, the supervisors of the Bank cannot hold the position of the board secretary concurrently. No certified accountant from the accounting firm or lawyer from the law firm as engaged by the Bank may concurrently hold the position of the board secretary.

The board secretary shall be nominated by the chairman of the board of directors and appointed or dismissed by the board of directors. If a director of the Bank holds the position of the board secretary concurrently, in the case that any action needs to be taken by the director and the board secretary respectively, such person holding the positions of director and the board secretary concurrently shall not take such action in both of his/her capacities.

Article 8 The Bank sets up Board Secretariat to assist the board secretary's work.

Chapter 3 Powers and Functions of Board of Directors

Article 9 The board of directors shall exercise the following functions and powers:

1. to be responsible for convening shareholders' meeting and to report its work to shareholders' meeting;

2. to implement the resolutions of shareholders' meeting;

3. to decide on strategic polices, business plans and material investment plans of the Bank except for those material investment plans that are subject to shareholders' meeting approval as specified in this Articles;

4. to formulate the proposed annual financial budgets and final accounts of the Bank;

5. to formulate the plans for profit distribution, loss making-up of the Bank and risk capital distribution;

6. to formulate plans for the increase or reduction in the registered capital of the Bank, the issuance of other securities, public listing and for the issuing of bonds;

7. to draft plans for substantial acquisition, repurchase of the Bank's stocks or plans for merger, division, dissolution or change of incorporation nature of the Bank;

8. to examine and approve connected transactions which require board approvals under laws, administrative regulations and other relevant governing rules;

9. to review and decide on the establishment of the Bank's basic administrative system, internal management framework and important sub-entities;

10. to appoint or dismiss the Bank's president, the board secretary and the chairmen of the special committees; to appoint or dismiss the Bank's vice president, assistant president, chief financial officer, chief risk officer and other senior management personnel according to the president's nomination; to appoint or dismiss the chief audit officer according to the nomination of the Audit Committee and decide on his/her remuneration and awards and punishment; to appoint or dismiss members of the special committees according to the nomination by the Human Resources and Remuneration Committee;

11. to examine and approve the policies regarding laws and regulation compliance and the relative basic management system of the Bank;

12. to formulate proposals for amendment of the Articles of the Bank, and report to the shareholders' meeting for approval;

13. to examine the Bank's human resources and remuneration strategies, review and determine the remuneration strategies for the Bank's senior management personnel; to be responsible for performance evaluation of senior management personnel; to decide on the material rewards and punishment matters for senior management personnel;

14. to review and approve the information disclosure policy and system of the Bank;

15. to propose to shareholders' meeting to appoint, re-appoint or change the accounting firm that audits the Bank;

16. to hear work report from the President and the management team of the Bank and examine their work;

17. to report the rectification opinion regarding the Bank issued by relevant regulatory authorities and the execution status of rectification by the Bank;

18. to hear the report by external auditors on a regular or irregular basis;

19. to review and approve the Bank's annual report;

20. to exercise other functions and powers prescribed by laws, administrative regulations or the Articles of the Bank, and those granted by shareholders' meeting.

Under necessary, reasonable and legal circumstances, the board of directors may authorize the President or the management team to decide on specific matters that are related to board matters but cannot or are not necessary to be determined in the board meetings immediately.

Regarding the authorization by the board of directors to the President and the management team, if the authorized matters shall be approved by ordinary resolutions, such authorization shall be adopted by at least a majority of all directors; if the matters shall be approved by special resolutions, such authorization shall be adopted by at least two-third of all directors. The authorization shall be clear and specific.

Article 10 The board of directors of the Bank shall provide explanations to the shareholders' meeting with respect to any audit report submitted by the certified public accountant regarding the Bank's financial reports that contains qualified opinions, negative opinions or opinions being unable to be issued.

Article 11 The scope of authorization to the board of directors regarding decision power on equity investment, bond investment, assets purchase, assets disposal, assets write-off, mortgage or other non-commercial-banking-business regarding security interest matters shall be determined by the shareholders' meeting. The board of directors shall establish stringent examination and decision making procedure in respect of its exercise of the aforesaid authorization.

The Strategic Development Committee shall organize relevant experts and professionals to examine and evaluate material equity investment, bond investment, assets purchase, assets disposal, assets write-off, mortgage or other non-commercial-banking-business regarding security interest matters and report to shareholders' meeting for approval in accordance with laws, administrative regulations and the listing rules of the place of listing.

Article 12 When the board of directors disposes of fixed assets, and the sum of the expected value of the consideration for the proposed disposal and the value of the consideration for disposed fixed assets in the four months period immediately preceding the proposed disposal exceeds 33% of the value of the fixed assets shown in the latest balance sheet presented at the general shareholders' meeting, the board of directors may not dispose or agree to dispose of the fixed assets without the prior approval of the shareholders' meeting.

For the purposes of this Article, the term "disposal of fixed assets" shall include the assignment of certain interest in assets other than by way of providing security interest by using fixed assets as collaterals.

The validity of transactions whereby the Bank disposes of fixed assets shall not be affected by the breach of the first paragraph hereof.

Article 13 Directors may request to seek opinions from independent professional institutions and independent consultants under reasonable circumstances while exercising their powers and functions, and the cost incurred shall be borne by the Bank. Such requests from directors shall be submitted to the board of directors for approval and other proper arrangement through the board secretary.

Article 14 The chairman of the board shall exercise the following functions and powers:

1. to preside over shareholders' meeting and to convene and preside over meetings of the board of directors;
2. to convene and preside over the special board meetings;
3. to oversee and examine the work of the special committees and nominate the candidates for chairmen of the special committees;
4. to oversee and examine the implementation of resolutions of the board of directors;
5. to sign stocks, bonds and other security certificates issued by the Bank;
6. to sign important documents of the board and other documents that shall be signed by the legal representative of the Bank;
7. to exercise the legal representative's functions and powers;
8. to exercise part of the board's functions and powers under the authorization of the board of directors when the board is not in session; and
9. other functions and powers granted by the board of directors.

Article 15 If the chairman of the board is unable or fails to perform his/her functions and powers, the vice chairman shall exercise such functions; if the vice chairman is unable or fails to do so, a director shall be recommended by half or more directors jointly to exercise such functions and powers on his/her behalf.

Article 16 The major duties of the board secretary shall be:

1. To assist the directors in dealing with day to day work of the board; to be responsible for communications between the directors and relevant departments of the Bank; to ensure the directors be provided necessary information and documents for their fulfillment of their authority and functions; to continuously advise, remind and ensure the directors to acquaint with the regulations, policies and requirements by relevant regulatory authorities regarding bank operations; to assist directors and the president to abide by laws, regulations, rules, relevant provisions by the securities regulatory authorities of the place of listing, this Articles and other relevant provisions in their exercise of authority and functions;

2. To be responsible for relevant organization and preparation work for the board of directors meeting and the shareholders' meeting; to be responsible for taking minutes of the meetings; to ensure the resolution and the decisions made in the meeting in compliance with legal procedures; to proactively monitor the implementation of the board resolutions and to reply to directors in respect of questions concerning relevant meeting procedures and applicable rules;

3. To ensure that the Bank keeps complete organizational documents and records;

4. To ensure that the Bank prepares and submits according to law the documents and reports required by relevant authorities;

5. To keep the list of shareholders, the seal of the board of directors and other relevant information and to handle matters related to management of the equity shares of the Bank and registration of trusteeship; to ensure that the Bank's register of shareholders is properly established and that persons entitled to relevant records and documents of the Bank could obtain such records and documents in a timely manner;

6. To be responsible for information disclosure of the Bank and to assure the Bank's information disclosures are timely, accurate, legal, true and complete;

7. To assist the special committees established under the board of directors to exercise their delegated authorities;

8. To be responsible for organization of market promotion; to coordinate with visits and reception work; to deal with investors' relationship; to maintain relationship with regulatory authorities, investors and intermediate agencies; to coordinate public relationship;

9. To consult and advise on significant strategic decisions of the Bank;

10. Other duties set forth in the Articles.

Article 17 The Bank shall provide facilities for the board secretary to exercise his/her powers and functions. For the purpose of exercising his/her powers and functions, the board secretary has the right to attend the shareholder's meeting, board of directors meeting, board of supervisors meeting and senior management officers' meeting, to understand the financial situation and business operation of the Bank, to consult all documents related to information disclosure, to request relevant departments and staffs of the Bank to provide relevant documents and information timely.

Chapter 4 Working Rules for Board of Directors

Section 1 Working Method

Article 18 The working method of the board of directors is composed of a formal conference (including video conference and telephone conference), and written resolution (including delivering the resolution for review severally in counterparts or by circulating the resolution for review in turn among the directors) and other methods the board of directors deems as proper. The board of directors shall adopt different working methods according to different items and proposals.

Article 19 A board meeting convened by telephone conference or video conference shall ensure each attending director can hear other directors' speech clearly and can communicate with each other. The board meeting convened by such means shall be recorded or taped and the relevant record or video tape shall be properly maintained forever. Should any director not be able to timely sign the meeting minutes during such meeting, such director shall attend voting orally and complete the signature in writing as soon as possible. The oral vote by the director shall have equal effect as the written signature, provided the later signature shall comply with the oral vote during the meeting. Should such later signature become different from the oral vote, the oral vote shall prevail.

Article 20 For those material, complicated and special issues which shall be discussed collectively and thoroughly, the board of directors shall discuss them in the way of a formal conference.

Article 21 Issues arising from day to day operations that require examination of the board of directors may be resolved by means of written resolutions and other means the board of directors deems as appropriate provided that such means shall not contravene Article 45 of this Procedural Rules. If any director requests that such proposals be examined by a formal conference (including video conference and telephone conference) of the board of directors, the formal conference shall be adopted.

Article 22 A director shall attend personally at least two thirds of the meeting of the board of directors' each year. A director shall be deemed to be incapable of fulfilling his/her duty if he/she fails to attend the board meeting either personally or by entrusting other directors to attend on his/her behalf twice consecutively. The board of directors shall propose to the shareholders' meeting to replace such director. If an independent director fails to attend the board meeting personally for three times consecutively, the board of directors shall propose to the shareholders' meeting to replace such independent director.

Article 23 The directors could attend the board of director meeting by means of video conference, telephone conference or other timely communicable methods, all of which shall be deemed as attending the meeting in person.

Section 2 Rules of Meeting

Article 24 The board shall meet regularly during a year (regular meeting) and as and when necessary (special meeting). In general, the regular board meeting shall be held at least four to six times each year and at least once each quarter. The frequency and timing of regular board meeting shall be coordinated with material corporate activities (such as shareholder's meeting, annual report and interim report) of the Bank and standing agenda of the board of directors.

Article 25 The board of directors shall approve the timetable of regular board meeting for next year as soon as possible, including the date, time, venue and main topics of each meeting. After approved by the board of directors, the board secretary shall deliver the timetable to all parties as soon as possible, enabling the board meeting to be well prepared in advance. Once approved, the timetable shall not be changed unless consents from a majority of directors have been obtained and under special circumstances.

Article 26 The chairman of the board shall convene and preside a special board meeting within five (5) working days under one of the following circumstances:

1. shareholders representing one tenth or more voting rights so propose;
2. the chairman of the board considers necessary;
3. at least one third of the directors so propose jointly;
4. at least half of the independent directors so propose;
5. the board of supervisors so proposes;

6. the president of the Bank so proposes.

Article 27 The board secretary is responsible to collect topics of each board meeting and submit to the chairman of the board. The Chairman of the board has the right to make proper adjustments to different proposals.

Article 28 The board of directors shall make proper arrangement to ensure all directors having the chance to present topics to be discussed at board meeting.

Article 29 The board secretary is responsible to draft the notice for a board meeting and deliver the written notice to all directors and supervisors fourteen (14) days before the regular meeting is held, and to all related parties proposing to attend the meeting within reasonable time prior to the date of the meeting. The notice for a board meeting shall include the date, venue, term of the meeting, the reason and subject for discussion and the date of issuing the notice. When a special meeting is convened, a written notice shall be delivered to all directors and supervisors within reasonable time prior to the date the meeting is proposed to be held.

Article 30 Meeting documents shall be delivered to all directors and supervisors ten (10) days before the regular meeting is held. Should any special board meeting is convened or any new proposals are added to the regular board meeting, the meeting documents shall be delivered to all directors and supervisors as soon as possible.

Article 31 Meeting documents shall include all material information and analysis related to each topic of the board meeting, and shall be well summarized to enable the board understanding all information and making decision. Should any two or more independent directors consider documents incomplete or analysis unclear, they could jointly suggest in writing the board meeting or the examination of proposal in question to be postponed, which shall be adopted by the board.

Article 32 For the purpose of enabling the board of directors to make an informed decision, apart from meeting documents, the board of directors may require the management to prepare and provide all necessary supplementary information and report. For complicated items or if the management considers necessary, the management shall provide the board of directors with presentation materials to enable the directors to have a better understanding of the issues concerned.

Article 33 If the board of directors consider that there is insufficient time to consider the content of relevant documents, or the management reasonably requires more time to prepare the supplementary materials or analysis requested by the board of directors, the chairman of the board of directors may postpone relevant item to the next board meeting or other time as appropriate for deliberation.

Article 34 Meetings of the board of directors shall be attended by the directors personally. If a director cannot attend a meeting for any reason, he/she may entrust in writing other director to attend the meeting on his/her behalf. The written proxy shall specify the proxy's name, entrusted matters, the scope of authorization and the valid term, and be signed by or affixed with the seal of the entrusting director. A director who attends a meeting on behalf of another director shall exercise the rights of that director within the scope of entrusted authority. If a director fails to attend a meeting of the board of directors and also fails to entrust a proxy to attend on his/her behalf, he/she shall be deemed to have waived his/her voting rights at that meeting.

Article 35 In normal cases, the chairman of the board, as the president of the board meeting, shall preside board meetings. If the chairman of the board fails to attend a board meeting, the vice chairman shall preside the board meeting. In case both the chairman and the vice chairman of the board fail to attend the board meeting, a director shall be recommended by those directors attending the board meeting to preside the board meeting.

Article 36 When the board of directors examines proposals submitted by the management, in general the senior management personnel responsible for relevant issues shall attend as a non-voting attendee and report to the board of directors.

Article 37 For the purpose of ensuring each proposal is discussed thoroughly and professionally, there shall be sufficient time for discussion at the board meeting. The chairman of the board meeting shall ensure each proposal discussed to be resolved or be given clear guidance.

Article 38 In general, the voting on to-be-examined proposals in the board of directors shall be made item by item.

Article 39 The voting on resolutions of the board in the board meeting shall, in principle, be made by poll. Upon the approval by two-thirds of all the directors, the voting may also be made orally.

Article 40 Meetings of the board of directors may be held only if more than half of the directors (including proxies) attend. Resolutions of the board of directors shall be adopted by the affirmative votes of more than half of all the directors.

Each director shall have one vote on the resolution of the board of directors.

Article 41 Prior to discussion of any proposal at the board meeting, each director shall consider whether this proposal has material interest/relationship with him/her, or any related person or Connected Person of him/her. If there is any such interest/relationship, he/she shall declare his/her interests at the board meeting unless this has been done by other means to the board of directors in advance.

Article 42 If any director, his/her related person or Connected Person has material interest/relationship with proposals subject to the board resolution, such director shall not exercise voting right over such proposals and shall not vote as proxy of other directors. Such a board meeting will be convened upon the presence of more than half uninterested directors, and the resolution shall be adopted by more than half of the uninterested directors. If the uninterested directors present at the board meeting are less than three (3) persons, such matter shall be submitted to the Bank's shareholders' meeting for approval.

Article 43 Persons other than directors, supervisors and the board secretary can only express their opinions after being approved by the chairman of the board meeting.

Article 44 Directors can only vote for, against or abstain from voting at proposals to-be-examined by the board. In cases directors vote against or abstain from voting on such proposals, they shall specify the reasons.

Article 45 Resolutions by the board of directors may be passed by the affirmative vote of more than half of the directors except for the following matters which shall require the affirmative votes of at least two-thirds of the directors and may not be voted by means of written resolutions:

1. profit distribution or loss make-up plans;

2. risk capital distribution plan;

3. the increase or reduction of registered capital of the Bank or the issuance or public listing of other securities or issuance of bonds;

4. material acquisition, repurchase of the Bank's shares or merger, division and dissolution;

5. substantial investment or disposal of substantial assets;

6. the annual financial budgets and final accounts of the Bank;

7. the amendments to the Articles;

8. proposal to shareholders' meeting in respect of the appointment, re-appointment or replacement of the accounting firm who performs audit for the Bank;

9. recruitment or dismissal of senior managers, etc.;

10. the remuneration strategy of the senior management personnel of the Bank, the performance evaluation of the senior management personnel and awards and punishment thereof;

11. other affairs that the board deems to be materially contrary to the interest of shareholders or directors.

Article 46 The board of directors shall keep minutes of its decisions on the matters examined at the board meetings. Directors and clerks attending the meeting shall sign their names on the minutes. Directors attending the meeting shall have the right to request to add to the minutes the descriptive contents of their statements made at the meeting. The minutes of the board meeting shall be kept by the board secretary as the Bank's archives.

Article 47 The board secretary is responsible for the minutes of the board meeting. The minutes of the board meeting shall record in sufficient detail the matters considered by the board of directors and all decisions reached.

Article 48 The minutes of a board meeting shall include the following:

1. The date, venue and name of the convener of the meeting;

2. The names of directors and the names of other entrusted directors (proxies) attending the board meeting;

3. Agenda of the meeting;

4. The key points of directors' speeches; (including any doubt or objections raised by directors);

5. The voting method and result of each resolution (the voting result of a resolution shall state the numbers of votes for and against the resolution and the number of votes having been abstained);

6. The statement whether connected directors having material interest/ relationship with to-be-discussed proposals have withdrawn from voting or not.

7. Other contents as required by laws, administrative regulations and regulatory documents.

Article 49 After conclusion of the board meeting, the drafted minutes of board meeting shall be circulated to all directors within reasonable time for their comments. Directors have the right to present their comments on the drafted minutes of board meeting between two board meetings or on next board meeting. The minutes of board meeting shall be passed on the next board meeting.

Article 50 The board secretary shall keep proper records of all resolutions and minutes of the board meeting. Directors have the right to consult aforesaid documents at reasonable time upon reasonable notice to the board secretary. Other persons except for directors could consult aforesaid documents upon confirmation by the board secretary as related and entitled persons.

Article 51 Decisions, resolutions and minutes of board meetings shall be filed to China Banking Regulatory Commission within the shortest possible time after the end of the meeting. Minutes of directors' meeting shall be kept permanently.

Section 3 Rules of Written Resolutions

Article 52 Where it is proposed to pass a proposal by way of written resolutions, the board secretary shall send written proposals (with voting ticket) and relevant proposals and reports submitted by the management to all directors. Directors shall complete the voting tickets and return the same to the board secretary for records.

Article 53 Unless otherwise permitted by relevant laws, regulations or provisions, if a substantial shareholder or a director has a conflict of interest in the matter to be considered by the board of directors, the matter shall not be dealt with by way of written resolutions, but a board meeting attended by independent directors who have no material interest in the transaction shall be held to deliberate on the matter.

Article 54 In case of written resolutions, directors may vote for, against, abstain or refer to the board meeting for further discussion. If a director votes against or abstain from voting at a proposal, he/she shall specify the reasons.

Article 55 If any director requests for the matter to be further discussed at a board meeting before resolutions of proposals become effective, the matter shall not be dealt with by means of written resolutions.

Article 56 In order for written resolutions to become legal and effective, they shall be signed by a majority of directors or their proxies who are entitled to receive the notice of board meeting. The written notice confirming such written resolution signed by relevant directors or their proxy directors shall be deemed as their signature on such written resolution. Such written resolution may be composed of several documents, each of which shall be signed by one or more directors or their proxy directors. A resolution signed by the directors or their proxy directors and delivered through telegram, fax, telex or other electronic means shall be deemed as having been signed by the directors.

Article 57 The board secretary shall keep proper records of all written resolutions passed by the board, the comments made by the directors on voting tickets, and relevant proposals and reports submitted by the management.

Section 4 Implementation and Follow Up of Resolutions

Article 58 The board secretary shall inform the management and other relevant parties of the resolutions passed by the board of directors in writing as soon as possible, and complete the following-up list and send to the management as soon as possible.

Article 59 The management shall be responsible for the implementation of resolutions and following up issues. The Executive Office is responsible for assisting the management and reporting the status and progress thereof to the board secretary before the holding of the next board meeting.

Article 60 The board secretary shall be responsible for reporting the implementation of resolutions to the board of directors at the next board meeting or as and when requested by the board. Directors have the right to enquire the management regarding the implementation of the board resolutions.

Section 5 Working Language and Written Format

Article 61 The official language for the board of directors shall be Chinese and English. The board secretary shall arrange for proper translation according to practical situation.

Article 62 In general, all documents submitted to the board of directors shall be prepared in both Chinese and English.

Article 63 In case of written communication, the following means shall be effective:

1. Any letter or fax signed, in person or by chop, by any director or the board secretary, or any email sent from their e-mail account.

2. Any letter or fax signed, in person or by chop, by the authorized delegate of any of the abovementioned persons, or any email sent from their e-mail account.

Section 6 Notices

Article 64 Notices of the Bank may be sent out by following means

1. in person;

2. by mail;

3. by fax or email;

4. by other means recognized by the Bank, or agreed by the recipient of the notice in advance or recognized by the recipient of the notice after receiving such notice; or

5. through other means recognized by regulatory authorities or stipulated under the Articles.

Article 65 When a notice from the Bank is sent out in person, the recipient of the notice shall sign (or seal) on the return receipt of delivery. The date of the recipient's signature shall be deemed to be the delivery date. When the notice of the Bank is sent out via mail, the delivery date shall be forty-eight hours after such notice is delivered to the post office. When the notice of the Bank is sent out by fax or email, the delivery date shall be the date when the fax or email is sent out.

Chapter 5 Coordination and Communication

Section 1 Communication with Special Committees

Article 66 The board secretary shall attend as a non-voting attendee in special committee meetings. Relevant special committees shall send meeting notice and documents to the board secretary in a timely manner, and copy to the Board Secretariat.

Article 67 Each special committee shall send resolutions (including written resolutions) and minutes of the special committee meeting to the Board Secretariat in a timely manner. The board secretary shall keep the meeting records of special committees of the board of directors.

Article 68 During the adjournment of the board and if the special committees consider there are issues material and exceptional requiring attention of the board of directors, the special committees may submit written report to the board of directors through the board secretary, and may suggest the chairman of the board to convene a board meeting and to discuss such issues.

Article 69 The board of directors and any director may request for information from each special committee through the board secretary, and the special committee shall provide the requested information as soon as possible.

Article 70 Any important written report submitted by a special committee to the board of directors shall be signed by the committee chairman or any designated committee member or the committee secretary, and shall be submitted to the board of directors through the board secretary.

Article 71 Each committee shall inform the Board Secretariat of its written resolutions in a timely manner.

Article 72 The board secretary shall coordinate the work of each special committee. The board secretary shall coordinate and guide the work of committee secretary of each special committee.

Section 2 Communication with the Management

Article 73 The board of directors is entitled to request the management to provide relevant materials and other assistance in a timely manner as will enable the board of directors to make informed decisions and to discharge its functions and powers.

Article 74 The management shall submit to the board regular working report and material information which is crucial for directors to understand the overall operation and management of the Bank.

Article 75 During the adjournment of the board, the management may submit written report on material or exceptional issues though the board secretary, and suggest to the chairman of the board to convene a board meeting for discussion.

Article 76 Any important written report submitted by the management to the board of directors shall be signed by the president of the Bank or other senior management personnel responsible for relevant issues, and submitted to the board of directors through the board secretary.

Article 77 The board of directors shall inform the management of the resolutions, decisions of board meeting and other relevant issues in a timely manner.

Section 3 Communication with Board of Supervisors

Article 78 Notices of any meeting of the board of directors shall be delivered to the board of supervisors in writing prior to the meeting. Supervisors are entitled to attend as a non-voting attendee and express their opinions.

Article 79 The board of supervisors shall be informed of the resolutions, decisions of board of directors and following up issues.

Article 80 During the adjournment of the board, the board of supervisors may submit written recommendations to propose the board of directors to hold a special board meeting.

Article 81 If the board of supervisors found the board of directors or a director fails to exercise their functions or is in breach of any rules and so on, it may communicate with the board secretary and the director in writing or orally according to practical situation.

Article 82 The board of supervisors is entitled to enquire the chairman of the board of directors and a director, who shall himself/herself or procure other relevant person to provide relevant information and documents earnestly.

Article 83 The member of the board of directors and member of the board of supervisors may communicate with each other at any time and in any form as appropriate.

Section 4 Communication with Shareholders

Article 84 Communication between the board of directors and shareholders shall be conducted mainly through shareholder's meeting and through the board secretary on a daily basis.

Article 85 Chairman of the board of directors, as the main communication channel between the board of directors and the shareholders, shall keep good relationship with shareholders, and ensure the information of the Bank is fairly disclosed. The board secretary assists the chairman of the board to carry out relevant work.

Article 86 The board of directors encourages shareholders to attend shareholder's meetings. All directors shall attend shareholder's meetings and respond to queries raised by shareholders.

Article 87 The board of directors shall keep continuous communication with shareholders and other stakeholders, and understand their questions and issues.

Article 88 The board of directors shall make timely disclosure regarding relevant issues according to relevant laws, regulations and regulatory documents.

Chapter 6 Miscellaneous

Article 89 This Procedural Rules comes into effect upon approval by the shareholder's meeting. If this Procedural Rules needs to be amended, the board of directors shall present the proposal to shareholder's meeting for approval.

Article 90 Unless there are special explanations, terms mentioned in this Procedural Rules have the same meaning with those terms referred to in the Articles.

Article 91 Should the Procedural Rules conflicts with any newly issued and implemented laws, administrative regulations, listing rules of the place of listing and the Articles, the newly issued and implemented laws, administrative regulations, listing rules of the place of listing and the Articles shall apply.

Article 92 Unless otherwise provided herein, terms of "at least", "within" and "no more than" shall include the number specified; however, terms of "more than", "less than" and "excluding" shall exclude the number specified..

Article 93 The board of directors shall be responsible for the interpretation of the Procedural Rules.

The Procedural Rules for Board of Supervisors are written in Chinese. The English version of this Appendix IV is an unofficial translation and is for reference only. In case of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.

The amended Procedural Rules for Board of Supervisors are set out below:

BANK OF CHINA LIMITED RULES FOR THE PROCEEDINGS OF THE BOARD OF SUPERVISORS

Chapter 1 General Provisions

Article 1 To ensure the Board of Supervisors exercise their functions and powers effectively according to laws, and to ensure that the Board of Supervisors work effectively and make decisions scientifically, Bank of China Limited (hereinafter referred to as the "Bank") formulated the Rules for the Proceedings of the Board of Supervisors (hereinafter referred to as the "Rules") in accordance with the Company Law of the People's Republic of China (hereinafter referred to as "Company Law"), Articles of Association of Bank of China Limited (hereinafter referred to as the "Articles"), and other relevant laws, regulations and regulatory documents and in the consideration of the Bank's practical situation.

Article 2 The Board of Supervisors is the supervisory body of the Bank and is responsible to the Shareholder Meeting. The Board of Supervisors shall exercise its functions and powers in accordance with Company Law, Articles, the Rules and other relevant laws, regulations and regulatory documents.

Chapter 2 Composition of the Board of Supervisors

Article 3 The Board of Supervisors shall be composed of representatives of the Bank staff, external supervisors and supervisors appointed by shareholders. There shall be at least two external supervisors, and those supervisors representing the Bank staff shall account for no less than one-third of all the supervisors of the Bank. The term for a supervisor is three (3) years, and the supervisor may serve consecutive terms if re-elected upon the expiration of his/her term.

Article 4 The Board of Supervisors shall be composed of five (5) to nine (9) supervisors, one of whom shall be elected as the chairman of the Board of Supervisors. The chairman of the Board of Supervisors shall be elected and removed by at least two-third of all supervisors. The chairman of the Board of Supervisors shall be a professional full-time staff, and shall possess professional knowledge and work experiences in one of such fields as finance, auditing, banking and law.

Article 5 An office shall be set up for the Board of Supervisors who shall be responsible for coordination and implementation of the work of Board of Supervisors.

Chapter 3 Powers and Functions of the Board of Supervisors

Article 6 The Board of Supervisors shall perform the following duties:

1. to examine and supervise the financial activities of the Bank;

2. to supervise the performance of duties by the directors and senior management personnel of the Bank, and to make proposal for the dismissal of the directors and senior management personnel who violate laws, administrative regulations, the Articles or resolutions of the shareholders' meeting;

3. to require the directors, the president of the Bank and other senior management personnel to rectify any act that is detrimental to the Bank' interests;

4. to carry out an auditing on the leaving of the directors and senior management personnel, if necessary;

5. to audit the business decision-making, risk management and internal control of the Bank, if necessary;

6. to verify and to make recommendations in respect of financial information such as financial reports, business reports, profit distribution plans etc. that the board of directors intends to submit to the shareholder meeting and, if in doubt, shall be able to appoint, in the name of the Bank, a certified accountant or practicing auditor to assist in reviewing such information;

7. to make enquiries of the directors, the chairman of the board of directors and senior management personnel;

8. to propose to convene an extraordinary shareholder meeting, and to convene and preside over a shareholder meeting when the board of directors fails to perform its duty of convening and presiding over such meeting in accordance with Company Law;

9. to make proposals at the shareholder meetings;

10. to represent the Bank in negotiating with a director or instituting legal proceedings against a director or senior management personnel; and

11. other duties provided by laws, administrative regulations and the Articles or duties authorized at the shareholder meetings.

Article 7 A supervisor can attend the board meetings as a non-voting attendee and shall have the right to express his/her opinion. A supervisor can attend the meetings of senior management as a non-voting attendee.

Article 8 The Board of Supervisors may require the directors, senior management personnel, internal and external audit personnel to attend the meetings of Board of Supervisors and answer the questions with which the Board of Supervisors concerns.

Article 9 The internal audit departments of the Bank shall, in a timely manner, submit to the Board of Supervisors the complete results of auditing and examination of the internal functional departments and the branches of the Bank.

Article 10 The directors, senior management personnel shall provide appropriately and shall also procure relevant personnel to honestly provide the Board of Supervisors with relevant information and documents and shall not impede the performance of functions carried out by the Board of Supervisors or any supervisors.

Article 11 The Board of Supervisors may engage such professional entities as law firms and accounting firms for assistance in the performance of its duties, and all relevant expenses incurred thereof shall be borne by the Bank.

Article 12 The chairman of the Board of Supervisors shall perform the following powers and duties:

1. convene and preside over the Board of Supervisors meeting;

2. convene an extraordinary meeting of the Board of Supervisors when he/she deems as necessary; and

3. sign resolutions of meetings of the Board of Supervisors,

4. other functions and powers vested by the Board of Supervisors

Where the chairman of the Board of Supervisors is unable or fails to perform his/her duty, a supervisor shall be recommended by half or more supervisors to perform his/her duty on behalf of the chairman of the Board of Supervisors.

Chapter 4 Meetings of the Board of Supervisors

Article 13 The method for the Board of Supervisors to discuss the official issues is holding meetings of the Board of Supervisors.

Article 14 The Board of Supervisors shall hold at least one (1) meeting every six months and four (4) meetings annually.

Article 15 Where it is deemed necessary by the Chairman of the Board of Supervisor or where other supervisors propose, the Chairman of the Board of Supervisors shall convene an extraordinary meeting of the Board of Supervisors within five (5) working days.

Article 16 A written notice of and other documents in relation to a meeting of the Board of Supervisors shall be delivered to all supervisors five (5) working days before the meeting. A notice of and other documents in relation to an extraordinary meeting of the Board of Supervisors shall be delivered within a reasonable time before the meeting.

Article 17 A notice of the meeting of the Board of Supervisors shall specify:

1. the date and place of the meeting;

2. the term of the meeting;

3. the matters and proposals to be examined by the meeting;

4. the date the notice is sent out.

Article 18 At least half of the supervisors shall constitute the legal quorum of any meeting of the Board of Supervisors.

Article 19 A supervisor shall personally attend meetings of the Board of Supervisors after the receipt of written notice. If a supervisor fails to attend a meeting for any reason, he/she may by a written proxy entrust another supervisor to attend the meeting on his/her behalf. An external supervisor may also entrust other external supervisor to attend the meeting on his/her behalf.

The proxy shall specify the name of the proxy supervisor, entrusted matters, scope of authority and term, and shall be signed by or affixed with the seal of the entrusting supervisor.

A supervisor who attends a meeting on behalf of another supervisor shall exercise the rights of that supervisor within the scope of entrusted authority. If a supervisor fails to attend a meeting of the Board of Supervisors and does not appoint a proxy to attend on his/her behalf, he/she shall be deemed to have waived his/her voting rights in that meeting.

Article 20 Should a supervisor fail to attend in person two consecutive meetings of the Board of Supervisors and does not entrust other supervisors to attend on his/her behalf, the supervisor shall be deemed to be incompetent to perform his/her duties, and the Board of Supervisors shall propose to the shareholder meeting or the employees' representative congress to dismiss such supervisor.

If an external supervisor fails to attend in person three consecutive meetings of the Board of Supervisors, the Board of Supervisors shall present a proposal to shareholder meeting for the dismissal of the external supervisor.

Chapter 5 Voting and Resolutions of the Meetings

Article 21 The voting on proposals discussed at a meeting of Board of Supervisors shall be conducted in an one-after-another way, namely the voting on a proposal shall be commenced only after review of such proposal and the voting on any other proposal shall not be commenced until the voting on such proposal has been completed. Each supervisor shall have one vote.

Article 22 Supervisors may vote and adopt resolutions at a meeting of the Board of Supervisors by telecommunication means provided that the Supervisors express their opinions fully and adequately. Such resolution shall be signed by all supervisors attending such meeting.

Annual work report of the Board of Supervisors, annual report of the Bank, profit distribution plans and other material proceedings reviewed and examined by the Board of Supervisors for submission at the shareholder meeting shall not be voted by telecommunication means.

Article 23 Each supervisor shall vote at the meetings of the Board of Supervisors by open ballot or by telecommunication means. Resolutions shall be announced and it shall be reported on whether a resolution has been adopted according to the voting result. The voting result for any resolution shall be recorded in the minutes of the meetings.

Article 24 Any relevant resolution or report of the Board of Supervisors shall be subject to the approval of at least two thirds of all the supervisors.

In case that any supervisor disagrees in principle with any resolution or report, such disagreement shall be explained in the relevant resolution or report.

Article 25 Each supervisor shall sign his/her name on each resolution of the Board of Supervisors and each supervisor shall be responsible to the Board of Supervisors therefore. If a supervisor can prove that he/she has raised objection to such resolution and such an objection has been recorded in the minutes of the meeting, the supervisor may be released from his/her above responsibility.

Chapter 6 Minutes of the Meetings

Article 26 Minutes shall be made for meetings of the Board of Supervisors and shall be signed by each supervisor and the clerk attending the meeting. Supervisors attending the meeting shall have the right to request to supplement in the minutes the explanation of their statements made at the meeting. The minutes of meetings of the Board of Supervisors shall be kept as the Bank's archives by the Board of Supervisors.

Article 27 The minutes of the meetings of the Board of Supervisors shall include the following contents:

1. the date and place of the meetings and the names of supervisor who convenes the meeting;

2. the names of supervisors who attend the meeting and the proxy supervisors who attend the meeting on behalf of other supervisors;

3. the agenda of the meeting;

4. the key points of the supervisors' speeches;

5. the voting method and result for each resolution (the voting result shall state the number of votes for and against the resolution and the number of votes abstained).

Article 28 The decisions, resolutions and minutes of meetings of the Board of Supervisors shall be submitted to the China Banking Regulatory Commission for record.

Chapter 7 Miscellaneous

Article 29 The Rules shall come to effect as of the date of approval at the shareholders meeting. In the event that the Rules are amended, the Board of Supervisors shall present the proposal of the amended Rules to shareholder meeting for approval.

Article 30 If the Proceedings are in conflict with laws, administrative rules, other regulatory documents updated from time to time, the Articles and resolutions of a shareholders meeting, such laws, administrative rules, other regulatory documents, the Articles and resolutions of a shareholder meeting shall prevail.

Article 31 The Board of Supervisors shall be responsible for explaining the Rules.

To enable shareholders to make an informed decision on the directors to be elected and re-elected, we set out below the biographical details of relevant directors for the information of shareholders.

1. Mr. XIAO Gang, Chairman

Aged 48, has served as Chairman of the Board of Directors since March 2003. He also served as our President from March 2003 to August 2004. From October 1996 to March 2003, Mr. Xiao served as Deputy Governor and Assistant Governor of the People's Bank of China (PBOC). During this period, he was also Director of the Fund Planning Department and the Monetary Policy Department of the PBOC, Governor of the Guangdong Branch of the PBOC and Governor of the Guangdong Branch of the State Administration of Foreign Exchange. From October 1989 to October 1996, Mr. Xiao held various positions at the PBOC, including Director of the Policy Research Office, Director of the China Foreign Exchange Trading Center and Director General of the Fund and Planning Department. Mr. Xiao graduated from the Finance Department of Hunan Institute of Finance and Economics in 1981 and was awarded a Master's degree in International Economic Law by Renmin University of China in 1996. Since May 2003, Mr. Xiao has been serving as Chairman of the Board of Directors of BOCHK Holdings.

2. Mr. LI Lihui, Vice Chairman and President

Aged 54, has served as Vice Chairman of the Board of Directors and our President since August 2004. From September 2002 to August 2004, Mr. Li served as Deputy Governor of Hainan Province, and from July 1994 to September 2002, Mr. Li was an Executive Vice President of Industrial and Commercial Bank of China ("ICBC"). From 1988 to July 1994, he served in a number of positions at ICBC, including Deputy General Manager of the Fujian Branch, Chief Representative of the Singapore Representative Office and General Manager of the International Business Department. Mr. Li graduated from the Economics Department of Xiamen University in 1977 majoring in finance, and also holds an Economics Doctorate degree in finance from the Guanghua School of Management at Peking University. Since June 2005, Mr. Li has been serving as Chairman of Board of Directors in BOC International Holdings Limited. Mr. Li has also served as Chairman of Bohai Industry Investment Management Ltd. since December 2006.

3. Mr. HUA Qingshan, Executive Director and Executive Vice President

Aged 53, has served as an Executive Director of the Bank since August 2004. He joined our bank in 1994 and served as our Assistant President from May 1994 to December 1998. Since December 1998, he has served as a Vice President. He is currently also a Director of Visa International Asia-Pacific. Mr. Hua obtained a Master's degree in Engineering from Hunan University in 1996. Since June 2002, Mr. Hua has been serving as a Non-Executive Director of BOCHK Holdings.

4. Mr. LI Zaohang, Executive Director and Executive Vice President

Aged 51, has served as an Executive Director of the Bank since August 2004. He joined our bank in November 2000 and has served as a Vice President since then. From November 1980 to November 2000, Mr. Li served in various capacities at China Construction Bank ("CCB"), including Manager, Branch Manager, General Manager of various departments of the Head Office and Executive Vice President. Mr. Li graduated from Nanjing University of Information Science and Technology in 1978. Since June 2002, Mr. Li has been serving as a Non-Executive Director of BOCHK Holdings, one of our subsidiaries with shares listed on the Hong Kong Stock Exchange.

5. Mr. Anthony Francis NEOH, Independent Non-executive Director

Aged 60, has served as an Independent Non-Executive Director of the Bank since August 2004. Mr. Neoh currently serves as a member of the International Consultation Committee of CSRC and member of the Basic Law Committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People's Congress. Mr. Neoh previously served as Chief Advisor to the CSRC, Chairman of the Hong Kong Securities and Futures Commission, a member of the Hong Kong Stock Exchange Council and its Listing Committee, Deputy Judge of the Hong Kong High Court, and Administrative officer of the Hong Kong Government. From 1996 to 1998, Mr. Neoh was Chairman of the Technical Committee of the International Organization of Securities Commissions. Mr. Neoh was appointed as Queen's Counsel (currently retitled to as Senior Counsel) in Hong Kong in 1990. Mr. Neoh graduated from the University of London with an honours degree in Law in 1976. Mr. Neoh is a barrister of England and Wales and admitted to the State Bar of California. Mr. Neoh was a non-executive director of Global Digital Creations Holdings Limited from November 2002 to December 2005, and an independent non-executive director of the Link Management Limited, the manager of the Link Real Estate Investment Trust, from September 2004 to March 2006. Since November 2004, Mr. Neoh has been serving as an Independent Non-Executive Director of China Shenhua Energy Co., Limited. The shares of the Global Digital Creations Holdings Limited are listed on the Growth Enterprise Market of the Hong Kong Stock Exchange, and the units and shares of the Link Real Estate Investment Trust and China Shenhua Energy Company Limited, respectively, are listed on the Main Board of the Hong Kong Stock Exchange.

6. Mr. HUANG Shizhong, Independent Non-executive Director

Aged 45, currently serves as vice president of Xiamen National Accounting Institute. Mr. Huang graduated in 1986 from Dalhousie University with a MBA degree, and received his Ph.D degree of Economics (with accounting focus) in 1993 from Xiamen University. He has served successfully as managing partner of Pan-China Xiamen CPA firm, deputy dean of the management school of Xiamen University. Mr. Huang also serves as a member of the Education Steering Committee of the National Master Program of Professional Accounting, adviser to the Accounting Standards Committee of the Ministry of Finance, member of standing committee of the Chinese Accounting Association, member of the Auditing Standards Committee of the CICPA. He serves as independent non-executive director in Xiamen International Airport Group Co., Ltd., Xiamen International Port Co., Ltd. (listed in the Hong Kong Stock Exchange), Xiamen C & D Inc., Xiamen Tungsten Co., Ltd.

7. Mdm. HUANG Danhan, Independent Non-executive Director

Aged 57, currently serves as Senior Advisor of EU-China Trade Project in trade in services, a Partner of Sinobridge PRC Lawyers. Ms. Huang graduated from Robert Schuman University of Strasbourg, France with a State Doctor's degree in Law in 1987, being the first PRC scholar who received such degree in France in the field of social sciences. Since returning to China, Ms. Huang has served successively as government official in MOFTEC (now Ministry of Commerce), university professor, private practice lawyer and Chief Legal Officer for some major Chinese state-owned trading company and financial institutions, including General Manager of Legal Department, China Construction Bank (August 1999–March 2001), and General Counsel, China Galaxy Securities Company Limited (March 2001–September 2004). She also served as a member of the First Session of the Public Offering Examination and Approval Commission under the China Securities Regulatory Commission (1993–1995). Starting from January 2007, she has been serving as an Independent Non-Executive Director of Beijing ZJS Express, Co. Ltd.

The remuneration schemes for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and Independent Non-executive Directors are written in Chinese. The English version of this Appendix VI is an unofficial translation and is for reference only. In case of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.

MANAGEMENT MEASURES ON REMUNERATION OF CHAIRMAN OF THE BOARD OF DIRECTORS AND CHAIRMAN OF THE BOARD OF SUPERVISORS OF BANK OF CHINA ("BOC")

Chapter 1 General Provisions

Article 1 The Measures is hereby formulated to build up a standardized, effective, scientific and equitable remuneration system and incentive and restraint mechanism for Chairman of the Board of Directors and Chairman of the Board of Supervisors of Bank of China (BOC).

Article 2 The Measures applies to Chairman of the Board of Directors and Chairman of the Board of Supervisors, who receive remunerations from BOC, except those whose remuneration is otherwise stated in their employment contracts. In the case of the exception, the remuneration shall be paid in accordance with the relevant provisions and standards prescribed in the contract.

Article 3 Fundamental principles on remuneration:

1. In compliance with relevant laws and regulations. The remuneration policy shall conform to relevant laws, ordinances and other regulatory documents promulgated by the state and departments concerned as well as the provision in the Articles of Association of BOC, meeting the requirement of corporate governance.

2. Effective combination of incentive and restraint effects. The remuneration policy is designed to place equal emphases on its incentive and restraint effects so as to make it support the fulfillment of development strategy and operational objectives of BOC, and thus achieve the alignment between individual interests and those of BOC and shareholders.

3. Market-oriented. Carry out a value-creation based and market competitive remuneration policy. Remuneration market positioning is made in reference to that of domestic listed joint-stock financial institutions.

4. Proceeding in an orderly way. Carry out proactive and prudent reform on remuneration system and benefits system and keep them in line with the overall remuneration and benefits reform of BOC.

Chapter 2 Remuneration Structure

Article 4 The remuneration package of Chairman of the Board of Directors and Chairman of the Board of Supervisors consists of three parts: target annual salary, benefits and long-term incentives.

1. The target annual salary includes position salary and annual performance salary. The position salary is paid on a monthly basis and the performance salary is granted on the basis of BOC's operational results and individual performance in the year.

2. The benefits consist of basic and supplementary benefits. The basic benefits shall be managed according to the employees' welfare system of the Head Office. The supplementary benefits include mainly the benefits determined on basis of practical need in their work. The specific measures on supplementary benefits will be made separately.

3. The long-term incentives include but are not limited to stock appreciation rights plan, and specific measures shall be conducted according to the measures approved by the Board of Directors, general meeting of shareholders and the competent state departments.

Article 5 The remuneration standards for Chairman of the Board of Directors and Chairman of the Board of Supervisors shall be set by the Board of Directors on basis of development strategy, market condition and operating performance of BOC and shall be kept relatively stable.

Article 6 Structure of the target annual salary. Position salary account for 45%, Performance salary account for 55%.

Article 7 The implementation proportion shall be determined according to the competence, experience, performance and other factors. Namely,

Actual position salary of incumbents = target annul salary x implementation proportion x proportion of position salary in target annual salary

Article 8

The implementing proportion is presented by "salary point". There are 9 salary points under each level. The relation among salary points, competence and implementing proportion is illustrated as follows:

Salary point	Competence for the position	Implementation proportion
9 (upper limits)	Completely competent and far qualified for the position.	120%
8		115%
7	Completely competent for the position.	110%
6		105%
5 (Medium)	Competent for the position.	100%
4		95%
3	Basically competent for the position.	90%
2		85%
1 (Lower limit)	Newly engaged in the position.	80%

Article 9

The "annual performance bonus" is an evaluation-based income and shall be granted according to BOC's operational results and individual performance evaluation, of which:

1. In terms of the annual salary of the Chairman of the Board of Directors, 50% shall be linked to the comprehensive fulfillment of Key Performance Indices of BOC and may be granted, with a ceiling of 200%, only when at least 80% Key Performance Indices are achieved. The remaining 50% shall be linked to the results of individual performance evaluation.

   In terms of the annual salary of the Chairman of the Board of Supervisors, 10% shall be linked to the comprehensive fulfillment of Key Performance Indices of BOC, and the remaining 90% shall be linked to the results of individual performance evaluation. Other provisions are the same as specified above.

2. Performance salary consists of the salary linked to the fulfillment of performance indices of BOC and that liked to the results of individual performance evaluation. Of which,

   Performance salary linked to the fulfillment of performance indices of BOC = Standard performance salary[1] x proportion of performance salary linked to the fulfillment of performance indices of BOC x Comprehensive fulfillment of Key Performance Indices of BOC (the numeric area of fulfillment is between 0.8 and 2.0)

   Performance salary linked to the results of individual performance evaluation = Standard performance salary x Proportion of performance salary linked to the results of individual performance evaluation individual performance evaluation score.

Article 10 The performance evaluation and performance salary granting of Chairman of the Board of Supervisors shall be conducted by shareholders.

Article 11 For the sake of integrity, 30% of the annual performance bonus linked to the comprehensive fulfillment of Key Performance Indices of BOC, which is based on the audit result of financial reports, shall not be granted until the beginning of the third year since the audit year.

[1] Standard performance salary = target annual salary x proportion of performance salary

Chapter 3 Over-fulfillment rewards

Article 12 Over-fulfillment rewards, which are subject to the approval by the Board of Directors and the general meeting of shareholders, may be granted for any of the following achievements in the year:

1. Over-fulfillment rewards may be granted to Chairman of the Board of Directors and Chairman of the Board of Supervisors based on the fulfillment of profit goals.

   Over-fulfillment rewards standard = target annual salary of each senior management personnel x (50% x over-fulfillment of net profit x corresponding link coefficient + 50% x annual growth rate of net profit x corresponding link coefficient) Of which, Over-fulfillment of net profit = (Net profit actually fulfilled – planned net profit) / planned net profit x 100%

   Annual growth rate of net profit = (Net profit fulfilled in the evaluation year – net profit fulfilled in previous year) / net profit fulfilled in previous year x 100%

   Corresponding link coefficients are listed as follows:

Over-fulfillment of net profit and annual growth rate of net profit	**<10%**	**10%–20%**	**20%–30%**	**30%–50%**	**>50%**
Link coefficient	0	1	1.2	1.5	1.8

2. Determined by the general meeting of shareholders, over-fulfillment rewards may be granted to other qualified persons. Over-fulfillment rewards standard shall be proposed by the Personnel and Remuneration Committee, submitted to the Board of Directors for review and finally approved by the general meeting of shareholders.

Chapter 4 Adjustments to Remuneration

Article 13 Regular adjustments

Regular adjustments are made on the premise that the comprehensive fulfillment of Key Performance Indices of BOC reaches at least 90% and on the basis of the results of individual performance evaluation of the senior management (see the following table). Once the salary points corresponding to results of individual performance evaluation have accumulated to be a multiple of one salary point, the salary points will be automatically promoted. The residual fraction less than one salary point may be accumulated across years.

Results of individual performance evaluation	**A+**	**A**	**B**	**C and below**
Salary point that can be promoted	1.5 salary points	1 salary point	0.5 point	0

Article 14 Special adjustments

The Personnel and Remuneration Committee shall conduct evaluations of the current remuneration management system on a nonscheduled basis, propose adjustments to the remuneration management measures and structure system in accordance with BOC's development strategies and market condition, and fulfill corresponding approval procedures.

1. To adjust the remuneration market positioning of Chairman of the Board of Directors and Chairman of the Board of Supervisors based on the needs of BOC's development strategy.

2. To adjust the target annual salary structure and overall remuneration structure of Chairman of the Board of Directors and Chairman of the Board of Supervisors including but not limited to the adjustments to the target annual salary standards, remuneration composition, remuneration structure, etc.) according to the needs of market competition.

Chapter 5 Approval Procedures

Article 15 Remuneration levels, grades, target annual salary standard and salary points for Chairman of the Board of Directors and Chairman of the Board of Supervisors shall be proposed by the Personnel and Remuneration Committee, submitted to the Board of Directors for review and finally approved by the general meeting of shareholders.

Article 16 The scheme on adjustments of remuneration and over-fulfillment rewards for Chairman of the Board of Directors and Chairman of the Board of Supervisors shall be proposed by the Personnel and Remuneration Committee, submitted to the Board of Directors for review and finally approved by the general meeting of shareholders.

Chapter 6 Exceptional Cases

Article 17 For those who take or leave office in the evaluation year, their performance bonus shall be calculated by month on the basis of actual time employed.

Article 18 In the evaluation year, the position salary and benefits of those who are on an approved full-time training program for six months or above shall remain unchanged, and the performance bonus shall be 60% of the standard in principle.

Article 19 For those who leave their positions with approval for personal reasons (including sick leave, full-time training, etc.) in the evaluation year, their position salary shall remain unchanged, and the annual performance bonus and benefits standards shall be proposed by the Personnel and Remuneration Committee, submitted to the Board of Directors for review and finally approved by the general meeting of shareholders.

Article 20 For those who are dismissed or suspended from duties for some reasons, or have other exceptional cases, their remuneration and benefits arrangement shall be proposed by the Personnel and Remuneration Committee, submitted to the Board of Directors for review and finally approved by the general meeting of shareholders.

Chapter 7 Supplementary Provisions

Article 21 The annual salary and cash allowances are pre-tax income. Personal income taxes, statutory social securities shall be paid in compliance with relevant regulations on personal income tax and social securities. Personal income taxes, social securities and membership dues of trade union shall be paid in compliance with government policies at national or local level and the policies of BOC.

Article 22 The Measures shall take effect as of January 1, 2007.

Article 23 The Personnel and Remuneration Committee is responsible for interpreting the Measures.

IMPLEMENTATION PLAN ON MANAGEMENT MEASURES ON REMUNERATION OF CHAIRMAN OF THE BOARD OF DIRECTORS AND CHAIRMAN OF THE BOARD OF SUPERVISORS OF BANK OF CHINA

I. Proposal on the target annual salary at various levels and grades under the Measures

It is proposed to adjust our bank's target annual salary of Chairman of the Board of Directors in 2007 to RMB1,100,000, and that of Chairman of the Board of Supervisors to RMB1,030,000 respectively.

According to the measures, there is no specified relation between position and remuneration levels for Chairman of the Board of Directors and Chairman of the Board of Supervisors. The remuneration standards for Chairman of the Board of Directors and Chairman of the Board of Supervisors shall be set by the Board of Directors on basis of development strategy, market condition and operating performance of BOC.

II. Proposal on the implementing proportion of the position salary for the Chairman of the Board of Directors and the Chairman of the Board of Supervisors

As approved at the shareholders' meeting in September 2005, the proportion of the position salary for Chairman of the Board of Directors, Chairman of the Board of Supervisors was determined as 100% respectively. It is proposed to keep the implementing proportion of the position salary unchanged in 2007.

PROPOSAL ON ISSUES RELATED TO THE REMUNERATION OF INDEPENDENT DIRECTORS

According to the *Resolution* of the Interim General Meeting of Shareholders held on Dec. 30, 2004, remuneration before tax to directors paid by our bank is as follows (in RMB, the same below): basic remuneration of RMB200,000.00/person/year, additional duty allowance of RMB200,000.00/person/year will be paid to the persons taking the position of Risk Policy Committee or Audit Committee chairman, and additional duty allowance of RMB100,000.00 will be paid to the chairmen of other special committees. Additional duty allowance of RMB50,000.00/person/year will be paid to the persons being members of special committees. The original *Resolution* provides that remuneration for the directors who take positions concurrently in different committees will be paid according to the highest level, rather than in an accumulative manner.

Considering that the roles and responsibilities of the independent directors being members of different committees are comparatively independent, and they all contribute lot of efforts. It is hereby proposed to calculate the remuneration of the independent directors taking positions in different committees in an accumulative manner, on the premise of keeping their basic remuneration and duty allowance unchanged.

2006 performance appraisal results and performance bonus plans for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and the Supervisors are written in Chinese. The English version of this Appendix VII is an unofficial translation and is for reference only. In case of any inconsistency between the English and Chinese versions, the Chinese version shall prevail.

2006 PERFORMANCE EVALUATION RESULT AND BONUS DISTRIBUTION PLAN OF THE CHAIRMAN OF BOARD OF DIRECTORS

In accordance with the *Management Measures on Performance Evaluation of the Chairman of Board of Bank of China* and the *Management Measures on Remuneration of the Chairman of Board, Chairman of Board of Supervisors and Executive Directors of Bank of China* approved by the Board of Directors, the Personnel and Remuneration Committee of the Board of Directors has completed the 2006 performance evaluation for the Chairman of the Board according to relevant procedures.

According to the *Measures*, in terms of the finance, client, work progress, staff learning and growth dimensions, the score of director weighting 60%, the senior management 40%, the final total score is 115.21. Considering that the annual evaluation score exceeds 110, we suggest the annual evaluation result be A+.

The annual rewards of the Chairman of the Board in 2006 consist of two parts: annual performance salary and special rewards. The annual performance salary is RMB577,600.

According to provisions relevant to "special rewards" in the *Measures on Remuneration*, it is suggested that "excess reward" of RMB125,000 should be given to the Chairman of the Board as well as normal performance salary to honor the huge efforts paid and outstanding performance obtained in 2006.

According to the above distribution plan, the total amount of annual performance salary and excess reward of the Chairman of Board in 2006 is RMB702,600.

2006 PERFORMANCE EVALUATION RESULT AND REMUNERATION DISTRIBUTION PLAN FOR THE CHAIRMAN OF BOARD OF SUPERVISORS

China Safe Investment Ltd. has finished the performance measurement for Chairman of Board of Supervisors, the performance evaluation result of Chairman of Board of Supervisors is A. With measurement results, we suggest a distribution plan as follows:

Performance bonus is RMB475,500, over-fulfillment rewards is RMB179,000, total is RMB654,500.

2006 PERFORMANCE EVALUATION RESULT AND REMUNERATION DISTRIBUTION PLAN FOR FULL-TIME SUPERVISORS ASSIGNED BY SHAREHOLDERS

In accordance with the Rules of Bank of China for Performance Evaluation of the full-time Supervisors assigned by Shareholders, the Chairman of Board of Supervisors have finished the performance measurement for full-time Supervisors assigned by Shareholders in 2006. With measurement results, we suggest rewards distribution policy for supervisors in 2006 as following:

Mr. Wang Xueqiang: the evaluation score is 106.21 and the evaluation grade is A with the total bonus RMB384,100.

Mr. Liu Wanming: the evaluation score is 104.95 and the evaluation grade is A with the total bonus RMB380,000.

DUTY REPORT OF INDEPENDENT DIRECTORS OF BANK OF CHINA LIMITED FOR THE YEAR OF 2006

March 22, 2007

Dear shareholders,

In accordance with the provisions and requirements of the Company Law, the *Guidelines for Introducing Independent Directors to the Board of Directors of Listed Companies*, the laws and regulations applicable to Bank of China (the Bank), and the Bank's Articles of Association, we, the independent directors, attended meetings of the Board of Directors and the shareholders held in 2006. To the best of our knowledge and belief, we have fully discharged our duties and responsibilities in respect of all major matters in which the Board as a whole had been called upon to make a decision or was required by law or the Articles of Association of the Bank to do so. In discharging our duties and responsibilities, we have to the best of our abilities and in the time available to us, carried out an in-depth review of the information supplied by the management, and offered independent opinions on relevant issues to the Board as a whole, with a view to safeguarding the interests of the Bank and its shareholders, and especially the interests of minority shareholders.

In the course of the discharge of our functions, we have been provided with proactive and effective cooperation and assistance from other members of the Board, Senior Management and related personnel.

In 2007, we will continue to work conscientiously and faithfully perform our responsibilities according to the laws and regulations governing the Bank, the Articles of Association of the Bank and good corporate governance practices, with a view to safeguarding the rights and interests of the Bank and its shareholders, especially the interests of minority shareholders.

Anthony Francis NEOH
William Peter COOKE
Patrick de SAINT-AIGNAN
Alberto TOGNI

Independent Directors of
Bank of China Limited

此乃要件 請即處理

閣下如對本通函或應採取的行動有任何疑問，應諮詢 閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部中國銀行股份有限公司**股份售出或轉讓**，應立即將本通函及隨附的代表委任表格、股東週年大會回執以及(如適用)2006年度報告交予買方或承讓人，或送交經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買方或承讓人。

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：3988)

2006年度報告、
2006年度董事會和監事會工作報告、
2006年度財務決算方案、
2007年度財務預算方案、
2006年度利潤分配方案、
續聘外部審計師、
修訂議事規則、
選舉及重新選舉董事、
董事長、監事長和獨立董事薪酬方案、
2006年度董事長、監事長、監事的績效考核結果及獎金分配方案、
獨立董事述職報告
修訂公司章程
及
股東週年大會通告

中國銀行股份有限公司謹訂於2007年6月14日星期四下午3時正(將於下午1時開始辦理登記手續)假座中國北京海淀區西直門外高梁橋斜街18號中苑賓館舉行股東週年大會，股東週年大會通告載於本通函的第4至第12頁。

不論 閣下能否出席股東週年大會，務請細閱大會通告並盡早將隨附的代表委任表格按其上印列的指示填妥交回，H股股東須將代表委任表格交回本公司H股股份過戶登記處香港中央證券登記有限公司，而A股股東則須將代表委任表格交回本公司董事會秘書部，惟無論如何須於股東週年大會或其任何續會的指定舉行時間24小時前以專人送遞或郵寄方式交回。 閣下填妥及交回代表委任表格後，屆時仍可親自出席股東週年大會或其任何續會並於會上投票。

如 閣下擬親身或委任代表出席股東週年大會，須於2007年5月23日或以前將填妥的出席會議回執交回香港中央證券登記有限公司(如 閣下屬H股股東)，或本公司董事會秘書部(如 閣下屬A股股東)。

2007年4月25日

目　錄

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「A股」	本公司股本中每股面值人民幣1.00元的內資股，有關股份於上海證券交易所上市；
「股東週年大會」	本公司將於2007年6月14日（星期四）下午3時正（將於下午1時開始辦理登記手續）假座中國北京海淀區西直門外高梁橋斜街18號中苑賓館舉行的股東週年大會；
「本公司」或「本行」	中國銀行股份有限公司，一家在中國註冊成立的股份有限公司，其股份分別於香港聯交所（股份代號：3988）及上海證券交易所（股份代號：601988）掛牌上市；
「董事會」	本公司董事會；
「中銀香港控股」	中銀香港（控股）有限公司，一家根據香港法律註冊成立的公司，並於香港聯交所上市（股份代號：2388）；
「公司法」或「中華人民共和國公司法」	中華人民共和國公司法（經不時修訂）；
「本集團」	中國銀行股份有限公司及中國銀行股份有限公司的所有子公司；
「H股」	本公司股本中每股面值人民幣1.00元的境外上市外資股，有關股份於香港聯交所上市及以港元買賣；
「香港」	中華人民共和國香港特別行政區；
「香港上市規則」	《香港聯合交易所有限公司證券上市規則》；
「香港聯交所」	香港聯合交易所有限公司；
「中國」	中華人民共和國，僅為本通函之目的，不包括香港、澳門特別行政區和台灣；
「元」	人民幣貨幣單位；
「股份」	本公司股本中每股面值人民幣1.00元之普通股，包括A股及H股。

中國銀行股份有限公司
BANK OF CHINA LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：3988)

董事會：

董事長：
肖　鋼先生

執行董事：
李禮輝先生 *(副董事長兼行長)*
華慶山先生
李早航先生

非執行董事：
張景華先生
俞二牛先生
朱　彥女士
張新澤先生
洪志華女士
黃海波女士
Frederick Anderson GOODWIN 爵士
佘林發先生

獨立非執行董事：
梁定邦先生
William Peter COOKE 先生
Patrick de SAINT-AIGNAN 先生
Alberto TOGNI 先生

註冊辦事處：
中國北京西城區
復興門內大街1號
郵遞區號：100818

香港營業地點：
香港中環花園道1號
中國銀行大廈8樓

敬啟者：

1. 序言

本人代表董事會邀請　閣下出席將於2007年6月14日星期四下午3時正假座中國北京海淀區西直門外高梁橋斜街18號中苑賓館舉行的股東週年大會。

本通函旨在為　閣下提交股東週年大會通告及向　閣下提供所有合理所需的資料，使閣下可於股東週年大會上就投票贊成或反對提呈決議案作出知情的決定。

2. 股東週年大會處理的事務

股東週年大會需要處理的事務詳列於緊隨本函件之後的股東週年大會通告內，該通告載於本通函的第4至第12頁。於大會上提呈的決議案包括以普通決議案通過(i) 2006年度報告、(ii) 2006年度董事會和監事會工作報告、(iii) 2006年度財務決算方案、(iv) 2007年度財務預算方案、(v) 2006年度利潤分配方案、(vi)續聘外部審計師、(vii)修訂議事規則、(viii)選舉及重新選舉董事、(ix)董事長、監事長和獨立董事薪酬方案、(x)2006年度董事長、監事長、監事的績效考核結果及獎金分配方案；及以特別決議案通過修訂公司章程。為了使 閣下對提呈大會的決議案有進一步的瞭解，及能夠在掌握足夠及必須的資料的情況下作出決定，我們在本通函內向股東提供了詳盡的資料，包括擬在股東週年大會上通過的決議案的說明資料(見附錄一)、股東大會議事規則修正案(見附錄二)、董事會議事規則修正案(見附錄三)、監事會議事規則修正案(見附錄四)、選舉及重新選舉董事的簡介(見附錄五)、董事長、監事長及獨立董事的薪酬方案(見附件六)、2006年度董事長、監事長、監事績效考核結果及獎金分配方案(見附件七)及獨立董事述職報告(見附錄八)。

3. 股東週年大會

隨函也附上股東週年大會代表委任表格及股東週年大會回執。

閣下如欲委任代表出席股東週年大會，請 閣下按照代表委任表格上的指示填妥及交回該表格。H股股東須將代表委任表格交回香港中央證券登記有限公司，而A股股東則須將該表格交回本公司董事會秘書部，惟無論如何最遲須於股東週年大會或其續會舉行時間24小時前交回。填妥及交回代表委任表格後，若有此意願， 閣下屆時仍可親自出席股東週年大會或其續會，並於會上投票。

如 閣下擬親身或委任代表出席股東週年大會，須於2007年5月23日或以前將填妥的出席會議回執交回香港中央證券登記有限公司(如 閣下屬H股股東)，或本公司董事會秘書部(如 閣下屬A股股東)。

4. 要求以投票方式表決之程序

根據本公司章程95條，除非下列人員在舉手表決以前或者以後要求以投票方式(即按點算股數方式)表決，否則股東大會以舉手方式進行表決：(i)會議主席；或(ii)至少兩名有表決權的股東或者有表決權的股東的代理人；或(iii)單獨或者合併計算持有在該會議上有表決權的股份百分之十以上(含百分之十)的一個或者若干股東(包括股東代理人)。為了貫徹良好的公司治理常規，大會主席已表示他將指示以投票方式(即按點算股數方式)對大會通告中載列的所有決議案進行表決。有關投票結果將於屆時刊登於報章，並上載於本公司的網頁，網址為www.boc.cn，及香港聯交所的網頁，網址為 www.hkex.com.hk。

5. 推薦意見

董事會認為所有將在股東週年大會上提呈的決議案均符合本公司及其股東的整體利益，故建議 閣下投票贊成所有將於股東週年大會上提呈的決議案。

此致

H股股東 台照

承董事會命
中國銀行股份有限公司
肖鋼
董事長

2007年4月25日

中國銀行股份有限公司
BANK OF CHINA LIMITED
(於中華人民共和國註冊成立的股份有限公司)
(股份代號：3988)

股東週年大會通告

茲通告中國銀行股份有限公司(「本公司」)謹訂於2007年6月14日星期四下午3時正(於下午1時開始辦理登記手續)假座中國北京海淀區西直門外高梁橋斜街18號中苑賓館舉行股東週年大會，以考慮並酌情通過下列各項決議案：

普通決議案

1、 審議批准本公司2006年度報告。

2、 審議批准本公司2006年度董事會工作報告。

3、 審議批准本公司2006年度監事會工作報告。

4、 審議批准本公司2006年度財務決算方案。

5、 審議批准本公司2007年度財務預算方案。

6、 審議批准本公司2006年度利潤分配方案。

7、 審議批准繼續聘任普華永道中天會計師事務所和羅兵咸永道會計師事務所為本公司2007年外部審計師的議案。

8、 審議批准本公司股東大會議事規則修正案。

9、 審議批准本公司董事會議事規則修正案。

10、審議批准本公司監事會議事規則修正案。

11、審議批准選舉及重新選舉本公司董事的議案。

12、審議批准本公司董事長、監事長和獨立董事薪酬方案。

13、審議批准本公司2006年度董事長、監事長、監事的績效考核結果及獎金分配方案。

14、審議本公司獨立董事述職報告。註9

特別決議案

15、審議批准本公司章程修正案。

「動議修訂本公司章程如下：

(1) 第一條「為維護中國銀行股份有限公司(以下簡稱「本行」)、股東和債權人的合法權益，規範本行的組織和行為，根據《中華人民共和國公司法》(以下簡稱《公司法》)、《中華人民共和國商業銀行法》(以下簡稱《商業銀行法》)、《國務院關於股份有限公司境外募集股份及上市的特別規定》(以下簡稱《特別規定》)、《到境外上市公司章程必備條款》(以下簡稱《必備條款》)和其他有關法律、行政法規、規章規定，制定本章程。」修訂為：

「為維護中國銀行股份有限公司(以下簡稱「本行」)、股東和債權人的合法權益，規範本行的組織和行為，根據《中華人民共和國公司法》(以下簡稱《公司法》)、《中華人民共和國證券法》(以下簡稱《證券法》)、《中華人民共和國商業銀行法》(以下簡稱《商業銀行法》)、《國務院關於股份有限公司境外募集股份及上市的特別規定》(以下簡稱《特別規定》)、《到境外上市公司章程必備條款》(以下簡稱《必備條款》)和其他有關法律、行政法規、規章規定，制定本章程。」

(2) 第二十四條中「(一)向非特定投資人募集新股；」修訂為：

「(一)公開發行股份；(二)非公開發行股份；」

(3) 第六十五條第一款「股東大會是本行的權力機構，依法行使下列職權：(一)決定本行的經營方針、審議批准應提交股東大會批准的重大投資計劃；(二)選舉和更換董事，決定有關董事的報酬事項；(三)選舉和更換由股東代表出任的監事和外部監事，決定有關監事的報酬事項；(四)審議批准董事會的報告；(五)審議批准監事會的報告；(六)審議批准本行的年度財務預算方案、決算方案；(七)審議批准本行的利潤分配方案和彌補虧損方案；(八)對本行增加或者減少註冊資本作出決議；(九)對本行合併、分立、解散和清算以及變更公司形式等事項作出決議；(十)對本行發行公司債券作出決議；(十一)對本行發行其他證券及上市方案作出決議；(十二)修改本章程；(十三)對本行聘用、解聘或者不

再續聘會計師事務所作出決議；(十四)審議單獨或合併持有本行表決權股份總數的百分之三以上股份的股東的提案；(十五)法律、行政法規、上市地上市規則和本章程規定應當由股東大會決定的其他事項。」修訂為：

「股東大會是本行的權力機構，依法行使下列職權：(一)決定本行的經營方針、審議批准應提交股東大會批准的重大投資計劃；(二)選舉和更換董事，決定有關董事的報酬事項；(三)選舉和更換由股東代表出任的監事和外部監事，決定有關監事的報酬事項；(四)審議批准董事會的報告；(五)審議批准監事會的報告；(六)審議批准本行的年度財務預算方案、決算方案；(七)審議批准本行的利潤分配方案和彌補虧損方案；(八)對本行增加或者減少註冊資本作出決議；(九)對本行合併、分立、解散和清算以及變更公司形式等事項作出決議；(十)對本行發行公司債券作出決議；(十一)對本行發行其他證券及上市方案作出決議；(十二)修改本章程；(十三)對本行聘用、解聘或者不再續聘會計師事務所作出決議；(十四)審議批准本行在一年內購買、出售重大資產超過本行最近一期經審計總資產百分之三十的事項；(十五)審議批准變更募集資金用途事項；(十六)審議批准股權激勵計劃；(十七)審議批准單獨或合併持有本行表決權股份總數的百分之三以上股份的股東的提案；(十八)法律、行政法規、上市地上市規則和本章程規定應當由股東大會決定的其他事項。」

(4) 第六十六條後添加一條：

「本行股東大會在本行住所地或董事會決議確定的適當地點召開。」

(5) 第七十七條「法人股東應由法定代表人或者法定代表人委託的代理人出席會議。法定代表人出席會議的，應出示本人身份證、能證明其具有法定代表人資格的有效證明和持股憑證；委託代理人出席會議的，代理人應出示本人身份證、法人股東單位的法定代表人依法出具的書面委託書和持股憑證。」修訂為：

「個人股東親自出席會議的，應出示本人身份證或其他能夠表明其身份的有效證件或證明、持股憑證；委託代理他人出席會議的，應出示本人有效身份證件及股東授權委託書。

法人股東應由法定代表人或者法定代表人委託的代理人出席會議。法定代表人出席會議的，應出示本人身份證、能證明其具有法定代表人資格的有效證明；委託代理人出席會議的，代理人應出示本人身份證、法人股東單位的法定代表人依法出具的書面授權委託書。」

(6) 第八十三條「合併持有本行有表決權股份總數的百分之十以上股份的兩個或兩個以上的股東(下稱「提議股東」)，可以簽署一份或者數份同樣格式內容的書面要求，提請董事會召集臨時股東大會或者類別股東會議，並闡明會議的議題。提議股東應當保證提案內容符合法律、行政法規及本章程的規定。前述持股數按股東提出書面要求日計算。」修訂為：

「單獨或者合計持有本行百分之十以上股份的股東有權書面提請董事會召開臨時股東大會。合併持有本行有表決權股份總數的百分之十以上股份的兩個或兩個以上的股東，可以簽署一份或者數份同樣格式內容的書面要求，提請董事會召集類別股東會議，並闡明會議的議題。上述提議股東應當保證提案內容符合法律、行政法規及本章程的規定。前述持股數按股東提出書面要求日計算。」

(7) 第八十九條「本行召開股東大會，單獨或者合併持有本行有表決權股份總數的百分之三以上股份的股東，有權在股東大會召開十日前提出臨時提案並書面提交董事會。董事會應當在收到提案後二日內通知其他股東，並將提案中屬於股東大會職責範圍內的事項，列入該次會議的議程。

臨時提案的內容應當屬於股東大會職權範圍，並有明確議題和具體決議事項。」修訂為：

「本行召開股東大會，董事會、監事會以及單獨或者合併持有本行百分之三以上股份的股東，有權向公司提出提案。

本行召開股東大會，單獨或者合併持有本行有表決權股份總數的百分之三以上股份的股東，有權在股東大會召開十日前提出臨時提案並書面提交董事會。董事會應當在收到提案後二日內通知其他股東，並將提案中屬於股東大會職責範圍內的事項，列入該次會議的議程。臨時提案的內容應當屬於股東大會職權範圍，並有明確議題和具體決議事項。

除前款規定的情形外，召集人在發出股東大會通知公告後，不得修改股東大會通知中已列明的提案或增加新的提案。

股東大會通知中未列明或不符合本章程第九十一條規定的提案，股東大會不得進行表決並作出決議。」

(8) 第一百零一條「下列事項由股東大會以特別決議通過：(一)本行增加或者減少註冊資本和發行任何種類股票、認股證和其他類似證券；(二)發行公司債券；(三)發行其他證券及上市方案；(四)本行在一年內購買、出售重大資產或者擔保金額超過本行資產總額百分之三十的；(五)本行的分立、合併、解散、清算或者變更公司形式；(六)本章程的修改；(七)回購本行股份；(八)本章程規定和股東大會以普通決議通過認定會對本行產生重大影響的、需要以特別決議通過的其他事項。」修訂為：

「下列事項由股東大會以特別決議通過：(一)本行增加或者減少註冊資本和發行任何種類股票、認股證和其他類似證券；(二)發行公司債券；(三)發行其他證券及上市方案；(四)本行在一年內購買、出售重大資產或者擔保金額超過本行資產總額百分之三十的；(五)本行的分立、合併、解散、清算或者變更公司形式；(六)本章程的修改；(七)回購本行股份；(八)股權激勵計劃；(九)法律、行政法規或本章程規定的，以及股東大會以普通決議認定會對公司產生重大影響的、需要以特別決議通過的其他事項。」

(9) 第一百零八條「股東大會應有會議記錄。會議記錄記載以下內容：(一)出席股東大會的有表決權的股份數，佔本行股份總額的比例；(二)召開會議的日期、地點；(三)會議主席姓名、會議議程；(四)各發言人對每個審議事項的發言要點；(五)每一表決事項的表決結果；(六)對股東提案作出的決議，應列明提案股東的姓名或名稱、持股比例和提案內容；(七)股東的質詢意見、建議及董事會、監事會的答覆或說明等內容；(八)股東大會認為和本章程規定應當載入會議記錄的其他內容。」修訂為：

「股東大會應有會議記錄，由董事會秘書負責。會議記錄記載以下內容：(一)出席股東大會的有表決權的股份數，佔本行股份總額的比例；(二)召開會議的日期、地點；(三)會議主席姓名、會議議程、召集人姓名或名稱；(四)各發言人對每個審議事項的發言要點；(五)每一表決事項的表決結果；(六)對股東提

案作出的決議，應列明提案股東的姓名或名稱、持股比例和提案內容；(七)股東的質詢意見、建議及董事會、監事會的答覆或説明等內容；(八)律師及計票人、監票人姓名；(九)股東大會認為和本章程規定應當載入會議記錄的其他內容。」

(10) 第一百零九條「股東大會記錄由會議主席、出席會議的董事和記錄員簽名，連同出席股東的簽名冊及代理出席的委託書，並作為本行檔案由董事會秘書在本行住所保存。」修訂為：

「股東大會記錄由會議主席、出席會議的董事、監事、董事會秘書、召集人或其代表和記錄員簽名，連同出席股東的簽名冊及代理出席的委託書，並作為本行檔案由董事會秘書在本行住所保存。」

(11) 第一百一十二條「本行董事會可以聘請律師見證股東大會，並由律師出具法律意見書。本行董事會也可以聘請公證人員見證股東大會。」修訂為：

「本行召開股東大會時將聘請律師對以下問題出具法律意見並公告：(一)會議的召集、召開程序是否符合法律、行政法規、本章程；(二)出席會議人員的資格、召集人資格是否合法有效；(三)會議的表決程序、表決結果是否合法有效；(四)應本行要求對其他有關問題出具的法律意見。」

(12) 第一百二十八條「如因董事的辭職導致本行董事會低於法定最低人數時，該董事的辭職應當在下任董事填補因其辭職產生的缺額後方能生效。如因獨立董事辭職導致本行董事會中獨立董事的人數低於有關規定的最低要求時，該獨立董事的辭職應當在下任獨立董事填補其缺額後生效。

董事會應當儘快召集臨時股東大會選舉董事，填補因董事辭職產生的空缺。」修訂為：

「如因董事的辭職導致本行董事會低於法定最低人數時，該董事的辭職應當在下任董事填補因其辭職產生的缺額後方能生效。如因獨立董事辭職導致本行董

事會中獨立董事的人數低於有關規定的最低要求時，該獨立董事的辭職應當在下任獨立董事填補其缺額後生效。

除前款所列情形外，董事辭職自辭職報告送達董事會時生效。

董事會應當儘快召集臨時股東大會選舉董事，填補因董事辭職產生的空缺。」

(13) 第二百五十二條後增加一條：

「本行發出的通知，以公告方式進行的，一經公告，視為所有相關人員收到通知。」

(14) 第二百六十七條第四項「清繳所欠税款。」修改為：

「清繳所欠税款以及清算過程中產生的税款。」

並動議授權董事會對公司章程條文順序按上述修訂調整，並對指定條文作出符合有關監管機構規定的修訂。」

承董事會命
公司秘書
楊志威
謹啟

中國，北京，2007年4月25日

於本通告日期，本公司董事為肖鋼、李禮輝、張浆華、俞二牛*、朱彥*、張新澤*、洪志華*、黃海波*、Frederick Anderson GOODWIN 爵士*、佘林發*、華慶山、李早航、梁定邦#、William Peter COOKE#、Patrick de SAINT-AIGNAN#及 Alberto TOGNI#。*

* *非執行董事*
\# *獨立非執行董事*

附註：

1. 關於股東大會議事規則修正案、董事會議事規則修正案、監事會議事規則修正案、選舉及重新選舉董事的簡介、董事長、監事長及獨立董事的薪酬方案、2006年度董事長、監事長、監事績效考核結果及獎金分配方案及獨立董事述職報告分別載於本通函附錄二、三、四、五、六、七及八內。

2. 根據本公司章程，除非下列人員在舉手表決以前或者以後要求以投票方式(即按點算股數方式)表決，否則股東大會以舉手方式進行表決：(i)會議主席；或(ii)至少兩名有表決權的股東或者有表決權的股東的代理人；或(iii)單獨或者合併計算持有在該會議上有表決權的股份百分之十以上(含百分之十)的一個或者若干股東(包括股東代理人)。為了貫徹良好的公司治理常規，大會主席已表示他將指示以投票方式(即按點算股數方式)對本會議通告中載列的所有決議案進行表決。

3. 凡有權出席上述會議並在會上表決的股東均有權委派一名或數名代表代其出席會議，並代其投票。該代表毋須是本公司的股東。

4. 委任代表之文據及簽署人之授權書或其他授權文件(如有者)或經公證人簽署證明之授權書或授權文件的副本，最遲須於大會或其任何續會的指定召開時間24小時前交回本公司董事會秘書部(如為A股股東)或本公司H股股份過戶登記處香港中央證券登記有限公司(如為H股股東)，方為有效。本公司董事會秘書部的地址為中國北京西城區復興門內大街1號中國銀行總行大樓，郵遞區號：100818。香港中央證券登記有限公司的地址為香港灣仔皇后大道東183號合和中心18樓1806－1807室。股東填妥及交回代表委任表格後，屆時仍可親自出席股東週年大會或其任何續會並在會上投票。

5. 為確定有權出席股東週年大會的H股股東名單，本公司將由2007年5月16日(星期三)至2007年6月14日(星期四)(首尾兩天包括在內)期間暫停辦理H股股份過戶登記手續。H股股東如欲出席股東週年大會，須於2007年5月15日(星期二)下午4時30分前，將股票連同股份過戶文件一併送交本公司H股股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712－1716室。截止本次股東週年大會股權登記日2007年6月8日(星期五)收市後在中國證券登記結算有限責任公司上海分公司登記在冊的本公司A股股東以及在香港中央證券登記有限公司股東名冊上登記的本公司H股股東均有權出席是次股東週年大會。

6. 如屬聯名股東，若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表其餘聯名股東的唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。

7. 擬親身或委任代表出席是次股東週年大會的股東須於2007年5月23日或以前將股東週年大會回執以專人遞送、郵遞或傳真方式送達本公司董事會秘書部(如為A股股東)或H股股份過戶登記處香港中央證券登記有限公司(如為H股股東)。本公司董事會秘書部的地址為中國北京西城區復興門內大街1號中國銀行總行大樓，郵遞區號：100818(電話：(8610) 6659 4567或(8610) 6659 4981，傳真：(8610) 6659 4579)。香港中央證券登記有限公司的地址為香港灣仔皇后大道東183號合和中心18樓1806－1807室(電話：(852) 2862 8633)。

8. 是次股東週年大會預計需時半天。股東或其委任代表出席是次股東週年大會的交通和食宿費用自理。股東或其委任代表出席是次股東週年大會時須出示身份證明文件。

9. 根據中國證券監督管理委員會《上市公司股東大會規則》的規定，在年度股東大會上，獨立董事應作出述職報告。該等報告將提交股東大會上審議，但並無需股東作出決議。獨立董事述職報告載列於本通函內的附錄八供股東參閱。

1. 2006年度報告

本集團截至2006年12月31日止年度之業績載列於本公司2006年度報告內， 閣下可以在本公司網址 www.boc.cn 及香港聯交所網址 www.hkex.com.hk 閱覽上述文件(英文版及中文版)。 閣下亦可向本公司的H股股份過戶登記處香港中央證券登記有限公司(地址：香港灣仔皇后大道東183號合和中心18樓1806－1807室)免費索取本公司年度報告(英文版或中文版或兩者)。

倘 閣下對如何索取年報或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司股東查詢熱線(852) 2862 8633。

2. 2006年度董事會和監事會工作報告

根據《中華人民共和國公司法》的規定，審議批准董事會和監事會工作報告是股東大會的職權。中國證券監督管理委員會《上市公司股東大會規則》規定，在年度股東大會上，董事會、監事會應當就其過去一年的工作向股東大會做出報告。2006年度董事會工作報告請參見本公司2006年度報告相關部分。2006年度監事會工作報告請參見本公司2006年度報告內的「監事會報告」。

3. 2006年度財務決算方案

2006年度財務決算方案載於本公司2006年度報告經審計的財務報告內。

4. 2007年度財務預算方案

於股東週年大會上將提呈批准本公司固定資產投資預算的普通決議案。根據總體發展戰略和業務發展需要，本公司2007年固定資產投資預算為人民幣115億元，具體情況如下：

項目 *(單位：億元人民幣)*	境內行 2006年	境內行 2007年預算	境外機構 2006年	境外機構 2007年預算
營業用房(含信息中心)	31.9	31.5	1.3	4.1
營業器具	7.0	8.0	1.3	4.7
交通工具	3.0	1.5	0.4	0.2
信息科技投入／電子設備	17.4	52.0	5.3	13.0
合計	59.3	93.0	8.3	22.0

(1) 境內行固定資產投資預算人民幣93億元。其中，營業用房投入(含信息中心)人民幣31.5億元，主要用於支持分行網點新增和更新需求以及支持IT藍圖基礎設施建設，分別為2006年度以前批准立項項目人民幣26.5億元 (含北京和上海信息中心基建項目人民幣5.5億元)、2007年新增立項項目及重新申請增加規模項目人民幣5億元。

營業器具投入人民幣8億元，主要用於分行安防監控設施投入。交通工具投入人民幣1.5億元，主要用於解決分行急需的部分營銷用車更新需求。信息科技投入人民幣52億元，其中IT藍圖投入人民幣26億元，主要用於CBS外購部分、管理信息系統及IT藍圖基礎設施建設；其他投入人民幣26億元，主要用於個人金融自助設備及校園卡項目、銀行卡卡機具及安全生產維護、測試中心測試環境等。

(2) 境外機構固定資產投資預算人民幣22億元。其中，營業用房投入(含信息中心)人民幣4.1億元，營業器具人民幣4.7億元，交通工具人民幣0.2億元，電子設備投資人民幣13.0億元。

5. 2006年度利潤分配方案

根據董事會在2006年4月批准的《中國銀行股份有限公司股息分配政策》，現就2006年利潤分配有關建議說明如下：

(1) 提取法定公積金人民幣2,283,685,170.09元

(2) 提取一般準備金人民幣4,537,062,364.04元

(3) 不提取任意公積金

(4) 分派股息總額約人民幣101.54億元

按照《中國銀行股份有限公司股息分配政策》，以及本公司在H股招股書中所載列的股息政策：「就全球發售日至2006年6月30日止期間，不會分派股息；」「就2006年7月1日起至2006年12月31日止期間，預計將會分派總金額介乎該段期間可分配給本行權益持有人的利潤35%至45%之間的股息。」

董事會建議派發末期股息每股人民幣0.04元，股息總額佔下半年本集團淨利潤的44.40%(中國會計準則)，43.48%(國際財務報告準則)。該末期股息必須待股東於 2007年6月14日(星期四)舉行之股東週年大會批准後生效。如獲批准，本公司向H股股東和A股股東派發2006年末期股息的具體實施方案(包括暫停辦理H股股份過戶登記手續的日期；確定有權收取末期股息的H股及A股股東的股權登記日)將於2007年6月14日股東週年大會後分別另行公告，

本公司所派2006年末期股息將以人民幣計值和宣布，以人民幣向A股股東支付，以港幣向H股股東支付。港幣實際派發金額按照本公司股東週年大會召開日即2007年6月14日前一周(包括股東週年大會當日)中國人民銀行公佈的人民幣兌換港幣平均基準滙率計算。

6. 續聘外部審計師

董事會建議繼續聘用普華永道中天會計師事務所和羅兵咸永道會計師事務所為本公司2007年度外部審計師，聘期一年，審計費用2,010萬美元。

截至2006年12月31日止年度，本集團就財務報表審計（包括海外分行以及子公司財務報表審計）向普華永道及其成員機構支付的審計專業服務費共計人民幣1.83億元。

作為本公司全球首次公開發行及在香港聯交所及上海證券交易所上市的相關服務費用，本公司已支付給普華永道及羅兵咸永道合計人民幣1.36億元，並將此費用計入資本公積中。

除了上述提及的首次公開發行的業務外，普華永道未向本公司提供其他重大的非審計業務。本年度本公司向普華永道支付的非審計業務費用（不包括首次公開發行股票的業務費用）為人民幣0.18億元。

7. 修訂議事規則

本公司於2006年在香港、上海兩地證券市場成功上市，為滿足兩地證券市場的法律法規要求及提升公司治理水平及市場競爭力的需要，本公司於上市前修訂了公司章程。結合公司章程修訂的實際情況，依據兩地證券市場監管要求，董事會建議對(1)股東大會議事規則；(2)董事會議事規則；及(3)監事會議事規則進行必要的修訂與完善。經修訂後的議事規則須待股東在股東週年大會上以普通決議案的方式通過，方可生效。

經修訂的股東大會議事規則、董事會議事規則和監事會議事規則分別載於本通函附錄二，附錄三及附錄四內。

8. 選舉及重新選舉董事

本公司章程第122條規定，董事由股東大會選舉，任期三年，從中國銀行業監督管理委員會核准之日起計算。董事任期屆滿，可連選連任。肖鋼先生、李禮輝先生、華慶山先生、李早航先生以及梁定邦先生的任期將於2007年8月屆滿，William Peter Cooke 先生的任期將於2007年12月屆滿。William Peter Cooke 先生因個人原因，將於本任期屆滿時退任，其他董事將於即將舉行的股東週年大會上重新選舉。此外，董事會提名聘任黃世忠先生及黃丹涵女士為獨立非執行董事。鑒此，本公司將於即將舉行的股東週年大會上以普通決議案形式重新選舉肖鋼先生、李禮輝先生、華慶山先生、李早航先生以及梁定邦先生為董事，選舉黃世忠先生及黃丹涵女士為獨立非執行董事。

關於在股東週年大會上重新選舉和建議新聘董事的簡介載列於本通函附錄五。

所有即將退任並重新選舉董事的固定任期均為三年，至2010年本公司股東週年大會之日止。聘任黃世忠先生及黃丹涵女士為董事的首任任期亦為三年，黃世忠先生作為本公司增補的獨立非執行董事的聘期從中國銀行業監督管理委員會核准之日至2010年本公司股東週年大會之日止；黃丹涵女士將填補日後任何可能出現的獨立非執行董事的席位空缺，其聘期從獨立非執行董事席位產生空缺或中國銀行業監督管理委員會核准之日(以較晚的日期開始計算)至2010年本公司股東週年大會之日止。

目前本公司董事領取董事袍金及／或薪酬情況如下：(i)非執行董事不在本公司領取任何董事酬金。(ii)獨立非執行董事在本公司領取薪酬情況為：基本酬金每年人民幣20萬元／人，擔任風險政策委員會或稽核委員會主席另附職務津貼每年人民幣20萬元／人、擔任其他專業委員會主席另附職務津貼每年人民幣10萬元／人，擔任專業委員會委員另附職務津貼每年人民幣5萬元／人。在多個委員會任職的董事，酬金按最高標準支付，不累積計算。(iii)董事長的薪酬包括崗位工資、績效獎金和福利。本公司亦提供養老金供款計劃等單位供款。董事長的薪酬按照本公司相關薪酬管理辦法確定。由本公司人事和薪酬委員會負責確定每年的薪酬分配方案，提交股東大會批准後執行。(iv)執行董事(包括副董事長)不在本公司領取董事酬金，而是依據其在本公司的具體管理職位取得相應報酬，包括崗位工資、績效獎金和福利。本公司為執行董事提供養老金供款計劃等單位供款。執行董事薪酬按照本公司相關薪酬管理辦法確定。由本公司人事和薪酬委員會負責確定每年的薪酬分配方案，提交董事會批准後執行。

上述各退任並重新選舉的董事及建議新聘的董事與本公司任何董事、高級管理人員、主要或控股股東並不存在任何關係。

肖鋼先生、華慶山先生、李早航先生為本公司附屬公司中銀香港控股及中國銀行(香港)有限公司的董事。此外，肖鋼先生亦是本公司全資附屬公司中銀香港(集團)有限公司及 BOC Hong Kong (BVI) Limited 的董事。李早航先生亦是本公司全資附屬公司中銀集團保險有限公司及加拿大中國銀行的董事長。李禮輝先生為本公司全資附屬公司中銀國際控股有限公司董事長。其他即將退任並重新選舉的董事及建議新聘董事均未在本公司或其任何附屬公司擔任任何職位。

中銀香港控股的直接控股公司 BOC Hong Kong (BVI) Limited 根據上市前認股權計劃向華慶山先生及李早航先生授予認股權，其可據此向 BOC Hong Kong (BVI) Limited 購入中銀香港控股現有已發行普通股股份。中銀香港控股為本公司的附屬公司，其股份亦於香港聯交所上市。截至2006年12月31日止，華先生及李先生尚未行使的認股權數目均為1,446,000。

該等認股權詳情載列於本公司2006年度報告董事會報告內。除前述披露外，其他即將退任並重新選舉的董事及建議新聘董事均未擁有任何本公司或其相聯法團股份之權益(按香港《證券及期貨條例》第XV部所指的定義)。

將於股東週年大會上重新選舉的獨立非執行董事梁定邦先生以及建議新聘獨立非執行董事黃世忠先生和黄丹涵女士已就其獨立性向本公司作出書面確認。

上述所有即將退任並重新選舉的董事及建議新聘董事並沒有任何根據《香港上市規則》第13.51(2)條(h)至(v)中要求而須予披露的資料，亦沒有任何須提請股東注意的事項。沒有受過中國證券監督管理委員會及其他有關部門的處罰和證券交易所懲戒。

9. 董事長、監事長和獨立董事的薪酬方案

關於董事長、監事長和獨立董事的薪酬方案載於本通函附錄六，當中包括(i)中國銀行董事長和監事長薪酬管理辦法；(ii)關於《中國銀行董事長和監事長薪酬管理辦法》實施方案；及(iii)關於獨立董事薪酬有關問題的建議。

10. 2006年度董事長、監事長、監事績效考核結果及獎金分配方案

關於2006年度董事長、監事長、監事績效考核結果及獎金分配方案載於本通函附錄七。

11. 獨立董事述職報告

根據中國證券監督管理委員會《上市公司股東大會規則》的規定，在年度股東大會上，獨立董事應作出述職報告。該等報告將提交股東大會上審議，但並無需股東作出決議。獨立董事述職報告載列於本通函附錄八供股東參閱。

12. 修訂公司章程

董事會建議對本公司章程作出必要的修訂與完善，有關修訂須待股東在股東週年大會上以特別決議案的方式通過，並得到中國銀行業監督管理委員會的批准，方可生效。有關公司章程的修訂全文載於本通函的股東週年大會通告內。

股東大會議事規則以中文書寫，附錄二的英文版本為非正式翻譯，僅供參考。中英文版如有歧議，概以中文本為準。

修訂後股東大會議事規則如下：

中國銀行股份有限公司股東大會議事規則修正案

第一章　總則

第一條　中國銀行股份有限公司(以下簡稱「本行」)為保證股東能夠依法行使職權，確保股東大會平穩、有序、規範運作，根據《中華人民共和國公司法》(以下簡稱《公司法》)、《中華人民共和國證券法》(以下簡稱《證券法》)及《中國銀行股份有限公司章程》(以下簡稱「本行章程」)的規定，結合本行實際情況，制定本議事規則。

第二條　股東大會召開前三十日內或者本行決定分配股利的基準日前五日內，不得進行因股份轉讓而發生的股東名冊的變更登記。

第三條　本行召開股東大會、分配股利、清算及從事其他需要確認股權的行為時，應當由董事會決定某一日為股權確定日，股權確定日終止時，在冊股東為本行股東。

第四條　合法有效持有本行股份的股東均有權親自出席或委託代理人出席股東大會並依法享有知情權、發言權、質詢權和表決權等各項權利。

第五條　本行召開股東大會，應當聘請律師對以下問題出具法律意見並公告：

(一)　會議的召集、召開程序是否符合法律、行政法規及本行章程的規定；

(二)　出席會議人員的資格、召集人資格是否合法有效；

(三)　會議的表決程序、表決結果是否合法有效；

(四)　應本行要求對其他有關問題出具的法律意見。

第二章　股東大會職權

第六條　股東大會是本行的權力機構，依法行使下列職權：

(一) 決定本行的經營方針、審議批准應提交股東大會批准的重大投資計劃；

(二) 選舉和更換董事，決定有關董事的報酬事項；

(三) 選舉和更換由股東代表出任的監事和外部監事，決定有關監事的報酬事項；

(四) 審議批准董事會的報告；

(五) 審議批准監事會的報告；

(六) 審議批准本行的年度財務預算方案、決算方案；

(七) 審議批准本行的利潤分配方案和彌補虧損方案；

(八) 對本行增加或者減少註冊資本作出決議；

(九) 對本行合併、分立、解散和清算以及變更公司形式等事項作出決議；

(十) 對本行發行公司債券作出決議；

(十一) 對本行發行其他證券及上市方案作出決議；

(十二) 修改本行章程；

(十三) 對本行聘用、解聘或者不再續聘會計師事務所作出決議；

(十四) 審議批准本行在一年內購買、出售重大資產超過本行最近一期經審計總資產百分之三十的事項；

(十五) 審議批准變更募集資金用途事項；

(十六) 審議批准股權激勵計劃；

(十七) 審議批准單獨或合併持有本行表決權股份總數的百分之三以上股份的股東的提案；

(十八) 法律、行政法規、上市地上市規則和本行章程規定應當由股東大會決定的其他事項。

在必要、合理、合法的情況下，對於與所決議事項有關的、無法或無需在股東大會上即時決定的具體事項，股東大會可以授權董事會決定。

股東大會對董事會的授權，如所授權的事項屬於普通決議事項，應當由出席股東大會的股東(包括股東代理人)所持表決權的過半數通過；如屬於特別決議事項，應當由出席股東大會的股東(包括股東代理人)所持表決權的三分之二以上通過。授權的內容應明確、具體。

第三章　股東大會的召集

第七條　股東大會分為年度股東大會和臨時股東大會。股東大會由董事會召集。年度股東大會每年召開一次，並應於上一個會計年度結束之後的六個月之內舉行。特殊情況需延期召開的，董事會應當及時向中國銀行業監督管理委員會報告，並說明延期召開的事由。

第八條　有下列情形之一的，本行應當在兩個月以內召開臨時股東大會：

(一) 董事人數不足《公司法》規定的人數時，或者少於本行章程所定人數的三分之二時；

(二) 本行未彌補的虧損達實收股本總額的三分之一時；

(三) 持有本行有表決權股份總數百分之十以上股份的股東請求時；

(四) 董事會認為有必要時或監事會提議召開時；

(五) 半數以上(至少兩名)獨立董事提議召開時；

(六) 半數以上(至少兩名)外部監事提議召開時。

就上述第(二)項情形，召開臨時股東大會的期限自本行知道事實發生之日起計算。

上述第(三)項持股股數按股東提出書面要求日計算。

屬於前述第(一)、(二)項情形的，董事會未在規定期限內召集臨時股東大會的，監事會或者提議股東可以按照本行章程相關規定的程序自行召集臨時股東大會。

第九條　本行在本議事規則第七條、第八條所述期限內不能召開股東大會的，將報告本行所在地中國證券監督管理委員會派出機構和本行股票掛牌交易的證券交易所，說明原因並公告。

第十條　股東大會由董事長召集並擔任會議主席。董事長因故不能召集並主持會議的，應當由副董事長召集會議並擔任會議主席；董事長和副董事長均不能召集並主持會議的，由半數以上董事共同推舉一名董事召集會議並擔任會議主席。

董事會不能履行或者不履行召集股東大會會議職責的，監事會應當及時召集和主持；監事會不召集和主持的，連續九十日以上單獨或者合計持有本行百分之十以上股份的股東可以自行召集和主持。如果因任何理由，股東無法選舉主席，應當由出席會議的持有最多表決權股份的股東(包括股東代理人)擔任會議主席。

第十一條　監事會可以向董事會提議召開臨時股東大會。監事會應以書面形式向董事會提出會議議題和內容完整的提案。監事會應當保證提案內容符合法律、行政法規及本行章程的規定。董事會在收到監事會的書面提議後應當儘快發出通知召開股東大會，召開程序應符合本行章程的規定。

第十二條　單獨或者合計持有本行百分之十以上股份的股東有權書面提請董事會召開臨時股東大會。合併持有本行有表決權股份總數的百分之十以上股份的兩個或兩個以上的股東，可以簽署一份或者數份同樣格式內容的書面要求，提請董事會召集類別股東會議，並闡明會議的議題。上述提議股東應當保證提案內容符合法律、行政法規及本行章程的規定。前述持股數按股東提出書面要求日計算。

第十三條　對於提議股東要求召開臨時股東大會的書面提案，董事會應當依據法律、行政法規和本行章程，結合具體情況決定是否召開股東大會，並在收到前述書面提議後儘快將是否召集股東大會的決定反饋給提議股東。

第十四條　董事會做出同意召開股東大會決定的，應當儘快發出召開股東大會的通知，通知中原提案的變更應當徵得提議股東的同意。通知發出後，董事會不得再提出新的提案，未徵得提議股東的同意也不得再對股東大會召開的時間進行變更或推遲。

第十五條　董事會認為提議股東的提案違反法律、行政法規和本行章程的規定，應當做出不同意召開股東大會的決定，並將反饋意見通知提議股東。提議股東可在收到通知之日起十五日內決定放棄召開臨時股東大會，或者自行發出召開臨時股東大會的通知。

第十六條　如果董事會在收到提議股東提議召集臨時股東大會或者類別股東會議的提案書面要求後三十日內沒有發出召集會議的通告，提議股東可以在董事會收到該要求後四個月內自行召集會議，召集的程序應當盡可能與董事會召集股東會議的程序相同。

提議股東因董事會未應前述要求舉行會議而自行召集並舉行會議的，其所發生的合理費用，應當由本行承擔，並從本行欠付失職董事的款項中扣除。

第十七條　提議股東決定自行召開臨時股東大會的，應當書面通知董事會，報中國銀行業監督管理委員會、本行所在地中國證券監督管理委員會派出機構和證券交易所備案後，發出召開臨時股東大會的通知，通知的內容應當符合以下規定：

(一)　提案內容不得在書面通知董事會後增加新的內容，否則提議股東應按上述程序重新向董事會提出召開股東大會的請求；

(二)　會議地點應當為本行所在地。

在股東大會決議公告前，召集股東持股比例不得低於百分之十。

召集股東應在發出股東大會通知及發布股東大會決議公告時，向本行所在地中國證券監督管理委員會派出機構和證券交易所提交有關證明材料。

第四章　股東大會的提案

第十八條　股東大會提案應當符合下列條件：

(一)　內容與法律、行政法規和章程的規定不相抵觸，並且屬於本行經營範圍和股東大會職責範圍；

(二)　有明確議題和具體決議事項；

(三)　以書面形式提交或送達董事會。

第十九條　本行董事會應當以本行和股東的最大利益為行為準則，按照上述規定對股東大會提案進行審查。

董事會決定不將股東大會提案列入會議議程的，應當在該次股東大會上進行解釋和說明。

提出提案的股東對董事會不將其提案列入股東大會會議議程的決定持有異議的，可以按照本行章程相關規定程序要求召集臨時股東大會。

第二十條　本行召開股東大會，董事會、監事會以及單獨或者合併持有本行百分之三以上股份的股東，有權向公司提出提案。

本行召開股東大會，單獨或者合併持有本行有表決權股份總數的百分之三以上股份的股東，有權在股東大會召開十日前提出臨時提案並書面提交董事會。董事會應當在收到提案後二日內通知其他股東，並將提案中屬於股東大會職責範圍內的事項，列入該次會議的議程。

臨時提案的內容應當屬於股東大會職權範圍，並有明確議題和具體決議事項。

除前款規定外，召集人在發出股東大會通知後，不得修改股東大會通知中已列明的提案或增加新的提案。

股東大會通知中未列明或不符合本議事規則第十八條規定的提案，股東大會不得進行表決並作出決議。

第五章　股東大會的通知和登記

第二十一條　本行召開股東大會，董事會應當在會議召開四十五日前發出書面通知，將會議擬審議的事項以及開會的日期和地點告知本行所有在冊股東。擬出席股東大會的股東，應當於會議召開二十日前，將出席會議的書面回覆送達本行。

第二十二條　本行根據股東大會召開前二十日時收到的書面回覆，計算擬出席會議的股東所代表的有表決權的股份數。擬出席會議的股東所代表的有表決權的股份數達到本行有表決權的股份總數半數以上的，本行可以召開股東大會；達不到的，本行應當在五日內將會議擬審議的事項、開會日期和地點以公告形式再次通知股東，經公告通知，本行可以召開股東大會。有關公告在符合有關規定的報刊上刊登。

臨時股東大會不得決定通告未載明的事項。

第二十三條　股東會議的通知應當符合下列要求：

(一)　以書面形式作出；

(二)　指定會議的日期、地點和時間；

(三)　載明有權出席股東大會股東的股權登記日；

(四)　說明會議將審議的事項；

(五)　向股東提供必要的資料及解釋，以使股東充分瞭解將討論的事項並作出決定；此原則包括(但不限於)在本行提出合併、購回股份、股本重組或者其他改組時，應當提供擬議中的交易的具體條件和合同(如果有的話)，並對其起因和後果作出認真的解釋；

(六)　如任何董事、監事、行長和其他高級管理人員與將討論的事項有重要利害關係，應當披露其利害關係的性質和程度；如果將討論的事項對該董事、監事、行長和其他高級管理人員作為股東的影響有別於對其他同類別股東的影響，則應當說明其區別；

(七)　載有任何擬在會議上提議通過的特別決議的全文；

(八)　以明顯的文字說明，有權出席和表決的股東有權委任一位或者一位以上的股東代理人代為出席和表決，而該股東代理人不必為股東；

(九)　載明投票代理委託書的送達時間和地點；

(十)　會議常設聯繫人姓名、電話號碼。

擬討論的事項需要獨立董事發表意見的，發出股東大會通知時應當同時披露獨立董事的意見及理由。

第二十四條　股東大會通知應當向股東(不論在股東大會上是否有表決權)以專人送出或者以郵資已付的郵件送出，收件人地址以股東名冊登記的地址為準。對內資股股東，股東大會通知也可以用公告方式進行。

前款所稱公告，應當於會議召開前四十五日至五十日的期間內，在國務院證券監督管理機構或上市地的證券監管機構指定的一家或者多家報刊或其他被認可的媒體上刊登，一經公告，視為所有內資股股東已收到有關股東會議的通知。

第二十五條 因意外遺漏未向某有權得到通知的人送出會議通知或者該等人沒有收到會議通知，會議及會議作出的決議並不因此無效。

第二十六條 發出股東大會通知後，無正當理由，股東大會不應延期或取消，股東大會通知中列明的提案不應取消。一旦出現延期或取消的情形，召集人應當在原定召開日前至少兩個工作日公告並說明原因。

第二十七條 任何出席股東會議並有權表決的股東有權委任一人或者數人作為其股東代理人(該人可以不是股東)代為出席和表決。股東應當以書面形式委託代理人，由委託人簽署或者由其以書面形式委託的代理人簽署；委託人為法人的，應當加蓋法人印章或者由其董事或者正式委託的代理人簽署。

該股東代理人依照該股東的委託，可以行使下列權利：

(一) 該股東在股東大會上的發言權；

(二) 自行或者與他人共同要求以投票方式表決；

(三) 以舉手或者投票方式行使表決權，但是委任的股東代理人超過一人時，該等股東代理人只能以投票方式行使表決權。

第二十八條 股東出具的委託他人出席股東大會的授權委託書應當載明下列內容：

(一) 代理人的姓名；

(二) 是否具有表決權；

(三) 分別對列入股東大會議程的每一審議事項投贊成、反對或棄權票的指示；

(四) 對可能納入股東大會議程的臨時提案是否有表決權，如果有表決權應行使何種表決權的具體指示；

(五) 委託書簽發日期和有效期限；

(六) 委託人或者由其以書面形式委託的代理人簽名(或蓋章)。委託人為法人股東的，應加蓋法人單位印章或者由其董事或者正式委任的代理人簽署。

第二十九條　投票代理委託書至少應當在有關會議召開前二十四小時或者在指定表決時間前二十四小時，備置於本行住所，或者召集會議的通知中指定的其他地方。委託書由委託人授權他人簽署的，授權簽署的授權書或者其他授權文件應當經過公證。經公證的授權書或者其他授權文件，應當和投票代理委託書同時備置於本行住所或者召集會議的通知中指定的其他地方。

委託人為法人的，由其法定代表人或者董事會、其他決策機構決議授權的人作為代表出席本行的股東會議。

如該股東為認可結算所或其代理人，該股東可以授權其認為合適的一名以上的人士在任何股東大會或任何類別股東會議上擔任其代理；但是，如果兩名以上的人士獲得授權，則授權書應載明每名該等人士經此授權所涉及的股份數目和種類，經此授權的人士可以代表認可結算所或其代理人行使權利，猶如該人士是本行的自然人股東一樣。

第三十條　任何由本行董事會發給股東用於任命股東代理人的委託書的格式，應當讓股東自由選擇指示股東代理人投贊成票或者反對票，並就會議每項議題所要作出表決的事項分別作出指示。委託書應當註明如果股東不作指示，股東代理人可以按自己的意思表決。

第三十一條　表決前委託人已經去世、喪失行為能力、撤回委任、撤回簽署委任的授權或者有關股份已被轉讓的，只要本行在有關會議開始前沒有收到該等事項的書面通知，由股東代理人依委託書所作出的表決仍然有效。

第三十二條　出席會議人員的簽名冊由本行負責製作。簽名冊載明參加會議人員姓名（或單位名稱）、身份證號碼、住所地址、持有或者代表有表決權的股份數額、被代理人姓名（或單位名稱）等事項。

第三十三條　個人股東親自出席會議的，應出示本人身份證或其他能夠表明其身份的有效證件或證明、持股憑證；委託代理他人出席會議的，應出示本人有效身份證件及股東授權委託書。

法人股東應由法定代表人或者法定代表人委託的代理人出席會議。法定代表人出席會議的，應出示本人身份證、能證明其具有法定代表人資格的有效證明；委託代理人出席會議的，代理人應出示本人身份證、法人股東單位的法定代表人依法出具的書面授權委託書。

第三十四條　召集人和本行聘請的律師將依據證券登記結算機構提供的股東名冊共同對股東資格的合法性進行驗證，並登記股東姓名(或名稱)及其所持有表決權的股份數。在會議主持人宣布現場出席會議的股東和代理人人數及所持有表決權的股份總數之前，會議登記應當終止。

第六章　股東大會的召開

第三十五條　本行股東大會在本行住所地或董事會決議確定的適當地點召開。

第三十六條　股東大會可採用現場會議和非現場會議方式召開。

第三十七條　本行召開股東大會應堅持樸素從簡的原則，不得給予出席會議的股東(包括股東代理人)額外的經濟利益。

第三十八條　本行召開股東大會，全體董事、監事和董事會秘書應當出席會議，行長和其他高級管理人員應當列席會議。

第三十九條　本行董事會、監事會應當採取必要的措施，保證股東大會的嚴肅性和正常秩序。對於干擾股東大會、尋釁滋事和侵犯股東合法權益的行為，應當採取措施加以制止並及時報告有關部門查處。

第四十條　股東(包括股東代理人)出席股東大會應當遵守有關法律、規範性文件及本行章程的規定，自覺維護會議秩序，不得侵犯其他股東的合法權益。

第四十一條　股東出席股東大會可以要求發言，股東大會發言包括書面發言和口頭發言。

第四十二條　要求發言的股東，應當在會前進行登記。發言順序按登記順序安排。會議主持人視會議實際情況決定發言人數和股東發言時間。

第四十三條　單獨或者合併持有本行有表決權股份總數的百分之五以上股份的股東，有權向股東大會提出質詢案，董事會、監事會或者高級管理人員相關成員應出席股東大會接受質詢，並對股東的質詢和建議作出答覆或說明。

第四十四條　本行股東大會審議提案時，不得對提案進行修改，否則，有關變更視為一個新的提案，不得在本次股東大會上表決。

第七章　股東大會表決和決議

第四十五條　股東(包括股東代理人)以其所代表的有表決權的股份數額行使表決權，每一股份享有一票表決權。但是，本行持有的本行股份沒有表決權。

第四十六條　會議主持人應當在表決前宣布現場出席會議的股東和代理人人數及所持有表決權的股份總數，現場出席會議的股東和代理人人數及所持有表決權的股份總數以會議登記為准。

第四十七條　除非上市地上市規則要求或下列人員在舉手表決以前或者以後要求以投票方式表決，股東大會以舉手方式進行表決：

(一)　會議主席；

(二)　至少兩名有表決權的股東或者有表決權的股東的代理人；

(三)　單獨或者合併計算持有在該會議上有表決權的股份百分之十以上(含百分之十)的一個或者若干股東(包括股東代理人)。

除非有人提出以投票方式表決，會議主席根據舉手表決的結果，宣布提議通過情況，並將此記載在會議記錄中，作為最終的依據，無須證明該會議通過的決議中支持或者反對的票數或者其比例。

第四十八條　如果要求以投票方式表決的事項是選舉會議主席或者中止會議，則應當立即進行投票表決；其他要求以投票方式表決的事項，由主席決定何時舉行投票，會議可以繼續進行，討論其他事項，投票結果仍被視為在該會議上所通過的決議。

第四十九條　在投票表決時，有兩票或者兩票以上表決權的股東(包括股東代理人)，不必把所有表決權全部投贊成票或者反對票。

第五十條　當反對和贊成票相等時，無論是舉手還是投票表決，會議主席有權多投一票。

第五十一條　股東大會決議分為普通決議和特別決議。

股東大會作出普通決議，應當由出席股東大會的股東(包括股東代理人)所持表決權的過半數通過。

股東大會作出特別決議，應當由出席股東大會的股東(包括股東代理人)所持表決權的三分之二以上通過。

第五十二條　下列事項由股東大會以普通決議通過：

(一)　董事會和監事會的工作報告；

(二)　董事會擬定的利潤分配方案和彌補虧損方案；

(三)　董事會和監事會成員的任免(職工代表監事除外)及其報酬和支付方法；

(四)　本行年度預、決算報告，資產負債表、利潤表及其他財務報表；

(五)　聘用或解聘或不再續聘會計師事務所；

(六)　除法律、行政法規規定或者本行章程規定應當以特別決議通過以外的其他事項。

第五十三條　下列事項由股東大會以特別決議通過：

(一)　本行增加或者減少註冊資本和發行任何種類股票、認股證和其他類似證券；

(二)　發行公司債券；

(三)　發行其他證券及上市方案；

(四)　本行在一年內購買、出售重大資產或者擔保金額超過本行資產總額百分之三十的；

(五)　本行的分立、合併、解散、清算或者變更公司形式；

(六)　本行章程的修改；

(七)　回購本行股份；

(八)　股權激勵計劃；

(九)　法律、行政法規或本行章程規定的，以及股東大會以普通決議認定會對公司產生重大影響的、需要以特別決議通過的其他事項。

第五十四條　非經股東大會事前以特別決議批准，本行不得與董事、監事、行長和其他高級管理人員以外的人訂立將本行全部或者重要業務的管理交予該人負責的合同。

第五十五條　每一審議事項的表決投票，應當至少有兩名股東代表和一名監事參加清點，並由清點人代表當場公布表決結果。

第五十六條　會議主席根據表決結果決定股東大會的決議是否通過，其決定為終局決定，並應當在會上宣布表決結果和載入會議記錄。

第五十七條　會議主席如果對提交表決的決議結果有任何懷疑，可以對所投票數進行點算；如果會議主席未進行點票，出席會議的股東或者股東代理人對會議主席宣布結果有異議的，有權在宣布表決結果後立即要求點票，會議主席應當即時點票。股東大會如果進行點票，點票結果應當記入會議記錄。會議記錄連同出席股東的簽名冊及代理出席的委託書，應當在本行住所保存。

第五十八條　股東大會審議有關關聯交易事項時，關聯股東不應當參與投票表決，其所代表的有表決權的股份數不計入有效表決總數。

關聯股東可以自行迴避，也可由其他參加股東大會的股東或股東代表提出迴避請求。

若《上市規則》規定任何股東就任何個別的決議案須放棄表決或被限制只可投贊成票或只可投反對票時，任何違反有關規定或限制的由股東(或其代理人)所作的表決均不計入有效表決總數。

第五十九條　本行召開股東大會，召集人應當保證股東大會連續進行，直至形成最終決議。因不可抗力等特殊原因導致股東大會中止或不能作出決議的，應採取必要的措施儘快恢復召開股東大會或直接終止本次股東大會，並及時公告。同時，召集人應向本行住所地中國證券監督管理委員會派出機構及證券交易所報告。

第六十條　股東大會決議應當及時公告，公告中應列明出席會議的股東和代理人人數、所持有表決權的股份總數及佔本行有表決權股份總數的比例、表決方式、每項提案的表決結果和通過的各項決議的詳細內容。

第六十一條　提案未獲通過，或者本次股東大會變更前次股東大會決議的，應當在股東大會決議公告中作特別提示。

第八章　類別股東表決的特別程序

第六十二條　持有不同種類股份的股東，為類別股東。類別股東依據法律、行政法規和本行章程的規定，享有權利和承擔義務。

除其他類別股份股東外，內資股股東和境外上市外資股股東視為不同類別股東。

發起人持有的本行股份為可在境內外流通並享有所有股份同等權利的普通股，該等股份在本行首次境外發行股份並上市後，經國務院或國務院授權的審批部門批准，可以全部或部分轉換為外資股，在境外證券交易所上市交易。發起人持有的本行股份轉換為外資股，無需境外上市地監管機構或本行其他股東的批准。

第六十三條　本行擬變更或者廢除類別股東的權利，應當經股東大會以特別決議通過和經受影響的類別股東在按本議事規則第六十五條至六十九條分別召集的股東會議上通過，方可進行。

由於境內外法律、行政法規和上市地上市規則的變化以及境內外監管機構依法作出的決定導致類別股東權利的變更或者廢除的，不需要股東大會或類別股東會議的批准。

第六十四條　下列情形應當視為變更或者廢除某類別股東的權利：

(一)　增加或者減少該類別股份的數目，或者增加或減少與該類別股份享有同等或者更多的表決權、分配權、其他特權的類別股份的數目；

(二)　將該類別股份的全部或者部分換作其他類別，或者將另一類別的股份的全部或者部分換作該類別股份或者授予該等轉換權；

(三)　取消或者減少該類別股份所具有的、取得已產生的股利或者累積股利的權利；

(四)　減少或者取消該類別股份所具有的優先取得股利或者在本行清算中優先取得財產分配的權利；

(五)　增加、取消或者減少該類別股份所具有的轉換股份權、選擇權、表決權、轉讓權、優先配售權、取得本行證券的權利；

（六） 取消或者減少該類別股份所具有的，以特定貨幣收取本行應付款項的權利；

（七） 設立與該類別股份享有同等或者更多表決權、分配權或者其他特權的新類別；

（八） 對該類別股份的轉讓或所有權加以限制或者增加該等限制；

（九） 發行該類別或者另一類別的股份認購權或者轉換股份的權利；

（十） 增加其他類別股份的權利和特權；

（十一） 本行改組方案會構成不同類別股東在改組中不按比例地承擔責任；

（十二） 修改或者廢除本章所規定的條款。

第六十五條 受影響的類別股東，無論原來在股東大會上是否有表決權，在涉及前條(二)至(八)、(十一)至(十二)項的事項時，在類別股東會上具有表決權，但有利害關係的股東在類別股東會上沒有表決權。

前款所述有利害關係股東的含義如下：

（一） 在本行按本行章程第三十條的規定向全體股東按照相同比例發出購回要約或者在證券交易所通過公開交易方式購回自己股份的情況下，「有利害關係的股東」是指本行章程所定義的控股股東；

（二） 在本行按照本行章程第三十條的規定在證券交易所外以協議方式購回自己股份的情況下，「有利害關係的股東」是指與該協議有關的股東；

（三） 在本行改組方案中，「有利害關係股東」是指以低於本類別其他股東的比例承擔責任的股東或者與該類別中的其他股東擁有不同利益的股東。

第六十六條 類別股東會的決議，應當經根據前條由出席類別股東會議的有表決權的三分之二以上的股權表決通過，方可作出。

第六十七條　本行召開類別股東會議，應當於會議召開四十五日前發出書面通知，將會議擬審議的事項以及開會日期和地點告知所有該類別股份的在冊股東。擬出席會議的股東，應當於會議召開二十日前，將出席會議的書面回覆送達本行。

擬出席會議的股東所代表的在該會議上有表決權的股份數，達到在該會議上有表決權的該類別股份總數半數以上的，本行可以召開類別股東會議；達不到的，本行應當在五日內將會議擬審議的事項、開會日期和地點以公告形式再次通知股東，經公告通知，本行可以召開類別股東會議。有關公告在符合有關規定的報刊上刊登。

第六十八條　類別股東會議的通知只須送給有權在該會議上表決的股東。類別股東會議應當以與股東大會盡可能相同的程序舉行，本行章程及本議事規則中有關股東大會舉行程序的條款適用於類別股東會議。

第六十九條　下列情形不適用類別股東表決的特別程序：

(一)　經股東大會以特別決議批准，本行每間隔十二個月單獨或者同時發行內資股、境外上市外資股，並且擬發行的內資股、境外上市外資股的數量各自不超過該類已發行在外股份的百分之二十的；或

(二)　本行發行內資股、境外上市外資股的計劃，自國務院證券監督管理機構批准之日起十五個月內完成的；

(三)　發起人持有的本行股份經國務院或其授權的審批機構批准轉換為外資股，並在境外證券交易所上市交易的。

第九章　股東大會的會議記錄

第七十條　股東大會應有會議記錄，由董事會秘書負責。會議記錄記載以下內容：

(一)　出席股東大會的有表決權的股份數，佔本行股份總額的比例；

(二)　召開會議的日期、地點；

(三)　會議主席姓名、會議議程、召集人姓名或名稱；

(四)　各發言人對每個審議事項的發言要點；

(五)　每一表決事項的表決結果；

(六)　對股東提案作出的決議，應列明提案股東的姓名或名稱、持股比例和提案內容；

(七)　股東的質詢意見、建議及董事會、監事會的答覆或說明等內容；

(八)　律師及計票人、監票人姓名；

(九)　股東大會認為和本行章程規定應當載入會議記錄的其他內容。

第七十一條　股東大會記錄由會議主席、出席會議的董事、監事、董事會秘書、召集人或其代表和記錄員簽名，連同出席股東的簽名冊及代理出席的委託書，並作為本行檔案由董事會秘書在本行住所保存。

第七十二條　股東大會會議記錄應永久保存。

第七十三條　股東可以在本行辦公時間免費查閱會議記錄複印件。任何股東向本行索取有關會議記錄的複印件，本行應當在收到合理費用後七日內把複印件送出。

第十章　附則

第七十四條　本議事規則自股東大會批准之日起生效。本議事規則如需修改，由董事會提出修正議案，提請股東大會批准。

第七十五條　除非特別説明，本議事規則所使用術語與本行章程中該等術語的含義相同。

第七十六條　本議事規則與新頒布實施的法律、行政法規、上市地上市規則及本行章程有抵觸的，以新頒布實施的法律、行政法規、上市地上市規則及本行章程為準。

第七十七條　除本議事規則另有規定外，本議事規則所稱「以上」、「以內」、「以下」，都含本數；「過」、「不滿」、「以外」不含本數。

第七十八條　本議事規則由董事會負責解釋。

董事會議事規則以中文書寫，附錄三的英文版本為非正式翻譯，僅供參考。中英文版如有歧議，概以中文本為準。

修訂後董事會議事規則如下：

中國銀行股份有限公司董事會議事規則修正案

第一章　總則

第一條　中國銀行股份有限公司（以下簡稱「本行」）為保障董事會依法獨立、規範、有效地行使職權，確保董事會的工作效率和科學決策，根據《中華人民共和國公司法》（以下簡稱《公司法》）、《中華人民共和國證券法》（以下簡稱《證券法》）、《中國銀行股份有限公司章程》（以下簡稱「本行章程」）及其他有關法律法規及規範性文件的規定，結合本行實際情況，制定本議事規則。

第二條　董事會是本行的決策機構，對股東大會負責。董事會遵照《公司法》、《證券法》、本行章程、本議事規則及其他有關法律法規及規範性文件的規定，履行職責。

第三條　為全面、完整地對董事會的工作規則進行規定，本議事規則的部分條款摘錄自本行章程。本行章程相關條款依適當程序進行修改後，本議事規則中的對應條款自動進行相應修改。

第二章　董事會構成

第四條　董事會由五至十七名董事組成，設董事長一名，副董事長一名。本行董事包括執行董事和非執行董事，非執行董事包括獨立董事。在本行兼任行長、副行長及其他管理職務的董事不得超過本行董事總數的三分之一。本行董事會成員中至少應當包括三名獨立董事。董事由股東大會選舉，任期三年，從中國銀行業監督管理委員會核准之日起計算。任期屆滿，可連選連任。

第五條　董事長和副董事長由本行董事擔任，以全體董事的過半數選舉產生和罷免。董事長不得由控股股東的法定代表人或主要負責人擔任。董事長與行長的角色應有區分，且不應由一人同時兼任。副董事長協助董事長工作。

第六條　本行董事會下設立專業委員會，根據董事會的授權，協助董事會履行職責。本行董事會設立戰略發展委員會、稽核委員會、風險政策委員會、人事和薪酬委員會、關聯交易控制委員會等專業委員會。各專業委員會對董事會負責，其成員由董事組成，不少於三人。稽核委員會的負責人應當由獨立董事擔任。董事會也可以根據需要另設其他委員會和調整現有委員會。董事會另行制定董事會專業委員會議事規則。

第七條　董事會設董事會秘書。董事會秘書是本行高級管理人員，由董事會委託，對董事會負責。

本行董事或者高級管理人員可以兼任本行董事會秘書。但本行監事不得兼任本行董事會秘書。本行聘請的會計師事務所的註冊會計師和律師事務所的律師不得兼任本行董事會秘書。

董事會秘書由董事長提名，經董事會聘任或者解聘。董事兼任董事會秘書的，如某一行為需由董事、董事會秘書分別做出時，則該兼任董事及本行董事會秘書的人不得以雙重身份做出。

第八條　本行設董事會秘書部，協助董事會秘書開展相關工作。

第三章　董事會職權

第九條　董事會行使下列職權：

(一)　負責召集股東大會，並向股東大會報告工作；

(二)　執行股東大會的決議；

(三) 決定本行的戰略方針、經營計劃和重大投資方案，但本行章程規定關於應提交股東大會批准的重大投資計劃除外；

(四) 制訂本行的年度財務預算方案、決算方案；

(五) 制訂本行的利潤分配方案、彌補虧損方案和風險資本分配方案；

(六) 制訂本行增加或者減少註冊資本或其他證券發行及上市方案以及發行債券的方案；

(七) 擬訂本行重大收購、回購本行股票或者合併、分立和解散及變更公司形式方案；

(八) 審議批准法律、行政法規或其他相關規範性文件要求由董事會予以批准的關聯交易；

(九) 審定本行的基本管理制度、內部管理架構及重要分支機構的設置；

(十) 聘任或者解聘本行行長、董事會秘書以及專業委員會主席；根據行長的提名，聘任或者解聘本行副行長、行長助理、財務總監、風險總監等高級管理人員；根據稽核委員會的提名，聘任或者解聘本行總稽核，並決定其報酬和獎懲事項；根據人事和薪酬委員會的提名聘任或解聘專業委員會委員；

(十一) 審議並批准本行法律與合規的政策及相關的基本管理制度；

(十二) 制訂本行章程的修改方案，報股東大會表決；

(十三) 審定本行的人力資源和薪酬戰略、本行高級管理人員的薪酬策略、負責本行高級管理人員的績效考核，並決定對高級管理人員的重大獎懲事項；

(十四) 審定本行信息披露政策及制度；

(十五) 向股東大會提請聘請、續聘或更換為本行審計的會計師事務所；

(十六) 聽取本行行長及管理層的工作滙報並檢查行長及管理層的工作；

(十七) 通報有關監管機構對本行的監管意見及本行執行整改情況；

(十八) 定期或不定期聽取外部審計師的報告；

(十九) 審議並批准本行年度報告；

(二十) 法律、行政法規或本行章程規定，以及股東大會授予的其他職權。

在必要、合理、合法的情況下，對於與所決議事項有關的、無法或無需在董事會上即時決定的具體事項，董事會可以授權行長及管理層決定。

董事會對行長及管理層的授權，如所授權的事項屬於普通決議事項，應當由全體董事過半數通過；如屬於重大事項，應當由董事會三分之二以上董事表決通過。授權的內容應明確、具體。

第十條　董事會應當就註冊會計師對本行財務報告出具的有保留意見、否定意見或者無法表示意見的審計報告向股東大會作出說明。

第十一條　董事會運用本行資產作出股權投資、債券投資、資產購置、資產處置、資產核銷、資產抵押及其他非商業銀行業務擔保的權限由股東大會決定，董事會應當就其行使上述權限建立嚴格的審查和決策程序。

重大股權投資、債券投資、資產購置、資產處置、資產核銷、資產抵押及其他非商業銀行業務擔保項目應當依據法律、行政法規、規章及上市地上市規則由戰略發展委員會組織有關專家、專業人員進行評審，並報股東大會批准。

第十二條　董事會在處置固定資產時，如擬處置固定資產的預期價值，與此項處置建議前四個月內已處置了的固定資產所得到的價值的總和，超過股東大會最近審議的資產負債表所顯示的固定資產價值的百分之三十三，則董事會在未經股東大會批准前不得處置或者同意處置該固定資產。

本條所指對固定資產的處置，包括轉讓某些資產權益的行為，但不包括以固定資產提供擔保的行為。

本行處置固定資產進行的交易的有效性，不因違反本條第一款而受影響。

第十三條　董事在履行職責時可以提出合理要求尋求獨立專業機構出具的意見或獨立的專家諮詢意見，費用由本行支付。董事應將該等要求通過董事會秘書報董事會審議批准並做出必要的安排。

第十四條　董事長行使下列職權：

（一）　主持股東大會和召集、主持董事會會議；

（二）　召集並主持董事會臨時會議；

（三）　督促、檢查專業委員會的工作，提名專業委員會主席人選；

（四）　督促、檢查董事會決議的執行；

（五）　簽署本行股票、本行債券及其他有價證券；

（六）　簽署董事會重要文件和其他應由本行法定代表人簽署的其他文件；

（七）　行使法定代表人的職權；

（八）　在董事會閉會期間，根據董事會授權行使董事會的部分職權；

（九）　董事會授予的其他職權。

第十五條　董事長不能履行職權時或者不履行職務的，由副董事長履行職務；副董事長不能履行職務或者不履行職務的，由半數以上董事共同推舉一名董事履行職務。

第十六條　董事會秘書的主要職責是：

(一)　協助董事處理董事會的日常工作，負責董事與本行有關方面的溝通，確保董事獲得履行職責所必須的信息和文件。持續向董事提供、提醒並確保其了解相關監管機構關於本行運作的法規、政策及要求。協助董事及行長在行使職權時遵守法律、行政法規、規章、上市地證券監管機構的相關規定和本行章程及其他有關規定；

(二)　負責董事會、股東大會及其會議文件的有關組織和準備工作，負責會議記錄，保證會議決策符合法定程序，並主動掌握董事會決議執行情況，回復董事有關會議程序及適用規則的問題；

(三)　保證本行有完整的組織文件和記錄；

(四)　確保本行依法準備和遞交有權機構所要求的報告和文件；

(五)　負責保管股東名冊、董事會印章及相關資料，負責處理本行股權管理及托管登記方面的事務。保證本行股東名冊的妥善設立，保證有權得到本行有關記錄和文件的人及時得到有關文件和記錄；

(六)　負責本行信息披露事務，保證本行信息披露的及時、準確、合法、真實和完整；

(七)　協助董事會及其下設專業委員會行使職權；

（八） 負責協調組織市場推介，協調來訪接待，處理投資者關係，保持與監管機構、投資者、中介機構的聯繫，協調公共關係；

（九） 為本行的重大決策提供諮詢和建議；

（十） 本行章程所規定的其他職責。

第十七條 本行應當為董事會秘書履行職責提供便利條件。董事會秘書為履行職責，有權參加股東大會、董事會會議、監事會會議和高級管理人員相關會議，有權了解本行的財務和經營情況，查閱涉及信息披露的所有文件，並要求本行有關部門和人員及時提供相關資料和信息。

第四章 董事會工作規則

第一節 工作方式

第十八條 董事會工作方式包括正式會議（包括視頻會議或電話會議）、書面議案（包括分別送達審議或傳閱送達審議）以及董事會認為適當的任何其他方式。董事會應視情況對不同的事項和議題採用不同的工作方式。

第十九條 董事會會議如採用視頻會議或電話會議形式召開，應保證與會董事能聽清其他董事發言，並進行互相交流。以此種方式召開的董事會會議應進行錄音或錄像，對該等會議的錄音或錄像應永久保留。董事在該等會議上不能對會議記錄即時簽字的，應採取口頭表決的方式，並儘快履行書面簽字手續。董事的口頭表決具有與書面簽字同等的效力，但事後的書面簽字必須與會議上的口頭表決相一致。如該等書面簽字與口頭表決不一致，以口頭表決為準。

第二十條 對於需要進行集中和充分討論的重大、複雜或特殊議題，董事會通常應以正式會議方式進行討論。

第二十一條　對於日常業務中發生的需董事會審議的議題，在不違背本議事規則第四十五條規定的前提下，可採用書面議案表決或董事會認為適當的其他方式。但是，如任何董事提出該等議題須通過董事會正式會議(包括視頻會議或電話會議)進行審議，則須採取正式會議方式。

第二十二條　董事應當每年親自出席至少三分之二以上的董事會會議。董事連續兩次未能親自出席，也不委託其他董事出席董事會會議，視為不能履行職責，董事會應當提請股東大會予以撤換。獨立董事連續三次未親自出席董事會會議的，由董事會提請股東大會予以撤換。

第二十三條　董事可通過視頻會議、電話會議或其他可以實時交流的形式參加董事會會議。以上述形式出席會議均視為親自出席會議。

第二節　會議規則

第二十四條　董事會應每年定期及在必要時舉行會議(即定期會議和臨時會議)。董事會定期會議原則上每年召開四到六次，至少每季度一次。董事會定期會議的次數和召開日期應與本行重大事務(如股東大會、年報或中期報告等)以及董事會常設議程相協調。

第二十五條　董事會應儘早審批下一年度定期會議時間表，包括每次會議的日期、時間、地點和主要議題。董事會批准該時間表後，董事會秘書部應立即發送有關各方，以便其提前為相關董事會會議做好準備。董事會會議時間表經董事會通過後，除非特殊情況並徵得多數董事同意，否則一般不應更改。

第二十六條　有下列情形之一的，董事長應在五個工作日內召集和主持董事會臨時會議：

(一)　代表十分之一以上表決權的股東提議時；

(二)　董事長認為必要時；

(三)　三分之一以上董事聯名提議時；

(四)　半數以上獨立董事提議時；

(五)　監事會提議時；

（六）　行長提議時。

第二十七條　董事會秘書負責徵集每次會議的議題並提交董事長，董事長有權對不同提議者提出的議題進行適當的調整。

第二十八條　董事會應訂立適當安排以確保全體董事皆有機會提出擬提交董事會會議商討的議題。

第二十九條　董事會秘書負責擬定會議通知並在定期會議召開十四日以前以書面形式送達全體董事和監事，並在合理時間內通知參會的相關各方。會議通知包括會議日期和地點、會議期限、事由及議題、發出通知的日期。召開臨時會議時，會議通知應在擬定的會議日期以前的合理時間內以書面形式送達全體董事和監事。

第三十條　會議文件應在定期會議召開十日以前送達全體董事和監事。對於臨時會議，或定期會議中臨時加入的議題，會議文件應儘早送達全體董事和監事。

第三十一條　會議文件應包括會議各項議題的所有相關重要信息和分析，並且言簡意賅，以便董事會充分掌握信息並做出決策。當兩名以上獨立董事認為資料不充分或論證不明確時，可聯名以書面形式向董事會提出延期召開董事會會議或延期審議該事項，董事會應予以採納。

第三十二條　除會議文件外，董事會可以要求管理層準備及提供所有必要的補充信息和報告，以便董事會參考後做出充分、知情且有根據的決策。對於內容複雜的會議議題，或管理層認為必要時，管理層應向董事會提供會議演示文件，幫助董事會更好地了解有關議題。

第三十三條　如董事會認為沒有足夠的時間考慮文件內容，或董事會要求管理層提供的補充材料或分析需要更多的合理準備時間，會議主席可將相關議題推遲至下次董事會會議或其他合適的時間討論。

第三十四條　董事會會議應當由董事本人出席，董事因故不能出席的，可以書面委託其他董事代為出席。委託書應當載明代理人的姓名、代理事項、權限和有效期限，並由委託人簽名或蓋章。代為出席會議的董事應當在授權範圍內行使董事的權利。董事未出席董事會會議，亦未委託代表出席的，應當視作已放棄在該次會議上的投票權。

第三十五條　通常情況下，董事長應作為會議主席主持董事會會議。如董事長未能出席某次董事會會議，則由副董事長主持該次董事會會議。如董事長和副董事長均未能出席董事會會議，則由參會董事選舉一名董事主持該次董事會會議。

第三十六條　董事會上審議由管理層提交的議題，原則上應由負責相關事項的高級管理人員列席並進行滙報。

第三十七條　董事會會議應安排充足的時間進行討論，保證每項議題討論的充分性和專業性。會議主席應確保就所討論的每項議題形成適當的決議或做出明確的指示。

第三十八條　董事會會議對審議的議題原則上應採取逐項表決的方式。

第三十九條　董事會會議原則上應以記名投票方式表決，如經三分之二董事同意可以以口頭方式投票表決。

第四十條　董事會會議應當由過半數的董事(含代理出席)出席方可舉行。董事會作出決議，必須經全體董事的過半數通過。

董事會決議的表決，實行一人一票。

第四十一條　在董事會會議開始討論任何議題前，每位董事應考慮該議題是否與其本人及其任何相關人或聯繫人存在利害關係，如有則應在董事會會議上做出聲明，除非該董事已經以其他方式事先向董事會做出聲明。

第四十二條　本行董事及其相關人或聯繫人與董事會會議決議事項有利害關係的，該董事不得對該項決議行使表決權，也不得代理其他董事行使表決權。該董事會會議由過半數的無利害關係董事出席即可舉行，董事會會議所作決議須經無利害關係董事過半數通過。出席董事會的無利害關係董事人數不足三人的，應將該事項提交本行股東大會審議。

第四十三條　董事、監事及董事會秘書以外的人員須經會議主席允許方可發言。

第四十四條　董事對董事會審議的議題只能表決贊成、反對或棄權。董事表決棄權或反對的，應該註明棄權或反對的理由。

第四十五條　董事會作出決議，除下列重大事項應當由董事會三分之二以上董事表決通過且不得採取書面議案會議的方式表決外，其餘事項可由全體董事的過半數表決同意通過：

（一）　利潤分配或彌補虧損方案；

（二）　風險資本分配方案；

（三）　本行增加或者減少註冊資本或其他證券發行及上市方案以及發行債券的方案；

（四）　本行重大收購、回購本行股票或者合併、分立和解散方案；

（五）　重大投資或重大資產處置方案；

（六）　本行的年度財務預算、決算方案；

（七）　本行章程的修改方案；

（八）　向股東大會提請聘請、續聘或更換為本行審計的會計師事務所；

（九）　聘任或解聘高級管理人員等重大事項；

（十）　本行高級管理人員的薪酬策略、本行高級管理人員的績效考核，對高級管理人員的重大獎懲事項；

（十一）董事會認為股東或董事有重大利益衝突的其他事項。

第四十六條　董事會會議對會議所議事項的決定應當作成記錄，出席會議的董事和記錄人，應當在會議記錄上簽名。出席會議的董事有權要求在記錄上對其在會議上的發言作出説明性記載。董事會會議記錄作為本行檔案由董事會秘書保存。

第四十七條　董事會秘書負責董事會的會議記錄。董事會的會議紀錄應對會議上各董事所考慮的事項及所達成的決定作足夠詳細的記錄。

第四十八條　董事會會議記錄包括以下內容：(一)會議召開的日期、地點和召集人姓名；(二)出席董事的姓名以及受他人委託出席董事會的董事(代理人)姓名；(三)會議議程；(四)董事發言要點(包括董事提出的任何疑慮或表達的反對意見)；(五)每一決議事項的表決方式和結果(表決結果應載明贊成、反對或棄權的票數)；(六)與決議事項有利害關係的關聯董事的迴避情況；(七)其他法律、行政法規及規範性文件所要求記錄的內容。

第四十九條　董事會會議結束後，會議記錄草稿應在合理時間內發送全體董事徵求意見。董事有權在兩次會議之間及下一次會議上對會議記錄草稿提出修改意見。會議記錄應在下一次會議上通過。

第五十條　董事會秘書應妥善保存董事會所有會議決議和會議記錄。董事經向董事會秘書發出合理通知，有權在合理時段查閱上述文件。其他人員需經董事會秘書確認為相關並有權人員，方可查閱上述文件。

第五十一條　董事會決議及會議記錄等應當在會議結束後儘快報中國銀行業監督管理委員會備案。董事會會議決議和會議記錄作為本行檔案應永久保存。

第三節 書面議案審議規則

第五十二條　採用書面議案方式對有關議題進行表決時，董事會秘書應將議案(連同表決票)以及管理層提交的相關建議或報告發送全體董事。董事應填寫表決票並退還董事會秘書存檔。

第五十三條　除非有關法律、法規或規定允許，否則如有主要股東或董事在董事會將審議的議題中存在董事會認為重大的利益衝突，有關議題不應以書面議案的方式處理而應就該議題舉行董事會會議。在交易中與其本人或其聯繫人沒有重大利益關係的獨立董事應出席該次董事會會議。

第五十四條　書面議案的表決意見包括贊成、反對、棄權和建議提交董事會討論。董事表決棄權或反對的，應註明棄權或反對的理由。

第五十五條　如有任何一位董事在書面決議生效前建議將書面議案內所列事項提交董事會會議作進一步討論，有關事項應不再以書面議案的形式進行審議。

第五十六條　書面決議須由當時有權接收董事會會議通知的過半數董事或其委託的其他董事簽署方為合法、有效。由董事或其委託的其他董事簽署的確認該書面決議的書面通知視為其在該書面決議上的簽署。該書面決議可由數份文件構成，每份均由一名或多名董事或其委託的其他董事簽署。一份由董事或其委託的其他董事簽署並通過電報、傳真、電傳或其他電子方式發送的決議，視為已由其簽署。

第五十七條　董事會秘書應妥善保管董事會通過的所有書面決議、董事在表決票上發表的意見以及管理層提交的相關建議或報告。

第四節　決議的落實和跟進

第五十八條　董事會秘書應在董事會通過有關決議後儘快將該決議內容書面通知管理層及其他有關各方，並在董事會會議結束後儘快整理須落實事項清單，並發送管理層。

第五十九條　管理層負責組織實施董事會決議和落實需跟進事項。辦公室負責協助管理層安排和處理，並負責在下一次董事會會議召開前將進展情況滙總反饋給董事會秘書。

第六十條　董事會秘書負責在下一次董事會會議上或董事會要求的其他時間，向董事會滙報有關落實事項的進展情況。董事會有權就歷次董事會決議的落實情況向管理層提出質詢。

第五節　工作語言及書面形式

第六十一條　董事會會議正式語言為中文或英語，董事會秘書應視情況為會議提供適當的翻譯。

第六十二條　原則上，向董事會提交的所有文件均應為中英文版本。

第六十三條　需採用書面方式溝通時，下列方式均為有效：

(一)　經董事會任何成員、董事會秘書親筆或蓋章簽署的信函或傳真或自其電子信箱中發出的電子郵件；

(二)　經上述人員的授權人員親筆或蓋章簽署的信函或傳真或自其電子信箱中發出的電子郵件。

第六節　發出通知

第六十四條　本行的通知可以下列形式發出：

(一)　以專人送出；

(二)　以郵件方式送出；

(三)　以傳真或電子郵件方式進行；

(四)　本行或受通知人事先約定或受通知人收到通知後認可的其他形式；

(五)　上市地有關監管機構認可或本行章程規定的其他形式。

第六十五條　本行通知以專人送出的，由被送達人在送達回執上簽名(或蓋章)，被送達人簽收日期為送達日期；本行通知以郵件送出的，自交付郵局之日起第四十八小時為送達日期；本行通知以傳真或電子郵件方式發出的，發出日期為送達日期。

第五章　協調與溝通

第一節　與各專業委員會的溝通

第六十六條　董事會秘書列席各專業委員會會議。相關專業委員會應將會議通知及會議文件及時發送董事會秘書，並抄送董事會秘書部。

第六十七條　各專業委員會應及時將專業委員會決議(包括書面傳簽決議)和會議記錄發送董事會秘書部。董事會秘書應保存董事會各專業委員會的會議記錄。

第六十八條　在董事會會議休會期間，各專業委員會如有重大或特殊事項需董事會關注，可通過董事會秘書向董事會提交書面報告，並可建議董事長召開董事會會議進行討論。

第六十九條　董事會或任何董事可通過董事會秘書向各專業委員會要求提供資料，專業委員會須按要求儘快提供。

第七十條　各專業委員會向董事會提交的任何重要的書面報告，應由專業委員會主席本人或其指定的委員或專業委員會秘書簽發，通過董事會秘書提交董事會。

第七十一條　各專業委員會應及時將其書面議案的決議內容及時通知董事會秘書部。

第七十二條　董事會秘書應對各專業委員會及其之間的工作進行協調。董事會秘書應對各專業委員會秘書處的工作進行指導和協調。

第二節　與管理層的溝通

第七十三條　董事會有權要求管理層及時提供相關材料以及其他協助，以使董事會能夠作出充分決定及履行職責。

第七十四條　管理層應向董事會提交定期工作報告及董事掌握本集團整體經營及管理情況所必需的重大信息。

第七十五條　在董事會休會期間，管理層如有重大或特殊事項，可通過董事會秘書向董事會提交書面報告，並可建議董事長召開董事會會議進行討論。

第七十六條　管理層向董事會提交的任何重要的書面報告，應由行長或負責相關事項的高級管理人員簽發，通過董事會秘書提交董事會。

第七十七條　董事會應將董事會所做的決議、決定及其他相關事項及時通知管理層。

第三節　與監事會的溝通

第七十八條　董事會召開的任何正式會議，應提前通知監事會，監事可以列席並有權發表意見。

第七十九條　董事會的決議、決定及須跟進事項等應通告監事會。

第八十條　在董事會休會期間，監事會可向董事會提交書面建議，提議召開董事會臨時會議。

第八十一條　監事會發現董事會或董事個人在履職、合規等方面存在問題時，可視情況以書面或口頭方式與董事會秘書和董事個人進行溝通。

第八十二條　監事會有權對董事長、董事進行質詢，董事長及董事應當並督促相關人員如實向監事會提供有關情況和資料。

第八十三條　董事會成員和監事會成員可隨時採取任何形式進行對話和溝通。

第四節　與股東的溝通

第八十四條　董事會與股東的溝通主要通過股東大會及董事會秘書的日常工作進行。

第八十五條　董事長作為董事會與股東溝通的主要渠道，應保持與股東良好有效的溝通，確保本行的信息得到公平披露。董事會秘書協助董事長開展相關工作。

第八十六條　董事會鼓勵股東參與股東大會。全體董事應出席股東大會。董事應對股東的質詢和建議作出答覆或說明。

第八十七條　董事會應與股東及其他利益相關人士保持持續溝通，以理解其關注的問題和事項。

第八十八條　董事會應按有關法律法規及規範性文件的規定就有關事項及時進行披露。

第六章　附則

第八十九條　本議事規則自股東大會批准之日起生效。本議事規則如需修改，由董事會提出修正議案，提請股東大會批准。

第九十條　除非特別説明，本議事規則所使用術語與本行章程中該等術語的含義相同。

第九十一條　本議事規則與新頒布實施的法律、行政法規、上市地上市規則及本行章程有抵觸的，以新頒布實施的法律、行政法規、上市地上市規則及本行章程為準。

第九十二條　除本議事規則另有規定外，本議事規則所稱「以上」、「以內」、「以下」，都含本數；「過」、「不滿」、「以外」不含本數。

第九十三條　本議事規則由董事會負責解釋。

監事會議事規則以中文書寫，附錄四的英文版本為非正式翻譯，僅供參考。中英文版如有歧議，概以中文本為準。

修訂後監事會議事規則如下：

中國銀行股份有限公司監事會議事規則修正案

第一章　總則

第一條　中國銀行股份有限公司(以下簡稱「本行」)為保障監事會依法、規範、有效行使職權，確保監事會的工作效率和科學決策，根據《中華人民共和國公司法》、《中國銀行股份有限公司章程》(以下簡稱「本行章程」)及其他有關法律法規及規範性文件的規定，結合本行實際情況，制定本議事規則。

第二條　監事會是本行的監督機構，向股東大會負責。監事會遵照《公司法》、本行章程、本議事規則及其他有關法律法規及規範性文件的規定履行職責。

第二章　監事會構成

第三條　監事會應當由職工代表監事、外部監事和股東代表監事組成。監事會中本行職工代表監事不得少於監事人數的三分之一，並至少有兩名外部監事。監事每屆任期三年，可連選連任。

第四條　監事會由五至九名監事組成，設監事會主席一名。監事會主席由全體監事三分之二以上選舉和更換。監事會主席應當由專職人員擔任。監事會主席至少應當具有財務、審計、金融、法律等某一方面的專業知識和工作經驗。

第五條　監事會下設辦公室，負責協調、落實監事會工作。

第三章　監事會職權

第六條　監事會行使下列職權：

(一)　檢查、監督本行的財務活動；

(二)　對本行董事、高級管理人員執行本行職務的行為進行監督，對違反法律、行政法規、本章程或股東大會決議的董事、高級管理人員提出罷免的建議；

(三)　要求本行董事、行長及其他高級管理人員糾正其損害本行利益的行為；

(四)　根據需要對董事和高級管理人員進行離任審計；

(五)　根據需要對本行的經營決策、風險管理和內部控制等進行審計；

(六)　核對董事會擬提交股東大會的財務報告、營業報告和利潤分配方案等財務資料並發表意見，發現疑問的，可以本行名義委託註冊會計師、執業審計師幫助復審；

(七)　對董事長、董事及高級管理人員進行質詢；

(八)　提議召開臨時股東大會，在董事會不履行《公司法》規定的召集和主持股東會議職責時召集和主持股東大會；

(九)　向股東大會會議提出提案；

(十)　代表本行與董事交涉或者對董事、高級管理人員提起訴訟；

(十一)　法律、行政法規和本章程規定或股東大會授予的其他職權。

第七條　監事可列席董事會並有權發表意見。監事可列席高級管理層會議。

第八條　監事會可要求本行董事和高級管理人員、內部及外部審計人員等出席監事會會議，回答所關注的問題。

第九條　本行內部稽核部門對本行內部職能部門及分支機構稽核的結果應當及時、全面報送監事會。

第十條　董事、高級管理人員應當並督促相關人員如實向監事會提供有關情況和資料，不得妨礙監事會或者監事行使職權。

第十一條　監事會行使職權時，必要時可以聘請律師事務所、會計師事務所等專業性機構給予幫助，由此發生的費用由本行承擔。

第十二條　監事會主席行使下列職權：

(一)　召集和主持監事會會議；

(二)　在監事會主席認為必要時召開臨時監事會會議；

(三)　簽署監事會決議；

(四)　監事會授予的其他職權。

監事會主席不能履行職務或者不履行職務的，由半數以上監事共同推舉一名監事代行其職權。

第四章　監事會會議

第十三條　監事會的議事方式為：監事會會議。

第十四條　監事會會議每六個月至少召開一次，每年至少召開四次。

第十五條　監事會主席認為有必要或其他監事提議時，監事會主席應在五個工作日內召集臨時監事會會議。

第十六條　監事會會議應於會議召開五個工作日前，將書面通知及會議文件送達全體監事。臨時監事會會議通知及會議文件應在會議召開前的合理期間送達。

第十七條　監事會會議通知應包括如下內容：

(一)　會議的日期、地點；

(二)　會議期限；

（三）　提交會議審議的事由及議題；

（四）　發出通知的日期。

第十八條　監事會會議應有半數以上監事出席方可舉行。

第十九條　監事在收到書面通知後應親自出席監事會會議。監事因故不能親自出席的，可以書面委託其他監事代理出席。外部監事可以委託其他外部監事代為出席。

委託書應當載明代理監事的姓名，代理事項、權限和有效期限，並由委託人簽名或蓋章。

代為出席會議的監事應當在授權範圍內行使監事的權利。監事未出席監事會會議，亦未委託代表出席的，視為放棄在該次會議上的投票權。

第二十條　監事連續兩次不能親自出席監事會會議，也不委託其他監事出席監事會會議，視為不能履行職責，監事會應當提請股東大會或建議職工代表大會予以撤換。

外部監事連續三次未親自出席監事會會議的，由監事會提請股東大會予以撤換。

第五章　會議的表決與決議

第二十一條　監事會會議對審議的事項採取逐項表決的原則，即提案審議完畢後，開始表決，一項提案未表決完畢，不得表決下一項提案。每一監事享有一票表決權。

第二十二條　監事會會議在保障監事充分表達意見的前提下，可以用通訊表決方式進行並作出決議，並由參會監事簽字。

監事會審議監事會向股東大會提交的年度工作報告，以及審議本行年度報告、利潤分配方案等重大事項不應採取通訊表決方式。

第二十三條　監事會會議以記名投票或通訊方式進行表決。根據表決的結果，宣布決議及報告通過情況，並應將表決結果記錄在會議記錄中。

第二十四條　監事會有關決議和報告，應當經全體監事三分之二以上同意表決通過。

監事對決議或報告有原則性不同意見的，應當在決議或報告中説明。

第二十五條　監事應在監事會決議上簽字並對監事會承擔責任。但經證明在表決時曾表明異議並記載於會議記錄的，該監事可以免除責任。

第六章　會議記錄

第二十六條　監事會會議應有記錄，出席會議的監事和記錄人，應當在會議記錄上簽名。監事有權要求在記錄上對其在會議上的發言作出某種説明性記載。監事會會議記錄作為本行檔案由監事會保存。

第二十七條　監事會會議記錄包括以下內容：

(一)　開會的日期、地點和召集人姓名；

(二)　出席監事的姓名以及受他人委託出席監事會的監事(代理人)姓名；

(三)　會議議程；

(四)　監事發言要點；

(五)　每一決議事項的表決方式和結果(表決結果應載明贊成、反對或棄權的票數)。

第二十八條　監事會的決定、決議及會議記錄應當報中國銀行業監督管理委員會備案。

第七章　附則

第二十九條　本議事規則自股東大會批准通過之日起施行。本議事規則進行修改時，由監事會提出修正議案，提請股東大會批准。

第三十條　若本議事規則的內容與不時頒布的法律、行政法規、其他有關規範性文件、本行章程或股東大會決議相衝突的，以法律、行政法規、其他有關規範性文件、本行章程或股東大會決議為準。

第三十一條　本議事規則由監事會負責解釋。

為了加深股東對即將退任並重新選舉的董事和新選董事的認識，並作出有效的決定，以下載列各有關董事的簡介供各股東參閱。

1. 肖鋼先生，董事長

48歲，自2003年3月起任本行董事長，並於2003年3月至2004年8月任本行行長。1996年10月至2003年3月，肖先生曾擔任中國人民銀行行長助理及副行長，並於此期間先後兼任中國人民銀行計劃資金司司長、貨幣政策司司長、中國人民銀行廣東省分行行長及國家外匯管理局廣東省分局局長。1989年10月至1996年10月，歷任中國人民銀行政策研究處主任、中國外匯交易中心總經理、中國人民銀行計劃資金司司長等職務。肖先生1981年畢業於湖南財經學院金融系，1996年於中國人民大學獲得國際經濟法碩士學位。自2003年5月起，肖先生出任中銀香港控股之董事長。

2. 李禮輝先生，副董事長兼行長

54歲，自2004年8月起任本行副董事長兼行長。2002年9月至2004年8月任海南省副省長。1994年7月至2002年9月任中國工商銀行副行長。1988年至1994年7月曾任中國工商銀行多個職位，包括福建省分行副行長、駐新加坡首席代表、國際業務部總經理等職務。李先生1977年畢業於廈門大學經濟系金融專業，擁有北京大學光華管理學院金融學專業的經濟學博士學位。自2005年6月起，李先生兼任中銀國際控股董事長。自2006年12月起，兼任渤海產業投資管理有限公司董事長。

3. 華慶山先生，執行董事，副行長

53歲，自2004年8月起任本行執行董事。於1994年加入本行，並於1994年5月至1998年12月任本行行長助理。自1998年12月起至今任本行副行長。他目前兼任 Visa International Asia Pacific 董事。華先生1996年在湖南大學獲得工程碩士學位。自2002年6月起，華先生擔任中銀香港控股非執行董事。

4. 李早航先生，執行董事，副行長

51歲，自2004年8月起任本行執行董事。李先生於2000年11月加入本行並自此擔任本行副行長。他於1980年11月至2000年11月任職於中國建設銀行，曾工作於多個崗位，先後擔任經理、分行行長、總行多個部門的總經理及副行長。李先生1978年畢業於南京信息工程大學。自2002年6月起，李先生擔任中銀香港控股非執行董事。

5. **梁定邦先生，獨立非執行董事**

60歲，自2004年8月起任本行獨立非執行董事。現任中國證監會國際顧問委員會委員及全國人民代表大會常務委員會香港特別行政區基本法委員會委員，曾任中國證監會首席顧問、香港證監會主席、香港聯交所理事會及上市委員會委員、香港高等法院暫委法官、香港政府政務主任等職務。1996年至1998年期間，梁先生曾任國際證券管理機構組織技術委員會主席。他於1990年獲委任為香港御用大律師(現改稱資深大律師)。梁先生於1976年畢業於倫敦大學，獲得法律榮譽學位，並具英格蘭及威爾斯大律師和加州律師協會資格。2002年11月至2005年12月期間，梁先生出任環球數碼創意控股有限公司非執行董事，並於2004年9月至2006年3月期間，出任領匯房地產投資信託基金管理人領匯管理有限公司的獨立非執行董事。自2004年11月起，梁先生任中國神華能源股份有限公司獨立非執行董事。環球數碼創意控股有限公司的股份於香港聯交所創業板上市，領匯房地產投資信託基金的基金單位及中國神華能源股份有限公司的股份分別於香港聯交所主板上市。

6. **黃世忠先生，獨立非執行董事**

45歲，現為廈門國家會計學院副院長、廈門大學會計系教授。1986年畢業於加拿大達爾豪西大學，獲得工商管理碩士學位，1993年獲廈門大學經濟學(會計學)博士。曾先後擔任廈門天健會計師事務所首席合夥人、廈門大學管理學院副院長。目前兼任全國會計專業碩士教育指導委員會委員、財政部會計準則委員會諮詢專家、中國會計學會常務理事、中國註冊會計師協會審計準則委員會委員。他還擔任廈門國際航空港股份有限公司、廈門國際港務股份有限公司(在香港交易所上市)、廈門建發股份有限公司和廈門鎢業股份有限公司的獨立董事。

7. **黃丹涵女士，獨立非執行董事**

57歲，現為中國—歐盟世貿項目服務貿易資深專家、北京市嘉博律師所合夥人。黃女士於1987年畢業於法國(斯特拉斯堡)舒曼法學院，獲得法學「國家博士」學位，為在社科領域首位獲得該學位的中國學人。回國以來先後在中國對外經貿部(現商務部)、大學、律師事務所、大型國有外貿公司和金融機構工作，包括曾任中國建設銀行法律部總經理(1999年8月至2001年3月)，中國銀河證券有限責任公司首席律師(2001年4月至2004年9月)。曾兼任中國證監會首屆股票發行審核委員會委員(1993－1995)等職，自2007年1月起兼任北京宅急送快運股份有限公司獨立董事。

董事長、監事長和獨立董事的薪酬方案以中文書寫，附錄六的英文版本為非正式翻譯，僅供參考。中英文版如有歧義，概以中文本為準。

中國銀行董事長和監事長薪酬管理辦法

第一章　總則

第一條　為了對中國銀行董事長和監事長實行公平、激勵、規範、合理的薪酬分配，建立有效的激勵約束機制，特制定本辦法。

第二條　本辦法適用於在中國銀行領取薪酬的董事長、監事長。在聘用合同中對其薪酬另有約定的不適用本辦法，其薪酬按照合同約定的辦法及標準執行。

第三條　薪酬分配的基本原則：

1、依法合規原則。薪酬分配政策符合國家及有關部門頒布的法律法規、其他有關規範性文件及本公司章程的規定，符合現代公司治理機制的要求。

2、激勵與約束相結合原則。激勵和約束並舉，使薪酬分配支持中國銀行的發展戰略和經營目標的實現，實現個人價值與銀行價值、股東價值的統一。

3、市場導向原則。實行以價值創造為導向、具有市場競爭力的薪酬策略。薪酬的市場定位以國內股份制上市金融企業為主要參考對象。

4、循序漸進原則。積極穩妥地推進薪酬福利制度改革，保持與中國銀行整體薪酬福利制度改革的協調與一致。

第二章　薪酬結構

第四條　董事長、監事長的整體薪酬由目標年薪、福利和長期激勵組成。

1、目標年薪包括崗位工資、績效獎金。崗位工資按月發放，績效獎金根據當年銀行和個人的績效表現計算發放。

2、福利包括基本福利項目、補充福利項目。基本福利項目納入總行員工福利體系統一管理。補充福利項目主要包括根據實際工作需要確定的福利項目，補充福利項目的具體辦法另行制訂。

3、長期激勵項目包括但不限於股票增值權計劃，具體辦法按照董事會、股東大會及國家有關主管部門批准的辦法執行。

第五條　董事長、監事長的薪酬標準由董事會根據發展戰略、市場水平和經營績效等因素確定，並在一定時期內保持穩定。

第六條　目標年薪結構。目標年薪中崗位工資佔比為45%，績效獎金佔比55%。

第七條　根據能力、經驗、過往業績等因素分別確定不同的薪點(執行比例)。即：

任職者的實際崗位工資 = 目標年薪×執行比例×崗位工資佔比

第八條　執行比例以「薪點」表示，每個級別檔次內分為九個薪點，每個薪點所對應的崗位勝任能力要求和執行比例如下：

薪點	崗位勝任能力要求	執行比例
9(最高值)	完全勝任並超出崗位能力的要求	120%
8		115%
7	完全勝任崗位能力的要求	110%
6		105%
5(中位值)	勝任崗位能力的要求	100%
4		95%
3	基本勝任崗位能力的要求	90%
2		85%
1(最低值)	剛從事本崗位的工作	80%

第九條　「年度績效獎金」屬考核性收入，根據中國銀行績效和個人績效考核結果支付：

1、 董事長年度績效獎金的50%與中國銀行關鍵績效指標綜合完成率掛鉤，當完成關鍵績效指標80%及以上，方可發放，最高封頂在200%。50%與個人績效考核結果掛鉤。

監事長績效獎金的10%與銀行關鍵績效指標完成情況掛鉤。90%與個人績效考核結果掛鉤。其他規定同上。

2、 績效獎金由與銀行績效指標完成率掛鉤的獎金和與個人績效考核結果掛鉤的獎金兩部分組成。其中：

與銀行績效指標完成率掛鉤的獎金 ＝ 績效獎金基數[1]×與銀行績效指標掛鉤比例×銀行關鍵績效指標綜合完成率(完成率取值範圍為0.8－2.0之間)

與個人績效考核結果掛鉤的獎金 ＝ 績效獎金基數×與個人績效考核結果掛鉤比例×個人考核結果得分

第十條　監事長的績效考核以及獎金分配由股東單位組織。

第十一條　為體現效益真實性，與銀行關鍵績效指標綜合完成率掛鉤的年度績效獎金的30%，根據考核年度的財務報告審計結果，延遲至自考核年度起始的第三個年度年初發放。

[1] 績效獎金基數 ＝ 目標年薪×績效獎金佔比

第三章　超額獎勵

第十二條　在報經董事會、股東大會審定後，可獲得超額獎勵：

1、 銀行每年根據利潤完成情況，向董事長和監事長發放超額獎勵。

超額獎勵標準 = 各位高管人員目標年薪值×(50%×淨利潤超計劃完成率×對應掛鈎系數+50%×淨利潤年度增長率×對應掛鈎系數)

其中：淨利潤超計劃完成率=(淨利潤實際完成額－淨利潤計劃額)／淨利潤計劃額×100%

淨利潤年度增長率=(考核年度淨利潤完成額－上年度淨利潤完成額)／上年度淨利潤完成額×100%

分別對應掛鈎系數見下表：

淨利潤超計劃完成率和淨利潤年度增長率	小於10%	10%－20%	20%－30%	30%－50%	大於50%
掛鈎系數	0	1	1.2	1.5	1.8

2、 經股東大會認定，具備其他可獲得超額獎勵條件者。超額獎勵標準由人事和薪酬委員會提出建議，董事會審議，股東大會審定。

第四章　薪酬調整

第十三條　正常性調薪。

正常性調薪以銀行關鍵指標綜合完成率達到90%及以上為前提，以高管人員個人考核結果為依據(見下表)。當考核結果所對應的可上升薪點數累計滿一個薪點的整倍數時，即可自動上調薪點；實施薪點上調後剩下的不足一個薪點的餘數，可跨年度累加使用。

個人考核結果	A+	A	B	C及以下
可上升的薪點	1.5個薪點	1個薪點	0.5個薪點	0

第十四條　特殊性調薪。

由人事和薪酬委員會不定期對現行薪酬管理制度進行評價，根據銀行發展戰略及市場情況，對薪酬管理辦法以及薪酬架構體系等提出調整意見，並履行相應的審批程序。

1、根據我行發展戰略的需要，調整董事長、監事長薪酬市場定位。

2、根據市場競爭的需要，調整董事長、監事長目標年薪結構與整體薪酬架構，包括但不限於目標年薪標準、薪酬構成及薪酬結構等的調整。

第五章　審批程序

第十五條　董事長和監事長的薪酬等級、檔次、目標年薪標準和薪點由人事和薪酬委員會提出建議，報董事會審議、股東大會審定。

第十六條　董事長和監事長的調薪和超額獎勵方案由人事和薪酬委員會提出建議，報董事會審議、股東大會審定。

第六章　特殊情況的處理

第十七條　在考核年度內任職或離職的，根據任職時間按月折算績效獎金。

第十八條　考核年度內，因組織調訓脱產學習半年以上的，崗位工資、福利不變，績效獎金原則上按照目標績效獎金的60%掌握。

第十九條　考核年度內，經批准非因公離崗(含病休、脱產學習等)的，崗位工資不變，年度績效獎金以及福利待遇分配標準由人事和薪酬委員會提出建議，報董事會審議，股東大會審定。

第二十條　因故免職、停職工作或存在其他特殊情況的，其薪酬及福利待遇處理意見由人事和薪酬委員會提出意見，報董事會審議，股東大會審定。

第七章　其他

第二十一條　年薪收入及現金津貼補貼均為税前收入。嚴格遵守中國政府個人所得税及社會保險的有關法規繳納個人所得税和法定社會保險，個人所得税、社會保險、工會會費等，按照國家、當地政府有關政策規定和本行統一政策，如實核定，據實繳納。

第二十二條　本辦法自2007年1月1日起實施。

第二十三條　本辦法由人事和薪酬委員會負責解釋。

關於《中國銀行董事長和監事長薪酬管理辦法》實施方案

一、該《辦法》框架下目標年薪建議

建議本行2007年董事長目標年薪標準調整至110萬元，監事長目標年薪標準調整至103萬元。

按照《中國銀行董事長和監事長薪酬管理辦法》，董事長和監事長不對應具體薪酬等級，其薪酬標準由董事會根據發展戰略、市場水平和經營績效等因素確定。

二、對董事長和監事長崗位工資執行比例的建議

經2005年9月臨時股東大會審批，董事長、監事長崗位工資執行比例確定為100%。建議董事長和監事長2007年的崗位工資執行比例維持100%不變。

關於獨立董事薪酬有關問題的建議

按照2004年12月30日臨時股東大會《決議》，我行向董事支付的薪酬稅前水平為（單位均為人民幣，下同）：基本酬金20萬元／人•年，擔任風險政策委員會或稽核委員會主席另附職務津貼20萬元／人•年、擔任其他專業委員會主席另附職務津貼10萬元／人•年，擔任專業委員會委員另附職務津貼5萬元／人•年。原《決議》規定，在多個委員會任職的董事，酬金按最高標準支付，不累積計算。

鑒於獨立董事在不同委員會擔任委員所發揮的作用和擔負的職責相對獨立，且均付出了大量的精力和勞動，現建議在獨立董事基本酬金和職務津貼標準維持不變的基礎上，在多個委員會任職的董事，其酬金可以累積計算。

2006年度董事長、監事長、監事的績效考核結果及獎金分配方案以中文書寫，附錄七的英文版本為非正式翻譯，僅供參考。中英文版如有歧義，概以中文本為準。

肖鋼董事長2006年度績效考核結果及獎金分配方案

根據《中國銀行董事長績效考核辦法》和《中國銀行董事長、監事長和執行董事薪酬管理辦法》，董事會人事和薪酬委員會已按程序完成董事長2006年度績效考核工作。

根據上述辦法，從財務、客戶、工作進程、員工學習與成長維度，按照董事會成員評分佔60%，管理層成員評分佔40%的權重計算，董事長最終考核總得分為115.21分。考慮到年度考核得分超過110分的實際情況，年度考核結果建議為A+。

董事長2006年度獎金由兩部分組成：年度績效獎金部分和特別獎勵部分，其中，董事長績效獎金值為57.76萬元；根據有關「特別獎勵」的規定，建議在正常績效獎金之外，給予董事長「超額獎勵」，以表彰其在2006年度所付出的巨大努力和取得的突出業績，超額獎勵為12.5萬元。據此，董事長的2006年度績效獎金和超額獎勵合計70.26萬元。

監事長2006年度績效考核結果及獎金分配方案

中央滙金投資有限責任公司已經完成對監事長的考核，監事長考核結果為A級，根據考核結果，提出如下獎金分配方案。

績效獎金：47.55萬元，超額獎勵17.90萬元，總計65.45萬元。

股東代表監事2006年度績效考核結果及獎金分配方案

根據《中國銀行股東委派專職監事績效考核辦法》規定，監事長已完成對股東委派專職監事的2006年度績效考核。根據考核結果，提出監事2006年度獎金分配方案。

王學強監事，考核得分為106.21分，考核等級為A等。績效獎金總額38.41萬元；

劉萬明監事，考核得分為104.95分，考核等級為A等。績效獎金總額38萬元。

中國銀行股份有限公司
獨立董事述職報告

各位尊敬的股東：

根據《公司法》、《關於在上市公司建立獨立董事制度的指導意見》、本公司適用的法律法規以及本公司章程的有關規定和要求，獨立董事積極出席了年度內的董事會會議和股東大會。凡須經董事會決策的重要事項，獨立董事都能盡其所知及所信，充分地履行職責。在履職時，獨立董事能夠在給定的時間盡其所能地對管理層提供的信息進行認真的研究和審核，並對董事會的相關事項發表了獨立意見，維護了公司和全體股東的利益，尤其是中小股東的利益。

在履行獨立董事職責過程中，董事會、高級管理層和相關工作人員給予了積極有效的配合和支持。

2007年，獨立董事將繼續勤勤懇懇，按照本公司適用的法律法規、本公司章程的相關規定以及良好公司治理對獨立董事的內在要求，謹慎、認真、勤勉、忠實地履行獨立董事的職責，維護公司和股東尤其是社會公眾股股東的權益。

獨立董事：
梁定邦
William Peter COOKE
Patrick de SAINT-AIGNAN
Alberto TOGNI

2007年3月22日

中國銀行股份有限公司
BANK OF CHINA LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：3988)

代表委任表格

適用於2007年6月14日舉行的中國銀行股份有限公司(「本公司」)股東週年大會及其任何續會

本人／吾等(附註1) ________________ 地址為(附註2) ________________

________________ 為本公司股本中每股面值人民幣1.00元的A股／H股(附註3) ________________

股的登記持有人，茲委任大會主席(附註4和附註5)或 ________________ 地址為 ________________

及／或 ________________ 地址為 ________________

為本人／吾等的代表，代表本人／吾等出席本公司訂於2007年6月14日星期四下午3時正假座中國北京海淀區西直門外高梁橋斜街18號中苑賓館舉行的股東週年大會及其任何續會，並在大會及任何續會上代表本人／吾等投票及行使法律、法規及本公司章程賦予代表的一切權利。

本人／吾等希望本人／吾等的代表按以下指示就將於大會上提呈的各項決議案投票。

請於下列各項決議案旁邊的適當空格內劃上「√」號，以顯示　閣下的投票意向。(附註6)

普通決議案	贊成	反對	棄權
1. 審議批准本公司2006年度報告。			
2. 審議批准本公司2006年度董事會工作報告。			
3. 審議批准本公司2006年度監事會工作報告。			
4. 審議批准本公司2006年度財務決算方案。			
5. 審議批准本公司2007年度財務預算方案。			
6. 審議批准本公司2006年度利潤分配方案。			
7. 審議批准繼續聘任普華永道中天會計師事務所和羅兵咸永道會計師事務所為本公司2007年外部審計師的議案。			
8. 審議批准本公司股東大會議事規則修正案。			
9. 審議批准本公司董事會議事規則修正案。			
10. 審議批准本公司監事會議事規則修正案。			
11. 審議批准選舉及重新選舉本公司董事的議案：			
11.1 審議批准重新選舉肖鋼先生為本公司執行董事。			
11.2 審議批准重新選舉李禮輝先生為本公司執行董事。			
11.3 審議批准重新選舉華慶山先生為本公司執行董事。			
11.4 審議批准重新選舉李早航先生為本公司執行董事。			
11.5 審議批准重新選舉梁定邦先生為本公司獨立非執行董事。			
11.6 審議批准選舉黃世忠先生為本公司獨立非執行董事。			
11.7 審議批准選舉黃丹涵女士為本公司獨立非執行董事。			

普通決議案	贊成	反對	棄權
12. 審議批准本公司董事長、監事長和獨立董事薪酬方案：			
12.1 審議批准本公司董事長、監事長薪酬方案。			
12.2 審議批准本公司獨立董事薪酬方案。			
13. 審議批准本公司2006年度董事長、監事長、監事的績效考核結果及獎金分配方案：			
13.1 審議批准本公司2006年度董事長的績效考核結果及獎金分配方案。			
13.2 審議批准本公司2006年度監事長的績效考核結果及獎金分配方案。			
13.3 審議批准本公司2006年度監事的績效考核結果及獎金分配方案。			
14. 審議本公司獨立董事述職報告。*			
特別決議案			
15. 審議批准本公司章程修正案。**			

* *此項議題僅供股東審議，但並無需股東作出決議。獨立董事述職報告載於向股東寄發的通函內的附錄八供股東參閱。*

** *決議案全文載於向股東寄發的通函中股東週年大會通告內。*

簽名 ________________________ *(附註7)* 日期：2007年 __________ 月 __________ 日

附註：

1. 請用正楷填上姓名。
2. 請用正楷填上地址。
3. 請填上以 閣下名義登記的股份數目。如未有填上股數，則本代表委任表格將被視為與全部以 閣下名義登記的本公司股份有關。請刪去不適用之股份類別(A股或H股)。
4. 凡有權出席大會並在會上投票的股東均有權委派一位或數位代表出席，並在以舉手方式或以股數進行投票時代其投票。受委代表毋須為本公司股東，惟須親自代表 閣下出席大會。
5. 如欲委任大會主席以外的人士出任代表，請刪除「大會主席」等字，並在適當空位上填上欲委任的代表的姓名及地址。**任何改動必須由簽署人簡簽示可。**
6. **注意： 閣下如欲投票贊成上述決議案，請在「贊成」欄內填上「√」號。 閣下如欲投票反對決議案，請在「反對」欄內填上「√」號。 閣下如欲放棄投票，請在「棄權」欄內填上「√」號。**如 閣下並無在代表委任表格上作出具體投票指示，獲委任為 閣下代表的人士可自行酌情決定是否投票及(倘投票)如何投票，而除另有指示外，該代表亦可自行酌情就於大會上提出的任何其他事項(包括對決議案的修改)投票或放棄投票。
7. 本代表委任表格必須由 閣下或 閣下以書面正式授權人士簽署並註明日期。如股東為一間公司，則代表委任表格須加蓋法團印章或由公司正式授權人親筆簽署。**如屬聯名股東，任何一位聯名股東均可簽署代表委任表格，惟若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表其餘聯名股東的唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。**
8. 本代表委任表格，連同簽署人之授權書或其他授權文件(如有者)或經由公證人簽署證明之該等授權書或授權文件之副本，須於**大會或其續會舉行時間24小時前填妥並交回**本公司董事會秘書部(如為A股股東)或本公司H股股份過戶登記處香港中央證券登記有限公司(如為H股股東)，方為有效。本公司董事會秘書部地址為中國北京西城區復興門內大街1號中國銀行總行大樓。香港中央證券登記有限公司的地址為香港灣仔皇后大道東183號合和中心18樓1806－1807室。 閣下根據本代表委任表格委任的代表，其委任期限至本次股東週年大會或其任何續會結束終止。
9. 填妥及交回本代表委任表格並不影響 閣下出席大會並於會上投票的權利。

Ordinary Resolutions	For	Against	Abstain
12. To consider and approve the remuneration schemes for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and Independent Non-executive Directors of the Bank.			
12.1 To consider and approve the remuneration schemes for the Chairman of the Board of Directors and the Chairman of the Board of Supervisors of the Bank.			
12.2 To consider and approve the remuneration scheme for Independent Non-executive Directors of the Bank.			
13. To consider and approve 2006 performance appraisal results and performance bonus plans for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and the Supervisors.			
13.1 To consider and approve 2006 performance appraisal results and performance bonus plan for the Chairman of the Board of Directors of the Bank.			
13.2 To consider and approve 2006 performance appraisal results and performance bonus plan for the Chairman of the Board of Supervisors of the Bank.			
13.3 To consider and approve 2006 performance appraisal results and performance bonus plan for the Supervisors of the Bank.			
14. To consider the duty report of Independent Non-executive Directors of the Bank.*			
Special Resolution			
15. To amend the Articles of Association of the Bank.**			

* *This resolution is only submitted to shareholders for consideration but not for approval. The duty report of independent non-executive directors is set out in Appendix VIII of the circular despatched to shareholders for shareholders' information.*

** *The full text of the resolution is set out in the notice of the annual general meeting which is included in the circular despatched to shareholders.*

Signature ________________________ *(Note 7)* Dated ____________________, 2007

NOTES:

1. Please insert full name(s) in BLOCK CAPITALS.
2. Please insert full address(es) in BLOCK CAPITALS.
3. Please insert the number of shares registered in your name(s). If no number is inserted, this proxy form will be deemed to relate to all shares in the capital of the Bank registered in your name(s). Please cross out the type of shares (A shares or H shares) to which this proxy form does not relate.
4. If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or more proxies to attend instead of you and to vote on your behalf whether on a show of hands or on a poll. A proxy need not be a shareholder of the Bank, but must attend the meeting in person in order to represent you.
5. If a proxy other than the Chairman of the meeting is preferred, cross out the words "the Chairman of the meeting" and insert the full name and address of the proxy (or proxies) desired in the space provided. If no name is inserted, the Chairman of the meeting will act as your proxy. **Any changes should be initialed.**
6. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING, TICK THE APPROPRIATE BOX MARKED "ABSTAIN". If you return this proxy form without indicating as to how your proxy is to vote on any particular matter, the person appointed as your proxy will exercise his/her discretion as to whether he/she votes and, if so, how and, unless instructed otherwise, he/she may also vote or abstain from voting as he/she thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.
7. This proxy form must be signed and dated by the shareholder or his/her attorney duly authorized in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. **In case of joint shareholdings, any one shareholder may sign this proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Bank in respect of the joint shareholding.**
8. To be valid, this proxy form, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be completed and deposited at the Bank's Board Secretariat Department (for holders of A shares) or the H Share Registrar of the Bank, Computershare Hong Kong Investor Services Limited (for holders of H shares), **at least 24 hours before the meeting or adjourned meeting.** The Bank's Board Secretariat Department is located at Bank of China Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing 100818, the People's Republic of China. Computershare Hong Kong Investor Services Limited is located at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The effective period of appointment of your proxy appointed under this proxy form shall cease upon conclusion of the annual general meeting or any adjourned meeting.
9. Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting if you so wish.

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED
(a joint stock company incorporated in the People's Republic of China with limited liability)
(Stock Code: 3988)

PROXY FORM

For the Annual General Meeting of Bank of China Limited (the "Bank") on 14 June 2007 and at any adjournment thereof

I/We (Note1) ______________________ of (Note2) ______________________
______________________ being the registered holder(s) of (Note3) ______________________
A shares/H shares of RMB1.00 each in the capital of the Bank, hereby appoint the Chairman of the meeting (Notes 4 and 5) or ______________________
______________________ of ______________________
and/or ______________________ of ______________________
to act as my/our proxy to attend and vote for me/us and on my/our behalf at the annual general meeting of the Bank to be held at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China on Thursday, 14 June 2007 at 3:00 p.m. and at any adjournment thereof and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Bank.

I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the meeting.

Please indicate how you wish your vote(s) to be cast by ticking the appropriate box next to each resolution.(Note 6)

Ordinary Resolutions		For	Against	Abstain
1.	To consider and approve 2006 Annual Report of the Bank.			
2.	To consider and approve 2006 working report of the Board of Directors of the Bank.			
3.	To consider and approve 2006 working report of the Board of Supervisors of the Bank.			
4.	To consider and approve the 2006 annual financial statments of the Bank.			
5.	To consider and approve the 2007 annual budget of the Bank.			
6.	To consider and approve the 2006 profit distribution plan of the Bank.			
7.	To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited and PricewaterhouseCoopers Hong Kong as the Bank's external auditors for 2007.			
8.	To consider and approve amendments to the Bank's Procedural Rules for Shareholders' Meetings.			
9.	To consider and approve amendments to the Bank's Procedural Rules for Board of Directors.			
10.	To consider and approve amendments to the Bank's Procedural Rules for Board of Supervisors.			
11.	To consider and approve the election and re-election of directors of the Bank:			
	11.1 To re-elect Mr. XIAO Gang as an Executive Director of the Bank.			
	11.2 To re-elect Mr. LI Lihui as an Executive Director of the Bank.			
	11.3 To re-elect Mr. HUA Qingshan as an Executive Director of the Bank.			
	11.4 To re-elect Mr. LI Zaohang as an Executive Director of the Bank.			
	11.5 To re-elect Mr. Anthony Francis NEOH as an Independent Non-executive Director of the Bank.			
	11.6 To elect Mr. HUANG Shizhong as an Independent Non-executive Director of the Bank.			
	11.7 To elect Mdm. HUANG Danhan as an Independent Non-executive Director of the Bank.			

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

Reply Slip for Annual General Meeting

To: Bank of China Limited (the "Bank")

I/We (Note 1) ______________________________ of (Note 2)

____

being the registered holder(s) of (Note 3) ______________ A shares/H shares of RMB1.00 each in the share capital of the Bank, hereby inform the Bank that I/we intend to attend or appoint a proxy to attend on my/our behalf the annual general meeting of the Bank to be held at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China at 3:00 p.m. on Thursday, 14 June 2007.

Signature ______________________ Date ______________________ 2007

NOTES:

1. Please insert full name(s) of the shareholder(s) as registered in the register of members of the Bank in BLOCK CAPITALS.

2. Please insert full address(es) of the shareholder(s) as registered in the register of members of the Bank in BLOCK CAPITALS.

3. Please insert the number of shares registered in your name(s). Please cross out the type of shares that is inapplicable (A shares or H shares).

4. The completed and signed reply slip should be delivered to the Bank's Board Secretariat Department (for holders of A shares) or the Bank's H Share Registrar, Computershare Hong Kong Investor Services Limited (for holders of H shares), by hand, by post or by fax **on or before Wednesday, 23 May 2007**.

   The Bank's Board Secretariat Department is located at Bank of China Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing 100818, the People's Republic of China (Telephone: (8610) 6659 4567 or (8610) 6659 4981, Fax: (8610) 6659 4579). Computershare Hong Kong Investor Services Limited is located at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

5. If shareholders intend to express their opinion at the annual general meeting, please indicate such intention in brief (together with the approximate time required) in the following box. Please note that in view of the time constraint, registration will be arranged for shareholders who intend to express their opinion. The Bank cannot guarantee that all shareholders who have indicated their intention to express their opinion in this reply slip can do so at the annual general meeting.

I would like to express my opinion as follows:

BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：3988)

股東週年大會回執

致：中國銀行股份有限公司(「貴行」)

本人／吾等 *(附註1)* ______________________________，

地址為 *(附註2)* ______________________________，

為 貴行股本中每股面值人民幣1.00元之A股／H股 ____________ 股 *(附註3)* 之登記持有人，茲通告 貴行，本人／吾等擬出席或委派代表以本人／吾等名義出席 貴行於2007年6月14日(星期四)下午3:00時正假座中國北京海淀區西直門外高梁橋斜街18號中苑賓館舉行之股東週年大會。

簽署：____________________　　　　日期：2007年________月________日

附註：

1. 請用**正楷**填上登記在本公司股東名冊上之股東全名。
2. 請用**正楷**填上登記在本公司股東名冊上之股東地址。
3. 請填上以 閣下名義登記的股份數目，並請刪去不適用之股份類別(A股或H股)。
4. 請將此回執在填妥及簽署後**於2007年5月23日(星期三)**或以前以專人遞送、郵遞或傳真方式送達本公司董事會秘書部(如為A股股東)或H股股份過戶登記處香港中央證券登記有限公司(如為H股股東)。

   本公司董事會秘書部的地址為中國北京西城區復興門內大街1號中國銀行總行大樓，郵遞區號：100818(電話：(8610) 6659 4567 或(8610) 6659 4981，傳真：(8610) 6659 4579)。香港中央證券登記有限公司的地址為香港灣仔皇后大道東183號合和中心18樓1806－1807室。

5. 如股東擬在本次股東大會上發言，請於下列表明您的發言意向和要點，並簡單注明所需時間。請注意，因股東大會時間有限，股東發言須本公司按登記統籌安排，本公司不能保證在本回執上表明發言意向和要點的股東均能在本次股東大會上發言。

發言意向和要點：

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(於中華人民共和國註冊成立的股份有限公司)
(Stock Code 股份代號：3988)

Dear H Share Shareholders,
敬啟者：

2006 Annual Report
2006年度報告

The 2006 Annual Report of Bank of China Limited (the "Bank") has been prepared in English and Chinese. A copy prepared in the language different from that in which you have received is available upon request. To request such copy, please complete the request form below and send it to the Bank's H Share Registrar, Computershare Hong Kong Investor Services Limited, using this aerogram. The 2006 Annual Report is also available (in English and Chinese) on the Bank's website at www.boc.cn.

中國銀行股份有限公司("本公司")2006年度報告備有英文及中文版。本公司在收到 閣下的要求後，將提供 閣下所收到的版本以外另一種語言編製的版本。如欲索取另一種語言的版本，請填寫下方的回條，然後以本郵簡把回條寄交本公司的H股股份過戶登記處香港中央證券登記有限公司。 閣下亦可在本公司網址(www.boc.cn)閱覽2006年度報告(英文及中文版)。

If you have any queries on how to obtain copy of the 2006 Annual Report or how to access the documents on the Bank's website, please call the Bank's hotline at (852) 2862 8633.

倘 閣下對於如何取得2006年度報告或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線 (852) 2862 8633。

中國銀行股份有限公司
Bank of China Limited

****

REQUEST FORM 回條

You do NOT need to complete this form if you have already received both the English and the Chinese versions of the 2006 Annual Report or if you have received the said document in the language you want.

倘 閣下已收到2006年度報告的中、英文兩種版本或 閣下收到的2006年度報告版本所採用的語言符合 閣下的意願，則毋須填寫本回條。

☐ I have already received the Chinese version of the 2006 Annual Report but I would now like to receive its English version.
本人已收到2006年度報告的中文版，但現在希望收取其英文版。

OR 或

☐ I have already received the English version of the 2006 Annual Report but I would now like to receive its Chinese version.
本人已收到2006年度報告的英文版，但現在希望收取其中文版。

Name(姓名)________________ Signature(簽名)________________ Date(日期)________________

Address(地址)____

Contact telephone number(聯絡電話號碼)________________________________

Note: If you need to complete and return this form:
(1) Please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.
(2) Please return this form by folding the form according to the indications and mail this form to the Bank's H Share Registrar by using the aerogram overleaf.

注意： 閣下如需填寫及交回本回條：
(1) 只須在本回條的一個空格內劃上「✓」號。如在超過一個空格內劃上「✓」號或未有在任何空格內劃上「✓」號或在其他方面填寫不正確，則本回條將會作廢。
(2) 請按指示摺疊本回條，並以背面的郵簡寄回本公司的H股股份過戶登記處。

請在此摺疊及封口
Please fold and seal here

POSTAGE
WILL BE
PAID BY
LICENSEE
郵費由持
牌人支付

NO POSTAGE
STAMP
NECESSARY IF
POSTED IN
HONG KONG
如在本港投寄
毋須貼上郵票

BUSINESS REPLY SERVICE LICENCE NO.
商業回郵牌號：**6932**

Computershare Hong Kong Investor Services Limited
Attention: Bank of China Limited
Rooms 1806 –1807
18th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)
(於中華人民共和國註冊成立的股份有限公司)
(Stock Code 股份代號：3988)

To: Those H share shareholders who have chosen to rely on corporate communication of the Bank posted on its website in lieu of printed copy of the document and to receive by post a printed copy of the notification of the publication of the document on the Bank's website:

Dear Sir or Madam,

2006 Annual Report

The 2006 Annual Report of Bank of China Limited (the "Bank") is now available (in English and Chinese) on the website of the Bank at www.boc.cn. You may access "2006 Annual Report - H Share" by clicking "Financial Reports" under "Investor Relations" on the home page of the Bank's website.

If you have any difficulty in receiving or gaining access to the 2006 Annual Report posted on the Bank's website for any reason, we will promptly upon your notice send the printed form of the 2006 Annual Report to you free of charge. Further, you may change your choice at any time and choose to receive future corporate communication of the Bank in printed form by giving reasonable notice to the Bank. The aforesaid notice should be sent to the Bank's H Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.

If you have any queries on how to obtain copy of the 2006 Annual Report or how to access the document on the Bank's website, please call the Bank's hotline at (852) 2862 8633.

For and on behalf of
Bank of China Limited

致：選擇了依賴在本公司網址上刊載的公司通訊文件以代替該文件的印刷本，並以郵遞方式收取有關該文件已在本公司網址上發表的通告的H股股東：

敬啟者：

2006年度報告

閣下現在可在中國銀行股份有限公司（"本公司"）網址 www.boc.cn 閱覽2006年度報告英文及中文版。如要閱覽該文件，請在本公司網址首頁按"投資者關係"項下的"財務報告"，即可下載瀏覽"2006年度報告－H股"有關內容。

倘 閣下因任何理由以致在收取或接收載於本公司網址上的2006年度報告上出現困難，本公司將於接到 閣下通知後，立即向 閣下免費發送2006年度報告的印刷本。此外， 閣下亦可隨時通知本公司，以選擇收取本公司今後向股東發出的公司通訊文件的印刷本。前述通知須寄發予本公司H股股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心18樓1806－1807室。

倘 閣下對於如何索取2006年度報告或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線(852) 2862 8633。

中國銀行股份有限公司 謹啟

File No. 82-35030

South China Morning Post
Date : 25 April 2007

中國銀行 BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Bank of China Limited (the "Bank") will be held on Thursday, 14 June 2007 at 3:00 p.m. (registration will begin at 1:00 p.m.) at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China for the purpose of considering, and if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1. To consider and approve the 2006 Annual Report of the Bank.
2. To consider and approve the 2006 working report of the Board of Directors of the Bank.
3. To consider and approve the 2006 working report of the Board of Supervisors of the Bank.
4. To consider and approve the 2006 annual financial statements of the Bank.
5. To consider and approve the 2007 annual budget of the Bank.
6. To consider and approve the 2006 profit distribution plan of the Bank.
7. To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited and PricewaterhouseCoopers Hong Kong as the external auditors of the Bank for 2007.
8. To consider and approve amendments to the Bank's Procedural Rules for Shareholders' Meetings.
9. To consider and approve amendments to the Bank's Procedural Rules for Board of Directors.
10. To consider and approve amendments to the Bank's Procedural Rules for Board of Supervisors.
11. To consider and approve the election and re-election of directors of the Bank.
12. To consider and approve the remuneration schemes for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and Independent Non-executive Directors of the Bank.
13. To consider and approve the 2006 performance appraisal results and performance bonus plans for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and the Supervisors.
14. To consider the duty report of Independent Non-executive Directors of the Bank. Note 9

SPECIAL RESOLUTION

15. To amend the Articles of Association of the Bank.

"THAT the Articles of Association of the Bank be amended as follows:

(1) Article 1: "The Articles of Association (hereinafter referred to as the "Articles") is formulated in accordance with the Company Law of the People's Republic of China (hereinafter referred to as "Company Law"), Commercial Banking Law of the People's Republic of China (hereinafter referred to as "Commercial Banking Law"), Special Provisions on Companies Limited by Shares Issuing Shares and Offshore Public Listing by the State Council (hereinafter referred to as "Special Provisions"), Prerequisite Clauses of Articles of Association of Companies Seeking for Offshore Public Listing (hereinafter referred to as "Prerequisite Clauses") and other relative laws, administrative regulations and rules, for the purpose of protecting the legitimate rights and interests of Bank of China Limited (hereinafter referred to as the "Bank or "BOC"), its shareholders and creditors, and standardizing the organization and activities of the Bank." is proposed to be amended as:

"Article 1 The Articles of Association (hereinafter referred to as the "Articles") is formulated in accordance with the Company Law of the People's Republic of China (hereinafter referred to as "Company Law"), the Securities Law of the People's Republic of China (hereinafter referred to as "Securities Law"), Commercial Banking Law of the People's Republic of China (hereinafter referred to as "Commercial Banking Law"), Special Provisions on Companies Limited by Shares Issuing Shares and Offshore Public Listing by the State Council (hereinafter referred to as "Special Provisions"), Prerequisite Clauses of Articles of Association of Companies Seeking for Offshore Public Listing (hereinafter referred to as "Prerequisite Clauses") and other relevant laws, administrative regulations and rules, for the purpose of protecting the legitimate rights and interests of Bank of China Limited (hereinafter referred to as the "Bank or "BOC"), its shareholders and creditors, and regulating the organization and activities of the Bank."

(2) Article 24: "1. offering new shares to non-specific investors" is proposed to be amended as:

"1. public offering; 2. private placing"

(3) Section 1 of Article 69: "Shareholders' meeting shall be the body of authority of the Bank. It shall exercise the following functions and powers according to law: 1. Decide on the business operation policies review and approve material investment plans of the Bank that are required to be submitted to shareholders' meeting for approval; 2. Elect and replace directors and decide on matters concerning the remuneration of directors; 3. Elect and replace the supervisors appointed from the shareholder representatives and external supervisors, and decide on matters concerning the remuneration of supervisors; 4. Examine and approve reports of the board of directors; 5. Examine and approve reports of the board of supervisors; 6. Examine and approve the Bank's annual financial budget and final account proposals; 7. Examine and approve the Bank's plans for profit distribution and loss make-up; 8. Adopt resolutions concerning the increase or reduction of the Bank's registered capital; 9. Adopt resolutions on matters such as merger, division, dissolution, liquidation or change of incorporation nature of the Bank; 10. Adopt resolutions on bonds issuance by the Bank; 11. Adopt resolutions on any other issuance of securities and public listing plans; 12. Amend the Articles of the Bank; 13. Adopt resolutions on the appointment or dismissal or cessation of appointment of accounting firms by the Bank; 14. Examine proposals raised by the shareholders representing 3% or more of the Bank's voting shares; and 15. Examine other matters to be resolved by shareholders' meeting under laws, administrative regulations, listing rules of the place of listing and the Articles." is proposed to be amended as:

dissolution, liquidation or change of organizational form of the Bank; 6. Amendment to the Articles; 7. Repurchase of shares of the Bank; and 8. Other matters stipulated by the Articles and decided in ordinary resolutions adopted by the shareholders' meeting as having significant impact on the Bank and requiring adoption by way of special resolutions." is proposed to be amended as:

"The following items shall be adopted in the form of special resolutions: 1. Increase or reduction of the Bank's registered capital or issuance of any category of shares, warrants of share subscription or other similar securities; 2. Issuance of the Bank's bonds; 3. Plans of issuance of other securities or public listing; 4. Purchase or sale of material assets or provision of security interest having the value of more than 30% of the Bank's total assets within a one year period; 5. Division, merger, dissolution, liquidation or change of nature of organization of the Bank; 6. Amendment to the Articles; 7. Repurchase of shares of the Bank in accordance with Article 29 1.1, Article 29 1.2, and Article 29 1.3; 8. Share incentive scheme; and 9. Other matters stipulated by the laws, regulations, Articles and resolutions which have been adopted by ordinary resolutions of a shareholders meeting as having significant impact on the Bank and requiring adoption by way of special resolution."

(9) Article 108: "Shareholders' meeting shall maintain meeting minutes, which shall record the following information: 1. The number of voting shares held by shareholders who attend shareholders' meeting, and its proportion to the total number of shares of the Bank; 2. The convening date and venue of the meeting; 3. Name of the chairman of the meeting and agenda of the meeting; 4. Key points of the speech by each speaker on every item for resolution; 5. The voting result on each item for resolution; 6. The resolutions regarding the proposals raised by shareholders shall list out the name or trade name of the shareholders, the shareholding percentage and the content of such proposals; 7. Shareholders' enquiries and suggestions, and the answers and explanation of board of directors and the board of supervisors; 8. Other contents deemed as necessary by shareholders' meeting and stipulated under the Articles to be recorded in minutes of shareholders' meeting." is proposed to be amended as:

"Minutes of meetings shall be kept for shareholders' meeting, and the secretary of the board of directors shall be responsible for such minutes. The meeting minutes shall record the following information: 1. The number of voting shares held by shareholders who attend shareholders' meeting, and its proportion to the total number of shares of the Bank; 2. The convening date and venue of the meeting; 3. Name of the chairman of the meeting, agenda of the meeting and the name of the convener; 4. Key points of the speech by each speaker on every item for resolution; 5. The voting result on each item for resolution; 6. The resolutions regarding the proposals raised by shareholders shall list out the name or trade name of the shareholders, the shareholding percentage and the content of such proposals; 7. Shareholders' enquiries and suggestions, and the answers and explanation of board of directors and the board of supervisors; 8. Names of Lawyer, tally clerk and scrutineer; 9. Other contents deemed as necessary by shareholders' meeting and stipulated under the Articles to be recorded in minutes of shareholders' meeting."

(10) Article 109: "Minutes of shareholders' meeting shall be signed by the chairman of the meeting, attending directors and recorder, and filed by the board secretary at the Bank's domicile for the Bank's record at the Bank's domicile, together with the signature book of the attending directors and proxy letters of the proxies." is proposed to be amended as:

"Minutes of shareholders' meeting shall be signed the chairman of the meeting, attending directors, supervisors, the secretary of the board of directors, the convener or its representative and the recorder, and filed by the board secretary for the Bank's record at the Bank's domicile, together with the signature book of the attending directors and proxy letters of the proxies."

(11) Article 112: "The board of directors can engage lawyers to witness the shareholders' meeting and issue legal opinions. The board of directors can engage notaries to witness the shareholders' meeting." is proposed to be amended as:

"The board of directors shall engage lawyers to issue legal opinions and make announcement in respect of the following issues:

1. Whether the taking place of and the procedures for the shareholder meeting is in compliance with the laws, regulations and this Article.
2. Whether the qualification of the person attending the shareholder meeting and the person convening the shareholder meeting are valid.
3. Whether the voting procedure and consequence are valid;
4. Other matters as required by the Bank."

(12) Article 128. "If the resignation of a director causes the number of directors on the Bank's board of directors to fall below the minimum number of directors required by law, the resignation of such director shall only become effective after his/her successor fills the vacancy of director caused by such resignation. If the resignation of an independent director causes the number of independent directors on the Bank's board of directors to fall below the minimum number of independent directors required by law, the written resignation of such independent director shall only become effective after his/her successor fills the vacancy of independent director caused by such resignation.

Board of directors shall convene an extraordinary shareholders' meeting at the earliest opportunity to elect a director to fill the vacancy." is proposed to be amended as:

"If the resignation of a director causes the number of directors on the Bank's board of directors to fall below the minimum number of directors required by law, the resignation of such director shall only become effective after his/her successor fills the vacancy of director caused by such resignation. If the resignation of an independent director causes the number of independent directors on the Bank's board of directors to fall below the minimum number of independent directors required by law, the written resignation of such independent director shall only become effective after his/her successor fills the vacancy of independent director caused by such resignation.

Unless the resignation falls within the circumstances stated above, the resignation becomes effective when the resignation report is submitted to the board of directors

BEST AVAILABLE COPY

BEST AVAILABLE COPY

"Shareholders' meeting shall be the body of authority of the Bank. It shall exercise the following functions and powers according to law: 1. Decide on the business operation policies, review and approve material investment plans of the Bank that are required to be submitted to shareholders' meeting for approval; 2. Elect and replace directors and decide on matters concerning the remuneration of directors; 3. Elect and replace the supervisors appointed from the shareholder representatives and the external supervisors, and decide on matters concerning the remuneration of supervisors; 4. Examine and approve reports of the board of directors; 5. Examine and approve reports of the board of supervisors; 6. Examine and approve proposals on the Bank's annual financial budget and financial statements; 7. Examine and approve the Bank's plans for profit distribution and loss make-up; 8. Adopt resolutions concerning the increase or reduction of the Bank's registered capital; 9. Adopt resolutions on matters such as merger, division, dissolution, liquidation or change of nature of organization of the Bank; 10. Adopt resolutions on bonds issuance by the Bank; 11. Adopt resolutions on any other issuance of securities and public listing plans; 12. Amend the Articles of the Bank; 13. Adopt resolutions on the appointment or dismissal or cessation of appointment of accounting firms by the Bank; 14. Examine and approve the purchase or sale of material assets that exceeding 30% of the latest audited total assets; 15. Examine and approve the change of use of capital raised; 16. Examine and approve share incentive scheme; 17. Examine and approve proposals raised by the shareholders individually or in aggregate representing 3% or more of the Bank's voting shares; and 18. Examine and approve other matters to be resolved by shareholders' meeting under laws, administrative regulations, listing rules of the place of listing and the Articles."

(4) The following is proposed to be added immediately after Article 66:

"The venue of a shareholders' meeting of the Bank shall be the domicile of the Bank or any other place resolved by the board of directors.

(5) Article 77: "Legal person shareholders shall be represented by its legal representative or proxy entrusted by its legal representative to attend the meeting. Legal representative attending the meeting shall present his/her identification card, effective proof to his/her qualification as a legal representative and certificate of shareholding. When a proxy is entrusted to attend the meeting, he/she shall present his/her identification card, written proxy or authorization letter issued by the legal representative of the legal person shareholder and certificate of shareholding." is proposed to be amended as:

"Individual shareholder attending the meeting in person shall present his/her identification card, effective certificate/proof of his/her identification and certificate of shareholding. When a proxy attends the meeting in place of the shareholder, he/she shall present his/her valid identification card, written proxy or authorization letter issued by the individual shareholder.

Legal person shareholders shall be represented by its legal representative or proxy entrusted by its legal representative to attend the meeting. Legal representative attending the meeting shall present his/her identification card, effective proof of his/her qualification as a legal representative. When a proxy is entrusted to attend the meeting, he/she shall present his/her identification card, written proxy or authorization letter issued by the legal representative of the legal person shareholder."

(6) Article 83: "Two or more shareholders ("Proposing Shareholders") holding a total of 10% or more of the shares carrying voting right of the Bank may sign one or more written requests of identical form and substance requesting the board of directors to convene an extraordinary shareholders' meeting or a meeting of shareholders of different categories and stating the subject of the meeting. The Proposing Shareholders shall make sure that the content of the proposal is in compliance with laws, administrative regulations and the Articles. The aforesaid shareholding shall be calculated as of the day on which the written request is made." is proposed to be amended as:

"Shareholders ("Proposing Shareholders") individually or in aggregate holding a total of 10% or more of the shares of the Bank have the right to request in writing to the board of directors to convene an extraordinary shareholders' meeting or a meeting of shareholders of different categories. Two or more shareholders holding a total of 10% or more of the shares carrying voting right of the Bank may sign one or more written requests of identical form and substance requesting the board of directors to convene a meeting of shareholders of different categories and stating the subject of the meeting. The Proposing Shareholders shall ensure that the content of the proposal is in compliance with laws, administrative regulations and the Articles. The aforesaid shareholding shall be calculated as of the day on which the written request is made."

(7) Article 89: "Any shareholders who hold, severally or jointly with others, 3% or more voting shares of the Bank shall have the right to propose and submit in writing to the board of directors special proposals 10 days prior to the convening of shareholders' meeting. The Bank shall notify other shareholders within 2 days of receipt of such proposals and include in the agenda for the meeting the matters in the proposals that fall within the scope of duties of the shareholders' meeting.

The contents of a special proposal shall fall within the scope of duties of the shareholders' meeting and shall contain definite subject and specific matters to be decided." is proposed to be amended as:

"The board of directors, the board of supervisors, and any shareholders who hold, individually or in aggregate, 3% or more voting shares of the Bank shall have the right to propose a resolution in shareholders' meeting.

Any shareholders who hold, individually or in aggregate, 3% or more voting shares of the Bank shall have the right to propose and submit in writing to the board of directors interim proposals 10 days prior to convening the shareholders' meeting. The Bank shall notify other shareholders within 2 days of receipt of such proposals and include in the agenda for the meeting the matters in the proposals that fall within the scope of duties of the shareholders' meeting. The contents of an interim proposal shall fall within the scope of duties of the shareholders' meeting and shall contain definite subject and specific matters to be decided.

Except as prescribed for in the above paragraph, after having circulated the notice for shareholders' meeting, the convener shall not change the proposals included in the notice for shareholders' meeting or add any new proposals.

Shareholders shall not vote and resolve on a proposal which is not included in the notice for a shareholder meeting or one which is not in compliance with Article 91."

(8) Article 101: "The following items shall be adopted in the form of special resolutions: 1. Increase or reduction of the Bank's registered capital or issuance of any category of shares, warrants of share subscription or other similar securities; 2. Issuance of the Bank's bonds; 3. Plans of issuance of other securities or public listing; 4. Purchase or sale of material assets or provision of security interest with an amount of more than 30% of the Bank's total assets value within one year period; 5. Division, merger,

Board of directors shall convene an extraordinary shareholders' meeting at the earliest opportunity to elect a director to fill the vacancy."

(13) The following is proposed to be added after Article 252:

"A notice sent by the bank may be made by way of an announcement: Once announced, the notice is deemed as being received by all relevant parties.

(14) Section 4 of Article 267: "pay off outstanding taxes" is proposed to be amended as: "pay off outstanding taxes and those taxes arising from liquidation"

THAT the Board is authorised to adjust the sequence of articles according to above amendment, and make amendments to those designated articles according to requirements of relevant regulatory authorities."

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 25 April 2007

As at the date of this Notice, the Directors of the Bank are: XIAO Gang, LI Lihui, ZHANG Jinghua, YU Erniu*, ZHU Yan*, ZHANG Xinze*, HONG Zhihua*, HUANG Haibo*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, HUA Qingshan, LI Zaohang, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN# and Alberto TOGNI#.*

* *Non-executive directors*
\# *Independent non-executive directors*

Notes:

1. The amended procedural rules for shareholders' meetings, the amended procedure rules for Board of Directors, the amended procedural rules for Board of Supervisors, biographical details of the directors to be elected and re-elected, remuneration schemes for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and Independent Non-executive Directors, 2006 performance appraisal results and performance bonus plans for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and the Supervisors and the duty report of the independent non-executive directors are set out in Appendices II, III, IV, V, VI, VII and VIII of the circular which will be despatched to holders of H shares on or about the same day of this Notice. The circular can also be viewed and downloaded from the Bank's website at www.boc.cn or the website of the Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.

2. According to the Articles of Association of the Bank, resolutions at a shareholders' meeting shall be decided by show of hands unless a poll is demanded before or after any vote on a show of hands. A poll may be demanded by (i) the Chairman of the meeting; or (ii) at least two shareholders entitled to vote, present in person or by proxy; or (iii) one or more shareholders present in person or by proxy holding individually or jointly 10% (inclusive) or more of the shares carrying the right to vote at the meeting. As a good corporate governance practice, the Chairman of the meeting has indicated that he would direct that each of the resolutions set out in the notice of the meeting be voted on by poll.

3. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote instead of him/her. A proxy need not be a member of the Bank.

4. In order to be valid, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, should be deposited at the Bank's Board Secretariat Department (for holders of A shares) or the H Share Registrar of the Bank, Computershare Hong Kong Investor Services Limited (for holders of H shares), at least 24 hours before the meeting or adjourned meeting. The Bank's Board Secretariat Department is located at Bank of China Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing 100818, the People's Republic of China. Computershare Hong Kong Investor Services Limited is located at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. Completion and return of a proxy form will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he/she so wish.

5. The H Share Register of Members of the Bank will be closed, for the purpose of determining shareholders' entitlement to attend the annual general meeting, from Wednesday, 16 May 2007 to Thursday, 14 June 2007 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Bank's H Share Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Tuesday, 15 May 2007. A shareholders whose names appear on the Register of Members maintained by the Shanghai Branch Company of China Securities Registration and Clearing Company Limited and H Shares shareholders whose names appear on the Register of Members maintained by Computershare Hong Kong Investor Services Limited as at the close of market on Friday, 8 June 2007, are eligible to attend the Annual General Meeting.

6. In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Bank in respect of the joint shareholding.

7. Shareholders who intend to attend the meeting in person or by proxy should return the reply slip for the Annual General Meeting to the Board Secretariat Department of the Bank (for holders of A shares) or the Bank's H Share Registrar, Computershare Hong Kong Investor Services Limited (for holders of H shares), on or before 25 May 2007. The address of the Bank's Board Secretariat Department is Bank of China Building, No. 1 Fuxingmen Nei Dajie, Xicheng District, Beijing, 100818, the People's Republic of China (Tel: (8610) 6659 4567 or (8610) 6659 4981, Fax: (8610) 6659 4579). Computershare Hong Kong Investor Services Limited is located at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong ((852) 2862 8633).

8. The meeting is expected to last for about half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses. Shareholders or their proxies shall produce their identity documents.

9. Pursuant to the requirements under rules of shareholders' meeting of listed companies of China Securities Regulatory Commission, independent non-executive director shall issue a duty report in Annual General Meeting. Such report will be submitted to shareholders for consideration but not for shareholders' approval. The duty report of independent non-executive directors is set out in Appendix VIII of the circular for shareholders' information. The circular will be despatched to holders of H shares on or about the same day of this Notice.

BANK OF CHINA

中國銀行股份有限公司

Date : 30 April 2007

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

Report for the First Quarter ended 31 March 2007

The Board of Directors (the "Board") of Bank of China Limited (the "Bank") is pleased to announce the unaudited results of the Bank and its subsidiaries (the "Group") for the first quarter ended 31 March 2007. This announcement is made by the Bank pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I. BASIC INFORMATION

1.1 Key financial data and performance indicators

1.1.1 ***Key financial data and performance indicators for the Group prepared in accordance with International Financial Reporting Standards ("IFRS")***

	As at 31 March 2007	As at 31 December 2006	Increase/(decrease) compared to 31 December 2006 (%)
Total assets (RMB million)	5,598,852	5,327,653	5.09
Equity attributable to equity holders of the Bank (RMB million)	393,882	382,917	2.86
Net assets per share (RMB)	1.55	1.51	2.86

	Three month period ended 31 March 2007	Three month period ended 31 March 2006	Increase/ (decrease) compared to three month period ended 31 March 2006 (%)
Net cash outflow from operating activities (RMB million)	(777)	(29,711)	97.38
Net cash outflow from operating per share (RMB)	(0.003)	(0.140)	97.86

	Three month period ended 31 March 2007	Three month period ended 31 March 2006	Increase/(decrease) compared to three month period ended 31 March 2006 (%)
Profit after tax (RMB million)	12,985	11,214	15.79
Profit attributable to equity holders of the Bank (RMB million)	11,718	9,963	17.62
Earnings per share (basic and diluted, RMB)	0.05	0.05	—
Return on average equity (Annualized, excluding minority interest)	12.07%	16.89%	(4.82) percentage points

On 16 March 2007, the National People's Congress approved the new PRC Enterprise Income Tax Law. This legislation will reduce the enterprise income tax rate for domestic enterprises from 33% to 25% with effect from 2008. In accordance with International Accounting Standards (No. 12), the Group re-measured its net deferred tax assets of the domestic operations as at the date of pronouncement of the new Income Tax Law to reflect future realisation at the newly enacted tax rate and thereby increased the tax expenses by RMB4,178 million. This adjustment is of one-off in nature. Excluding such impact, the Group's profit after tax would be RMB17,163 million, and profit attributable to equity holders of the Bank would be RMB15,896 million, an increase of 53.05% and 59.55%, respectively, compared to the first quarter of the prior year.

1.1.2 ***Reconciliation between IFRS and CAS Financial Information***

The reconciliations of the Group's net profit attributable to equity holders of the Bank for the three month periods ended 31 March 2006 and 2007 and consolidated equity as at 31 March 2007 and 31 December 2006 prepared under IFRS to those under Chinese Accounting Standards ("CAS") are set forth below. The unaudited financial information as at 31 December 2006 and for the three month period ended 31 March 2006 has been restated in accordance with CAS issued by the Ministry of Finance in February 2006 which was effective 1 January 2007.

	Equity (including minority interest)		Net profit attributable to equity holders of the Bank	
(Amount in millions of RMB)	As at 31 March 2007	As at 31 December 2006	Three month period ended 31 March 2007	Three month period ended 31 March 2006
CAS figures	429,344	417,325	12,147	9,898
Adjustments for differences in accounting standards:				
Reversal of asset revaluation surplus, related depreciation and other items	(6,377)	(6,521)	144	97
Deferred tax impact	1,594	2,152	(573)	(32)
Subtotal	(4,783)	(4,369)	(429)	65
IFRS figures	424,561	412,956	11,718	9,963

1.2 Number of shareholders and top ten shareholders

1.2.1 ***As at 31 March 2007, the Bank's total number of shareholders was 1,073,786, comprising 345,923 holders of H Share and 727,863 holders of A Share.***

1.2.2 ***Top ten shareholders of A Share as at 31 March 2007 that were not subject to selling restrictions***

No.	Name of shareholder	Number of shares not subject to selling restrictions (Share)
1	Agricultural Bank of China – Dacheng Active Growth Stock Securities Investment Fund	89,627,909
2	Agricultural Bank of China – Baoying Strategic Growth Stock Securities Investment Fund	80,256,120
3	China Pacific Life Insurance Co., Ltd – Traditional – Ordinary Insurance Products	55,370,580
4	China Life Insurance (Group) Company – Traditional – General Insurance	55,044,524
5	ICBC – SSE 50 Trading Open-end Index Securities Investment Fund	48,452,875
6	International Finance – Standard Chartered – CITIGROUP GLOBAL MARKETS LIMITED	47,475,735
7	Agricultural Bank of China – Jingshun Great Wall Domestic Demand Open-ended Securities Investment Fund	30,800,000
8	New China Life Insurance Co. Ltd – Dividend – Personal Dividend – 018L – FH002 SH	27,905,180
9	China Life Insurance Company Limited – Traditional – Ordinary Insurance Products – 005L – CT001 SH	27,058,100
10	China Pacific Life Insurance Co., Ltd – Dividend – Personal Dividend	26,282,563

Note: Certain of the above shareholders are under common control. Save for this, the Bank is not aware of any connected relationship among the above-mentioned shareholders or whether they are parties acting in concert.

1.2.3 *Top ten shareholders of H Share as at 31 March 2007*

No.	Name of shareholder	Number of shares held (Share)
1	HKSCC Nominees Limited	30,270,836,046
2	RBS China Investments S.à.r.l.	20,942,736,236
3	Asia Financial Holdings Pte. Ltd	10,471,368,118
4	National Council for Social Security Fund, PRC	8,377,341,329
5	UBS AG	3,377,860,684
6	Asian Development Bank	506,679,102
7	The Bank of Tokyo-Mitsubishi UFJ Ltd	473,052,000
8	Wingreat International Limited	420,490,000
9	Best Sense Investments Limited	236,526,000
10	Turbo Top Limited	236,526,000

Note: The number of shares held by H Share shareholders was as recorded in the Register of Members maintained by the H Share Registrar of the Bank as at 31 March 2007.

II. SIGNIFICANT EVENTS

2.1 Significant changes of major financial statement items and indicators and the reasons thereof

√ Applicable ☐ Not Applicable

The Group's key financial items and indicators which fluctuated over 30% compared to the first quarter of 2006:

Items	Three month period ended 31 March 2007 (RMB million)	Three month period ended 31 March 2006 (RMB million)	% Change from first quarter of 2006	Main reasons
Net interest income	34,373	26,218	31.10%	Increase in net interest margin and average interest-earning assets
Net fee and commission income	5,168	3,150	64.06%	Growth in businesses including fund distribution, bank card, and credit commitment and guarantee.
Net trading (losses)/gains	(735)	1,141	(164.42%)	Increase of net loss from revaluation of foreign exchange position due to the accelerated appreciation of RMB against major foreign currencies. In addition, interest earned from relatively higher yielding foreign currency denominated assets (including assets arising from USD/RMB swaps entered into by the Group to take advantage of interest differentials) was reported under "interest income", but the related swap costs were included in "net trading (losses)/gains".
Net gains/(losses) on investment securities	606	152	298.68%	Increase in gains arising from the disposal of available-for-sale securities.
Profit before income tax	24,561	17,754	38.34%	Increase due to the above-mentioned factors.
Income tax	(11,576)	(6,540)	77.00%	Increase of income tax expenses for the first quarter of 2007 was mainly due to: (1) re-measurement of deferred tax assets which accounted for an increase of tax expenses amounting to RMB4,178 million (see 1.1.1); and (2) the increase of profit for the period. Excluding the impact under (1) above, the effective income tax rate for the first quarter of 2007 would be 30.12%, largely consistent with that of the prior year.

2.2 Development of significant events, related impact and resolution

☐ Applicable √ Not Applicable

2.3 Fulfillment of undertakings by the company, shareholders and controlling parties

√ Applicable ☐ Not Applicable

Based on the best knowledge of the Bank, undertakings by the Bank, its shareholders and controlling parties were fulfilled during the reporting period.

2.4 Warnings and explanations of any forecasted losses or significant changes to retained earnings brought from the beginning of the financial year to the end of next reporting period

☐ Applicable √ Not Applicable

III. QUARTERLY REPORT

This announcement is simultaneously available on the website of the Stock Exchange of Hong Kong Limited at www.hkex.com.hk and that of the Bank at www.boc.cn. The first quarter report prepared in accordance with the IFRS is also simultaneously posted on the website of the Bank at www.boc.cn. The first quarter report prepared in accordance with the CAS is also available on the website of the Shanghai Stock Exchange at www.sse.com.cn and that of the Bank at www.boc.cn.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 30 April 2007

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, ZHANG Jinghua, YU Erniu*, ZHU Yan*, ZHANG Xinze*, HONG Zhihua*, HUANG Haibo*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, HUA Qingshan, LI Zaohang, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN# and Alberto TOGNI#.*

* *Non-executive directors*
# *Independent non-executive directors*

中國銀行

BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(The "Bank")

(Stock Code: 3988)

OVERSEAS REGULATORY ANNOUNCEMENT

Pursuant to relevant regulations in the People's Republic of China (the "PRC"), the Bank will publish an "Announcement Regarding Resolutions of the Board of Directors of Bank of China Limited" on 30 April 2007 in newspapers in the PRC. The following is a reproduction of the announcement for information purpose only.

30 April 2007

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, ZHANG Jinghua, YU Erniu*, ZHU Yan*, ZHANG Xinze*, HONG Zhihua*, HUANG Haibo*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, HUA Qingshan, LI Zaohang, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN# and Alberto TOGNI#.*

* *Non-executive directors*

\# *Independent non-executive directors*

Stock Code: 601988 Bank of China No.: 2007-007

Announcement Regarding Resolutions of the Board of Directors of Bank of China Limited

Bank of China Limited (the "Bank") and all members of its board of directors warrant that the information disclosed is authentic, accurate and complete, and contains no false representations, misleading statements or material omissions.

The notice of meeting of the Board of Directors of Bank of China Limited held on April 27, 2007 had been sent to all Directors and Supervisors on April 13, 2007 by means of paper documents and email and the meeting was convened on April 27, 2007 in Beijing. Number of directors who should be present is 16 and 14 of them attended the meeting in person, Sir Fred Goodwin and Mr. Anthony Neoh entrusted Chairman Xiao Gang to attend the meeting and to vote on their behalf, which is in compliance with the provisions of the Company Law and the Articles of Association of the Bank. Non-voting attendees to the meeting included members of the Board of Supervisors and the Senior Management. Mr. Xiao Gang, Chairman of the Board of Directors, presided over the meeting. The following resolutions were discussed and adopted by signed paper ballots by Directors present:

1. Proposal on the 2007 First Quarter Report of Bank of China Limited

   Votes For: 16 Votes Against: 0 Abstention Votes: 0

2. Proposal on the Renewal of Directors and Officers Liability Insurance Policy

   The Board of Directors has resolved and approved the Bank's renewal of its "D&O Policy" with the policy coverage of USD50 million at a total premium of not more than USD700,000. The panel of insurers includes Huatai Insurance Company of China Limited, AIU Insurance Company Shanghai Branch, Federal Insurance Company Shanghai Branch, Allianz Insurance Company Guangzhou Branch, and Bank of China Insurance Company Limited.

   Votes For: 16 Votes Against: 0 Abstention Votes: 0

The announcement is hereby made.

Board of Directors
Bank of China Limited
April 30, 2007

Monthly Return On Movement of Listed Equity Securities (Form I)

Your submission has been approved ! Please record the Submission No. for future reference.

Submission Details

Date/Time submitted	02/05/2007 16:48:03	Submitted By	03988P02
Date/Time Approved	02/05/2007 16:48:03	Approved By	03988P01
Submission No.	EBIS-070502-00021	Status	Approved

Company Code	LM03988 Bank of China Limited		
Your Capacity			
Announcement Category	Unvetted	Announcement Type	Monthly Return I
Contact Person	Jason C.W. Yeung		
Contact No.	2846 2700		

For the month ended : 30/04/2007

Name of Company	LM03988 Bank of China Limited		
Contact Person	Jason C.W. Yeung		
Contact Telephone No.	2846 2700	Date submitted	02/05/2007

Section A Section B Section C Section D

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

- [x] Ordinary shares
- [ ] Preference shares
- [ ] Equity Warrants
- [ ] Other Classes of Shares

Section A Section B Section C Section D

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 3988 Description : H shares

No. of Shares	Par Value	Authorised Share Capital

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month	76,020,251,269	RMB	1.00	76,020,251,269
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month	76,020,251,269	RMB	1.00	76,020,251,269

(2) Stock Code : Description : A shares

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month	177,818,910,740	RMB	1.00	177,818,910,740
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month	177,818,910,740	RMB	1.00	177,818,910,740

2. Preference Shares

Stock Code : Description :

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

3. Other Classes of Shares

Stock Code : Description :

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date) (dd/mm/yyyy)				
Balance at close of the month		HKD		

Total Authorised Share Capital at the end of the Month RMB 253,839,162,009

Section A Section B Section C Section D

C. Movement in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month				
Balance at close of the month	76,020,251,269	177,818,910,740		

Section A Section B Section C Section D

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom

Ordinary (1)
Ordinary (2)
Preference
Other Class

Total Exercised Money During the Month HKD

Equity Warrants

	Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Sthares Arising Therefrom
1.	( ) Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class
2.	( ) Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class
3.	( ) Stock Code Subscription Price HKD	HKD				Ordinary (1) Ordinary (2) Preference Other Class
4.	( )	HKD				Ordinary (1) Ordinary (2)

Stock Code

Subscription Price HKD

Preference

Other Class

Convertibles

	Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
1.		HKD				
	Stock Code					Ordinary (1)
	Subscription Price HKD					Ordinary (2)
						Preference
						Other Class
2.		HKD				
	Stock Code					Ordinary (1)
	Subscription Price HKD					Ordinary (2)
						Preference
						Other Class
3.		HKD				
	Stock Code					Ordinary (1)
	Subscription Price HKD					Ordinary (2)
						Preference
						Other Class

Other Issues of Shares

	Type of Securities			No. Of New Shares Arising Therefrom
1.	Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	
				Ordinary (1)
				Ordinary (2)
				Preference
				Other Class
2.	Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	
				Ordinary (1)
				Ordinary (2)
				Preference
				Other Class
3.	Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	
				Ordinary (1)
				Ordinary (2)
				Preference
				Other Class
4.	Please Select One	At Price : HKD	Issue and allotment Date : (dd/mm/yyyy)	
				Ordinary (1)
				Ordinary (2)
				Preference
				Other Class
5.	**Bonus Issue**		Issue and allotment Date : (dd/mm/yyyy)	
				Ordinary (1)

				○ Ordinary (2) ○ Preference ○ Other Class
6. **Repurchase of share**		Cancellation Date: (dd/mm/yyyy)		◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
7. **Redemption of share**		Redemption Date: (dd/mm/yyyy)		◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class
8. **Other** (Please specify)	At Price : HKD	Issue and allotment date		◉ Ordinary (1) ○ Ordinary (2) ○ Preference ○ Other Class

Remarks (Max 160 Characters):

Authorised Signatory

* Name Jason C.W. Yeung

* Title Company Secretary

OK

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Announcement Regarding Appointment of Senior Management

Bank of China Limited and all members of Board of Directors warrant that the information disclosed is authentic, accurate and complete, and contains no false representations, misleading statements or material omissions.

The Board of Directors of Bank of China Limited ("Bank of China" or the "Bank") has approved the appointment of Mr. Ng Peng Khian as Chief Audit Officer of the Bank. Mr. Ng Peng Khian's qualification has also been approved by competent regulatory authorities.

Mr. Ng Peng Khian, 51, holds Singaporean Citizenship. Prior to joining the Bank, he worked in DBS Bank as Managing Director and Chief Internal Auditor, and subsequently served as the Senior Vice President and Head of Internal Audit in CISCO Security Pte Ltd. Mr. Ng holds qualifications of Certified Internal Auditor and Certified Information Systems Auditor. Mr. Ng possesses extensive experience in the internal auditing of banks through working in such area for more than 20 years.

The announcement is hereby made.

Board of Directors of Bank of China Limited

April 17, 2007

Announcement regarding the change of sponsor of Bank of China Limited

Bank of China Limited ("the Bank") and all members of the Board of Directors of the Bank warrant that the information disclosed is authentic, accurate and complete, and contains no false representations, misleading statements or material omissions.

The Bank recently received a notice from China Galaxy Securities Company Limited and was notified that China Galaxy Securities Company Limited had purchased the businesses of underwriting of securities, investment banking and relevant securities assets of the original China Galaxy Securities Co., Ltd according to the approval for the opening of China Galaxy Securities Company Limited (CSRC Jigou Zi No. 322) released by CSRC as at Dec. 29, 2006. Accordingly, it is hereby notified that one of the Bank's sponsors has been changed from the original China Galaxy Securities Co., Ltd to China Galaxy Securities Company Limited since April 6, 2007.

The announcement is hereby notified.

Board of Directors
Bank of China Limited

April 19, 2007

Bank of China Limited
Notice of 2006 Annual General Meeting

Bank of China Limited (hereinafter the "Bank") and all members of the Board of Directors (hereinafter the "Board") warrant that the information disclosed is authentic, accurate and complete, and contains no false representations, misleading statements or material omissions.

Notice for Material Contents:

- Time of Annual General Meeting (hereinafter the "Meeting"): 3:00 p.m. of June 14, 2007
- Venue of the Meeting: Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China
- Method of the Meeting: on-site meeting, and on-site voting
- Agenda of the Meeting:
  1. To consider and approve the 2006 Annual Report of the Bank;
  2. To consider and approve the 2006 working report of the Board of Directors of the Bank;
  3. To consider and approve the 2006 working report of the Board of Supervisors of the Bank;
  4. To consider and approve the 2006 annual financial statements of the Bank;
  5. To consider and approve the 2007 annual budget of the Bank;
  6. To consider and approve the 2006 profit distribution plan of the Bank;
  7. To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers Hong Kong as the Bank's external auditors for 2007;
  8. To consider and approve the amendments to the Bank's *Procedural Rules for Shareholders' Meeting*;
  9. To consider and approve the amendments to the Bank's *Procedural Rules for Board of Directors*;
  10. To consider and approve the amendments to the Bank's *Procedural Rules for Board of Supervisors*;
  11. To consider and approve the election of directors of the Bank;
  12. To consider and approve the remuneration schemes for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and

Bank;

(13.2) To consider and approve the 2006 performance appraisal results and performance bonus plan for the Chairman of the Board of Supervisors of the Bank;

(13.3) To consider and approve the 2006 performance appraisal results and performance bonus plan for the Supervisors of the Bank;

(14)To consider the duty report of Independent Non-Executive Directors (this issue does not need a resolution);

2. Issue to be resolved by special resolution

(15)To consider and approve the amendments to the Articles of Association of the Bank.

It is proposed to amend the Bank's Articles of Association as follows:

a. Article 1: "The Articles of Association (hereinafter referred to as the "Articles") is formulated in accordance with the Company Law of the People's Republic of China (hereinafter referred to as "Company Law"), Commercial Banking Law of the People's Republic of China (hereinafter referred to as "Commercial Banking Law"), Special Provisions on Companies Limited by Shares Issuing Shares and Offshore Public Listing by the State Council (hereinafter referred to as "Special Provisions"), Prerequisite Clauses of Articles of Association of Companies Seeking for Offshore Public Listing (hereinafter referred to as "Prerequisite Clauses") and other relative laws, administrative regulations and rules, for the purpose of protecting the legitimate rights and interests of Bank of China Limited (hereinafter referred to as the "Bank" or "BOC"), its shareholders and creditors, and standardizing the organization and activities of the Bank." is proposed to be amended as:

"The Articles of Association (hereinafter referred to as the "Articles") is formulated in accordance with the Company Law of the People's Republic of China (hereinafter referred to as "Company Law"), the Securities Law of the People's Republic of China (hereinafter referred to as "Securities Law"), Commercial Banking Law of the People's Republic of China (hereinafter referred to as "Commercial Banking Law"), Special Provisions on Companies Limited by Shares Issuing Shares and Offshore Public Listing by the State Council (hereinafter referred to as "Special Provisions"), Prerequisite Clauses of Articles

Bank of China Limited
Notice of 2006 Annual General Meeting

Bank of China Limited (hereinafter the "Bank") and all members of the Board of Directors (hereinafter the "Board") warrant that the information disclosed is authentic, accurate and complete, and contains no false representations, misleading statements or material omissions.

Notice for Material Contents:

- Time of Annual General Meeting (hereinafter the "Meeting"): 3:00 p.m. of June 14, 2007
- Venue of the Meeting: Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China
- Method of the Meeting: on-site meeting, and on-site voting
- Agenda of the Meeting:
  1. To consider and approve the 2006 Annual Report of the Bank;
  2. To consider and approve the 2006 working report of the Board of Directors of the Bank;
  3. To consider and approve the 2006 working report of the Board of Supervisors of the Bank;
  4. To consider and approve the 2006 annual financial statements of the Bank;
  5. To consider and approve the 2007 annual budget of the Bank;
  6. To consider and approve the 2006 profit distribution plan of the Bank;
  7. To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers Hong Kong as the Bank's external auditors for 2007;
  8. To consider and approve the amendments to the Bank's *Procedural Rules for Shareholders' Meeting*;
  9. To consider and approve the amendments to the Bank's *Procedural Rules for Board of Directors*;
  10. To consider and approve the amendments to the Bank's *Procedural Rules for Board of Supervisors*;
  11. To consider and approve the election of directors of the Bank;
  12. To consider and approve the remuneration schemes for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and

Independent Non-Executive Directors;

13. To consider and approve the 2006 performance appraisal results and performance bonus plans for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and the Supervisors;
14. To consider the duty report of Independent Non-Executive Directors;
15. To consider and approve the amendments to the Articles of Association of the Bank.

Pursuant to Resolutions passed by the Board of Directors dated March 22, 2007 and the Board of Supervisors at the 2nd meeting of the 1st session of the Board of Supervisors, details of 2006 Annual General Meeting of the Bank are as follows:

I. Basic Information of the Meeting

1. The convener of the Meeting: Board of Directors of the Bank
2. Date and time of the Meeting: 3:00 p.m. on June 14, 2007
3. Venue of the Meeting: Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China
4. Method of the Meeting: on-site meeting, and on-site voting

II. Proposals to be Considered/Approved in the Meeting

1. Issues to be resolved by ordinary resolutions

(1) To consider and approve the 2006 Annual Report of the Bank;
(2) To consider and approve the 2006 working report of the Board of Directors of the Bank;
(3) To consider and approve the 2006 working report of the Board of Supervisors of the Bank;
(4) To consider and approve the 2006 annual financial statements of the Bank;
(5) To consider and approve the 2007 annual budget of the Bank;
(6) To consider and approve the 2006 profit distribution plan of the Bank;
(7) To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers Hong Kong as the Bank's external auditors for 2007;
(8) To consider and approve the amendments to the Bank's *Procedural Rules for*

Shareholders' Meeting;

(9) To consider and approve the amendments to the Bank's *Procedural Rules for Board of Directors*;

(10) To consider and approve the amendments to the Bank's *Procedural Rules for Board of Supervisors*;

(11) To consider and approve the election of directors of the Bank;

(11.1) To consider and approve the election of Mr. XIAO Gang as executive director of the Bank;

(11.2) To consider and approve the election of Mr. LI Lihui as executive director of the Bank;

(11.3) To consider and approve the election of Mr. HUA Qingshan as executive director of the Bank;

(11.4) To consider and approve the election of Mr. LI Zaohang as executive director of the Bank;

(11.5) To consider and approve the election of Mr. Anthony Francis NEOH as independent non-executive director of the Bank;

(11.6) To consider and approve the election of Mr. HUANG Shizhong as independent non-executive director of the Bank;

(11.7) To consider and approve the election of Madam. HUANG Danhan as independent non-executive director of the Bank;

(12) To consider and approve the remuneration schemes for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and Independent Non-Executive Directors;

(12.1) To consider and approve the remuneration scheme for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors;

(12.2) To consider and approve the remuneration scheme for Independent Non-Executive Directors;

(13) To consider and approve the 2006 performance appraisal results and performance bonus plans for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and the Supervisors;

(13.1) To consider and approve the 2006 performance appraisal results and performance bonus plan for the Chairman of the Board of Directors of the

Bank;

(13.2) To consider and approve the 2006 performance appraisal results and performance bonus plan for the Chairman of the Board of Supervisors of the Bank;

(13.3) To consider and approve the 2006 performance appraisal results and performance bonus plan for the Supervisors of the Bank;

(14)To consider the duty report of Independent Non-Executive Directors (this issue does not need a resolution);

2. Issue to be resolved by special resolution

(15)To consider and approve the amendments to the Articles of Association of the Bank.

It is proposed to amend the Bank's Articles of Association as follows:

a. Article 1: "The Articles of Association (hereinafter referred to as the "Articles") is formulated in accordance with the Company Law of the People's Republic of China (hereinafter referred to as "Company Law"), Commercial Banking Law of the People's Republic of China (hereinafter referred to as "Commercial Banking Law"), Special Provisions on Companies Limited by Shares Issuing Shares and Offshore Public Listing by the State Council (hereinafter referred to as "Special Provisions"), Prerequisite Clauses of Articles of Association of Companies Seeking for Offshore Public Listing (hereinafter referred to as "Prerequisite Clauses") and other relative laws, administrative regulations and rules, for the purpose of protecting the legitimate rights and interests of Bank of China Limited (hereinafter referred to as the "Bank" or "BOC"), its shareholders and creditors, and standardizing the organization and activities of the Bank." is proposed to be amended as:

"The Articles of Association (hereinafter referred to as the "Articles") is formulated in accordance with the Company Law of the People's Republic of China (hereinafter referred to as "Company Law"), the Securities Law of the People's Republic of China (hereinafter referred to as "Securities Law"), Commercial Banking Law of the People's Republic of China (hereinafter referred to as "Commercial Banking Law"), Special Provisions on Companies Limited by Shares Issuing Shares and Offshore Public Listing by the State Council (hereinafter referred to as "Special Provisions"), Prerequisite Clauses of Articles

of Association of Companies Seeking for Offshore Public Listing (hereinafter referred to as "Prerequisite Clauses") and other relevant laws, administrative regulations and rules, for the purpose of protecting the legitimate rights and interests of Bank of China Limited (hereinafter referred to as the "Bank" or "BOC"), its shareholders and creditors, and regulating the organization and activities of the Bank."

b. Article 24: "1.offering new shares to non-specific investors" is proposed to be amended to:

"1. public offering; 2. private placing "

c. Section 1 of Article 65: "Shareholders' meeting shall be the body of authority of the Bank. It shall exercise the following functions and powers according to law: 1.Decide on the business operation policies, review and approve material investment plans of the Bank that are required to be submitted to shareholders' meeting for approval; 2.Elect and replace directors and decide on matters concerning the remuneration of directors; 3. Elect and replace the supervisors appointed from the shareholder representatives and external supervisors, and decide on matters concerning the remuneration of supervisors; 4. Examine and approve reports of the board of directors; 5.Examine and approve reports of the board of supervisors; 6.Examine and approve the Bank's annual financial budget and final account proposals; 7. Examine and approve the Bank's plans for profit distribution and loss make-up; 8. Adopt resolutions concerning the increase or reduction of the Bank's registered capital; 9.Adopt resolutions on matters such as merger, division, dissolution, liquidation or change of incorporation nature of the Bank; 10.Adopt resolutions on bonds issuance by the Bank; 11.Adopt resolutions on any other issuance of securities and public listing plans; 12.Amend the Articles of the Bank; 13. Adopt resolutions on the appointment or dismissal or cessation of appointment of accounting firms by the Bank; 14.Examine proposals raised by the shareholders representing 3% or more of the Bank's voting shares; and 15.Examine other matters to be resolved by shareholders' meeting under laws, administrative regulations, listing rules of the place of listing and the Articles." is proposed to be amended as:

"Shareholders' meeting shall be the body of authority of the Bank. It shall exercise the following functions and powers according to law: 1. Decide on the business operation policies, review and approve material investment plans of the

Bank that are required to be submitted to shareholders' meeting for approval; 2. Elect and replace directors and decide on matters concerning the remuneration of directors; 3. Elect and replace the supervisors appointed from the shareholder representatives and the external supervisors, and decide on matters concerning the remuneration of supervisors; 4. Examine and approve reports of the board of directors; 5. Examine and approve reports of the board of supervisors; 6. Examine and approve proposals on the Bank's annual financial budget and financial statements; 7. Examine and approve the Bank's plans for profit distribution and loss make-up; 8. Adopt resolutions concerning the increase or reduction of the Bank's registered capital; 9. Adopt resolutions on matters such as merger, division, dissolution, liquidation or change of nature of organization of the Bank; 10. Adopt resolutions on bonds issuance by the Bank; 11. Adopt resolutions on any other issuance of securities and public listing plans; 12. Amend the Articles of the Bank; 13. Adopt resolutions on the appointment or dismissal or cessation of appointment of accounting firms by the Bank; 14. Examine and approve the purchase or sale of material assets that exceeding 30% of the latest audited total assets; 15. Examine and approve the change of use of capital raised; 16. Examine and approve share incentive scheme; 17. Examine and approve proposals raised by the shareholders individually or in aggregate representing 3% or more of the Bank's voting shares; and 18. Examine and approve other matters to be resolved by shareholders' meeting under laws, administrative regulations, listing rules of the place of listing and the Articles."

d. The following is proposed to be added immediately after Article 66:

"The venue of a shareholders' meeting of the Bank shall be the domicile of the Bank or any other place resolved by the board of directors."

e. Article 77: "Legal person shareholders shall be represented by its legal representative or proxy entrusted by its legal representative to attend the meeting. Legal representative attending the meeting shall present his/her identification card, effective proof to his/her qualification as a legal representative and certificate of shareholding. When a proxy is entrusted to attend the meeting, he/she shall present his/her identification card, written proxy or authorization letter issued by the legal representative of the legal person shareholder and certificate of shareholding." is proposed to be amended as:

"Individual shareholder attending the meeting in person shall present his/her

identification card, effective certificate/proof of his/her identification and certificate of shareholding. When a proxy attends the meeting in place of the shareholder, he/she shall present his/her valid identification card, written proxy or authorization letter issued by the individual shareholder. Legal person shareholders shall be represented by its legal representative or proxy entrusted by its legal representative to attend the meeting. Legal representative attending the meeting shall present his/her identification card, effective proof of his/her qualification as a legal representative. When a proxy is entrusted to attend the meeting, he/she shall present his/her identification card, written proxy or authorization letter issued by the legal representative of the legal person shareholder."

f. Article 83: "Two or more shareholders ("Proposing Shareholders") holding a total of 10% or more of the shares carrying voting right of the Bank may sign one or more written requests of identical form and substance requesting the board of directors to convene an extraordinary shareholders' meeting or a meeting of shareholders of different categories and stating the subject of the meeting. The Proposing Shareholders shall make sure that the content of the proposal is in compliance with laws, administrative regulations and the Articles. The aforesaid shareholding shall be calculated as of the day on which the written request is made." is proposed to be amended as:

"Shareholders ("Proposing Shareholders") individually or in aggregate holding a total of 10% or more of the shares of the Bank have the right to request in writing to the board of directors to convene an extraordinary shareholders' meeting or a meeting of shareholders of different categories. Two or more shareholders holding a total of 10% or more of the shares carrying voting right of the Bank may sign one or more written requests of identical form and substance requesting the board of directors to convene a meeting of shareholders of different categories and stating the subject of the meeting. The Proposing Shareholders shall ensure that the content of the proposal is in compliance with laws, administrative regulations and the Articles. The aforesaid shareholding shall be calculated as of the day on which the written request is made."

g. Article 89: "Any shareholders who hold, severally or jointly with others, 3% or more voting shares of the Bank shall have the right to propose and submit in writing to the board of directors special proposals 10 days prior to the convening of shareholders' meeting. The Bank shall notify other shareholders within 2 days

of receipt of such proposals and include in the agenda for the meeting the matters in the proposals that fall within the scope of duties of the shareholders' meeting.
The contents of a special proposal shall fall within the scope of duties of the shareholders' meeting and shall contain definite subject and specific matters to be decided." is proposed to be amended as:

"The board of directors, the board of supervisors, and any shareholders who hold, individually or in aggregate, 3% or more voting shares of the Bank shall have the right to propose a resolution in shareholders' meeting.
Any shareholders who hold, individually or in aggregate, 3% or more voting shares of the Bank shall have the right to propose and submit in writing to the board of directors interim proposals 10 days prior to convening the shareholders' meeting. The Bank shall notify other shareholders within 2 days of receipt of such proposals and include in the agenda for the meeting the matters in the proposals that fall within the scope of duties of the shareholders' meeting.
The contents of an interim proposal shall fall within the scope of duties of the shareholders' meeting and shall contain definite subject and specific matters to be decided.
Except as prescribed for in the above paragraph, after having circulated the notice for shareholders meeting, the convener shall not change the proposals included in the notice for shareholder meeting or add any new proposals.
Shareholders shall not vote and resolve on a proposal which is not included in the notice for a shareholder meeting or one which is not in compliance with Article 91."

h. Article 101: "The following items shall be adopted in the form of special resolutions: 1.Increase or reduction of the Bank's registered capital or issuance of any category of shares, warrants of share subscription or other similar securities; 2. Issuance of the Bank's bonds; 3.Plans of issuance of other securities or public listing;4. Purchase or sale of material assets or provision of security interest with an amount of more than 30% of the Bank's total assets value within one year period;5. Division, merger, dissolution, liquidation or change of organizational form of the Bank; 6.Amendment to the Articles; 7.Repurchase of shares of the Bank; and 8. Other matters stipulated by the Articles and decided in ordinary resolutions adopted by the shareholders' meeting as having significant impact on the Bank and requiring adoption by way of special resolutions." is proposed to be amended as:

"The following items shall be adopted in the form of special resolutions: 1. Increase or reduction of the Bank's registered capital or issuance of any category of shares, warrants of share subscription or other similar securities; 2. Issuance of the Bank's bonds; 3. Plans of issuance of other securities or public listing; 4. Purchase or sale of material assets or provision of security interest having the value of more than 30% of the Bank's total assets within a one year period; 5. Division, merger, dissolution, liquidation or change of nature of organization of the Bank; 6. Amendment to the Articles; 7. Repurchase of shares of the Bank 8. Share incentive scheme; and 9. Other matters stipulated by the laws, regulations, Articles and resolutions which have been adopted by ordinary resolutions of a shareholders meeting as having significant impact on the Bank and requiring adoption by way of special resolution."

i. Article 108: "Shareholders' meeting shall maintain meeting minutes, which shall record the following information: 1. The number of voting shares held by shareholders who attend shareholders' meeting, and its proportion to the total number of shares of the Bank; 2. The convening date and venue of the meeting; 3. Name of the chairman of the meeting and agenda of the meeting; 4. Key points of the speech by each speaker on every item for resolution; 5. The voting result on each item for resolution; 6. The resolutions regarding the proposals raised by shareholders shall list out the name or trade name of the shareholders, the shareholding percentage and the content of such proposals; 7. Shareholders' enquiries and suggestions, and the answers and explanation of board of directors and the board of supervisors; 8. Other contents deemed as necessary by shareholders' meeting and stipulated under the Articles to be recorded in minutes of shareholders' meeting." is proposed to be amended as:

"Minutes of meetings shall be kept for shareholders' meeting, and the secretary of the board of directors shall be responsible for such minutes. The meeting minutes shall record the following information: 1.The number of voting shares held by shareholders who attend shareholders' meeting, and its proportion to the total number of shares of the Bank; 2. The convening date and venue of the meeting; 3. Name of the chairman of the meeting, agenda of the meeting and the name of the convener; 4. Key points of the speech by each speaker on every item for resolution; 5. The voting result on each item for resolution; 6. The resolutions regarding the proposals raised by shareholders shall list out the name or trade name of the shareholders, the shareholding percentage and the content of such proposals; 7. Shareholders' enquiries and suggestions, and the answers and

explanation of board of directors and the board of supervisors; 8 Names of Lawyer, tally clerk and scrutineer; 9.Other contents deemed as necessary by shareholders' meeting and stipulated under the Articles to be recorded in minutes of shareholders' meeting."

j. Article 109: "Minutes of shareholders' meeting shall be signed by the chairman of the meeting, attending directors and recorder, and filed by the board secretary at the Bank's domicile for the Bank's record at the Bank's domicile, together with the signature book of the attending directors and proxy letters of the proxies." is proposed to be amended as:

"Minutes of shareholders' meeting shall be signed by the chairman of the meeting, attending directors, supervisors, the secretary of the board of directors, the convener or its representative and the recorder, and filed by the board secretary for the Bank's record at the Bank's domicile, together with the signature book of the attending directors and proxy letters of the proxies."

k. Article 112: "The board of directors can engage lawyers to witness the shareholders' meeting and issue legal opinions. The board of directors can engage notaries to witness the shareholders' meeting." is proposed to be amended as:

"The board of directors shall engage lawyers to issue legal opinions and make announcement in respect of the following issues: 1. Whether the taking place of and the procedures for the shareholders' meeting is in compliance with the laws, regulations and this Article; 2. Whether the qualification of the person attending the shareholders' meeting and the person convening the shareholders' meeting are valid; 3. Whether the voting procedure and consequence are valid; 4. Other matters as required by the Bank."

l. Article 128: "If the resignation of a director causes the number of directors on the Bank's board of directors to fall below the minimum number of directors required by law, the resignation of such director shall only become effective after his/her successor fills the vacancy of director caused by such resignation. If the resignation of an independent director causes the number of independent directors on the Bank's board of directors to fall below the minimum number of independent directors required by law, the written resignation of such independent director shall only become effective after his/her successor fills the vacancy of independent director caused by such resignation.

Board of directors shall convene an extraordinary shareholders' meeting at the earliest opportunity to elect a director to fill the vacancy." is proposed to be amended as:

"If the resignation of a director causes the number of directors on the Bank's board of directors to fall below the minimum number of directors required by law, the resignation of such director shall only become effective after his/her successor fills the vacancy of director caused by such resignation. If the resignation of an independent director causes the number of independent directors on the Bank's board of directors to fall below the minimum number of independent directors required by law, the written resignation of such independent director shall only become effective after his/her successor fills the vacancy of independent director caused by such resignation.

Unless the resignation falls within the circumstances stated above, the resignation becomes effective when the resignation report is submitted to the board of directors.

Board of directors shall convene an extraordinary shareholders' meeting at the earliest opportunity to elect a director to fill the vacancy."

m. The following is proposed to be added after Article 252:

"A notice sent by the bank may be made by way of an announcement; once announced, the notice is deemed as being received by all relevant parties."

n. Section 4 of Article 267: "pay off outstanding taxes" is proposed to be amended as: "pay off outstanding taxes and those taxes arising from liquidation"

The Board of Directors proposes to be authorized to adjust the sequence of articles according to above amendments, and make amendments to those designated articles according to requirements of relevant regulatory authorities.

Please refer to the announcements of Board Meeting Resolutions publicized on China Securities, Shanghai Securities, and Securities Times on March 23, 2007 for information in which the independent opinions of the Independent Non-Executive Directors regarding the above proposals are included. The CVs and other information need to be disclosed of the candidates for the directors of the Bank are included in the Bank's 2006 Annual Report which was available on the website of the Shanghai Stock

Exchange (www.sse.com.cn) and the website of the Bank (www.boc.cn), and the materials of the Annual General Meeting which have been uploaded today on aforesaid websites.

III. Meeting Participants

1. A Share shareholders who register with Shanghai branch of China Securities Depository and Clearing Corporation Limited, and H Share shareholders who register with Central Registration Hong Kong Limited on and before the record date for the Meeting, which is June 8, 2007 (Friday);

2. Proxy/proxies who are entrusted by shareholders who have the right to attend the Meeting and vote, do not have to be shareholders of the Bank (see Appendix 1 for the Proxy Form);

3. Directors, Supervisors and Senior Management of the Bank;

4. The law firms who are engaged by the Bank to witness the meeting, King & Wood PRC Lawyers, and Freshfields Bruckhaus Deringer;

5. The external auditors engaged by the Bank, PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers Hong Kong.

IV. Registration of the Meeting

1. Time of registration: from 9:00 a.m. of June12, 2007 to 2:50 p.m. of June14, 2007.

2. Method of registration:

On-site registration: from 9:00 a.m. of June12, 2007 to 11:00 a.m. of June14, 2007, at Board Secretariat of the Bank, 1 Fuxingmen Nei Dajie, Beijing, China; from 1:00 p.m. of June14, 2007 to 2:50 p.m. of June 14, 2007, Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, China.

   a. An individual shareholder, who is qualified to attend the Meeting shall present his/her identification card or other effective certificate/proof of his/her identification, and certificate of shareholding etc. When a proxy attends the meeting in place of the shareholder, he/she shall present his/her valid

identification card, written proxy or authorization letter issued by the individual shareholder, and certificate of shareholding of the individual shareholder for registration.

b. A legal person shareholder who is qualified to attend the Meeting shall be represented by its legal representative or proxy entrusted by its legal representative to attend the meeting. Legal representative attending the meeting shall present his/her identification card, effective proof of his/her qualification as a legal representative, and certificate of shareholding. When a proxy is entrusted to attend the meeting, he/she shall present his/her identification card, written proxy or authorization letter issued by the legal representative of the legal person shareholder, and certificate of shareholding for registration.

c. One copy of above registration materials shall be provided. The copy of individual's material shall be signed. The copy of a legal person shareholder's material shall be affixed the official seal of the legal person.

Off-site Registration: From 9:00 a.m. of June 12, 2007 to 11:00 a.m. of June 14, 2007, all aforesaid materials shall be faxed or emailed to Board Secretariat of the Bank, 1 Fuxingmen Nei Dajie, Beijing, China for registration. All original proof documents shall be presented at the Meeting.

V. Other Issues

1. The reply slip (see Appendix 2) shall be delivered to Board Secretariat of the Bank by hand, mailing or fax by May 23, 2007 (Wednesday), after being completed and signed.
2. Contact method of the Meeting
   Address: Board Secretariat, Bank of China Limited, 1 Fuxingmen Nei Dajie, Beijing, PRC
   Post Code: 100818
   Contact persons: Mr. Zhang Handong, Ms. Jiang Zhuo
   Phone number: 86-10-66594567, 66594981
   Fax: 86-10-66594579
   Email: bocir@bank-of-china.com
3. The Meeting is predicted to last for half a day, and all Meeting participants shall bear their own transportation and accommodation expenses.

4. Materials for the Annual General Meeting of 2006 are available on the website of the Shanghai Stock Exchange (www.sse.com.cn) and the website of the Bank (www.boc.cn).

The announcement is hereby made.

Board of Directors of Bank of China Limited
April 25, 2007

Appendix:
1. Proxy Form for the Annual General Meeting of Bank of China Limited on 14 June 2007 and at any adjournment thereof

2. Reply slip for Annual General Meeting of Bank of China Limited

Appendix 1

PROXY FORM

For the Annual General Meeting of Bank of China Limited on 14 June 2007 and at any adjournment thereof

I (We), as shareholder(s) of Bank of China Limited, entrust the chairman of the Meeting to vote at or entrust (Mr./Ms)__________ to attend and vote at 2006 Annual General Meeting of the Bank dated June 14, 2007 on behalf of me/us.

Voting Instructions:

No.	Proposals	For	Against	Abstain
	Ordinary resolution			
1	To consider and approve the 2006 Annual Report of the Bank			
2	To consider and approve the 2006 working report of the Board of Directors of the Bank			
3	To consider and approve the 2006 working report of the Board of Supervisors of the Bank			
4	To consider and approve the 2006 annual financial statements of the Bank			
5	To consider and approve the 2007 annual budget of the Bank			
6	To consider and approve the 2006 profit distribution plan of the Bank			
7	To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers Hong Kong as the Bank's external auditors for 2007			
8	To consider and approve the amendments to the Bank's Procedural Rules for Shareholders' Meeting			
9	To consider and approve the amendments to the Bank's Procedural Rules for Board of Directors			
10	To consider and approve the amendments to the Bank's Procedural Rules for Board of Supervisors			
11	To consider and approve the election of directors of the Bank			

11.1	To consider and approve the election of Mr. XIAO Gang as executive director of the Bank			
11.2	To consider and approve the election of Mr. LI Lihui as executive director of the Bank			
11.3	To consider and approve the election of Mr. HUA Qingshan as executive director of the Bank			
11.4	To consider and approve the election of Mr. LI Zaohang as executive director of the Bank			
11.5	To consider and approve the election of Mr. Anthony Francis NEOH as independent non-executive director of the Bank			
11.6	To consider and approve the election of Mr. HUANG Shizhong as independent non-executive director of the Bank			
11.7	To consider and approve the election of Madam. HUANG Danhan as independent non-executive director of the Bank			
12	To consider and approve the remuneration schemes for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and Independent Non-Executive Directors			
12.1	To consider and approve the remuneration scheme for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors			
12.2	To consider and approve the remuneration scheme for Independent Non-Executive Directors			
13	To consider and approve the 2006 performance appraisal results and performance bonus plans for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and the Supervisors			
13.1	To consider and approve the 2006 performance appraisal results and performance bonus plan for the Chairman of the Board of Directors of the Bank			
13.2	To consider and approve the 2006 performance appraisal results and performance bonus plan for the Chairman of the Board of Supervisors of the Bank			
13.3	To consider and approve the 2006 performance appraisal results and performance bonus plan for the Supervisors of the Bank			
14	To consider the duty report of Independent	/	/	/

	Non-Executive Directors	/	/	/
Special resolution				
15	To consider and approve the amendments to the Articles of Association of the Bank			

Note:

1. For above proposals, the trustor could tick in boxes of for, against and abstain for voting instruction.

2. A proxy could vote on his/her own intention if the trustor has no voting instruction.

3. Any press cutting, copy or home made copy of the proxy form is valid.

4. The proxy form becomes effective upon being completed and delivered to Board Secretariat of Bank of China Limited by hand, mailing, fax, or email by 3:00 p.m. of June 13, 2007.

Signature/Stamp of Trustor	Identification Card Number of Trustor
Number of Shares held by Trustor	Shareholder Account of Trustor
Signature of Proxy	Identification Card Number of Proxy
Power of Proxy:	
Date of Proxy:	Effective period of proxy is ended on the termination of this Meeting and/or any its adjourned meeting
Note: Individual shareholder shall sign and legal person shareholder shall affix the official seal to the proxy form.	

Appendix 2

REPLY SLIP

For Annual General Meeting of Bank of China Limited

<table>
<tr><td colspan="2">Name of Shareholder</td><td colspan="4"></td></tr>
<tr><td colspan="2">Address of Shareholder</td><td colspan="4"></td></tr>
<tr><td colspan="2">Name of person attending Annual General Meeting</td><td colspan="2"></td><td>Identification Card Number</td><td></td></tr>
<tr><td colspan="2">Trustor (Name of legal representative)</td><td colspan="2"></td><td>Identification Card Number</td><td></td></tr>
<tr><td colspan="2">Number of Shares Held</td><td colspan="2"></td><td>Code of Shareholder</td><td></td></tr>
<tr><td>Contact Person</td><td></td><td>Phone Number</td><td></td><td>Fax</td><td></td></tr>
<tr><td colspan="6">Intention of expressing opinions and points of opinions:</td></tr>
<tr><td colspan="6"></td></tr>
<tr><td colspan="6">Signature/Seal of Shareholder

Date:</td></tr>
</table>

Note:

1. Any press cutting, copy or home made copy of such reply slip is valid.

2. The completed and signed reply slip shall be delivered to Board Secretariat of Bank of China Limited by hand, mailing or fax on or before May 23, 2007 (Wednesday).

3. If shareholder intends to express his/her opinions at this Meeting, please indicate such intention in brief (together with approximate time required) in the above corresponding box. Please note that in view of time constraint, the expression of opinions by shareholders will be arranged in accordance with registration. The Bank could not guarantee that all shareholders who have indicated their intention to express their opinions in this reply slip could do so at the Annual General Meeting.

Bank of China Limited
Meeting Materials of 2006 Annual General Meeting

Board of Directors of Bank of China Limited

April 25, 2007

Agenda

Time of the Annual General Meeting (hereinafter the "Meeting"): 3:00 p.m. on June 14, 2007

Venue of the Meeting: Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China

Convener of the Meeting: Board of Directors of Bank of China Limited (hereinafter the "Bank")

Presider of the Meeting: Chairman Xiao Gang of Board of Directors

Agenda of the Meeting:

1. To announce the beginning of the meeting
2. To announce the attendance of the meeting
3. To introduce basic information of the Meeting and elect the tally clerk and scrutineer
4. To consider the proposals
5. Q&A
6. Voting time
7. Adjournment (caculation of the ballots)
8. To announce the voting results and resolutions of the Meeting
9. To declare the legal opinion
10. Close of the meeting

Contents

1. 2006 Annual Report of the Bank

Please refer to 2006 Annual Report of the Bank published at www.sse.com.cn and www.boc.cn.

2. 2006 working report of the Board of Directors of the Bank

According to the requirements of PRC Company Law, approval of the working report of the Board of Directors is the right of shareholders. Pursuant to the Rules of Shareholders' Meeting of Listed Companies of the China Securities Regulatory Commission, the Board of Directors should issue a report with respect to their work in the preceding year at annual shareholders' meeting. 2006 working report of the Board of Directors of the Bank is set out in relevant sections of the 2006 Annual Report of the Bank.

3. 2006 working report of the Board of Supervisors of the Bank

According to the requirements of PRC Company Law, approval of the working report of the Board of Supervisors is the right of shareholders. Pursuant to the Rules of Shareholders' Meeting of Listed Companies of the China Securities Regulatory Commission, the Board of Supervisors should issue a report with respect to their work in the preceding year at annual shareholders' meeting. 2006 working report of the Board of Supervisors of the Bank is set out in the "Report of Board of Supervisors" in the 2006 Annual Report of the Bank.

4. 2006 annual financial statements of the Bank

"2006 annual financial statements of the Bank" is set out in the audited financial statements as contained in the 2006 Annual Report of the Bank.

5. 2007 annual budget of the Bank

According to the overall development strategy and the requirements for business development, the Bank plans to invest RMB11.5 billion into fixed asset in 2007. Details are as follows:

Items	Domestic Branches		Overseas Operations	
(Unit: RMB billion)	Amount in 2006	Budget for 2007	Amount in 2006	Budget for 2007
Office Building (incl: information	3.19	3.15	0.13	0.41
Operating equipment	0.70	0.80	0.13	0.47
Transportation	0.30	0.15	0.04	0.02
IT investment/electronic equipment	1.74	5.20	0.53	1.30
Total	5.93	9.30	0.83	2.20

1. The budget for domestic fixed asset investment amounts to RMB9.3 billion for 2007. Of which, investment in office buildings (including information centers) amounts to RMB3.15 billion, which will mainly be used for supporting the setting up of branches and updating demands and supporting the building-up of facilities for the IT blueprint infrastrusture. RMB 2.65 billion (including RMB 0.55 billion for the Beijing and Shanghai information centers infrastructure projects) will be used on items that had been approved before 2006 and RMB0.5 billion will be used on items newly added or reapplied for approval in 2007. Investment in operating equipment amounts to RMB0.8 billion, which will mainly be used for purchasing security equipment in branches. Investment in transportation amounts to RMB 0.15 billion, which will mainly be used to meet the urgent demands of some of the branches to renew the business vehicles. Investment in IT amounts to RMB 5.2 billion, of which RMB 2.6 billion will be used in connection with the IT blueprint which will mainly be used for CBS outsoucing, MIS and infrastructure facilities under the IT blueprint. Investment in other items amounts to RMB 2.6 billion, which will mainly be used in automatic banking equipments for personal banking, university campus card items, bank card equipment and security maintenance, test environment of the quality control center, etc.

2. The budget for investment in fixed asset of the overseas operations amounts to RMB2.2 billion in 2007. Of which, investment in office buildings (including information centers) amounts to RMB0.41 billion, investment in operating equipment amounts to RMB 0.47 billion, investment in transportation amounts to RMB0.02 billion and investment in IT amounts to RMB1.30 billion.

6. 2006 profit distribution plan of the Bank

Pursuant to the Dividend Distribution Policies of the Bank approved by the Board of Directors in April 2006, the proposed profit distribution for 2006 are as follows:

1. Appropriation to statutory surplus reserve of RMB2,283,685,170.09

2. Appropriation to general reserve of RMB4,537,062,364.04

3. No appropriation to discretionary reserve

4. Total dividend distribution of approximately RMB10,154 billion.

Dividends should be distributed pursuant to the Dividend Distribution Policies of the Bank and based on policy stated in the Prospectus of the Bank as follows:

"in respect of the period beginning on the date of the Clobal Offering and ending on June 30, 2006, no dividend will be distributed;" "in respect of the period beginning on July 1, 2006 and ending on December 31, 2006, it is anticipated that dividend will be distributed in an aggregrate amount between 35% and 45% of our profit attributable to our equity holders for such period."

The Board of Directors has recommended a final dividend of RMB0.04 per share, subject to the approval of shareholders at the forthcoming AGM to be held on Thursday, 14 June 2007. The total dividend distribution represented 44.40% (under PRC GAAP) and 43.38% (under IFRS) of the Group's net profit of the second half of 2006. If approved, detail arrangement of the final dividend distribution for each holder of A Shares and H Shares will be announced after the AGM separately.

The 2006 final dividend of the Bank will be denominated and declared in RMB. Dividend for A Share shareholders will be paid in RMB and dividend for H Share shareholders will be paid in Hong Kong dollars. RMB will be converted into Hong Kong dollars based on the average exchange rate prevailing one week before 14 June 2007 (such day inclusive), being the date of the Bank's AGM, as announced by the People's Bank of China for such conversion.

7. Proposal for the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers Hong Kong as the Bank's external auditors for the year 2007

The Board of Directors suggested to re-appoint PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers Hong Kong as the Bank's external auditors for the year 2007 at the fee of USD 20.10 million.

For the year ended 31 December 2006, the auditors' fees paid by the Group for the audit of its financial statements (including the audit of the financial statements for overseas branches and subsidiaries) to PricewaterhouseCoopers and its member firms was RMB 183 million.

The Bank also incurred approximately RMB 136 million for the services provided by Price waterhouseCoopers Hong Kong and PricewaterhouseCoopers Zhong Tian CPAs Limited Company in respect of the initial public offerings (the "IPOs") and listing of the Bank's shares on the Shanghai Stock Exchange and Hong Kong Stock Exchange. This amount has been charged to the capital reserve account.

Except for the above-mentioned IPOs service fees, neither PricewaterhouseCoopers Hong Kong nor PricewaterhouseCoopers Zhong Tian CPAs Limited Company has provided any material non-audit services to the Bank. In 2006, the total professional fees paid for non-audit services, exclusive of the IPOs service fees, to PricewaterhouseCoopers Hong Kong and PricewaterhouseCoopers Zhong Tian CPAs Limited Company were RMB18 million.

8. Bank of China Limited Procedural Rules for Shareholders' Meeting

Chapter 1 General Provisions

Article 1 For the purpose of ensuring shareholders to legally exercise their functions and powers and shareholders' meeting to be operated stably, orderly and normatively, in accordance with the Company Law of the People's Republic of China (hereinafter referred to as "Company Law"), the Securities Law of the People's Republic of China (hereinafter referred to as "Securities Law") and Bank of China Limited Articles of Association (hereinafter referred to as the "Articles") and in consideration of Bank of China Limited (hereinafter referred to as the "Bank") practical situation, the Bank formulated Bank of China Limited Procedural Rules for Shareholders' Meeting(hereinafter referred to as the "Procedural Rules").

Article 2 No changes resulting from share transfers may be made to the register of shareholders within 30 days prior to a shareholders' general meeting or 5 days prior to the record date set by the Bank for the purpose of distribution of dividends.

Article 3 When the Bank is to convene a shareholders' general meeting, distribute dividends, liquidate or carry out other acts requiring confirmation of equity interests, the board of directors shall decide a date for determination of equity interests. Shareholders whose names appear on the register at the end of that day shall be the shareholders of the Bank.

Article 4 Shareholders who legally hold the shares of the Bank have the right to attend the shareholders' meeting in person or entrust a proxy to attend the shareholders' meeting, and legally enjoy right of information, right of expressing opinion, enquiry right and voting right etc.

Article 5 While the Bank convenes a shareholders' meeting, lawyers shall be

engaged to issue legal opinions and announcement shall be made in respect of the following issues:

1. Whether the taking place of and the procedures for the shareholders' meeting is in compliance with the laws, regulations and this Article;
2. Whether the qualification of the person attending the shareholders' meeting and the person convening the shareholders' meeting are valid;
3. Whether the voting procedure and consequence are valid;
4. Other matters as required by the Bank.

Chapter 2 Functions and Powers of Shareholders' Meeting

Article 6 Shareholders' meeting shall be the body of authority of the Bank. It shall legally exercise the following functions and powers:

1. Decide on the business operation policies, review and approve material investment plans of the Bank that are required to be submitted to shareholders' meeting for approval;
2. Elect and replace directors and decide on matters concerning the remuneration of directors;
3. Elect and replace the supervisors appointed from the shareholder representatives and external supervisors, and decide on matters concerning the remuneration of supervisors;
4. Examine and approve reports of the board of directors;
5. Examine and approve reports of the board of supervisors;
6. Examine and approve the Bank's annual financial budget and final account proposals;
7. Examine and approve the Bank's plans for profit, distribution and loss make-up;
8. Adopt resolutions concerning the increase or reduction of the Bank's registered capital;
9. Adopt resolutions on matters such as merger, division, dissolution, liquidation or

change of incorporation nature of the Bank;

10. Adopt resolutions on bonds issuance by the Bank;
11. Adopt resolutions on any other issuance of securities and public listing plans;
12. Amend the Articles of the Bank;
13. Adopt resolutions on the appointment or dismissal or cessation of appointment of accounting firms by the Bank;
14. Examine and approve the purchase or sale of material assets that exceeding 30% of the latest audited total assets, of the most recent year;
15. Examine and approve the change of use of raised capital;
16. Examine and approve share incentive scheme;
17. Examine and approve proposals raised by the shareholders severally and jointly representing 3% or more of the Bank's voting shares; and
18. Examine and approve other matters to be resolved by shareholders' meeting under laws, administrative regulations, listing rules of the place of listing and the Articles.

Under necessary, reasonable and legal circumstances, the shareholders' meeting may authorize the board of directors to decide on specific matters which are related to such resolution matters but cannot or are not necessary to be determined in the shareholders' meeting immediately.

Regarding the authorization by the shareholders' meeting to the board of directors, if the authorized matters shall be approved by ordinary resolutions, such authorization shall be adopted by at least a majority of the voting rights held by the shareholders present at the shareholders' meeting (including proxies); if the matters shall be approved by special resolutions, such authorization shall be adopted by at least two-third of the voting rights held by the shareholders present at the shareholders' meeting (including proxies). The authorization shall be clear and specific.

Chapter 3 The Convening of Shareholders' Meeting

Article 7 There are two types of shareholders' meetings: the annual shareholders' meetings and the extraordinary shareholders' meetings. The shareholders' meeting shall be convened by the board of directors. Annual shareholders' meeting shall be held once a year within six (6) months after the end of the last fiscal year. In cases where the meeting is postponed for special reasons, China Banking Regulatory Commission shall be timely informed and provided with the reasons therefor.

Article 8 The extraordinary shareholders' meeting shall be convened within two (2) months upon the occurrence of any of the following events:

1. the number of directors is less than the number stipulated by PRC Company Law, or less than two-third of the number required by the Articles;
2. the outstanding balance of the Bank's loss that had not been made-up reaches one-third of the Bank's total paid-in share capital;
3. shareholder(s) who holds (or hold) ten percent (10%) or more of the Bank's shares presents a request to convene an extraordinary shareholders' meeting;
4. the board of directors deems it as necessary or the board of supervisors proposes that the meeting be convened;
5. at least half (no less than two) of independent directors propose that the meeting be convened;
6. at least half (no less than two) of external supervisors propose that the meeting be convened.

In respect of item (2) above, the limitation of time for convening the special shareholder' meeting shall be calculated from the date when the Bank knows the occurrence of such circumstance.

The number of shares held by shareholders requesting for the extraordinary shareholders' meeting in paragraph (3) shall be counted based on the record of the date the written request is presented by the shareholders.

Under above circumstances (1) and (2), if the board of directors does not convene an

extraordinary shareholders' meeting within the specified time limit, the board of supervisors or shareholders proposing the convening of a meeting may convene the extraordinary shareholders' meeting in accordance with relevant provisions of the Articles.

Article 9 In case the Bank could not hold shareholders' meeting within the time limit stated in aforesaid Article 7 and Article 8, it shall report to the branch of China Securities Regulatory Commission the Bank is domiciled and the Stock Exchange the Bank's share are listed, specify the reason and make announce.

Article 10 Shareholders' meeting shall be convened and presided over by the chairman of the board. Where the chairman is unable to convene and preside over a meeting, the vice-chairman shall convene and preside over such meeting. When both the chairman and the vice-chairman cannot convene and preside over a meeting, a director elected by at least half of all the directors shall convene and preside over such meeting.

If the board of directors fails to perform or refuses to perform the responsibility of convening a meeting of the shareholder's meeting, the board of supervisors shall promptly convene and preside over such meeting. If the board of supervisors refuses to so convene and preside over the meeting, shareholders holding individually or jointly ten percent (10%) of shares in the Bank for at least ninety (90) consecutive days may convene and preside over such meeting. If, for any reason, the shareholder cannot elect a person to be the chairman of the meeting, then the attending shareholder who holds the largest number of voting shares including his/her proxy shall serve as the chairman of the meeting.

Article 11 The board of supervisors may request the board of directors to convene an extraordinary shareholders' meeting. The board of supervisors shall submit to the board of directors in writing the subject of the meeting and proposals with complete contents, and also make sure that the contents of the proposal are in compliance with laws, administrative regulations and the Articles. After receiving the written proposal issued by the board of supervisors, the board of directors shall give notice as soon as possible to convene the shareholders' meeting and the convening procedure shall be in

compliance with the Articles.

Article 12 Shareholders ("Proposing Shareholders") severally or jointly with others holding a total of 10% or more of the shares of the Bank have the right to request in writing to the board of directors to convene an extraordinary shareholders' meeting. Two or more shareholders holding a total of 10% or more of the shares carrying voting right of the Bank may sign one or more written requests of identical form and substance requesting the board of directors to convene a meeting of shareholders of different categories and stating the subject of the shareholders' meeting. The Proposing Shareholders shall make sure that the content of the proposal is in compliance with laws, administrative regulations and the Articles. The aforesaid shareholding shall be calculated as of the day on which the written request is made.

Article 13 As to written proposals for the convening of an extraordinary shareholders' meeting presented by the Proposing Shareholders, the board of directors shall decide whether to convene the shareholders' meeting based on the specific circumstances in accordance with applicable laws, administrative regulations and the Articles, and the decision on whether to convene such shareholders' meeting shall be given to the Proposing Shareholders as feedback as soon as possible after the receiving date of the written proposals.

Article 14 The board of directors shall as soon as possible give notice of the shareholders' meeting if it agrees to convene shareholders' meeting. Any change to the original proposals stated in the notice shall obtain the Proposing Shareholders' consent. After sending out the notice, the board of directors shall not raise any new proposal, nor change or postpone the convening date of the shareholders' meeting without the Proposing Shareholders' consent.

Article 15 The board of directors shall decide against the convening of the shareholders' meeting and notify its feedback opinions to the Proposing Shareholders if the board believes the proposals presented by the Proposing Shareholders violate laws, administrative regulations and the Articles. The Proposing Shareholders may, within

fifteen (15) days from the receiving date of such notice, decide whether to give up convening an extraordinary shareholders' meeting, or to send notices by themselves to convene an extraordinary shareholders' meeting.

Article 16 If the board of directors fails to issue a notice of such a meeting within 30 days after having received the written request of convening an extraordinary shareholders' meeting or a meeting of shareholders of different categories submitted by the Proposing Shareholders, the Proposing Shareholders may themselves convene the meeting within four months after the board of directors received the request. The procedures according to which they convene such meeting shall, to the extent possible, be identical to the procedures according to which shareholders' meetings are to be convened by the board of directors.

Where the Proposing Shareholders convene and hold a meeting because the board of directors failed to convene such meeting pursuant to a request as mentioned above, the reasonable expenses incurred by such shareholders shall be borne by the Bank and shall be deducted from the sums owed by the Bank to the negligent directors.

Article 17 In case Proposing Shareholders decide to hold an extraordinary shareholders' meeting, they shall notify the board of directors in writing and report to China Banking Regulatory Commission, the branch of China Securities Regulatory Commission the Bank is domiciled and the Stock Exchange for filing. After the completion of aforesaid notification and filing, the Bank shall circulate the notice to convent an extraordinary shareholders' meeting, the content of which shall be in accordance with the following prescription:

1. A proposal shall not be added any new contents; otherwise the Proposing Shareholders shall re-propose the board of directors to convene a shareholders' meeting in accordance with aforesaid procedures;

2. The venue of shareholders' meeting shall be where the Bank is domiciled.

Prior to the announcement of shareholders' meeting resolutions, the shareholding of Proposing Shareholders shall not be less than 10%.

When the notice to hold a shareholders' meeting is circulated and resolutions of a

shareholders' meeting are announced, Proposing Shareholders shall submit relevant proof materials to the branch of China Securities Regulatory Commission the Bank is domiciled and the Stock Exchange.

Chapter 4 Proposals for A Shareholders' Meeting

Article 18 Proposals for shareholders' meeting shall satisfy the following conditions:

1. The content shall not be in conflict with laws, administrative regulations and the Articles, and shall be covered within the business scope of the Bank and function scope of the shareholders' meeting;
2. The proposals shall have definite subjects and specific items for resolution; and
3. The proposals shall be given or served to the board of directors in writing.

Article 19 The board of directors of the Bank shall examine the proposals of shareholders' meetings in consideration of the best interests of the Bank and its shareholders and based on the conditions provided herein.

When the board of directors decides not to include proposals of shareholders' meeting onto the meeting's agenda, it shall explain and clarify the reasons in the shareholders' meeting.

When the proposing shareholders dissent with the board of directors' decision of excluding the proposal raised by the proposing shareholders on the agenda of shareholders' meeting, they may request to call for a special shareholders' meeting by themselves based on relevant procedures stipulated in the Articles.

Article 20 When the Bank holds a shareholders' meeting, the board of directors, the board of supervisors and any shareholders who hold, individually or in aggregate, 3% or more shares of the Bank shall have the right to propose.

Any shareholders who hold, individually or in aggregate, 3% or more voting shares of the Bank shall have the right to propose and submit in writing to the board of directors special proposals 10 days prior to the convening of shareholders' meeting. The Bank

shall notify other shareholders within 2 days of receipt of such proposals and include in the agenda for the meeting the matters in the proposals that fall within the scope of duties of the shareholders' meeting.

The contents of a special proposal shall fall within the scope of duties of the shareholders' meeting and shall contain definite subject and specific matters to be decided.

Unless otherwise stated above, the convener shall not change proposals listed in the notice of shareholders' meeting or add any new proposals after the notice of shareholders' meeting is circulated.

A shareholders' meeting shall not vote and resolve any proposals which are not listed in the shareholders' meeting notice or incompliance with Article 18 of this Procedural Rules.

Chapter 5 Notice and Registration of Shareholders' Meeting

Article 21 When the Bank is to convene a shareholders' meeting, it shall issue a written notice 45 days prior to the meeting, informing all the registered shareholders of the matters to be examined at the meeting as well as the date and venue of the meeting. Shareholders that intend to attend the shareholders' meeting shall, within 20 days prior to the meeting, deliver a written reply to the Bank on the meeting attendance.

Article 22 Based on the written replies received 20 days prior to a shareholders' meeting, the Bank shall calculate the number of voting shares represented by the shareholders intending to attend the meeting. If the number of voting shares represented by the shareholders intending to attend the meeting is at least half of the total number of the Bank's voting shares, the Bank may convene the shareholders' meeting. If not, the Bank shall within five days inform the shareholders once again of the matters to be examined at the meeting as well as the date and venue of the meeting in the form of a public announcement. Upon notification by public announcement, the Bank may convene the shareholders' meeting. Relevant public announcement shall be published in newspaper in compliance with relevant provisions.

Extraordinary shareholders' meeting may not decide on matters not specified in the notice or announcement.

Article 23 The notice of a shareholders' meeting shall meet the following requirements:

1. it shall be made in writing;
2. it shall specify the venue, date and time of the meeting;
3. it shall state the date on which equity of shareholders entitled to attend shareholders' meeting is registered;
4. it shall describe the matters to be discussed at the meeting;
5. it shall provide necessary information and explanations to the shareholders so as to enable them fully understand the matters to be discussed and make decisions accordingly. This principal shall apply (but not limited to) when the Bank proposes a merger, repurchase of shares, reorganization of share capital or other restructuring, it shall provide the specific conditions and contracts (if any) of the transaction under discussions and earnestly explain the cause and result of the transaction;
6. it shall disclose the nature and extent of conflict of interests, if any, of any director, supervisor, president or other senior management personnel in any matter to be discussed; and provide an explanation of the differences, if any, between the way in which the matter to be discussed would affect such director, supervisor, president or other senior management personnel in his/her capacity as shareholders and the way in which such matter would affect other shareholders of the same category;
7. it shall contain the full text of any special resolutions proposed to be adopted at the meeting;
8. it shall contain a conspicuous statement that shareholders entitled to attend and vote have the right to entrust one or more proxies to attend and vote on their behalf and that such proxy need not be a shareholder;
9. it shall state the time and place for the delivery of the meeting's proxy's forms; and

10. the name and telephone number of the permanent contact person for the meeting.

In case independent directors' opinions shall be issued on those matters to be discussed, such independent directors' opinions and reasons shall be disclosed while the notice of shareholders' meeting is circulated.

Article 24 The notice of a shareholders' meeting shall be delivered to the shareholders (whether or not entitled to vote on the shareholders' meeting) by courier or per-paid mail to the recipient's address shown in the register of shareholders. For shareholders of domestic investment shares, the notice of a shareholders' meeting may also be given by public announcement.

The public announcement referred to in the preceding paragraph shall be published in one or more newspapers or periodicals or other recognized mass media designated by the securities regulatory authorities of the State Council or the securities regulatory authorities of the place of listing during the period between 45 and 50 days before the meeting is held. Once the announcement is made, all shareholders of domestic investment shares shall be deemed to have received the notice of the relevant shareholders' meeting.

Article 25 A meeting and the resolutions adopted to thereof shall not be invalidated as a result of accidental omission to give notice of the meeting to, or the failure of receiving such notice by, a person entitled to receive such notice.

Article 26 After the circulation of a notice of a shareholders' meeting, the shareholders' meeting shall not be postponed or canceled and proposals specified in the notice of shareholders' meeting shall not be canceled without justified reason. In cases the occurrence of postpones or cancellation, the convener shall announce and explain the reasons within at least 2 days of pre-determined date of shareholders' meeting.

Article 27 Any shareholders entitled to attend and vote at a shareholders' meeting

shall have the right to appoint one or more persons (who are not necessary be shareholders) as his/her proxies to attend and vote on his/her behalf.. Shareholders shall entrust the proxy in writing, which shall be signed by the entrusting party or the agent authorized by the shareholders in writing. If the entrusting party is a legal person, the instrument shall be sealed with the legal person's stamp or signed by its director or formally authorized agent. Such proxy may exercise the following rights according to his/her entrustment by the shareholder:

1. the shareholder's right to speak at the shareholders' meeting;
2. the right to demand a ballot by himself/herself or in conjunction with others; and
3. the right to vote by hand or by ballot, except that if a shareholder has appointed more than one proxy, the proxy may only exercise the voting rights by ballot.

Article 28 The proxy letter issued by a shareholder to entrust proxy to attend shareholders' meeting shall contain the following contents:

1. Name of the proxy;
2. Proxy's voting right;
3. Instructions on each item to be discussed on the agenda of shareholders' meeting, stating whether the shareholder agrees to, objects to or abstains from voting the resolution respectively;
4. Whether the proxy has voting right on special motions possibly to be put on the agenda of shareholders' meeting; if he/she has, specific instructions on what kind of voting right he/she shall exercise;
5. The issuing date of proxy letter and its effective period; and
6. Signature or seal of the entrusting party or the proxy entrusted by it in writing; if the entrusting party is legal person, the proxy letter shall be sealed by it or signed by its director or duly authorized proxy.

Article 29 Proxy letter shall be placed at the domicile of the Bank at least twenty four (24) hours before the convening of relevant meetings or within 24 hours prior to the specified time of voting, or at other places designated in the notice of the meeting. If a

proxy letter is signed by a person authorized by the entrusting party, the authorization letter of signing the proxy letter or other authorization documents shall be notarized. Notarized authorization letter or other authorization instruments and voting right proxy letter shall be put at the domicile of the Bank, or at other places designated in the notice of the meetings.

If the entrusting party is a legal person, its legal representative or such other person as is empowered by resolutions of its board of directors or other decision-making bodies shall attend shareholders' meeting of the Bank.

If the shareholder is a Recognized Clearing Entity or its agent, the shareholder may authorize at least one person as it deems appropriate to be its proxy in any shareholders' meeting or any classified shareholders' meeting; however, if two or more persons are so authorized, the authorization letter shall specify the number and the category of shares involved in the authorization to each of such person. The person(s) so authorized shall exercise the rights on behalf of the Recognized Clearing Entity or its agent as if such authorized person is one natural person shareholder of the Bank.

Article 30 Any form issued by the board of directors of the Bank to the shareholders for the appointment of proxies shall give the shareholders free choice to instruct their proxies to cast an affirmative or negative vote and enable the shareholders to give separate instructions on each matter to be voted during discussions at the meeting. The proxy letter shall specify that in the absence of instructions from the shareholder, the proxy may vote as he/she thinks fit.

Article 31 Where the entrusting party has died, lost capacity for acts, revoked the proxy or the signed instrument of appointment prior to the voting, or the relevant shares have been transferred prior to the voting, a vote given in accordance with the terms of proxy letter shall remain valid as long as the Bank did not receive a written notice of the event before the commencement of the relevant meeting.

Article 32 Signing book for attending persons shall be prepared by the Bank, stating names (or company names), identification card numbers, addresses of domicile, numbers of shares held or represented with voting right, and names (or company names)

of the entrusting parties, etc.

Article 33 Individual shareholder attending the meeting in person shall present his/her identification card, effective certificate/proof of his/her identification and certificate of shareholding. When a proxy attends the meeting in place of the shareholder, he/she shall present his/her valid identification card, written proxy or authorization letter issued by the individual shareholder.

Legal person shareholders shall be represented by its legal representative or proxy entrusted by its legal representative to attend the meeting. Legal representative attending the meeting shall present his/her identification card, effective proof to his/her qualification as a legal representative. When a proxy is entrusted to attend the meeting, he/she shall present his/her identification card, written proxy or authorization letter issued by the legal representative of the legal person shareholder.

Article 34 The convener and the lawyer engaged by the Bank shall examine the legality of the shareholder's qualification according to the shareholder register provided by securities registration and clearing institution, and register names of shareholders and the percentage of shares they hold respectively. Prior to the presider of a shareholders' meeting announces the total number of shares carrying the voting rights which are held by shareholders attending the meeting and the proxy, registration of shareholders' meeting shall be terminated.

Chapter 6 The Holding of A Shareholders' Meeting

Article 35 The venue of a shareholders' meeting of the Bank shall be the domicile of the Bank or any proper place resolved by the board of directors.

Article 36 The shareholders' meeting may take the form of a physical meeting or in ways other than a physical meeting.

Article 37 A shareholders' meeting shall be held economically and simply, and none of shareholders (including their proxies) shall be given any extra financial benefits.

Article 38 In case a shareholders' meeting is held, all directors, supervisors and the secretary of board of directors shall attend the shareholders' meeting, and the president of the Bank and other senior management officers shall attend the meeting as a nonvoting delegate.

Article 39 The board of directors and board of supervisors shall take all necessary measures to ensure the seriousness and normal order of a shareholders' meeting and measures should be taken to stop any disturbance to the shareholders' meeting and infringement to the shareholders' rights which also should be reported to the competent authorities.

Article 40 Shareholders (including shareholders' proxies) attending the shareholders' meeting shall obey relevant laws, regulatory documents and the Articles, and maintain the order of the shareholders' meeting. They shall not infringe the legal interests of other shareholders.

Article 41 Shareholders attending the shareholders' meeting have the right to request for expressing their opinions, either in writing or in oral.

Article 42 Shareholders requesting for expressing their opinions shall register before the shareholders' meeting. The sequence for the expression of opinions shall in the order of aforesaid registration. The presider of a shareholders' meeting shall decide the number of shareholders expressing their opinions and the timing for them respectively according to the practical situation.

Article 43 Any shareholder who holds, individually or in aggregate, 5% or more of voting shares of the Bank shall have right to present enquiries to shareholders' meeting.

The board of directors, the board of supervisors, or other relevant senior management personnel shall attend the shareholders' meeting, accept enquiries, and answer or explain accordingly.

Article 44 While a shareholders' meeting resolves proposals, such proposals shall not be changes. Otherwise such a change would be deemed as a new proposal, which shall not be voted on this shareholders' meeting.

Chapter 7 Voting and Resolution of A Shareholders' Meeting

Article 45 Shareholders (including their proxies) exercise voting rights according to the voting shares they hold, and each share shall have one voting right. But the shares of the Bank held by the Bank shall not carry voting right.

Article 46 The presider of a shareholders' meeting shall announce the total number shares carrying the voting rights held by shareholders attending the meeting and the proxies. Such total number shall be based on the registration of the shareholders' meeting.

Article 47 Votes of the shareholders' meeting shall be taken by raising hands for resolutions, unless requested by the listing rules of the place where the Banks' shares are listed or the following persons require voting by poll before or after any vote by raising hands:

1. the chairman of the meeting;
2. at least two shareholders with voting rights or their proxies; or
3. one or several shareholders (including proxies) holding jointly or separately 10% (inclusive) or more of the shares carrying the right to vote at the meeting.

Unless somebody proposes voting by ballot, the chairman of the meeting shall declare

whether the proposal has been adopted according to the results of the vote by raising hands, and shall record the same in the minutes of the meeting, which shall serve as the final evidence without having to state the number or proportion of the votes for or against resolution adopted at the meeting.

Article 48 If the matter demanded to be voted by ballot is the election of the chairman or the adjournment of the meeting, a ballot shall be taken immediately. If a ballot is demanded for any other matters, such ballot shall be taken at the time decided upon by the chairman and the meeting may proceed with the discussion of other matters; the result of the ballot shall still be regarded as a resolution passed at that meeting.

Article 49 When a ballot is held, shareholders (including proxies) having the right to two or more votes need not use all of their voting rights in the same way.

Article 50 When the number of votes for and against a resolution is equal, regardless whether the vote is taken by raising hands or by ballot, the chairman of the meeting shall be entitled to one additional vote.

Article 51 There are two types of shareholders' meeting resolutions: (i) ordinary resolutions, and (ii) special resolutions.

Ordinary resolutions made by shareholders' meeting shall be adopted by more than half of voting shares represented by the shareholders attending the shareholders' meeting (including their proxies).

Special resolutions made by shareholders' meeting shall be adopted by at least two-third (2/3) of voting shares represented by the shareholders attending the shareholders' meeting (including their proxies).

Article 52 Resolutions on the following items shall be adopted in the form of ordinary resolutions by a shareholders' meeting:

1. Working report of the board of directors and the board of supervisors;

2. Plans made by the board of directors on profit distribution and loss make-up;
3. Nomination and removal of members of the board of directors and the board of supervisors (except for the employee representative supervisors), and their remunerations and methods of payment;
4. Annual budget, final accounts, balance sheet, profit statement and other financial statements of the Bank;
5. Appointment or dismissal or termination of appointment of accounting firms; and
6. Items other than those stipulated by laws, administrative regulations or the Articles to be adopted by special resolutions.

Article 53 Resolutions on the following items shall be adopted in the form of special resolutions:

1. Increase or reduction of the Bank's registered capital or issuance of any category of shares, warrants of share subscription or other similar securities;
2. Issuance of the Bank's bonds;
3. Plans of issuance of other securities or public listing;
4. Purchase or sale of material assets or provision of security interest with an amount of more than 30% of the Bank's total assets value within one year period;
5. Division, merger, dissolution, liquidation or change of organizational form of the Bank;
6. Amendment to the Articles;
7. Repurchase of shares of the Bank;
8. Share incentive scheme and
9. Other matters stipulated by the Articles and decided in ordinary resolutions adopted by the shareholders' meeting as having significant impact on the Bank and requiring adoption by way of special resolutions.

Article 54 Without the prior approval of the shareholders' meeting by means of special resolution, the Bank may not enter any contract with any person other than a

director, supervisor, president or other senior management personnel of the Bank for the delegation of the whole business management or part of the important business management of the Bank to such person.

Article 55 Votes for each item for examination shall be counted by at least two shareholder representatives and one supervisor, and the counting representatives shall announce the voting result on the spot.

Article 56 The chairman of the meeting shall decide whether resolutions are passed and announce the voting results in the meeting. The decision shall be final. The result of voting upon the resolutions shall be recorded in the meeting minutes.

Article 57 If the chairman of the meeting has any doubt on the voting result of resolutions, he/she may double count the votes. If the chairman does not re-count the votes and the attending shareholders or their proxies challenge the voting result announced by the chairman, the shareholders or their proxies can request for a re-count immediately after the announcement of the result, and the chairman shall re-count the votes immediately. If counting of votes is held at a shareholders' meeting, the result of the counting shall be recorded in the minutes of the meeting. The minutes of the meeting and the attendance records signed by the attending shareholders and proxies shall be kept at the Bank's domicile.

Article 58 When connected transactions are examined in a shareholders' meeting, affiliated shareholders shall abstain from voting, and the voting shares held by them shall not be counted into valid votes.

Affiliated shareholders may abstain from voting themselves or upon the request by other shareholders or their proxies attending the shareholders' meeting.

Where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder (or proxies) in contravention of such requirement or restriction shall not be counted.

Article 59 When a shareholders' meeting is held, the convener shall ensure such a meeting is running continuously until resolutions are passed. In case a shareholders' meeting is terminated or resolutions can not be passed as a result of force majeure, necessary measures shall be taken to either resume the shareholders' meeting or directly terminate the shareholders' meeting, and timely announcement shall be made. Meanwhile, the convener shall report to the branch of China Securities Regulatory Commission the Bank is domiciled and the Stock Exchange.

Article 60 Resolutions of a shareholders' meeting shall be announced timely, specifying the number of shareholders and proxies attending the meeting, total number of shares carrying voting rights they hold, voting method, the voting result of each proposal and detailed content of passed resolutions.

Article 61 In case a proposal is not passed, or this shareholders' meeting change resolutions of previous shareholders' meeting, special notice shall be included in the announcement for resolutions of shareholders' meeting.

Chapter 8 Special Voting Procedures for Shareholders of Different Categories

Article 62 Shareholders who hold different categories of shares shall be shareholders of different categories. Shareholders of different categories shall enjoy rights and assume obligations in accordance with laws, administrative regulations and the Bank's Articles of Association.

In addition to shareholders of other categories of shares, shareholders of domestic investment shares and foreign investment shares listed outside the People's Republic of China shall be deemed as shareholders of different categories of shares.

The shares of the Bank held by founding shareholders are common shares that are tradable both onshore and offshore and enjoy the same and equal rights with all other shares. After the Bank's IPO and public trading, upon the approval of the State

Council or its authorized approving authorities, such common shares may be totally or partially converted to foreign investment shares and become publicly tradable on overseas stock exchange. The conversion of the Bank's shares held by the founding shareholders to foreign investment shares does not need the approval from the regulatory authorities of the place of listing or the approval of other shareholders of the Bank.

Article 63 If the Bank intends to change or abrogate the rights of shareholders of different categories, it may do so only after such change or abrogation has been approved by way of a special resolution of the shareholders' meeting and by a separate shareholders' meeting convened by the affected shareholders of different categories in accordance with Articles 65 to 69 of this rules.

Any change or abolition of any rights of shareholders of a certain category resulted from a change of domestic or overseas laws, administrative regulations and the listing rules of the place of listing and as a result of any decisions or orders legally announced by domestic or overseas regulatory authorities shall not be subject to approvals of shareholders meeting or meeting of categorized shareholders.

Article 64 The rights of shareholders of a certain category shall be deemed to have been changed or abrogated in the following conditions:

1. an increase or decrease in the number of shares of such category or an increase or decease in the number of shares of a category having voting rights, distribution rights or other privileges equal or superior to those of the shares of such category;
2. a change of all or part of the shares of such category into shares of another category, a conversion of all or part of the shares of another category into shares of such category or the grant of the right to such change;
3. a removal or reduction of rights to accrued dividends or cumulative dividends attached to shares of such category;
4. a reduction or removal of a dividend preference or property distribution preference during liquidation of the Bank, attached to shares of such category;

5. an addition, removal or reduction of share conversion rights, options, voting rights, transfer rights, preemptive rights to rights issues or rights to acquire securities of the Bank attached to shares of such category;

6. a removal or reduction of rights to receive amounts payable by the Bank in a particular currency attached to shares of such category;

7. a creation of a new category of shares with voting rights, distribution rights or other privileges equal or superior to those of the shares of that category;

8. an imposition of restrictions or additional restrictions on the transfer or ownership of shares of such category;

9. an issuance of rights to subscribe for, or convert into, shares of such category or other categories;

10. an increase in the rights and privileges of shares of other categories;

11. restructuring of the Bank causes shareholders of different categories to bear liability to different extents during the restructuring; or

12. an amendment or cancellation of the provisions of this Part.

Article 65 Shareholders of the affected category, whether having the right to vote at shareholders' meeting, shall have the right to vote at meetings of shareholders of different categories in respect of matters referred to in Items (2) to (8) and (11) to (12) of the preceding article, except that interested shareholders shall not have the right to vote at meetings of shareholders of different categories.

For the purposes of the preceding paragraph, the term "interested shareholders" shall have the following meanings:

1. if the Bank has made a repurchase offer to all shareholders in the same proportion or has bought back its own shares through open transactions on a stock exchange in accordance with Article 30 hereof, the controlling shareholders as defined hereof shall be "interested shareholders";

2. if the Bank has bought back its own shares by an agreement outside a stock exchange in accordance with Article 30 hereof, shareholders of share in relation to such agreement shall be "interested shareholders"; or

3. under a restructuring proposal of the Bank, shareholders who will bear liability in a proportion smaller than that of the liability borne by other shareholders of the same category, or shareholders who have an interest in a restructuring proposal of the Bank that is different from the interest in such restructuring proposal of other shareholders of the same category shall be "interested shareholders".

Article 66 Resolutions of a meeting of shareholders of different categories may be passed only by at least two-thirds of the voting rights of that category represented at the meeting in accordance with the preceding article.

Article 67 When the Bank is to convene a meeting of shareholders of different categories, it shall issue a written notice 45 days prior to the meeting informing all the registered shareholders of that category of the matters to be examined at the meeting as well as the date and venue of the meeting. Shareholders that intend to attend the meeting shall, within 20 days prior to the day of the meeting, deliver a written reply to the Bank on meeting attendance.

If the number of share carrying the right to vote at the meeting represented by the shareholders intending to attend the meeting is at least half of the total number of shares of that category carrying the right to vote at the meeting, the Bank may hold the meeting of shareholders of different categories. If not, the Bank shall within five days inform the shareholders once again of the matters to be examined at the meeting and the date and venue of the meeting in the form of a public announcement. Upon notification by public announcement, the Bank may hold the meeting of shareholders of different categories. Relevant public announcement shall be published in newspapers in compliance with relevant provisions.

Article 68 The notice of a meeting of shareholders of different categories needs to be delivered only to the shareholders entitled to vote thereat.

The procedures according to which a meeting of shareholders of different categories is held shall, to the extent possible, be identical to the procedures according to which a shareholders' meeting is held. Provisions of the Articles relevant to procedures for the

holding of a shareholders' meeting shall be applicable to meetings of shareholders of different categories.

Article 69 The special voting procedures for shareholders of different categories shall not apply in the following circumstances:

1. where, as approved by way of a special resolution of the shareholders' meeting, the Bank issues, either separately or concurrently, domestic investment shares and foreign investment shares listed outside the People's Republic of China every 12 months, and the number of the domestic investment shares and foreign investment shares listed outside the People's Republic of China intended to be issued does not exceed 20% of the issued and outstanding shares of the respective categories; or
2. where the plan for issuance of domestic investment shares and foreign investment shares listed outside the People's Republic of China is completed within 15 months since being approved by the securities regulatory authorities of the State Council;
3. the shares of the Bank held by founding shareholders are converted into foreign investment shares upon the approval of the State Council or its authorized approving authorities and publicly tradable on overseas stock exchange.

Chapter 9 Shareholders' Meeting Minutes

Article 70 Minutes of meetings shall be kept for shareholders' meeting, and the secretary of the board of directors shall be responsible for such minutes. The meeting minutes shall record the following information:

1. The number of voting shares held by shareholders who attend shareholders' meeting, and its proportion to the total number of shares of the Bank;
2. The convening date and venue of the meeting;
3. Name of the chairman of the meeting and agenda of the meeting and the name of the convener;

4. Key points of the speech by each speaker on every item for resolution;

5. The voting result on each item for resolution;

6. The resolutions regarding the proposals raised by shareholders shall list out the name or trade name of the shareholders, the shareholding percentage and the content of such proposals;

7. Shareholders' enquiries and suggestions, and the answers and explanation of board of directors and the board of supervisors;

8. Name of lawyers, scrutineer and tally clerk;

9. Other contents deemed as necessary by shareholders' meeting and stipulated under the Articles to be recorded in minutes of shareholders' meeting.

Article 71 Minutes of shareholders' meeting shall be signed by the chairman of the meeting, attending directors and recorder, and filed by the board secretary at the Bank's domicile for the Bank's record at the Bank's domicile, together with the signature book of the attending directors and proxy letters of the proxies.

Article 72 Minutes of shareholders' meeting shall be kept permanently.

Article 73 Shareholders may examine photocopies of the minutes of meetings during the Bank's office hours free of charge. If any shareholder demands from the Bank a photocopy of relevant minutes of meetings, the Bank shall send such photocopies within seven days since receiving payment of reasonable charges.

Chapter 10 Miscellaneous

Article 74 This Procedural Rules comes into effect upon approval by the shareholder's meeting. If this Procedural Rules needs to be amended, it is the board of directors that present the proposal to shareholder's meeting for approval.

Article 75 Unless there are special explanations, terms mentioned in this Procedural Rules have the same meaning with those terms referred in the Articles.

Article 76 Should the Procedural Rules conflicts with any newly issued and implemented laws, administrative regulations, listing rules of the place of listing and the Articles, the newly issued and implemented laws, administrative regulations, listing rules of the place of listing and the Articles shall apply.

Article 77 Unless otherwise provided herein, terms of "at least", "within" and "no more than" shall include the number specified; however, terms of "more than", "less than" and "excluding" shall exclude the number specified.

Article 78 The board of directors shall be responsible for the interpretation of the Procedural Rules.

9. Bank of China Limited Board of Directors' Procedural Rules

Chapter 1 General Provisions

Article 1. For the purpose of ensuring directors to exercise their functions and powers independently, normatively, and effectively according to laws, and board of directors to work effectively and make decisions scientifically, Bank of China Limited (hereinafter referred to as the "Bank") formulated the Bank of China Limited Board of Directors' Procedural Rules (hereinafter referred to as the "Procedural Rules") in accordance with the Company Law of the People's Republic of China (hereinafter referred to as "Company Law"), the Securities Law of the People's Republic of China (hereinafter referred to as "Securities Law"), Bank of China Limited Articles of Association (hereinafter referred to as the "Articles") , and other relevant laws, regulations and regulatory documents and in consideration of the Bank's practical situation.

Article 2. The board of directors is the decision-making body of the Bank, and is responsible to the shareholder's meeting. The board of directors shall exercise its functions and powers in accordance with Company Law, Securities Law, Articles, Procedural Rules and other relevant laws, regulations and regulatory documents.

Article 3. For the purpose of laying out the rules of board of directors exclusively and completely, this Procedural Rules take certain relevant provisions from the Articles. When relevant provisions of the Articles are changed after following proper procedures, corresponding provisions of this Procedural Rules shall be changed automatically.

Chapter 2 Composition of Board of Directors

Article 4. The board of directors shall be composed of five (5) to seventeen (17) directors, including one chairman of the board and one vice chairman of the board. Directors of the Bank are composed of Executive Directors and Non-Executive Directors that include Independent Directors. The number of directors who serve as the president, vice president and hold other senior management positions of the Bank shall not exceed one third of the total number of directors of the Bank. At least three (3) of the members of the board of directors shall be independent directors. Directors shall be

elected by the shareholder's meeting and serve a term of office of three (3) years calculated from the day approved by the China Banking Regulatory Commission. A director may serve consecutive terms if re-elected upon the expiration of his/her term.

Article 5. The chairman and the vice chairman of the board shall be directors of the Bank. They shall be elected and removed by more than half of all the directors. The legal representative or the principal personnel of the controlling shareholder(s) shall not serve as the chairman of the board of directors. The roles of the chairman of the board of directors and the president of the Bank shall be different, which shall not be served by one person. The vice chairman shall assist the chairman in his/her work.

Article 6. Special committees are set up under the board of directors, which shall assist the board of directors to fulfill its functions under the authorization of the board. The special committees set up under the board of directors include without limitation: Strategy Development Committee, Audit Committee, Risk Policy Committee, Human Resources and Remuneration Committee, and Connected Transaction Control Committee, etc. Each special committee is responsible to the board of directors and is composed of at least three members who must be directors. The chairman of the Audit Committee shall be an independent director. The board of directors can establish other committees or re-constitute the existing committees according to its needs. The board of directors will make procedures of all special committees.

Article 7. The board of directors shall establish the position of the board secretary. The board secretary is a senior management personnel of the Bank and is appointed by the board of directors and is responsible to the board of directors.

The Bank's directors or senior management personnel may hold the position of the board secretary concurrently. Nevertheless, the supervisors of the Bank cannot hold the position of the board secretary concurrently. No certified accountant from the accounting firm or lawyer from the law firm as engaged by the Bank may concurrently hold the position of the board secretary.

The board secretary shall be nominated by the chairman of the board of directors and appointed or dismissed by the board of directors. If a director of the Bank holds the position of the board secretary concurrently, in the case that any action needs to be taken by the director and the board secretary respectively, such person holding the positions of director and the board secretary concurrently shall not take such action in both of his/her

capacities.

Article 8. The Bank sets up Board Secretariat to assist the board secretary's work.

Chapter 3 Powers and Functions of Board of Directors

Article 9. The board of directors shall exercise the following functions and powers:

1. to be responsible for convening shareholders' meeting and to report its work to shareholders' meeting;
2. to implement the resolutions of shareholders' meeting;
3. to decide on strategic polices, business plans and material investment plans of the Bank except for those material investment plans that are subject to shareholders' meeting approval as specified in this Articles;
4. to formulate the proposed annual financial budgets and final accounts of the Bank;;
5. to formulate the plans for profit distribution, loss making-up of the Bank and risk capital distribution;
6. to formulate plans for the increase or reduction in the registered capital of the Bank, the issuance of other securities, public listing and for the issuing of bonds;
7. to draft plans for substantial acquisition, repurchase of the Bank's stocks or plans for merger, division, dissolution or change of incorporation nature of the Bank;
8. to examine and approve connected transactions which require board approvals under laws, administrative regulations and other relevant governing rules;
9. to review and decide on the establishment of the Bank's basic administrative system, internal management framework and important sub-entities;
10. to appoint or dismiss the Bank's president, the board secretary and the chairmen of the special committees; to appoint or dismiss the Bank's vice president, assistant president, chief financial officer, chief risk officer and other senior management

personnel according to the president's nomination; to appoint or dismiss the chief audit officer according to the nomination of the Audit Committee and decide on his/her remuneration and awards and punishment; to appoint or dismiss members of the special committees according to the nomination by the Human Resources and Remuneration Committee;

11. to examine and approve the policies regarding laws and regulation compliance and the relative basic management system of the Bank;

12. to formulate proposals for amendment of the Articles of the Bank, and report to the shareholders' meeting for approval;

13. to examine the Bank's human resources and remuneration strategies, review and determine the remuneration strategies for the Bank's senior management personnel; to be responsible for performance evaluation of senior management personnel; to decide on the material rewards and punishment matters for senior management personnel;

14. to review and approve the information disclosure policy and system of the Bank;

15. to propose to shareholders' meeting to appoint, re-appoint or change the accounting firm that audits the Bank;

16. to hear work report from the President and the management team of the Bank and examine their work;

17. to report the rectification opinion regarding the Bank issued by relevant regulatory authorities and the execution status of rectification by the Bank;

18. to hear the report by external auditors on a regular or irregular basis;

19. to review and approve the Bank's annual report;

20. to exercise other functions and powers prescribed by laws, administrative regulations or the Articles of the Bank, and those granted by shareholders' meeting.

Under necessary, reasonable and legal circumstances, the board of directors may authorize the President or the management team to decide on specific matters that are related to board matters but cannot or are not necessary to be determined in the board meetings immediately.

Regarding the authorization by the board of directors to the President and the management team, if the authorized matters shall be approved by ordinary resolutions, such authorization shall be adopted by at least a majority of all directors; if the matters shall be approved by special resolutions, such authorization shall be adopted by at least two-third of all directors. The authorization shall be clear and specific.

Article 10. The board of directors of the Bank shall provide explanations to the shareholders' meeting with respect to any audit report submitted by the certified public accountant regarding the Bank's financial reports that contains qualified opinions, negative opinions or opinions being unable to be issued.

Article 11. The scope of authorization to the board of directors regarding decision power on equity investment, bond investment, assets purchase, assets disposal, assets write-off, mortgage or other non-commercial-banking-business regarding security interest matters shall be determined by the shareholders' meeting. The board of directors shall establish stringent examination and decision making procedure in respect of its exercise of the aforesaid authorization.

The Strategic Development Committee shall organize relevant experts and professionals to examine and evaluate material equity investment, bond investment, assets purchase, assets disposal, assets write-off, mortgage or other non-commercial-banking-business regarding security interest matters and report to shareholders' meeting for approval in accordance with laws, administrative regulations and the listing rules of the place of listing.

Article 12. When the board of directors disposes of fixed assets, and the sum of the expected value of the consideration for the proposed disposal and the value of the consideration for disposed fixed assets in the four months period immediately preceding the proposed disposal exceeds 33% of the value of the fixed assets shown in the latest balance sheet presented at the general shareholders' meeting, the board of directors may not dispose or agree to dispose of the fixed assets without the prior approval of the shareholders' meeting.

For the purposes of this Article, the term "disposal of fixed assets" shall include the assignment of certain interest in assets other than by way of providing security interest by using fixed assets as collaterals.

The validity of transactions whereby the Bank disposes of fixed assets shall not be affected by the breach of the first paragraph hereof.

Article 13. Directors may request to seek opinions from independent professional institutions and independent consultants under reasonable circumstances while exercising their powers and functions, and the cost incurred shall be borne by the Bank. Such requests from directors shall be submitted to the board of directors for approval and other proper arrangement through the board secretary.

Article 14. The chairman of the board shall exercise the following functions and powers:

1. to preside over shareholders' meeting and to convene and preside over meetings of the board of directors;
2. to convene and preside over the special board meetings;
3. to oversee and examine the work of the special committees and nominate the candidates for chairmen of the special committees;
4. to oversee and examine the implementation of resolutions of the board of directors;
5. to sign stocks, bonds and other security certificates issued by the Bank;
6. to sign important documents of the board and other documents that shall be signed by the legal representative of the Bank;
7. to exercise the legal representative's functions and powers;
8. to exercise part of the board's functions and powers under the authorization of the board of directors when the board is not in session; and
9. other functions and powers granted by the board of directors.

Article 15. If the chairman of the board is unable or fails to perform his/her functions and powers, the vice chairman shall exercise such functions; if the vice

chairman is unable or fails to do so, a director shall be recommended by half or more directors jointly to exercise such functions and powers on his/her behalf.

Article 16. The major duties of the board secretary shall be:

1. To assist the directors in dealing with day to day work of the board; to be responsible for communications between the directors and relevant departments of the Bank; to ensure the directors be provided necessary information and documents for their fulfillment of their authority and functions; to continuously advise, remind and ensure the directors to acquaint with the regulations, policies and requirements by relevant regulatory authorities regarding bank operations; to assist directors and the president to abide by laws, regulations, rules, relevant provisions by the securities regulatory authorities of the place of listing, this Articles and other relevant provisions in their exercise of authority and functions;

2. To be responsible for relevant organization and preparation work for the board of directors meeting and the shareholders' meeting; to be responsible for taking minutes of the meetings; to ensure the resolution and the decisions made in the meeting in compliance with legal procedures; to proactively monitor the implementation of the board resolutions and to reply to directors in respect of questions concerning relevant meeting procedures and applicable rules;

3. To ensure that the Bank keeps complete organizational documents and records;

4. To ensure that the Bank prepares and submits according to law the documents and reports required by relevant authorities;

5. To keep the list of shareholders, the seal of the board of directors and other relevant information and to handle matters related to management of the equity shares of the Bank and registration of trusteeship; to ensure that the Bank's register of shareholders is properly established and that persons entitled to relevant records and documents of the Bank could obtain such records and documents in a timely manner;

6. To be responsible for information disclosure of the Bank and to assure the Bank's information disclosures are timely, accurate, legal, true and complete;

7. To assist the special committees established under the board of directors to exercise

their delegated authorities;

8. To be responsible for organization of market promotion; to coordinate with visits and reception work; to deal with investors' relationship; to maintain relationship with regulatory authorities, investors and intermediate agencies; to coordinate public relationship;

9. To consult and advise on significant strategic decisions of the Bank;

10. Other duties set forth in the Articles.

Article 17. The Bank shall provide facilities for the board secretary to exercise his/her powers and functions. For the purpose of exercising his/her powers and functions, the board secretary has the right to attend the shareholder's meeting, board of directors meeting, board of supervisors meeting and senior management officers' meeting, to understand the financial situation and business operation of the Bank, to consult all documents related to information disclosure, to request relevant departments and staffs of the Bank to provide relevant documents and information timely.

Chapter 4 Working Rules for Board of Directors

Section 1 Working Method

Article 18. The working method of the board of directors is composed of a formal conference (including video conference and telephone conference), and written resolution (including delivering the resolution for review severally in counterparts or by circulating the resolution for review in turn among the directors) and other methods the board of directors deems as proper. The board of directors shall adopt different working methods according to different items and proposals.

Article 19. A board meeting convened by telephone conference or video conference shall ensure each attending director can hear other directors' speech clearly and can communicate with each other. The board meeting convened by such means shall be recorded or taped and the relevant record or video tape shall be properly maintained forever. Should any director not be able to timely sign the meeting minutes during such meeting, such director shall attend voting orally and complete the signature in writing as soon as possible. The oral vote by the director shall have equal effect as the written signature, provided the later signature shall comply with the oral vote during the

meeting. Should such later signature become different from the oral vote, the oral vote shall prevail.

Article 20. For those material, complicated and special issues which shall be discussed collectively and thoroughly, the board of directors shall discuss them in the way of a formal conference.

Article 21. Issues arising from day to day operations that require examination of the board of directors may be resolved by means of written resolutions and other means the board of directors deems as appropriate provided that such means shall not contravene Article 45 of this Procedural Rules. If any director requests that such proposals be examined by a formal conference (including video conference and telephone conference) of the board of directors, the formal conference shall be adopted.

Article 22. A director shall attend personally at least two thirds of the meeting of the board of directors' each year. A director shall be deemed to be incapable of fulfilling his/her duty if he/she fails to attend the board meeting either personally or by entrusting other directors to attend on his/her behalf twice consecutively. The board of directors shall propose to the shareholders' meeting to replace such director. If an independent director fails to attend the board meeting personally for three times consecutively, the board of directors shall propose to the shareholders' meeting to replace such independent director.

Article 23. The directors could attend the board of director meeting by means of video conference, telephone conference or other timely communicable methods, all of which shall be deemed as attending the meeting in person.

Section 2 Rules of Meeting

Article 24. The board shall meet regularly during a year (regular meeting) and as and when necessary (special meeting). In general, the regular board meeting shall be held at least four to six times each year and at least once each quarter. The frequency and timing of regular board meeting shall be coordinated with material corporate activities (such as shareholder's meeting, annual report and interim report) of the Bank and standing agenda of the board of directors.

Article 25. The board of directors shall approve the timetable of regular board

meeting for next year as soon as possible, including the date, time, venue and main topics of each meeting. After approved by the board of directors, the board secretary shall deliver the timetable to all parties as soon as possible, enabling the board meeting to be well prepared in advance. Once approved, the timetable shall not be changed unless consents from a majority of directors have been obtained and under special circumstances.

Article 26. The chairman of the board shall convene and preside a special board meeting within five (5) working days under one of the following circumstances:

1. shareholders representing one tenth or more voting rights so propose;
2. the chairman of the board considers necessary;
3. at least one third of the directors so propose jointly;
4. at least half of the independent directors so propose;
5. the board of supervisors so proposes;
6. the president of the Bank so proposes.

Article 27. The board secretary is responsible to collect topics of each board meeting and submit to the chairman of the board. The Chairman of the board has the right to make proper adjustments to different proposals.

Article 28. The board of directors shall make proper arrangement to ensure all directors having the chance to present topics to be discussed at board meeting.

Article 29. The board secretary is responsible to draft the notice for a board meeting and deliver the written notice to all directors and supervisors fourteen (14) days before the regular meeting is held, and to all related parties proposing to attend the meeting within reasonable time prior to the date of the meeting. The notice for a board meeting shall include the date, venue, term of the meeting, the reason and subject for discussion and the date of issuing the notice. When a special meeting is convened, a written notice shall be delivered to all directors and supervisors within reasonable time prior to the date the meeting is proposed to be held.

Article 30. Meeting documents shall be delivered to all directors and supervisors ten

(10) days before the regular meeting is held. Should any special board meeting is convened or any new proposals are added to the regular board meeting, the meeting documents shall be delivered to all directors and supervisors as soon as possible.

Article 31. Meeting documents shall include all material information and analysis related to each topic of the board meeting, and shall be well summarized to enable the board understanding all information and making decision. Should any two or more independent directors consider documents incomplete or analysis unclear, they could jointly suggest in writing the board meeting or the examination of proposal in question to be postponed, which shall be adopted by the board.

Article 32. For the purpose of enabling the board of directors to make an informed decision, apart from meeting documents, the board of directors may require the management to prepare and provide all necessary supplementary information and report. For complicated items or if the management considers necessary, the management shall provide the board of directors with presentation materials to enable the directors to have a better understanding of the issues concerned.

Article 33. If the board of directors consider that there is insufficient time to consider the content of relevant documents, or the management reasonably requires more time to prepare the supplementary materials or analysis requested by the board of directors, the chairman of the board of directors may postpone relevant item to the next board meeting or other time as appropriate for deliberation.

Article 34. Meetings of the board of directors shall be attended by the directors personally. If a director cannot attend a meeting for any reason, he/she may entrust in writing other director to attend the meeting on his/her behalf. The written proxy shall specify the proxy's name, entrusted matters, the scope of authorization and the valid term, and be signed by or affixed with the seal of the entrusting director. A director who attends a meeting on behalf of another director shall exercise the rights of that director within the scope of entrusted authority. If a director fails to attend a meeting of the board of directors and also fails to entrust a proxy to attend on his/her behalf, he/she shall be deemed to have waived his/her voting rights at that meeting.

Article 35. In normal cases, the chairman of the board, as the president of the board meeting, shall preside board meetings. If the chairman of the board fails to attend a board meeting, the vice chairman shall preside the board meeting. In case both the

chairman and the vice chairman of the board fail to attend the board meeting, a director shall be recommended by those directors attending the board meeting to preside the board meeting.

Article 36. When the board of directors examines proposals submitted by the management, in general the senior management personnel responsible for relevant issues shall attend as a non-voting attendee and report to the board of directors.

Article 37. For the purpose of ensuring each proposal is discussed thoroughly and professionally, there shall be sufficient time for discussion at the board meeting. The chairman of the board meeting shall ensure each proposal discussed to be resolved or be given clear guidance.

Article 38. In general, the voting on to-be-examined proposals in the board of directors shall be made item by item.

Article 39. The voting on resolutions of the board in the board meeting shall, in principle, be made by poll. Upon the approval by two-thirds of all the directors, the voting may also be made orally.

Article 40. Meetings of the board of directors may be held only if more than half of the directors (including proxies) attend. Resolutions of the board of directors shall be adopted by the affirmative votes of more than half of all the directors.
Each director shall have one vote on the resolution of the board of directors.

Article 41. Prior to discussion of any proposal at the board meeting, each director shall consider whether this proposal has material interest/relationship with him/her, or any related person or Connected Person of him/her. If there is any such interest/relationship, he/she shall declare his/her interests at the board meeting unless this has been done by other means to the board of directors in advance.

Article 42. If any director, his/her related person or Connected Person has material interest/relationship with proposals subject to the board resolution, such director shall not exercise voting right over such proposals and shall not vote as proxy of other directors. Such a board meeting can be convened upon the presence of more than half uninterested directors, and the resolution shall be adopted by more than half of the uninterested directors. If the uninterested directors present at the board meeting are

less than three (3) persons, such matter shall be submitted to the Bank's shareholders' meeting for approval.

Article 43. Persons other than directors, supervisors and the board secretary can only express their opinions after being approved by the chairman of the board meeting.

Article 44. Directors can only vote for, against or abstain from voting at proposals to-be-examined by the board. In cases directors vote against or abstain from voting on such proposals, they shall specify the reasons.

Article 45. Resolutions by the board of directors may be passed by the affirmative vote of more than half of the directors except for the following matters which shall require the affirmative votes of at least two-thirds of the directors and may not be voted by means of written resolutions:

1. profit distribution or loss make-up plans;

2. risk capital distribution plan;

3. the increase or reduction of registered capital of the Bank or the issuance or public listing of other securities or issuance of bonds;

4. material acquisition, repurchase of the Bank's shares or merger, division and dissolution;

5. substantial investment or disposal of substantial assets;

6. the annual financial budgets and final accounts of the Bank;

7. the amendments to the Articles;

8. proposal to shareholders' meeting in respect of the appointment, re-appointment or replacement of the accounting firm who performs audit for the Bank;

9. recruitment or dismissal of senior managers, etc.;

10. the remuneration strategy of the senior management personnel of the Bank, the performance evaluation of the senior management personnel and awards and punishment thereof;

11. other affairs that the board deems to be materially contrary to the interest of shareholders or directors.

Article 46. The board of directors shall keep minutes of its decisions on the matters examined at the board meetings. Directors and clerks attending the meeting shall sign their names on the minutes. Directors attending the meeting shall have the right to request to add to the minutes the descriptive contents of their statements made at the meeting. The minutes of the board meeting shall be kept by the board secretary as the Bank's archives.

Article 47. The board secretary is responsible for the minutes of the board meeting. The minutes of the board meeting shall record in sufficient detail the matters considered by the board of directors and all decisions reached.

Article 48. The minutes of a board meeting shall include the following:

1. The date, venue and name of the convener of the meeting;

2. The names of directors and the names of other entrusted directors (proxies) attending the board meeting;

3. Agenda of the meeting;

4. The key points of directors' speeches; (including any doubt or objections raised by directors);

5. The voting method and result of each resolution (the voting result of a resolution shall state the numbers of votes for and against the resolution and the number of votes having been abstained);

6. The statement whether connected directors having material interest/relationship with to-be-discussed proposals have withdrawn from voting or not.

7. Other contents as required by laws, administrative regulations and regulatory documents.

Article 49. After conclusion of the board meeting, the drafted minutes of board meeting shall be circulated to all directors within reasonable time for their comments. Directors have the right to present their comments on the drafted minutes of board

meeting between two board meetings or on next board meeting. The minutes of board meeting shall be passed on the next board meeting.

Article 50. The board secretary shall keep proper records of all resolutions and minutes of the board meeting. Directors have the right to consult aforesaid documents at reasonable time upon reasonable notice to the board secretary. Other persons except for directors could consult aforesaid documents upon confirmation by the board secretary as related and entitled persons.

Article 51. Decisions, resolutions and minutes of board meetings shall be filed to China Banking Regulatory Commission within the shortest possible time after the end of the meeting. Minutes of directors' meeting shall be kept permanently.

Section 3 Rules of Written Resolutions

Article 52. Where it is proposed to pass a proposal by way of written resolutions, the board secretary shall send written proposals (with voting ticket) and relevant proposals and reports submitted by the management to all directors. Directors shall complete the voting tickets and return the same to the board secretary for records.

Article 53. Unless otherwise permitted by relevant laws, regulations or provisions, if a substantial shareholder or a director has a conflict of interest in the matter to be considered by the board of directors, the matter shall not be dealt with by way of written resolutions, but a board meeting attended by independent directors who have no material interest in the transaction shall be held to deliberate on the matter.

Article 54. In case of written resolutions, directors may vote for, against, abstain or refer to the board meeting for further discussion. If a director votes against or abstain from voting at a proposal, he/she shall specify the reasons.

Article 55. If any director requests for the matter to be further discussed at a board meeting before resolutions of proposals become effective, the matter shall not be dealt with by means of written resolutions.

Article 56. In order for written resolutions to become legal and effective, they shall be signed by a majority of directors or their proxies who are entitled to receive the notice of board meeting. The written notice confirming such written resolution signed by relevant directors or their proxy directors shall be deemed as their signature on such

written resolution. Such written resolution may be composed of several documents, each of which shall be signed by one or more directors or their proxy directors. A resolution signed by the directors or their proxy directors and delivered through telegram, fax, telex or other electronic means shall be deemed as having been signed by the directors.

Article 57. The board secretary shall keep proper records of all written resolutions passed by the board, the comments made by the directors on voting tickets, and relevant proposals and reports submitted by the management.

Section 4 Implementation and Follow Up of Resolutions

Article 58. The board secretary shall inform the management and other relevant parties of the resolutions passed by the board of directors in writing as soon as possible, and complete the following-up list and send to the management as soon as possible.

Article 59. The management shall be responsible for the implementation of resolutions and following up issues. The Executive Office is responsible for assisting the management and reporting the status and progress thereof to the board secretary before the holding of the next board meeting.

Article 60. The board secretary shall be responsible for reporting the implementation of resolutions to the board of directors at the next board meeting or as and when requested by the board. Directors have the right to enquire the management regarding the implementation of the board resolutions.

Section 5 Working Language and Written Format

Article 61. The official language for the board of directors shall be Chinese and English. The board secretary shall arrange for proper translation according to practical situation.

Article 62. In general, all documents submitted to the board of directors shall be prepared in both Chinese and English.

Article 63. In case of written communication, the following means shall be effective:

1. Any letter or fax signed, in person or by chop, by any director or the board secretary, or any email sent from their e-mail account.

2. Any letter or fax signed, in person or by chop, by the authorized delegate of any of the abovementioned persons, or any email sent from their e-mail account.

Section 6 Notices

Article 64. Notices of the Bank may be sent out by following means

1. in person;

2. by mail;

3. by fax or email;

4. by other means recognized by the Bank, or agreed by the recipient of the notice in advance or recognized by the recipient of the notice after receiving such notice; or

5. through other means recognized by regulatory authorities or stipulated under the Articles.

Article 65. When a notice from the Bank is sent out in person, the recipient of the notice shall sign (or seal) on the return receipt of delivery. The date of the recipient's signature shall be deemed to be the delivery date. When the notice of the Bank is sent out via mail, the delivery date shall be forty-eight hours after such notice is delivered to the post office. When the notice of the Bank is sent out by fax or email, the delivery date shall be the date when the fax or email is sent out.

Chapter 5 Coordination and Communication

Section 1 Communication with Special Committees

Article 66. The board secretary shall attend as a non-voting attendee in special committee meetings. Relevant special committees shall send meeting notice and documents to the board secretary in a timely manner, and copy to the Board Secretariat.

Article 67. Each special committee shall send resolutions (including written resolutions) and minutes of the special committee meeting to the Board Secretariat in a timely manner. The board secretary shall keep the meeting records of special

committees of the board of directors.

Article 68. During the adjournment of the board and if the special committees consider there are issues material and exceptional requiring attention of the board of directors, the special committees may submit written report to the board of directors through the board secretary, and may suggest the chairman of the board to convene a board meeting and to discuss such issues.

Article 69. The board of directors and any director may request for information from each special committee through the board secretary, and the special committee shall provide the requested information as soon as possible.

Article 70. Any important written report submitted by a special committee to the board of directors shall be signed by the committee chairman or any designated committee member or the committee secretary, and shall be submitted to the board of directors through the board secretary.

Article 71. Each committee shall inform the Board Secretariat of its written resolutions in a timely manner.

Article 72. The board secretary shall coordinate the work of each special committee. The board secretary shall coordinate and guide the work of committee secretary of each special committee.

Section 2 Communication with the Management

Article 73. The board of directors is entitled to request the management to provide relevant materials and other assistance in a timely manner as will enable the board of directors to make informed decisions and to discharge its functions and powers.

Article 74. The management shall submit to the board regular working report and material information which is crucial for directors to understand the overall operation and management of the Bank.

Article 75. During the adjournment of the board, the management may submit written report on material or exceptional issues though the board secretary, and suggest to the chairman of the board to convene a board meeting for discussion.

Article 76. Any important written report submitted by the management to the board of directors shall be signed by the president of the Bank or other senior management personnel responsible for relevant issues, and submitted to the board of directors through the board secretary.

Article 77. The board of directors shall inform the management of the resolutions, decisions of board meeting and other relevant issues in a timely manner.

Section 3 Communication with Board of Supervisors

Article 78. Notices of any meeting of the board of directors shall be delivered to the board of supervisors in writing prior to the meeting. Supervisors are entitled to attend as a non-voting attendee and express their opinions.

Article 79. The board of supervisors shall be informed of the resolutions, decisions of board of directors and following up issues.

Article 80. During the adjournment of the board, the board of supervisors may submit written recommendations to propose the board of directors to hold a special board meeting.

Article 81. If the board of supervisors found the board of directors or a director fails to exercise their functions or is in breach of any rules and so on, it may communicate with the board secretary and the director in writing or orally according to practical situation.

Article 82. The board of supervisors is entitled to enquire the chairman of the board of directors and a director, who shall himself/herself or procure other relevant person to provide relevant information and documents earnestly.

Article 83. The member of the board of directors and member of the board of supervisors may communicate with each other at any time and in any form as appropriate.

Section 4 Communication with Shareholders

Article 84. Communication between the board of directors and shareholders shall be conducted mainly through shareholder's meeting and through the board secretary on a

daily basis.

Article 85. Chairman of the board of directors, as the main communication channel between the board of directors and the shareholders, shall keep good relationship with shareholders, and ensure the information of the Bank is fairly disclosed. The board secretary assists the chairman of the board to carry out relevant work.

Article 86. The board of directors encourages shareholders to attend shareholder's meetings. All directors shall attend shareholder's meetings and respond to queries raised by shareholders.

Article 87. The board of directors shall keep continuous communication with shareholders and other stakeholders, and understand their questions and issues.

Article 88. The board of directors shall make timely disclosure regarding relevant issues according to relevant laws, regulations and regulatory documents.

Chapter 6 Miscellaneous

Article 89. This Procedural Rules comes into effect upon approval by the shareholder's meeting. If this Procedural Rules needs to be amended, the board of directors shall present the proposal to shareholder's meeting for approval.

Article 90. Unless there are special explanations, terms mentioned in this Procedural Rules have the same meaning with those terms referred to in the Articles.

Article 91. Should the Procedural Rules conflicts with any newly issued and implemented laws, administrative regulations, listing rules of the place of listing and the Articles, the newly issued and implemented laws, administrative regulations, listing rules of the place of listing and the Articles shall apply.

Article 92. Unless otherwise provided herein, terms of "at least", "within" and "no more than" shall include the number specified; however, terms of "more than", "less than" and "excluding" shall exclude the number specified.

Article 93. The board of directors shall be responsible for the interpretation of the Procedural Rules.

10. Bank of China Limited Rules for the Proceedings of the Board of Supervisors

Chapter 1 General Provisions

Article 1. To ensure the Board of Supervisors exercise their functions and powers effectively according to laws, and to ensure that the Board of Supervisors work effectively and make decisions scientifically, Bank of China Limited (hereinafter referred to as the "Bank") formulated the Rules for the Proceedings of the Board of Supervisors (hereinafter referred to as the "Rules") in accordance with the Company Law of the People's Republic of China (hereinafter referred to as "Company Law"), Articles of Association of Bank of China Limited (hereinafter referred to as the "Articles"), and other relevant laws, regulations and regulatory documents and in the consideration of the Bank's practical situation.

Article 2. The Board of Supervisors is the supervisory body of the Bank and is responsible to the Shareholder Meeting. The Board of Supervisors shall exercise its functions and powers in accordance with Company Law, Articles, the Rules and other relevant laws, regulations and regulatory documents.

Chapter 2 Composition of the Board of Supervisors

Article 3. The Board of Supervisors shall be composed of representatives of the Bank staff, external supervisors and supervisors appointed by shareholders. There shall be at least two external supervisors, and those supervisors representing the Bank staff shall account for no less than one-third of all the supervisors of the Bank. The term for a supervisor is three (3) years, and the supervisor may serve consecutive terms if re-elected upon the expiration of his/her term.

Article 4. The Board of Supervisors shall be composed of five (5) to nine (9) supervisors, one of whom shall be elected as the chairman of the Board of Supervisors. The chairman of the Board of Supervisors shall be elected and removed by at least two-third of all supervisors. The chairman of the Board of Supervisors shall be a professional full-time staff, and shall possess professional knowledge and work experiences in one of such fields as finance, auditing, banking and law.

Article 5. An office shall be set up for the Board of Supervisors who shall be responsible for coordination and implementation of the work of Board of Supervisors.

Chapter3 Powers and Functions of the Board of Supervisors

Article 6. The Board of Supervisors shall perform the following duties:

1. to examine and supervise the financial activities of the Bank;
2. to supervise the performance of duties by the directors and senior management personnel of the Bank, and to make proposal for the dismissal of the directors and senior management personnel who violate laws, administrative regulations, the Articles or resolutions of the shareholders' meeting;
3. to require the directors, the president of the Bank and other senior management personnel to rectify any act that is detrimental to the Bank' interests;
4. to carry out an auditing on the leaving of the directors and senior management personnel, if necessary;
5. to audit the business decision-making, risk management and internal control of the Bank, if necessary;
6. to verify and to make recommendations in respect of financial information such as financial reports, business reports, profit distribution plans etc. that the board of directors intends to submit to the shareholder meeting and, if in doubt, shall be able to appoint, in the name of the Bank, a certified accountant or practicing auditor to assist in reviewing such information;
7. to make enquiries of the directors, the chairman of the board of directors and senior management personnel;
8. to propose to convene an extraordinary shareholder meeting, and to convene and preside over a shareholder meeting when the board of directors fails to perform its duty of convening and presiding over such meeting in accordance with Company Law;
9. to make proposals at the shareholder meetings;
10. to represent the Bank in negotiating with a director or instituting legal proceedings against a director or senior management personnel; and
11. other duties provided by laws, administrative regulations and the Articles or duties

authorized at the shareholder meetings.

Article 7. A supervisor can attend the board meetings as a non-voting attendee and shall have the right to express his / her opinion. A supervisor can attend the meetings of senior management as a non-voting attendee.

Article 8. The Board of Supervisors may require the directors, senior management personnel, internal and external audit personnel to attend the meetings of Board of Supervisors and answer the questions with which the Board of Supervisors concerns.

Article 9. The internal audit departments of the Bank shall, in a timely manner, submit to the Board of Supervisors the complete results of auditing and examination of the internal functional departments and the branches of the Bank.

Article 10. The directors, senior management personnel shall provide appropriately and shall also procure relevant personnel to honestly provide the Board of Supervisors with relevant information and documents and shall not impede the performance of functions carried out by the Board of Supervisors or any supervisors.

Article 11. The Board of Supervisors may engage such professional entities as law firms and accounting firms for assistance in the performance of its duties, and all relevant expenses incurred thereof shall be borne by the Bank.

Article 12. The chairman of the Board of Supervisors shall perform the following powers and duties:

1. convene and preside over the Board of Supervisors meeting;
2. convene an extraordinary meeting of the Board of Supervisors when he/she deems as necessary; and
3. sign resolutions of meetings of the Board of Supervisors,
4. other functions and powers vested by the Board of Supervisors

Where the chairman of the Board of Supervisors is unable or fails to perform his/her duty, a supervisor shall be recommended by half or more supervisors to perform his/her duty on behalf of the chairman of the Board of Supervisors.

Chapter 4 Meetings of the Board of Supervisors

Article 13. The method for the Board of Supervisors to discuss the official issues is holding meetings of the Board of Supervisors.

Article 14. The Board of Supervisors shall hold at least one (1) meeting every six months and four (4) meetings annually.

Article 15. Where it is deemed necessary by the Chairman of the Board of Supervisor or where other supervisors propose, the Chairman of the Board of Supervisors shall convene an extraordinary meeting of the Board of Supervisors within five (5) working days.

Article 16. A written notice of and other documents in relation to a meeting of the Board of Supervisors shall be delivered to all supervisors five (5) working days before the meeting. A notice of and other documents in relation to an extraordinary meeting of the Board of Supervisors shall be delivered within a reasonable time before the meeting.

Article 17. A notice of the meeting of the Board of Supervisors shall specify:

1. the date and place of the meeting;
2. the term of the meeting;
3. the matters and proposals to be examined by the meeting;
4. the date the notice is sent out.

Article 18. At least half of the supervisors shall constitute the legal quorum of any meeting of the Board of Supervisors.

Article 19. A supervisor shall personally attend meetings of the Board of Supervisors after the receipt of written notice. If a supervisor fails to attend a meeting for any reason, he/she may by a written proxy entrust another supervisor to attend the meeting on his/her behalf. An external supervisor may also entrust other external supervisor to attend the meeting on his/her behalf.

The proxy shall specify the name of the proxy supervisor, entrusted matters, scope of authority and term, and shall be signed by or affixed with the seal of the entrusting supervisor.

A supervisor who attends a meeting on behalf of another supervisor shall exercise the rights of that supervisor within the scope of entrusted authority. If a supervisor fails to attend a meeting of the Board of Supervisors and does not appoint a proxy to attend on his/her behalf, he/she shall be deemed to have waived his/her voting rights in that meeting.

Article 20. Should a supervisor fail to attend in person two consecutive meetings of the Board of Supervisors and does not entrust other supervisors to attend on his/her behalf, the supervisor shall be deemed to be incompetent to perform his/her duties, and the Board of Supervisors shall propose to the shareholder meeting or the employees' representative congress to dismiss such supervisor.

If an external supervisor fails to attend in person three consecutive meetings of the Board of Supervisors, the Board of Supervisors shall present a proposal to shareholder meeting for the dismissal of the external supervisor.

Chapter 5 Voting and Resolutions of the Meetings

Article 21. The voting on proposals discussed at a meeting of Board of Supervisors shall be conducted in an one-after-another way, namely the voting on a proposal shall be commenced only after review of such proposal and the voting on any other proposal shall not be commenced until the voting on such proposal has been completed. Each supervisor shall have one vote.

Article 22. Supervisors may vote and adopt resolutions at a meeting of the Board of Supervisors by telecommunication means provided that the Supervisors express their opinions fully and adequately. Such resolution shall be signed by all supervisors attending such meeting.

Annual work report of the Board of Supervisors, annual report of the Bank, profit distribution plans and other material proceedings reviewed and examined by the Board

of Supervisors for submission at the shareholder meeting shall not be voted by telecommunication means.

Article 23. Each supervisor shall vote at the meetings of the Board of Supervisors by open ballot or by telecommunication means. Resolutions shall be announced and it shall be reported on whether a resolution has been adopted according to the voting result. The voting result for any resolution shall be recorded in the minutes of the meetings.

Article 24. Any relevant resolution or report of the Board of Supervisors shall be subject to the approval of at least two thirds of all the supervisors.

In case that any supervisor disagrees in principle with any resolution or report, such disagreement shall be explained in the relevant resolution or report.

Article 25. Each supervisor shall sign his/her name on each resolution of the Board of Supervisors and each supervisor shall be responsible to the Board of Supervisors therefore. If a supervisor can prove that he/she has raised objection to such resolution and such an objection has been recorded in the minutes of the meeting, the supervisor may be released from his/her above responsibility.

Chapter 6 Minutes of the Meetings

Article 26. Minutes shall be made for meetings of the Board of Supervisors and shall be signed by each supervisor and the clerk attending the meeting. Supervisors attending the meeting shall have the right to request to supplement in the minutes the explanation of their statements made at the meeting. The minutes of meetings of the Board of Supervisors shall be kept as the Bank's archives by the Board of Supervisors.

Article 27. The minutes of the meetings of the Board of Supervisors shall include the following contents:

1. the date and place of the meetings and the names of supervisor who convenes the meeting;
2. the names of supervisors who attend the meeting and the proxy supervisors who attend the meeting on behalf of other supervisors;

3. the agenda of the meeting;
4. the key points of the supervisors' speeches;
5. the voting method and result for each resolution (the voting result shall state the number of votes for and against the resolution and the number of votes abstained).

Article 28. The decisions, resolutions and minutes of meetings of the Board of Supervisors shall be submitted to the China Banking Regulatory Commission for record.

Chapter 7 Miscellaneous

Article 29. The Rules shall come to effect as of the date of approval at the shareholders meeting. In the event that the Rules are amended, the Board of Supervisors shall present the proposal of the amended Rules to shareholder meeting for approval.

Article 30. If the Proceedings are in conflict with laws, administrative rules, other regulatory documents updated from time to time, the Articles and resolutions of a shareholders meeting, such laws, administrative rules, other regulatory documents, the Articles and resolutions of a shareholder meeting shall prevail.

Article 31. The Board of Supervisors shall be responsible for explaining the Rules.

11. Proposal for the election of directors of the Bank

Article 122 of the Bank's Articles of Assiciation provides that directors shall be elected by the shareholders and serve a term of office of 3 years calculated from the date of approval by the China Banking Regulatory Commission. A director may serve consecutive terms if he/she is re-elected upon the expiration of his/her term. Messrs Xiao Gang, Li Lihui, Hua Qingshan, Li Zaohang and Anthony Francis Neoh are directors whose terms of office will expire in August 2007. Mr. William Peter Cooke is a director whose term of office will expire in December 2007. Due to personal reasons, Mr. William Peter Cooke will retire upon the expiration of his term. Each of the remaining directors will offer themselves for election at the forthcoming AGM. Further, the Board proposes to appoint Mr. Huang Shizhong and Mdm. Huang Danhan as independent non-executive directors of the Bank. Accordingly, ordinary resolutions will be proposed at the forthcoming AGM to elect Messrs Xiao Gang, Li Lihui, Hua Qingshan, Li Zaohang and Anthony Francis Neoh as Directors and to elect Mr. Huang Shizhong and Mdm. Huang Danhan as independent non-executive directors of the Bank.

All the retiring directors who offered themselves for election will be appointed for a term of three years which will end at the date of holding the Bank's annual general meeting in 2010. The appointments of Mr. Huang Shizhong and Mdm. Huang Danhan as directors shall also be for an initial term of three years. Mr. Huang Shizhong will be appointed as an additional independent non-executive director. His term of office will commence from the date of approval by the China Banking Regulatory Commission and end at the date of holding the Bank's annual general meeting in 2010. Mdm. Huang Danhan will be appointed as an independent non-executive director to replace possible vacancy of independent non-executive director in future. Her term of office will commence from the date of expiration of the term of the director she is going to replace or the date of approval by the China Banking Regulatory Commission (whichever is the later) and end at the date of holding the Bank's annual general meeting in 2010.

Currently, the fee and /or emoluments of the Bank's directors are as follows: (i) a non-executive director does not receive any director's fee from the Bank; (ii) an independent non-executive director is entitled to receive a director's fee of RMB 200,000 per annum; he/she is also entitled to receive additional fees if he/she is appointed to serve on any Board Committee(s), that is the highest of any one of the following on a non-accumulative basis: RMB 200,000 per annum as chairman to Risk Policy Committee or Audit Committee, RMB 100,000 per annum as chairman to any other Board Committee and RMB 50,000 per annum per Committee as any Board Committee member; (iii) the emolument of the Chiairman of the Board consists of salary, bonus and allowance. The bank also provides pension fund scheme. The emolument of the Chairman is determined with reference to the relevant remuneration scheme of the Bank. The Nomination and Remuneration Committee will determine the annual remuneration scheme which will then be submitted to shareholders' approval at general meeting; (iv) an executive director (including vice chairman) does not receive director's fee but receive corresponding emolument in accordance with his/her position in the Bank, including salary, bonus and allowance. The Bank provides pension fund scheme for executive directors. The emolument of executive directors is determined by reference to the relevant remuneration system of the Bank. The Nomination and Remuneration Committee of the Bank is responsible for determing the annual remuneraion scheme and it will become effective upon approval by the Board.

None of the retiring directors who offered themselves for election and the proposed new directors to be appointed has any relationship with any director, senior management or substantial or controlling shareholder of the Bank.

Mr. Xiao Gang, Mr. Hua Qingshan and Mr. Li Zaohang are directors of the Bank's subsidiaries, namely BOCHK Holdings and Bank of China (Hong Kong) Limited. Further, Mr. Xiao Gang is also a director of BOC Hong Kong (Group) Limited and

BOC Hong Kong (BVI) Limited, both of which are wholly-owned subsidiaries of the Bank. Mr. Li Zaohang is also the Chairman of Bank of China Group Insurance Company Limited and Bank of China (Canada), both of which are wholly-owned subsidiaries of the Bank. Mr. Li Lihui is the Chairman of the Bank's wholly-owned subsidiary, BOC International Holdings Limited. Save as disclosed aforesaid, none of the retiring directors who offer themselves for re-election and the proposed new directors to be appointed hold any position with the Bank or any of its subsidiaries.

Mr. Hua Qingshan and Mr. Li Zaohang were granted share options by BOC Hong Kong (BVI) Limited, the immediate holding company of BOCHK Holdings, pursuant to a Pre-listing Share Option Scheme to purchase the issued ordinary shares of BOCHK Holdings. BOCHK Holdings is a subsidiary of the Bank and its shares is also listed on the Hong Kong Stock Exchange. As at Dec. 31, 2006, Mr. Hua and Mr. Li both had outstanding options to purchase 1,446,000 shares each. Further details of such options are set out in the Report of the Directors of the Bank's 2006 Annual Report. Save as disclosed aforesaid, none of the retiring directors who offered themselves for re-election and the proposed new directors to be appointed has any interests in the shares of the Bank or its associated companies within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

In respect of each of the aforesaid retiring directors who offered themselves for election and the proposed new directors to be appointed, there is nothing which need to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Hong Kong Listing Rules nor is there any issues which need to be brought to the attention of the shareholders. Nor have they been penalized by the China Securities Regulatory Commission and other relevant departments and stock exchange.

In respect of each of the aforesaid retiring directors who offered themselves for election, please refer to the Bank's 2006 Annual Report for their CVs. The CV of Mr. Huang Shizhong and CV of Mdm. Huang Danhan are as follows:

Huang Shizhong, 45, currently serves as vice president of Xiamen National Accounting Institute. He graduated in 1986 from Dalhousie University with a MBA degree, and received his Ph.D degree of Economics (with accounting focus) in 1993 from Xiamen University. Mr. Huang has served successfully as managing partner of Pan-China Xiamen CPA firm, deputy dean of the management school of Xiamen University. Mr. Huang also serves as a member of the Education Steering Committee of the National Master Program of Professional Accounting, adviser to the Accounting Standards Committee of the Ministry of Finance, member of standing committee of the Chinese Accounting Association, member of the Auditing Standards Committee of the CICPA. He serves as independent non-executive director in Xiamen International Airport Group Co., Ltd., Xiamen International Port Co., Ltd.(listed in Hong Kong Exchange), Xiamen C & D Inc., Xiamen Tungsten Co., Ltd. Mr. Huang has no related relation with Bank of China and its controlling shareholders. He holds no shares issued by Bank of China.

HUANG Danhan, 57, currently serves as Senior Advisor of EU-China Trade Project in trade in services, a Partner of Sinobridge PRC Lawyers. She graduated from Robert Schuman University of Strasbourg, France with a State Doctor's degree in Law in 1987. She is the first PRC scholar who received such degree in France in the field of social sciences. Since returning to China, she has served successively as government official in MOFTEC (now Ministry of Commerce), university professor, private practice lawyer and Chief Legal Officer for some major Chinese state-owned trading company and financial institutions, including General Manager of Legal Department, China Construction Bank (August 1999- March 2001), and General Counsel, China Galaxy Securities Company Limited (March 2001-September 2004). She also served as a member of the First Session of the Public Offering Examination and Approval Commission under the China Securities Regulatory Commission (1993-1995). Starting from January 2007, she has been serving as an Independent Non-Executive Director of Beijing ZJS Express, Co. Ltd.

The retiring independent non-executive director who offered himself for election,

namely, Mr Anthony Francis Neoh, and the proposed appointments of independent non-executive directors, namely Mr. Huang Shizhong and Mdm. Huang Danhan have given written confirmations of their independence to the Bank. The flollowing templates of statements of the nominators and the candicates have been signed by relevant parties and filed with competent authorities.

Statement of Nominator for Independent Director of Bank of China Limited

The nominator, _____, hereby make a public statement on nominating ____ as the candidate for independent director of ____ Board of Directors of ____Co., Ltd, and states that there is no relation between the nominee and ___ Co., Ltd that may affect the nominee's independence. The detailed statement is as follows:

The nomination is made on the basis of full understanding of the nominee's profession, academic credentials, professional title, detailed work experience, and particulars about his part-time work (see the attachment for the detailed C.V. of the nominee). The nominee has agreed in written form to be candidate for the independent director of ___ Board of Directors of ____ Co., Ltd (annex: statement of candidate for independent director), and the nominator considers that:

I. The nominee is qualified as director of a listed company pursuant to the laws, administrative regulations and other rules;

II. The nominee meets the requirements on qualifications set forth in the Articles of Association of ___ Co., Ltd;

III. The nominee meets the requirements on independence set forth in the Guidelines for Introducing Independent Directors to the Board of Directors of Listed Companies promulgated by China Securities Regulatory Commission:

1. The nominee and his direct relatives and major social relations do not serve in _____ Co., Ltd and its subsidiaries;

2. The nominee and his direct relatives are not the shareholder who directly or indirectly holds a 1% of the outstanding shares in the listed company, nor are they one of the top ten shareholders of the company;

3. The nominee and his direct relatives do not work for the shareholder who directly or indirectly holds more than 5% of the outstanding shares in the listed company, nor do they work for any of the top five shareholders of the company;

4. The nominee does not involve any of the above three circumstances in the recent year;

5. The nominee does not provide accounting, legal service, management and technical consultation and such other services for the listed company and its subsidiaries.

IV. The nominee should not act as independent director concurrently for more than five listed companies, including _____ Co., Ltd.

The nominator hereby guarantees that the above statement is true, complete and accurate without any false information or misleading statements, and he fully understands the consequence possibly caused by false statements.

Nominator: Board of Directors

Bank of China Limited

(Seal)

Date:

Statement of Candidate for Independent Director of Bank of China Limited

The declarant, _____, as the candidate for independent director of ____ Board of Directors of _____ Co., Ltd, hereby states that I have no relation with _____ Co., Ltd that may affect my independence while acting as an independent director of the company. The detailed statements are as follows:

I. I and my direct relatives, and major social relations do not serve in the company or any of its subsidiaries;

II. I and my direct relatives do not directly or indirectly hold 1% or more than 1% outstanding shares of the company;

III. I and my direct relatives are not one of the top ten shareholders of the company;

IV. I and my direct relatives do not work for a shareholder who directly or indirectly holds 5% or more than 5% outstanding shares of the company;

V. I and my direct relatives do not work for any of the top five shareholders of the company;

VI. I have none of the above five circumstances in the recent year;

VII. I have not provided any accounting, legal service, management and technical consultation and such other services for the listed company or its subsidiaries;

VIII. I have not received additional and undisclosed other income from the company or

its major shareholders or interested institutions and persons;

IX. I meet the requirements on qualifications set forth in the Articles of Association of the company.

Furthermore, I will not act as independent director concurrently for more than five listed companies, including _____ Co., Ltd.

I am fully aware of the responsibilities of independent director, and hereby guarantee that the above statement is true, complete and accurate without any false information or misleading statements, and I fully understand the consequence possibly caused by false statements. Shanghai Stock Exchange may verify my qualifications and independence according to my statement. When I serve as independent director of the company, I will observe the rules, regulations and circulars issued by CSRC and business rules requirements of Shanghai Stock Exchange, accept supervision of the stock exchange, and ensure there is enough time and energy to perform my responsibilities. I will make the judgment independent of major shareholders, actual controllers and other interested units or individuals of the company.

Declarant:

Date:

Supplementary Statement on the Independence of the Candidate for Independent Director of Bank of China Limited

1. Basic Information

A. Name: ______________________

B. Full Name of the Listed Company: _____________ (hereinafter referred to as "the Company")

C. Other Information: Refer to "C.V. of the Independent Director" and "The Statement of the Independent Director Candidate" for details

2. Are you serving as a public servant or serving in a public institution with administrative and management function?

Yes□ No□

If yes, please specify in detail.

3. Are you one of the staff working in the subordinate unit, such as its subsidiary or

branch of the actual controller or controlling shareholder of the Company, or his/her relative?

Yes□ No□

If yes, Please specify in detail.

4. Are you one of the staff working in the organs that provide services, like auditing, consultation, appraisal, legal service, undertaking, etc and having participated in the related project of intermediary service? Are you the principal or partner of the said organ?

Yes□ No□

If yes, please specify in detail.

5. Are you one of the staff working in the lending bank, supplier or distributor that is relevant to the Company?

Yes□ No□

If yes, please specify in detail.

6. Are you one of the cadres who are in service for the central administrative organ, or are you one of the retired cadres?

Yes□ No□

If yes, please specify in detail.

I, ___________(please completed in block letters), solemnly affirm that the answers to the questions above are true, accurate and complete and it is guaranteed that there is no false records, misleading statements or significant omissions. The possible consequence caused by false statement is fully understood. Shanghai Stock Exchange could evaluate my suitability for the position of independent director in the Company based on the answers above and other materials available.

Declarant: (signature)

Date:

12.The proposal of the remuneration scheme for the Chairman of Board of Directors, the Chairman of the Board of Supervisors and Independent Non-Executive Directors

Management Measures on Remuneration of Chairman of the Board of Directors and Chairman of the Board of Supervisors of Bank of China ("BOC")

Chapter 1 General Provisions

Article 1

The Measures is hereby formulated to build up a standardized, effective, scientific and equitable remuneration system and incentive and restraint mechanism for Chairman of the Board of Directors and Chairman of the Board of Supervisors of Bank of China (BOC).

Article 2

The Measures applies to Chairman of the Board of Directors and Chairman of the Board of Supervisors, who receive remunerations from BOC, except those whose remuneration is otherwise stated in their employment contracts. In the case of the exception, the remuneration shall be paid in accordance with the relevant provisions and standards prescribed in the contract.

Article 3

Fundamental principles on remuneration:

1. In compliance with relevant laws and regulations. The remuneration policy shall conform to relevant laws, ordinances and other regulatory documents promulgated by the state and departments concerned as well as the provision in the Articles of Association of BOC, meeting the requirement of corporate governance.

2. Effective combination of incentive and restraint effects. The remuneration policy is

designed to place equal emphases on its incentive and restraint effects so as to make it support the fulfillment of development strategy and operational objectives of BOC, and thus achieve the alignment between individual interests and those of BOC and shareholders.

3. Market-oriented. Carry out a value-creation based and market competitive remuneration policy. Remuneration market positioning is made in reference to that of domestic listed joint-stock financial institutions.

4. Proceeding in an orderly way. Carry out proactive and prudent reform on remuneration system and benefits system and keep them in line with the overall remuneration and benefits reform of BOC.

Chapter 2 Remuneration Structure

Article 4

The remuneration package of Chairman of the Board of Directors and Chairman of the Board of Supervisors consists of three parts: target annual salary, benefits and long-term incentives.

1. The target annual salary includes position salary and annual performance salary. The position salary is paid on a monthly basis and the performance salary is granted on the basis of BOC's operational results and individual performance in the year.

2. The benefits consist of basic and supplementary benefits.

The basic benefits shall be managed according to the employees' welfare system of the Head Office. The supplementary benefits include mainly the benefits determined on basis of practical need in their work. The specific measures on supplementary benefits will be made separately.

3. The long-term incentives include but are not limited to stock appreciation rights plan, and specific measures shall be conducted according to the measures approved by the Board of Directors, general meeting of shareholders and the competent state departments.

Article 5

The remuneration standards for Chairman of the Board of Directors and Chairman of the Board of Supervisors shall be set by the Board of Directors on basis of development strategy, market condition and operating performance of BOC and shall be kept relatively stable.

Article 6

Structure of the target annual salary. Position salary account for 45%, Performance salary account for 55%.

Article 7

The implementation proportion shall be determined according to the competence, experience, performance and other factors. Namely,

Actual position salary of incumbents = target annul salary × implementation proportion × proportion of position salary in target annual salary

Article 8

The implementing proportion is presented by "salary point". There are 9 salary points under each level. The relation among salary points, competence and implementing proportion is illustrated as follows:

Salary point	Competence for the position	Implementation proportion
9 (upper limits)	Completely competent and far qualified for the position.	120%
8		115%
7	Completely competent for the position.	110%
6		105%
5 (Medium)	Competent for the position.	100%
4		95%
3	Basically competent for the	90%

2		85%
1 (Lower limit)	Newly engaged in the position.	80%

Article 9

The "annual performance bonus" is an evaluation-based income and shall be granted according to BOC's operational results and individual performance evaluation, of which:

1. In terms of the annual salary of the Chairman of the Board of Directors, 50% shall be linked to the comprehensive fulfillment of Key Performance Indices of BOC and may be granted, with a ceiling of 200%, only when at least 80% Key Performance Indices are achieved. The remaining 50% shall be linked to the results of individual performance evaluation.

In terms of the annual salary of the Chairman of the Board of Supervisors, 10% shall be linked to the comprehensive fulfillment of Key Performance Indices of BOC, and the remaining 90% shall be linked to the results of individual performance evaluation. Other provisions are the same as specified above.

2. Performance salary consists of the salary linked to the fulfillment of performance indices of BOC and that liked to the results of individual performance evaluation. Of which,

Performance salary linked to the fulfillment of performance indices of BOC = Standard performance salary[1] × proportion of performance salary linked to the fulfillment of performance indices of BOC × Comprehensive fulfillment of Key Performance Indices of BOC (the numeric area of fulfillment is between 0.8 and 1.5)

Performance salary linked to the results of individual performance evaluation = Standard performance salary × Proportion of performance salary linked to the results of individual performance evaluation× individual performance evaluation score.

[1] Standard performance salary = target annual salary × proportion of performance salary

Article 10

The performance evaluation and performance salary granting of Chairman of the Board of Supervisors shall be conducted by shareholders.

Article 11

For the sake of integrity, 30% of the annual performance bonus linked to the comprehensive fulfillment of Key Performance Indices of BOC, which is based on the audit result of financial reports, shall not be granted until the beginning of the third year since the audit year.

Chapter 3 Over-fulfillment rewards

Article 12

Over-fulfillment rewards, which are subject to the approval by the Board of Directors and the general meeting of shareholders, may be granted for any of the following achievements in the year:

1. Over-fulfillment rewards may be granted to Chairman of the Board of Directors and Chairman of the Board of Supervisors based on the fulfillment of profit goals.

Over-fulfillment rewards standard = target annual salary of each senior management personnel × (50% × over-fulfillment of net profit × corresponding link coefficient + 50% × annual growth rate of net profit × corresponding link coefficient) Of which,

Over-fulfillment of net profit =(Net profit actually fulfilled – planned net profit) / planned net profit × 100%

Annual growth rate of net profit = (Net profit fulfilled in the evaluation year— net profit fulfilled in previous year) / net profit fulfilled in previous year × 100%

Corresponding link coefficients are listed as follows:

Over-fulfillment of net profit and annual growth rate of net profit	< 10%	10%—20%	20%-30%	30%-50%	> 50%
Link coefficient	0	1	1.2	1.5	1.8

2. Determined by the general meeting of shareholders, over-fulfillment rewards may be granted to other qualified persons. Over-fulfillment rewards standard shall be proposed by the Personnel and Remuneration Committee, submitted to the Board of Directors for review and finally approved by the general meeting of shareholders.

Chapter 4 Adjustments to Remuneration

Article 13 Regular adjustments

Regular adjustments are made on the premise that the comprehensive fulfillment of Key Performance Indices of BOC reaches at least 90% and on the basis of the results of individual performance evaluation of the senior management (see the following table). Once the salary points corresponding to results of individual performance evaluation have accumulated to be a multiple of one salary point, the salary points will be automatically promoted. The residual fraction less than one salary point may be accumulated across years.

Results of individual performance evaluation	A+	A	B	C and below
salary point that can be promoted	1.5 salary points	1 salary point	0.5 point	0

Article 14 Special adjustments

The Personnel and Remuneration Committee shall conduct evaluations of the current remuneration management system on a nonscheduled basis, propose adjustments to the remuneration management measures and structure system in accordance with BOC's development strategies and market condition, and fulfill corresponding approval procedures.

1. To adjust the remuneration market positioning of Chairman of the Board of Directors and Chairman of the Board of Supervisors based on the needs of BOC's development strategy.

2. To adjust the target annual salary structure and overall remuneration structure of Chairman of the Board of Directors and Chairman of the Board of Supervisors including but not limited to the adjustments to the target annual salary standards, remuneration composition, remuneration structure, etc.) according to the needs of market competition.

Chapter 5 Approval Procedures

Article 15

Remuneration levels, grades and salary points for Chairman of the Board of Directors and Chairman of the Board of Supervisors shall be proposed by the Personnel and Remuneration Committee, submitted to the Board of Directors for review and finally approved by the general meeting of shareholders.

Article 16

The scheme on adjustments of remuneration and over-fulfillment rewards for Chairman of the Board of Directors and Chairman of the Board of Supervisors shall be proposed by the Personnel and Remuneration Committee, submitted to the Board of Directors for review and finally approved by the general meeting of shareholders.

Chapter 6 Exceptional Cases

Article 17

For those who take or leave office in the evaluation year, their performance bonus shall be calculated by month on the basis of actual time employed.

Article 18

In the evaluation year, the position salary and benefits of those who are on an approved full-time training program for six months or above shall remain unchanged, and the performance bonus shall be 60% of the standard in principle.

Article 19

For those who leave their positions with approval for personal reasons (including sick leave, full-time training, etc.) in the evaluation year, their position salary shall remain unchanged, and the annual performance bonus and benefits standards shall be proposed by the Personnel and Remuneration Committee, submitted to the Board of Directors for review and finally approved by the general meeting of shareholders.

Article 20

For those who are dismissed or suspended from duties for some reasons, or have other exceptional cases, their remuneration and benefits arrangement shall be proposed by the Personnel and Remuneration Committee, submitted to the Board of Directors for review and finally approved by the general meeting of shareholders.

Chapter 7 Supplementary Provisions

Article 21

The annual salary and cash allowances are pre-tax income. Personal income taxes, statutory social securities shall be paid in compliance with relevant regulations on

personal income tax and social securities. Personal income taxes, social securities and membership dues of trade union shall be paid in compliance with government policies at national or local level and the policies of BOC.

Article 22

The Measures shall take effect as of January 1, 2007.

Article 23

The Personnel and Remuneration Committee is responsible for interpreting the Measures.

Implementation Plan on Management Measures on Remuneration of Chairman of the Board of Directors and Chairman of the Board of Supervisors of Bank of China

I Proposal on the target annual salary at various levels and grades under the new *Measures*

It is proposed to adjust our Bank's target annual salary of Chairman of the Board of Directors in 2007 to RMB1,100,000, and that of Chairman of the Board of Supervisors to RMB1,030,000 respectively.

According to the measures, there is no specified relation between position and remuneration levels for Chairman of the Board of Directors and Chairman of the Baord of Supervisors. The remuneration standards for Chairman of the Board of Directors and Chairman of the Board of Supervisors shall be set by the Board of Directors on basis of development strategy, market condition and operating performance of BOC.

II Proposal on the implementing proportion of the position salary for the senior management

As approved at the shareholders' meeting in September 2005, the proportion of the position salary for Chairman of the Board of Directors, Chairman of the Board of Supervisors was determined as 100% respectively. It is proposed to keep the implementing proportion of the position salary unchanged in 2007.

Proposal on the Issues Related to the Remuneration of Independent Directors

According to the *Resolution* of the Interim General Meeting of Shareholders held on Dec. 30, 2004, remuneration before tax to directors paid by our bank is as follows (in RMB, the same below): basic remuneration of RMB 200,000.00/person/year, additional duty allowance of RMB 200,000.00/person/year will be paid to the persons taking the position of Risk Policy Committee or Audit Committee chairman, and additional duty allowance of RMB 100,000.00 will be paid to the chairmen of other special committees . Additional duty allowance of RMB 50,000.00 /person/year will be paid to the persons being members of special committees. The original *Resolution* provides that remuneration for the directors who take positions concurrently in different committees will be paid according to the highest level, rather than in an accumulative manner.

Considering that the roles and responsibilities of the independent directors being members of different committees are comparatively independent, and they all contribute lot of efforts. It is hereby proposed to calculate the remuneration of the independent directors taking positions in different committees in an accumulative manner, on the premise of keeping their basic remuneration and allowance unchanged.

13. 2006 performance appraisal results and performance bonus plan for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and the Supervisors

2006 performance appraisal results and performance bonus plan for the Chairman of the Board of Directors

In accordance with the *Management Measures on Performance Evaluation of the Chairman of Board of Bank of China* and the *Management Measures on Remuneration of the Chairman of Board, Chairman of Board of Supervisors, Executive Directors and Supervisors of Bank of China* approved by the Board of Directors, the Personnel and Remuneration Committee of the Board of Directors has completed the 2006 performance evaluation for the Chairman of the Board according to relevant procedures。

According to the *Measures*, in terms of the finance, client, work progress, staff learning and growth dimensions, the score of director weighting 60%, the Senior management 40%, the final total score is 115.21. Considering that the annual evaluation score exceeds 110, we suggest the annual evaluation result be A+.

The annual rewards of the Chairman of the Board in 2006 consist of two parts: annual performance salary and special rewards. The annual performance salary is RMB577,600.

According to provisions relevant to "special rewards" in the *Measures on Remuneration*, it is suggested that "excess reward" of RMB125,000 should be given to the Chairman of the Board as well as normal performance salary to honor the huge efforts paid and outstanding performance obtained in 2006.

According to the above distribution plan, the total amount of annual performance salary and excess reward of the Chairman of Board in 2006 is RMB 702,600.

2006 Performance Evaluation Result and Remuneration Distribution Plan for the Chairman of Board of Supervisors

China Safe Investment Ltd. has finished the performance measurement for Chairman of Board of Supervisors, the performance evaluation result of Chairman of Board of Supervisors is A. With measurement results, we suggest a distribution plan as follows:

Total Performance bonus is RMB 475,500, over-fulfillment rewards is RMB179,000, total is RMB 654,500.

2006 Performance Evaluation Result and Remuneration Distribution Plan for full-time Supervisors assigned by Shareholders

In accordance with the Rules of Bank of China for Performance Evaluation of the full-time Supervisors assigned by Shareholders, the Chairman of Board of Supervisors have finished the performance measurement for full-time Supervisors assigned by Shareholders in 2006. With measurement results, We suggest rewards distribution policy for supervisors in 2006 as following:

Mr. Wang Xueqiang: the evaluation score is 106.21 and the evaluation grade is A with the total bonus RMB 384,100.
Mr. Liu Wanming: the evaluation score is 104.95 and the evaluation grade is A with the total bonus RMB380,000.

14. Duty Report of Independent Directors of Bank of China Limited for the Year of 2006

March 22, 2007

Dear shareholders,

In accordance with provisions and requirements of the Company Law, the *Guidelines for Introducing Independent Directors to the Board of Directors of Listed Companies*, the laws and regulations applicable to Bank of China (the Bank), and the Bank's Articles of Association, we, the independent directors attended meetings of the Board of Directors and the Shareholders held in 2006. To the best of our knowledge and belief, we have fully discharged our duties and responsibilities in respect of all major matters in which the Board as a whole had been called upon to make a decision or is required by law or the Articles of Association of the Bank to do so. In discharging our duties and responsibilities, we have to their best of our ability and in the time available to us, carried out in-depth review of the information supplied by the management, and offered independent opinions on relevant issues to the Board as a whole, with a view to safeguarding the interests of the Bank and its shareholders, and especially the interests of minority shareholders.

In the course of the discharge of our functions, we have been provided proactive and effective cooperation and assistance from other members of the Board, Senior Management and related personnel.

In 2007, we will continue to work conscientiously and faithfully perform our responsibilities according to laws and regulations governing the Bank, the Articles of Association of the Bank and good corporate governance practices, with a view to safeguarding the rights and interests of the Bank and its shareholders, especially the interests of minority shareholders.

Anthony Francis NEOH,

William Peter COOKE,

Patrick de SAINT-AIGNAN,

Alberto TOGNI

Independent Directors of Bank of China Limited

15. The amendments to the Articles of Association of the Bank

Please refer to the relevant part of special resolution of "Bank of China Limited Notice of 2006 Annual General Meeting" for the amendments to the Aritlces of Association of Bank of China Limited.

中國銀行
BANK OF CHINA

Bank of China Limited

Report for the First Quarter ended 31 March 2007

I IMPORTANT NOTES

1.1 The Board of Directors of Bank of China Limited (the "Bank") and its directors, the Board of Supervisors and its supervisors, and the senior management of the Bank warrant that there are no false disclosures, misleading statements or material omissions contained in this report and that they will be individually and jointly responsible for the truthfulness, accuracy and completeness of the report.

1.2 All directors of the Bank attended the meeting of the Board of Directors approving this quarterly report.

1.3 The financial information of the Bank and its subsidiaries (the "Group") contained in this report for the first quarter of 2007 prepared under Chinese Accounting Standard ("CAS") is unaudited.

1.4 Chairman Xiao Gang, President Li Lihui, Mr. Zhu Min, Executive Vice President in charge of the accounting function, and Mr. Zhang Jinliang, General Manager in charge of the Financial Management Department, undertake that the financial information contained in this quarterly report is true and complete.

II BASIC INFORMATION

2.1 Key financial data and performance indicators

2.1.1 *Key financial data and performance indicators for the Group prepared under CAS*

	As at 31 March 2007	As at 31 December 2006	**Increase/ (decrease) compared to 31 December 2006 (%)**
Total assets (RMB million)	**5,603,637**	5,332,025	5.09
Equity attributable to equity holders of the Bank (RMB million)	**398,665**	387,286	2.94
Net assets per share (RMB)	**1.57**	1.53	2.94
Adjusted net assets per share (RMB)	**1.56**	1.51	3.31

	Three month period ended 31 March 2007	Three month period ended 31 March 2006	**Increase/ (decrease) compared to three month period ended 31 March 2006 (%)**
Net cash outflow from operating activities (RMB million)	**(777)**	(29,711)	97.38
Net cash outflow from operating activities per share (RMB)	**(0.003)**	(0.140)	97.86

	Three month period ended 31 March 2007	Three month period ended 31 March 2006	**(decrease) compared to three month period ended 31 March 2006 (%)**
Profit after tax (RMB million)	**13,414**	11,149	20.32
Net profit attributable to equity holders (RMB million)	**12,147**	9,898	22.72
Earnings per share (Basic and diluted, RMB)	**0.05**	0.05	—
Return on period end equity (Annualized, excluding minority interest)	**12.19%**	15.84%	(3.65) percentage points
Return on weighted average equity (Annualized, excluding minority interest)	**12.36%**	16.66%	(4.30) percentage points
Return on period end equity after deducting the non-routine items (Annualized, excluding minority interest)	**12.01%**	15.13%	(3.12) percentage points
Return on weighted average equity after deducting the non-routine items (Annualized, excluding minority interest)	**12.19%**	15.92%	(3.73) percentage points

On 16 March 2007, the National People's Congress approved the new PRC Enterprise Income Tax Law. This legislation will reduce the enterprise income tax rate for domestic enterprises from 33% to 25% with effect from 2008. In accordance with CAS (No. 18), the Group re-measured its net deferred tax assets of the domestic operations as at the date of pronouncement of the new Income Tax Law to reflect future realisation at the newly enacted tax rate and thereby increased the tax expenses by RMB3,652 million. This adjustment is of one-off in nature. Excluding such impact, the Group's profit after tax would be RMB17,066 million, and profit attributable to equity holders of the Bank would be RMB15,799 million, an increase of 53.07% and 59.62%, respectively, compared to the first quarter of the prior year.

Non-routine profit/loss items are listed as follows:

Items (Amount in millions of RMB)	**Three month period ended 31 March 2007**
Non-operating income, net	**150**
Net gain on disposal of long-term equity investments	**3**
Write-back of impairment losses recognized in previous years*	**64**
Income tax impact of non-routine items	**(42)**
Total	**175**

* mainly represents write-back of impairment losses against accounts receivable.

2.1.2 *Reconciliation between CAS and IFRS financial information*

The Group adopted CAS issued by the Ministry of Finance in February 2006 effective 1 January 2007. The reconciliations of the Group's net profit attributable to equity holders of the Bank for the three month periods ended 31 March 2006 and 2007 and the consolidated equity as at 31 March 2007 and 31 December 2006 prepared under CAS to those under International Financial Reporting Standards (the "IFRS") are set forth below. The unaudited financial information as at 31 December 2006 and for the three month period ended 31 March 2006 has been restated in accordance with CAS.

	Equity (including minority interest)		**Net profit attributable to equity holders of the Bank**	
(Amount in millions of RMB)	**As at 31 March 2007**	As at 31 December 2006	**Three month period ended 31 March 2007**	Three month period ended 31 March 2006
CAS figures	**429,344**	417,325	**12,147**	9,898
Adjustments for differences in accounting standards:				
Reversal of asset revaluation surplus, related depreciation and other items	**(6,377)**	(6,521)	**144**	97
Deferred tax impact	**1,594**	2,152	**(573)**	(32)
Subtotal	**(4,783)**	(4,369)	**(429)**	65
IFRS figures	**424,561**	412,956	**11,718**	9,963

2.2 Number of shareholders and top ten shareholders

2.2.1 ***As at 31 March 2007, the Bank's total number of shareholders was 1,073,786, including 345,923 holders of H Shares and 727,863 holders of A Shares.***

2.2.2 Top ten shareholders of A Share as at 31 March 2007 that were not subject to selling restrictions

No.	Name of shareholder	Number of shares not subject to selling restrictions (Share)
1	Agricultural Bank of China – Dacheng Active Growth Stock Securities Investment Fund	89,627,909
2	Agricultural Bank of China – Baoying Strategic Growth Stock Securities Investment Fund	80,256,120
3	China Pacific Life Insurance Co., Ltd – Traditional – Ordinary Insurance Products	55,370,580
4	China Life Insurance (Group) Company – Traditional – General Insurance	55,044,524
5	ICBC – SSE 50 Trading Open-end Index Securities Investment Fund	48,452,875
6	International Finance – Standard Chartered – CITIGROUP GLOBAL MARKETS LIMITED	47,475,735
7	Agricultural Bank of China – Jingshun Great Wall Domestic Demand Open-ended Securities Investment Fund	30,800,000
8	New China Life Insurance Co. Ltd – Dividend – Personal Dividend – 018L – FH002 SH	27,905,180
9	China Life Insurance Company Limited – Traditional – Ordinary Insurance Products – 005L – CT001 SH	27,058,100
10	China Pacific Life Insurance Co., Ltd – Dividend – Personal Dividend	26,282,563

Note: Certain of the above shareholders are under common control. Save for this, the Bank is not aware of any connected relationship among the above-mentioned shareholders or whether they are parties acting in concert.

2.2.3 *Top ten shareholders of H Share as at 31 March 2007*

No.	Name of shareholder	Number of shares held (Share)
1	HKSCC Nominees Limited	30,270,836,046
2	RBS China Investments S.à.r.l.	20,942,736,236
3	Asia Financial Holdings Pte. Ltd	10,471,368,118
4	National Council for Social Security Fund, PRC	8,377,341,329
5	UBS AG	3,377,860,684
6	Asian Development Bank	506,679,102
7	The Bank of Tokyo-Mitsubishi UFJ Ltd	473,052,000
8	Wingreat International Limited	420,490,000
9	Best Sense Investments Limited	236,526,000
10	Turbo Top Limited	236,526,000

Note: The number of shares held by H Share shareholders was as recorded in the Register of Members maintained by the H Share Registrar of the Bank as at 31 March 2007.

III SIGNIFICANT EVENTS

3.1 Significant changes in major financial statement items and indicators and the reasons thereof

√ Applicable ☐ N.A.

The Group's key financial items and indicators which fluctuated over 30% compared to the first quarter of 2006:

Items	Three month period ended 31 March 2007 (RMB million)	Three month period ended 31 March 2006 (RMB million)	% Change from first quarter of 2006	Main reasons
Net interest income	**34,373**	26,218	31.10%	Increase in net interest margin and average interest-earning assets.
Net fee and commission income	**5,168**	3,150	64.06%	Growth in businesses including fund distribution, bank card, and credit commitment and guarantee.
Net trading (losses)/ gains	**(735)**	1,141	(164.42%)	Increase of net loss from revaluation of foreign exchange position due to the accelerated appreciation of RMB against major foreign currencies. In addition, interest earned from relatively higher yielding foreign currency denominated assets (including assets arising from USD/RMB swaps entered into by the Group to take advantage of interest differentials) was reported under "interest income", but the related swap costs were included in "net trading (losses)/gains".
Net gains/ (losses) on investment securities	**606**	152	298.68%	Increase in gains arising from the disposal of available-for-sale securities.
Profit before income tax	**24,417**	17,657	38.29%	Increase due to the above-mentioned factors.

Items	Three month period ended 31 March 2007 (RMB million)	Three month period ended 31 March 2006 (RMB million)	% Change from first quarter 2006	Main reasons
Income tax	**(11,003)**	(6,508)	69.07%	Increase of income tax expenses for the first quarter of 2007 was mainly due to: (1) re-measurement of deferred tax assets which accounted for an increase of tax expenses amounting to RMB3,652 million (see 2.1.1); and (2) the increase of profit for the period. Excluding the impact under (1) above, the effective income tax rate for the first quarter of 2007 would be 30.11%, largely consistent with that of the prior year.

3.2 Development of significant events, related impact and resolution

☐ Applicable √ N.A.

3.3 Fulfillment of undertakings by the company, shareholders and controlling parties

√ Applicable ☐ N.A.

Based on the best knowledge of the Bank, undertakings by the Bank, its shareholders and controlling parties were fulfilled during the reporting period.

3.4 Warnings and explanations of any forecasted losses or significant changes to retained earnings brought from the beginning of the financial year to the end of next reporting period

☐ Applicable √ N.A.

IV QUARTERLY REPORT

This announcement and the first quarter report prepared under CAS are simultaneously available on the website of the Shanghai Stock Exchange at www.sse.com.cn and that of the Bank at www.boc.cn. The first quarter report prepared in accordance with the IFRS is also simultaneously posted on the website of the Bank at www.boc.cn.

Xiao Gang
Chairman
Board of Directors,
Bank of China Limited
30 April 2007

Announcement Regarding Resolutions of the Board of Directors of Bank of China Limited

Bank of China Limited (the "Bank") and all members of its board of directors warrant that the information disclosed is authentic, accurate and complete, and contains no false representations, misleading statements or material omissions.

The notice of meeting of the Board of Directors of Bank of China Limited held on April 27, 2007 had been sent to all Directors and Supervisors on April 13, 2007 by means of paper documents and email and the meeting was convened on April 27, 2007 in Beijing. Number of directors who should be present is 16 and 14 of them attended the meeting in person, Sir Fred Goodwin and Mr. Anthony Neoh entrusted Chairman Xiao Gang to attend the meeting and to vote on their behalf, which is in compliance with the provisions of the Company Law and the Articles of Association of the Bank. Non-voting attendees to the meeting included members of the Board of Supervisors and the Senior Management. Mr. Xiao Gang, Chairman of the Board of Directors, presided over the meeting. The following resolutions were discussed and adopted by signed paper ballots by Directors present:

1. Proposal on the 2007 First Quarter Report of Bank of China Limited

Votes For: 16 Votes Against: 0 Abstention Votes: 0

2. Proposal on the Renewal of Directors and Officers Liability Insurance Policy

The Board of Directors has resolved and approved the Bank's renewal of its "D&O Policy" with the policy coverage of USD50 million at a total

premium of not more than USD700, 000. The panel of insurers includes Huatai Insurance Company of China Limited, AIU Insurance Company Shanghai Branch, Federal Insurance Company Shanghai Branch, Allianz Insurance Company Guangzhou Branch, and Bank of China Insurance Company Limited.

Votes For: 16 Votes Against: 0 Abstention Votes: 0

The announcement is hereby made.

Board of Directors

Bank of China Limited

April 30, 2007

END